                           FORWARD-LOOKING STATEMENTS

     This information presented herein includes and incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to dispositions, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. In particular, a number of statements in the sections headed "Summary," "The Refinancing Plan," "Operating and Financial Review and Prospects," the first section under "Business" and "Business -- Our Strategy" contain forward-looking statements. Forward-looking statements can be identified by context. For example, words such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts" and variations of such words or similar expressions indicate the presence of forward-looking statements. All forward-looking statements, including, without limitation, management's examination of operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management's expectations, beliefs and projections will be achieved.

     There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained herein. These include, among others:

     - general economic and business conditions, particularly a general economic downturn;
     -  industry trends;
     -  increases in our leverage;
     - our ability to repay, refinance or restructure our indebtedness and to comply with our debt covenants;
     -  the terms and conditions of our asset disposals and the timing therof;
     -  changes in our ownership structure;
     -  competition;
     -  changes in our business strategy or development plans;
     - challenges to, or losses or infringements of our intellectual property rights;
     -  customer preference;
     -  technological advancements;
     -  political conditions;
     -  financial and equity markets;
     -  foreign currency exchange rate fluctuations;
     - legal and regulatory requirements and the outcome of legal proceedings and pending investigations;
     -  environmental liabilities;
     -  natural disasters; and
     -  war or acts of terrorism.

     This list is not exhaustive and there are other factors that may cause our actual results to differ materially from the forward-looking statements. For further information regarding some of the factors that could affect our business and financial results, see "Risk Factors". All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere herein. Capitalized terms used but not defined in this summary are defined elsewhere herein. You should thoroughly consider the information provided herein in its entirety, including the information set forth under "Risk Factors".

     Unless the context requires otherwise, references to "we", "us" and "our" mean Vivendi Universal S.A. and its subsidiaries and "Vivendi Universal" means Vivendi Universal S.A.

     Certain financial data presented in this summary are on a pro forma basis. See "Operating and Financial Review and Prospects -- Comparability -- Pro Forma Information."

     Unless otherwise indicated, all financial data presented herein has been prepared in accordance with French GAAP.

                                  OUR BUSINESS

     We are one of the largest media and telecommunications groups in the world. For the year ended December 31, 2002, we generated pro forma consolidated revenues and EBITDA of E28,729 million and E5,331 million, respectively.

     Our attractive portfolio of assets includes our operations in our six principal segments (financial data is presented on a pro forma basis):

     CEGETEL GROUP -- 2002 REVENUES OF E7,067 MILLION AND EBITDA OF E2,329 MILLION. Cegetel Group, through its 80% owned subsidiary, SFR, is the second largest mobile telecommunications operator in France and through its 90% owned subsidiary, Cegetel S.A., is the second largest fixed-line operator in France. SFR has a 35.1% market share in a stable, three-operator market in France, and is well positioned to benefit from the strong growth of the French wireless market. SFR's focus on high-end customers has resulted in an average E58 ARPU per month for postpaid customers and has led to strong cash flow generation. In early 2003, we increased our ownership interest to 70% of Cegetel Group.

     UNIVERSAL MUSIC GROUP (UMG) -- 2002 REVENUES OF E6,276 MILLION AND EBITDA OF E961 MILLION. UMG is the largest recorded music business in the world. UMG acquires, manufactures, markets and distributes recorded music in 63 countries. Key recording artists include Eminem, Shania Twain, U2 and Ashanti. In addition to its recorded music business, UMG is the third largest music publisher in the world. UMG also manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. We own approximately 92% of UMG.

     VIVENDI UNIVERSAL ENTERTAINMENT (VUE) -- 2002 REVENUES OF E6,978 MILLION AND EBITDA OF E1,334 MILLION. We own approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses through the following entities:

     - UNIVERSAL PICTURES GROUP (UPG) -- 2002 REVENUES OF E3,927 MILLION. UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets. Recent motion picture releases include Gladiator, The Mummy franchise, A Beautiful Mind, 8 Mile, Erin Brockovich, Red Dragon and The Fast and The Furious. UPG's 2003 movie slate includes Bruce Almighty, The Hulk, The Fast and The Furious 2, Peter Pan and Dr Seuss' The Cat in the Hat.

     -  UNIVERSAL TELEVISION GROUP (UTG) -- 2002 REVENUES OF E2,199
        MILLION. UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide, including Law and Order, Jerry Springer, Taken and Monk.

     - UNIVERSAL PARKS AND RESORTS (UPR) -- 2002 REVENUES OF E852 MILLION. UPR is the second largest destination theme park operator in the world. UPR owns interests in and operates theme parks and resorts in the US, Japan and Spain including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

     CANAL+ GROUP -- 2002 REVENUES OF E4,742 MILLION AND EBITDA OF E253 MILLION. Canal+ Group is the leader in the production and distribution of digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has
6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs and owns interests in pay-TV activities in Italy, Spain, Poland and elsewhere. We own 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for our premium channel Canal+, and owns 67% of CanalSatellite.

     MAROC TELECOM -- 2002 REVENUES OF E1,487 MILLION AND EBITDA OF E786 MILLION. Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco, with a 70% share of the wireless market. We have a 35% ownership stake in Maroc Telecom. However, through our control of the executive board and management, we exercise day-to-day control over the business and consolidate it in our financial statements.

     VIVENDI UNIVERSAL GAMES (VU GAMES) -- 2002 REVENUES OF E794 MILLION AND EBITDA OF E171 MILLION. VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handheld devices and consoles. We own 99% of VU Games.

     We were formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000. From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of USA Networks. Following the appointment of new management in July 2002, we commenced a significant asset disposal program aimed at reducing the group's indebtedness, which we are pursuing actively. We have already largely exited the environmental services and publishing businesses and sold various smaller operations. See
"Business -- Recent Developments" and "Business -- Strategy" below.

                               OUR KEY STRENGTHS

     SIGNIFICANT ASSET VALUE. We believe that the assets that comprise our principal segments are among the most valuable media and telecommunications assets in the world. We also own an attractive portfolio of other operations and investments including our 20% stake in Vivendi Environnement, our stakes in telecom assets in Hungary, Kenya and Monaco, and significant real estate assets. Our main business units generate significant consolidated operating cash flow.

     LEADING MARKET POSITIONS. Our business units hold leading positions in their respective markets, which we believe provides us with distribution and marketing advantages, and also improves our ability to compete for customers and to acquire high quality content.

BUSINESS UNIT               POSITION(1)                           MARKET
-------------               -----------                           ------
Cegetel Group               #2                  Mobile telephony in France
                            #2                  Fixed-line telephony in France
UMG                         #1                  Recorded music, worldwide
                            #3                  Music publishing catalog, worldwide
VUE
- Universal Pictures        #5                  US box office
- USA Network               #1                  US basic cable television network in
                                                prime-time ratings (age 18-49)
- Sci Fi                    #6 and #9           US basic cable television network (age
                                                25-54 and 18-49, respectively)
- Parks & Resorts           #2                  US and international destination theme
                                                park attendance
Canal+ Group
- Canal+                    #1                  French pay-TV
- CanalSatellite            #1                  French digital satellite platform
Maroc Telecom               #1                  Fixed-line telephony in Morocco (sole
                                                provider)
                            #1                  Mobile telephony in Morocco
VU Games                    #2                  PC game software, worldwide
                            #6                  Consumer software, worldwide

     --------------------

(1) For information as to sources and metrics for market share information see "Business".

     BRAND LEADERSHIP. Our businesses have a large number of leading global and local brands including our Universal, USA Network, Canal+ and SFR brands, as well as UMG's music labels, including Island/Def Jam, Interscope/Geffen/A&M, Verve and Deutsche Grammophon. We believe that our brands are highly regarded and that our brand recognition provides us with significant advantages over our competition.

     WELL-KNOWN FRANCHISES AND EXCELLENT ARTISTS. Our businesses own the rights to a number of well-known franchises, including Jurassic Park, The Mummy, Diablo, Warcraft and The Fast and The Furious, which provide us with recurring sources of income. We are able to exploit these franchises across multiple segments and markets, thereby leveraging our investments. For example, The Mummy was a remake of an original Vivendi Universal motion picture which spawned: a sequel, The Mummy Returns; a pre-quel, The Scorpion King; an original soundtrack recording; a video game; and a theme park attraction. Our businesses also benefit from strong contractual and other relationships with artists such as Eminem, Sheryl Crow and Dick Wolf, the creator of the Law and Order franchise.

                              RECENT DEVELOPMENTS

     CORPORATE DEBT RATING. Following a period of significant acquisition-related growth with an associated increase in leverage, Moody's and Standard & Poor's downgraded our senior unsecured debt rating from Baa3/BBB to B1/B+ in July and August 2002. The downgrades to non-investment grade had an immediate negative impact on our short-term liquidity, limiting access to the capital markets, and most importantly preventing us from accessing the commercial paper market, historically our main source of funding for working capital needs.

     CHANGE IN MANAGEMENT. On July 3, 2002, our Board of directors appointed Jean-Rene Fourtou to replace Jean-Marie Messier as Chairman and CEO. Two highly regarded and experienced non-executive board members were also appointed: Claude Bebear, the Chairman of the Supervisory Board of AXA, and Gerard Kleisterlee, the CEO of Philips. Over the summer of 2002, Mr. Fourtou appointed a new management team composed of COO Jean-Bernard Levy, CFO Jacques Espinasse, and Executive Vice President in charge of Disposals, Mergers and Acquisitions, Robert de Metz. The new management was charged by the board to stabilize the company, develop and implement the asset disposal program and enhance corporate governance.

     DISPOSAL OF ASSETS AND ENHANCEMENT OF LIQUIDITY. The new management team quickly addressed our immediate liquidity concerns by securing a new E1.0 billion credit facility and by beginning an aggressive asset disposal program aimed at increasing our liquidity and reducing our debt. The management team has announced a E16 billion asset disposal program. Since we began this disposal program, we have closed the following asset sales, for an aggregate consideration of approximately E7.4 billion, including cash proceeds of approximately E6.9 billion:

                                                                      TOTAL
DATE                                      ASSET                   CONSIDERATION       CASH RECEIVED
----                                      -----                   -------------       -------------
                                                                            (IN MILLIONS)
July 2002                  B2B/Health (25%)                            E150                E150
July 2002                  Lagardere (0.8%)                              44                  44
July 2002                  Vinci (6.7%)                                 291                 291
August 2002                Vizzavi (50%)                                143                 143
December 2002              Houghton Mifflin (100%)                    1,567               1,195
December 2002              Other Publishing (100%)                    1,138               1,121
December 2002              Vivendi Environnement (20.4%)              1,856               1,856
December 2002              Echostar (10.7%)                           1,037               1,037
December 2002              Sithe Energies Inc. (34%)                    319                 319
                           Others                                       108                 108
                                                                     ------              ------
                           TOTAL H2 2002(1)                          E6,653              E6,264
February 2003              Express-Expansion-Etudiant                  E200                E200
February 2003              Canal+ Technologies (89%)(2)                 190                  79
February 2003              USAi Warrants (32 million)                   257                 257
                           Others                                        78                  78
                                                                     ------              ------
                           TOTAL YTD 2003                              E725                E614
                           TOTAL ASSET DISPOSAL PROGRAM              E7,378              E6,878
                                                                     ======              ======

---------------

(1) Actual numbers after deduction of disposal fees and expenses. These amounts differ slightly from those publicly released on January 16, 2003 (total consideration of E6,826 million including cash received of E6,315 million), which did not take into account fees and expenses and were based on different currency exchange rates.

(2) E90 million of cash consideration was received in 2002, E79 million of cash consideration has been received in 2003, with an additional E21 million of cash consideration to be received, subject to post-closing adjustment.

     DISPOSAL OF PUBLISHING ACTIVITIES. In two transactions in December 2002, we sold the majority of our publishing assets. On December 20, 2002, we sold our European publishing assets for E1,138 million, including the assumption of E17 million in debt. On December 30, 2002, we sold our US publishing company, Houghton Mifflin, for E1,567 million, including the assumption of E372 million of debt. Following these sales we retained our interest in our Brazilian publishing joint venture, as well our interests in our Consumer Press Division (disposed of on February 4, 2003, for E200 million) and Comareg (which, subject to regulatory approval, we have agreed to sell for E130 million).

     VIVENDI ENVIRONNEMENT. Until June 2002, we held approximately 63% of the share capital of Vivendi Environnement, an environmental services business with global operations. Through a series of transactions in June and July 2002, we reduced our stake to approximately 40.8% of the outstanding share capital of Vivendi Environnement and, through an additional sale on December 24, 2002, we reduced our stake to approximately 20.4%. Our investment in Vivendi Environnement has been accounted for using the equity method since December 31, 2002. As part of the December 2002 sale, we granted to the purchasers a call option, exercisable until December 23, 2004, to purchase our remaining stake in Vivendi Environnement at E26.5 per share.

     ACQUISITION OF ADDITIONAL STAKE IN CEGETEL GROUP. In January 2003, following Vodafone's offer to purchase the stakes held in Cegetel Group by BT Group, SBC Communications and ourselves, we exercised our right to match Vodafone's bid and purchased BT Group's 26% stake in Cegetel Group. This increased our controlling interest to 70% of Cegetel Group, which in turn owns 80% of SFR. Vodafone owns the remaining stakes in Cegetel Group and SFR. We acquired the 26% stake in exchange for E4.0 billion, which implied an equity value for Cegetel Group of approximately E15.4 billion. Prior to acquiring our additional interest in Cegetel Group we issued a E1 billion mandatorily convertible note in November of 2002.

     BARRY DILLER'S RESIGNATION. On March 19, 2003, Mr. Barry Diller, in full agreement with us, announced his resignation from his temporary position as chief executive officer of VUE. Mr. Diller had been serving in such capacity since the formation of VUE in May 2002 and was not party to an employment agreement. Jean-Rene Fourtou has taken over as chief executive officer of VUE and is working with the existing management team. See "Operating and Financial Review and Prospects -- Subsequent Events".

                                  OUR STRATEGY

     We are a company in transition. Our principal strategic focus is to return to an investment grade credit profile within the next 12 to 18 months by continuing to reduce our leverage while maintaining sufficient liquidity.

     The primary means by which we intend to achieve this goal is through the completion of our E16 billion asset disposal program by the end of 2004. In the second half of 2002, we sold E6.7 billion of assets. In 2003, we intend to sell an additional E7.0 billion of assets, of which we have already sold approximately E700 million. We have agreements to sell an additional E1.2 billion of assets, subject to regulatory and other closing conditions. We have initiated over 30 asset disposal processes, and we are not dependent on any single asset sale to meet our disposal target. In addition, we continue to receive unsolicited offers from potential strategic and financial buyers, including with respect to our US assets, and we regularly evaluate all of our disposal options.

     Our long term strategy is to manage our individual business units to maximize cash flow and increase their value to us and our shareholders.

                           SIMPLIFIED GROUP OVERVIEW

     The following diagram is a schematic simplification of our current group structure. The entities shown (other than Vivendi Universal) are in most cases not legal entities. The financial information in the following diagram is based on French GAAP and on our pro forma financial statements as at and for the year ended December 31, 2002. It excludes Vivendi Environnement and the publishing businesses sold in 2002 and has been further adjusted for the pro forma effects of the E2.7 billion of cash used by Vivendi Universal S.A. and E1.3 billion of debt incurred by SIT to finance the acquisition of BT Group's 26% shareholding in Cegetel Group for E4 billion in January 2003. The Refinancing Plan discussed below would not affect the net debt numbers shown in the diagram below.

                  (SUMMARY CORPORATE AND FINANCING STRUCTURE)
---------------

(1) The entities shaded in gray participate in Vivendi Universal's daily cash pooling, and their cash is fully available to Vivendi Universal, subject to the limitation with respect to VUE described below.

(2) VUE is party to a $1.62 billion credit facility that prohibits dividends and otherwise limits the net balance of loans between VUE and Vivendi Universal. In connection with the Refinancing Plan, the limitation on the net balance of loans is expected to increase from $200 million to $500 million.

(3) Pro forma for the Refinancing Plan, approximately E5.5 billion of credit facilities are secured by certain assets of, and guaranteed by, Vivendi Universal and certain of its direct and indirect subsidiaries.

                          OVERVIEW OF REFINANCING PLAN

     We are engaged in the following financing transactions:

     -  An issuance of certain senior Notes; and

     - The concurrent establishment of a dual currency E2.5 billion 3-year Senior Secured Credit Facility (the "New Credit Facility"), consisting of two tranches as follows:

       -- Tranche A: E1.5 billion revolving facility; and

       -- Tranche B: E1.0 billion term loan facility.

     This "Refinancing Plan" will increase funds available to Vivendi Universal by approximately E0.9 billion upon completion and extend the scheduled maturity of E2.5 billion of debt facilities beyond December 31, 2004. For these purposes, "funds available to Vivendi Universal" is cash in the Vivendi Universal cash pooling system that is immediately available to meet Vivendi Universal obligations and undrawn credit lines.

     We believe that the Refinancing Plan will give us substantial flexibility in connection with the execution of our asset disposal program, and that proceeds from asset dispositions will be more than sufficient to enable us to meet our obligations. See "Risk Factors -- Risks Relating to Us -- We are Selling a Portion of our Assets and Businesses to Meet Our Debt Obligations and Decrease Our Leverage."

     Concurrently with the Refinancing Plan, VUE is refinancing its $1.62 billion bridge facility. See "Description of Other Indebtedness -- VUE Commitment and Extension of VUE Bridge Facility".

     For a complete description of the Refinancing Plan, see "The Refinancing Plan."

                             SUMMARY FINANCIAL DATA

     You should read this data together with "Operating and Financial Review and Prospects", "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes.

     Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in Note 17 to our consolidated financial statements. For a discussion of significant transactions and accounting changes that affect the comparability of our consolidated financial statements and the financial data presented below, refer to "Operating and Financial Review and Prospects -- Comparability" and the notes to our consolidated financial statements.

     The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, the acquisition of Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement through December 2002 and Vivendi Universal Publishing in December 2002, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis.

     The pro forma results are not necessarily indicative of the combined results that would have been reported had the events actually occurred at the beginning of 2001.

                                                              YEARS ENDED DECEMBER 31,
                                               -------------------------------------------------------
                                                           ACTUAL                     PRO FORMA(2)
                                               -------------------------------    --------------------
                                                2000        2001      2002(1)       2001        2002
                                               -------    --------    --------    --------    --------
                                                                    (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME DATA (FRENCH
  GAAP):
  Revenue....................................  E41,580    E 57,360    E 58,150    E 27,733    E 28,729
    Revenue, excluding Vivendi
      Environnement..........................   15,286      28,266      28,112      27,733      28,729
  Operating income...........................    1,823       3,795       3,788       2,113       2,037
  Net financial expense......................     (762)     (1,928)     (4,742)     (1,108)     (4,068)
  Income before exceptional items, income
    taxes, goodwill amortization, equity
    interest and minority interest...........    1,061       1,867        (954)      1,005      (2,031)
  Net income (loss)..........................  E 2,299    E(13,597)   E(23,301)   E(13,228)   E(24,108)
                                               =======    ========    ========    ========    ========
  Net income (loss), excluding goodwill
    amortization and impairment..............  E 2,933    E  1,606    E (3,582)   E    729    E (4,626)
                                               =======    ========    ========    ========    ========
CONSOLIDATED STATEMENT OF INCOME DATA (US
  GAAP):
  Revenue excluding Vivendi
    Environnement(3).........................  E11,961    E 28,259    E 28,012    E 27,726    E 28,629
  Net income (loss)(4).......................  E 1,908    E (1,172)(5) E(44,447)(6)           E(44,447)(6)
                                               =======    ========    ========                ========
  Net income (loss) excluding goodwill
    amortization and impairment..............  E 2,607    E    534    E (4,518)               E (4,518)
                                               =======    ========    ========                ========
OTHER FINANCIAL DATA (CALCULATED BASED ON
  FRENCH GAAP OPERATING INCOME):
  EBITDA -- French(16).......................       --       4,393       5,166          --       5,331
  Adjusted net interest expense(7)...........       --          --          --          --         725
  Capital expenditures, excluding
    Vivendi Environnement(8).................    3,187       2,459       1,729          --          --
  Net cash provided by (used for) operating
    activities...............................    2,514       4,500       4,670          --          --
  Net cash provided by (used for) investing
    activities...............................   (1,481)      4,340         405          --          --
  Net cash provided by (used for) financing
    activities...............................     (631)     (7,469)     (3,792)         --          --
  Ratio of earnings to fixed charges.........                  2.1x          *(9)                    *(9)
                                               =======    ========    ========

                                                                          AT DECEMBER 31,
                                                           ---------------------------------------------
                                                                                        FURTHER ADJUSTED
                                                                    ACTUAL                (UNAUDITED)
                                                           -------------------------    ----------------
                                                             2001            2002           2002(10)
                                                           --------        ---------    ----------------
                                                                           (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA (FRENCH GAAP):
  Cash and cash equivalents..............................  E  4,725         E 7,295              --
    Cash and cash equivalents, excluding Vivendi
      Environnement......................................     1,871           7,295           3,011
  Total assets...........................................   139,002          69,333              --
  Total gross debt(11)...................................    41,780          19,632              --
    Total gross debt, excluding Vivendi Environnement....    23,223          19,632          19,519
  Total net debt(12), excluding Vivendi Environnement....    21,352          12,337          16,508
  Total shareholders' equity.............................    36,748          14,020          14,020
CONSOLIDATED BALANCE SHEET DATA (US GAAP):
  Cash and cash equivalents, excluding Vivendi
    Environnement(13)....................................  E  1,876         E 7,292              --
  Total gross debt, excluding Vivendi
    Environnement(14)....................................    21,391          19,156              --
  Total net debt(12), excluding Vivendi Environnement....    19,515          11,864              --
  Total shareholders' equity(4)..........................    54,268          11,065              --
                                                           --------         -------         -------
LEVERAGE RATIO(15).......................................                                       3.1x

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                    ACTUAL
                                                              ------------------    PRO FORMA(2)
                                                               2001       2002          2002
                                                              -------    -------    -------------
                                                                         (IN MILLIONS)
OTHER SEGMENT DATA (CALCULATED BASED ON FRENCH GAAP
  OPERATING INCOME):
  EBITDA -- French(16)
    Cegetel Group...........................................  E 1,705    E 2,329       E 2,329
    Universal Music Group...................................    1,158        961           961
    Vivendi Universal Entertainment.........................      653      1,197         1,334
    Canal+ Group............................................      571        224           253
    Maroc Telecom...........................................      540        786           786
    Vivendi Universal Games.................................      132        171           171
    Holding & Corporate.....................................     (261)      (483)         (483)
    Other...................................................     (105)       (19)          (20)
                                                              -------    -------       -------
         Total EBITDA                                         E 4,393    E 5,166       E 5,331
                                                              =======    =======       =======
OTHER SEGMENT DATA (CALCULATED BASED ON US GAAP OPERATING
  INCOME):
  EBITDA -- US(16)..........................................
    Cegetel Group...........................................  E 1,705    E 2,314            --
    Universal Music Group...................................    1,158      1,089            --
    Vivendi Universal Entertainment.........................      653        820            --
    Canal+ Group............................................      355        165            --
    Maroc Telecom...........................................      540        740            --
    Vivendi Universal Games.................................       93        172            --
    Holding & Corporate.....................................     (211)      (625)           --
    Other...................................................     (127)      (317)           --
                                                              -------    -------       -------
         Total EBITDA                                         E 4,166    E 4,358            --
                                                              =======    =======       =======

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses". Disposed businesses include all of Vivendi Universal Publishing's operations excluding: Vivendi Universal Games; publishing activities in Brazil; the Consumer press division (the disposal of which was completed in February 2003); and Comareg (the disposal of which is pending).

(2) Refer to the description of the pro forma information at the start of this Summary Financial Data section.

(3) The following table shows the calculation of Revenue excluding Vivendi Environnement -- US GAAP.

                                                                           YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                        ACTUAL                     PRO FORMA(2)
                                                            -------------------------------    --------------------
                                                             2000        2001      2002(1)       2001        2002
                                                            -------    --------    --------    --------    --------
                                                                                 (IN MILLIONS)
      Revenue -- French GAAP..............................  E41,580    E 57,360    E 58,150    E 27,733    E 28,729
      Less Vivendi Environnement -- French GAAP...........  (26,294)    (29,094)    (30,038)         --          --
      Equity accounting of Canal SA.......................   (3,321)         --          --          --          --
      Other...............................................       (4)         (7)       (100)         (7)       (100)
                                                            -------    --------    --------    --------    --------
      Revenue excluding Vivendi Environnement -- US GAAP..  E11,961    E 28,259    E 28,012    E 27,726    E 28,629
                                                            =======    ========    ========    ========    ========

    Canal+ S.A.'s revenue was consolidated in French GAAP in all years shown; however, in 2000, Canal+ S.A.'s revenue was required to be equity accounted under US GAAP.

(4)  See Note 17 to Consolidated Financial Statements.

(5) According to SFAS 121, under US GAAP, no impairment was indicated as of December 31, 2001. Accordingly, the goodwill impairment charge accounted for under French GAAP was reversed for US GAAP purposes.

(6) Vivendi Universal recorded an impairment charge of E21.5 billion in 2002, of which E17.1 billion was recorded as a cumulative effect of an accounting change as of January 1, 2002, and E4.4 billion was recorded as an impairment charge as of December 31, 2002. See Note 17.1 and 17.3.2 of the consolidated financial statements.

(7) Consists of actual 2002 net financing costs of E1,333 million less Vivendi Environnement financing costs of E683 million, plus additional interest on assumed E1 billion debt issued under this offering at 9.5%, plus additional interest on an assumed draw-down under the New Credit Facility, less savings on refinancing E1,540 million of debt (bearing average interest of 4.1%), less interest income generated by assumed incremental cash balance after the financing of E500 million at 2%.

(8) The following table shows the calculation of capital expenditures, excluding Vivendi Environnement:

                                                                    YEAR ENDED DECEMBER 31,
                                                                   --------------------------
                                                                    2000      2001      2002
                                                                   ------    ------    ------
     Purchase of property, plant equipment and other.............  E5,800    E5,338    E4,134
     Less: Vivendi Environnement.................................  (2,613)   (2,879)   (2,405)
                                                                   ------    ------    ------
         Total:                                                    E3,187    E2,459    E1,729
                                                                   ======    ======    ======

(9) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income from continuing operations before minority interests, fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less capitalized interest. Fixed charges include interest expense (including amortization of deferred financing costs) and the portion of operating rental expense management believes represents the interest component of rent expense. Earnings were insufficient to cover fixed charges by E796 million in 2002 and by E1,921 million in 2002 on a pro forma basis.

(10) As further adjusted to give effect to certain transactions occurring in the first quarter of 2003, the issuance of the notes and the initial drawing under the New Credit Facility and the application of the net proceeds as set forth in the Capitalization table.

(11) Comprised of long-term debt of E10,455 million and bank overdrafts and other short-term borrowings of E9,177 million as of December 31, 2002.

(12) Total net debt represents gross debt less cash and cash equivalents.

(13) The following table shows the calculation of Cash and cash equivalents, excluding Vivendi Environnement -- US GAAP.

                                                                      YEARS ENDED
                                                                      DECEMBER 31,
                                                                         ACTUAL
                                                                   ------------------
                                                                    2001       2002
                                                                   -------    -------
                                                                     (IN MILLIONS)
     Cash and cash equivalents, excluding Vivendi Environnement
       -- French GAAP............................................    1,876      7,295
     Other.......................................................       --         (3)
                                                                   -------    -------
     Cash and cash equivalents, excluding Vivendi Environnement
       -- US GAAP................................................  E 1,876    E 7,292
                                                                   =======    =======

     Other consists principally of SFAS 133, mark to market accounting and other classification differences.

(14) The following table shows the calculation of total gross debt, excluding Vivendi Environnement -- US GAAP.

                                                                      YEARS ENDED
                                                                      DECEMBER 31,
                                                                         ACTUAL
                                                                   ------------------
                                                                    2001       2002
                                                                   -------    -------
                                                                     (IN MILLIONS)
     Total gross debt, excluding Vivendi Environnement -- French
       GAAP......................................................   23,228     19,632
       Preferred shares Class A and Class B......................       --     (2,506)
       Monetization of BSkyB.....................................   (3,948)        --
       AOL LineInvest debt(a)....................................      764        774
       Real estate loans.........................................      653        846
       Cegetel Group vendor financing............................      864         --
       Other.....................................................     (170)       410
                                                                   -------    -------
     Total gross debt, excluding Vivendi Environnement -- US
       GAAP......................................................  E21,391    E19,156
                                                                   =======    =======

        (a) Refer to the description of the LineInvest transaction in Note 11.3 to the Consolidated Financial Statements.

(15) Ratio of Further Adjusted (Unaudited) 2002 total net debt (French GAAP) to pro forma 2002 EBITDA-French.

(16) Set forth below is a reconciliation of EBITDA to French GAAP and US GAAP operating income excluding businesses sold in 2002:

                                        UNIVERSAL      VIVENDI                            VIVENDI
                              CEGETEL     MUSIC       UNIVERSAL      CANAL+     MAROC    UNIVERSAL     HOLDING
                               GROUP      GROUP     ENTERTAINMENT   GROUP(E)   TELECOM     GAMES     & CORPORATE   OTHER   TOTAL
                              -------   ---------   -------------   --------   -------   ---------   -----------   -----   ------
                                                                         (IN MILLIONS)
DECEMBER 31, 2002
Operating income -- French
  GAAP basis, excluding
  Vivendi Environnement.....  E1,449     E  556        E  816         E(325)    E468       E 63         E(665)     E(485)  E1,877(a)
Depreciation and
  amortization..............     865        450           258           490      272        109            57        168    2,669
Restructuring charges.......      (1)        --            16            --       46         --           122         64      247
Other one-time items........      16        (45)          107            59       --         (1)            3       (234)     373
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- French(c).........  E2,329     E  961        E1,197         E 224     E786       E171         E(483)     E (19)  E5,166
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
Amortization of acquired
  films(d)..................                             (254)                                                               (254)
Other.......................                 83                                                           (17)                 66
Restructuring charges.......       1         --           (16)           --      (46)        --          (122)       (64)    (247)
Other one-time items........     (16)        45          (107)          (59)      --          1            (3)      (234)    (373)
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- US(c).............  E2,314     E1,089        E  820         E 165     E740       E172         E(625)     E(317)  E4,358
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
DECEMBER 31, 2001
Operating income -- French
  GAAP basis, excluding
  Vivendi Environnement and
  sold publishing
  businesses................  E  928     E  719        E  300         E(374)    E387       E 18         E(326)     E(244)  E1,408(b)
Depreciation and
  amortization..............     777        439           353           729      153         75            65        117    2,708
Restructuring charges.......      --         --            --            24       --         37            --         51      112
Other one-time items........      --         --            --           192       --          2            --        (29)     165
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- French(c).........  E1,705     E1,158        E  653         E 571     E540       E132         E(261)     E(105)  E4,393
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
Amortization of acquired
  films(d)..................      --         --            --            --       --         --            --         --
Other.......................      --         --            --            --       --         --            50         --       50
Restructuring charges.......      --         --            --           (24)      --        (37)           --        (51)    (112)
Other one-time items........      --         --            --          (192)      --         (2)           --         29     (165)
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- US(c).............  E1,705     E1,158        E  653         E 355     E540       E 93         E(211)     E(127)  E4,166
                              ======     ======        ======         =====     ====       ====         =====      =====   ======

---------------

     (a) 2002 consolidated operating income of E3,788 million less Vivendi Environnement operating income of E1,911 million. Also see 2002 Illustration of Vivendi Environnement equity accounting (unaudited) in Consolidated Statement of Income.

     (b) 2001 operating income of E3,795 million less Vivendi Environnement operating income of E1,964 million less operating income of the sold Vivendi Universal publishing businesses of E423 million.

     (c) As defined by Vivendi Universal, French EBITDA calculated on the basis of French GAAP operating income consists of operating income before depreciation, amortization, restructuring and other one-time items and does not reflect adjustments for any minority interest in fully consolidated subsidiaries. US EBITDA does not reflect adjustments for restructuring or other one-time items. Vivendi Universal's management considers EBITDA to be a supplemental indicator of the operational strength and the performance potential of its individual businesses, and an indicator of its consolidated ability to provide cash flows to service debt. However, EBITDA is not a substitute for operating income, net income, cash-flows and other measures of financial performances and Vivendi Universal EBITDA may not be strictly comparable to similar titled measures widely used in the US or reported by other companies.

     (d) Under French GAAP, fair value of films acquired is calculated in accordance with the normalized margin method. Under FAS 142 in US GAAP, the fair value of films acquired is calculated in accordance with the discounted cash flow methodology.

     (e) In 2001, Canal+ Group EBITDA was based on French GAAP "excedent brut d'exploitation" and therefore excluded certain film amortization, provisions for bad debt and production amortization expenses in the amount of approximately E300 million from the calculation of EBITDA. In 2002 Canal+ Group modified its EBITDA calculation to more closely conform to the EBITDA definition utilized by other members of the Vivendi Universal Group.

                                  RISK FACTORS

RISK FACTORS RELATING TO US

WE AND OUR SUBSIDIARIES REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE AND REPAY OUR DEBT. OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability and the ability of our subsidiaries to make payments and to fund working capital, research and development and capital expenditures, will depend on our future operating performance, future asset disposals and our ability to generate sufficient cash. It also depends upon the successful completion of our plans and our subsidiaries' plans to refinance some of our and their existing debt. As described under "The Refinancing Plan", we believe that the Refinancing Plan will provide us with flexibility in connection with the execution of our asset disposal program, and that the proceeds from our planned asset disposal program should be sufficient to meet our debt service obligations. Even with the completion of the Refinancing Plan, we believe that there will be a shortfall in the funding we have available to meet our cash needs, including our debt service obligations, which we expect to meet with the proceeds from our asset disposal program. However, there can be no assurance that asset disposals will be sufficient to make up the shortfall or that our cash needs over the term of the disposal program will not exceed our current estimates.

     If our future cash flows from operations and other capital resources and from sales of assets are insufficient to pay our obligations as they mature or to fund our liquidity needs, we and our subsidiaries may be forced to:

     - reduce or delay our business activities, capital expenditures and/or research and development;

     -  obtain additional debt or equity capital; or

     - restructure or refinance all or a portion of our debt, including the Notes, on or before maturity.

     In particular, our subsidiaries VUE and SIT have significant indebtedness and are relying on refinancing and operating cash flow to service and repay that indebtedness, see "Description of Other Indebtedness".

     We cannot assure you that we and our subsidiaries would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of the Notes, our existing debt, and any future debt may limit our and our subsidiaries' ability to pursue any of these alternatives.

WE ARE SELLING A PORTION OF OUR ASSETS AND BUSINESSES TO MEET OUR DEBT OBLIGATIONS AND DECREASE OUR LEVERAGE.

     To meet our debt obligations and decrease our leverage, we are in the process of disposing of a portion of our assets and businesses. After new management was appointed in July 2002, we announced a goal of E16 billion in asset disposals by the end of 2004. In the second half of 2002, we sold assets and businesses for aggregate consideration of approximately E6.7 billion, including approximately E0.4 billion in assumed debt. For 2003, we have announced the goal of E7 billion in asset sales and, to date, we have sold assets for aggregate consideration of approximately E0.7 billion. If we disposed of assets worth E7 billion in 2003, we anticipate our net debt would decrease by only a portion of that amount.

     We can offer no assurances that we will be able to locate potential buyers for our assets and businesses or will be able to consummate any sales to potential buyers we do locate. Some factors that may make it difficult or impossible for us to sell our assets or businesses are:

     -  restrictive covenants in our current and future debt facilities;

     -  shareholders agreements and minority interests;

     -  ongoing litigation and investigations; and

     - the need to receive governmental approvals, including antitrust and regulatory approvals.

     Our disposals may prove unsuccessful or may otherwise have a material adverse effect on our ability to conduct business, our operations and our financial condition. For example, we may not always be able to obtain the optimal price for assets and businesses we are required or plan to sell or may receive a price that is substantially lower than the price we paid for the assets or businesses being disposed of. In addition, our continuing operations may suffer as a result of losing synergies with our disposed assets and businesses. On December 23, 2002, we sold Houghton Mifflin for total consideration of approximately $1.7 billion, having paid approximately $2.2 billion for Houghton Mifflin in July 2001. On December 23, 2002, we sold our approximately 10% interest in Echostar for total consideration of approximately E1.0 billion; we had paid a total consideration of approximately E1.7 billion for that interest on January 22, 2002.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     We have a significant amount of debt. As of December 31, 2002, we had E19.6 billion of gross debt on a consolidated basis. See "Selected Financial Information" and "Description of Other Indebtedness" for further information about our substantial debt.

     Our substantial debt and the covenants in our debt could have important consequences. For example, it is causing us to dispose of assets and businesses and it could:

     - require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures, research and development and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in distribution or marketing of our products, customer demands and competitive pressures in the industries we serve;

     -  limit our ability to undertake acquisitions;

     - place us at a competitive disadvantage compared to our competitors that have less debt than we do;

     - restrict our use of proceeds from asset sales or new issuances of equity or debt or from new bank debt facilities;

     - increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

     - limit our ability to borrow additional funds and increase the cost of any such borrowing.

     We may incur substantial additional debt in the future. The terms of our other debt and the Indenture restrict but do not prohibit us from incurring additional debt. The addition of further debt to our current debt levels could further increase the leverage-related risks discussed herein.

OUR SALES OF ASSETS AND BUSINESSES HAVE RESULTED IN, AND WILL RESULT IN, THE REMOVAL OF THE RESULTS OF THOSE BUSINESSES AND ASSETS FROM OUR FINANCIAL RESULTS AND MAY INCREASE THE VOLATILITY OF OUR FINANCIAL RESULTS.

     Sales of our assets and businesses have caused, and will continue to cause, our revenues and operating income to decrease and may cause our financial results to become more volatile or may otherwise materially adversely affect us. Since the beginning of 2002, we have disposed of businesses and assets that, if we had held them for all of 2002, would have contributed E32,877 million in revenue and E2,179 million in operating income to our consolidated financial results.

WE HAVE ENGAGED IN A SUBSTANTIAL NUMBER OF SIGNIFICANT ACQUISITION AND DISPOSITION TRANSACTIONS IN RECENT YEARS, WHICH MAKE IT DIFFICULT TO COMPARE OUR RESULTS FROM PERIOD TO PERIOD.

     We have engaged in a substantial number of significant acquisitions and dispositions and other complex financial transactions in recent years, which make it difficult to analyze our results and to compare them from period to period. In order to facilitate comparison of our results between recent periods, we present financial information on a pro forma basis, both on a consolidated basis and for our individual business segments, giving effect to these transactions as if they had occurred on earlier dates. However, pro forma financial information is not necessarily indicative of results that would have been achieved had the transactions actually occurred on such earlier dates. Moreover, we present pro forma information based on a number of assumptions. For example, we present pro forma information consistent with French GAAP herein, as if the transactions had occurred at the beginning of 2001. We also present pro forma financial information on a US GAAP basis, giving effect to certain transactions as if they had occurred at the beginning of 2002. Given our asset disposal program, our results will continue to be difficult to compare from period to period in the future.

WE HAVE BEEN, AND COULD BE, ADVERSELY AFFECTED BY A DOWNGRADE OF OUR DEBT RATINGS BY RATING AGENCIES.

     In the second half of 2002 we experienced a number of debt rating downgrades. Moody's cut Vivendi Universal's senior debt rating on July 1, 2002, from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed the next day with a one-notch downgrade to BBB- with a negative outlook. On August 14, 2002, Moody's lowered the long term senior unsecured debt rating of Vivendi Universal to B1 and assigned a Ba2 senior implied rating to the company under review for possible downgrade, and Standard & Poor's downgraded the long term senior unsecured debt to B+ and assigned a BB corporate credit rating to Vivendi Universal on credit watch with negative implications. On October 30, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade. These downgrades caused us to lose, to a significant extent, access to the capital markets, and, most importantly, to the commercial paper market, historically our main source of funding for working capital needs, and they also triggered default and covenant provisions under some of our debt facilities. While our current debt facilities do not contain further rating triggers, additional downgrades by either Standard & Poor's or Moody's could exacerbate liquidity problems, increase our costs of borrowing, result in our being unable to secure new financing and affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

WE ARE A PARTY TO NUMEROUS LEGAL PROCEEDINGS AND INVESTIGATIONS THAT COULD HAVE A NEGATIVE EFFECT ON US.

     We are party to lawsuits and investigations in France and in the United States that could have a material adverse effect on us. In France, the Commission des Operations de Bourse has commenced an investigation regarding certain of our financial statements. In the United States, Vivendi Universal is named as a defendant in a consolidated securities class action filed in the United States District Court for the Southern District of New York. Vivendi Universal is also being investigated by the Office of the

United States Attorney for the Southern District of New York, and by the SEC. Those suits and investigations in the United States concern allegations challenging the accuracy of our financial statements and certain public statements made by us describing our financial condition from late 2000 to early July 2002. The outcome of any of these legal proceedings or investigations could have a material adverse effect on us. In addition, in accordance with an investment agreement with Elektrim S.A., we may be liable to pay a substantial portion of any damages awarded against Elektrim in two ongoing arbitrations to resolve disputes concerning the acquisition and transfer of certain shares in a subsidiary company by Elektrim. For a discussion of those legal proceedings and investigations, see "Business -- Legal Proceedings".

WE HAVE A NUMBER OF CONTINGENT LIABILITIES THAT COULD CAUSE US TO MAKE SUBSTANTIAL PAYMENTS.

     We have a number of significant contingent liabilities. These liabilities are generally described in note 11 to our audited financial statements for the year ended December 31, 2002. If we were forced to make a payment due to one or more of these contingent liabilities it could have an adverse effect on our financial condition and our ability to make payments under our debt instruments.

OUR BUSINESS OPERATIONS IN SOME COUNTRIES ARE SUBJECT TO ADDITIONAL RISKS.

     We conduct business in markets around the world. The risks associated with conducting business internationally, and in particular in some countries outside of Western Europe, the US and Canada, can include, among other risks:

     - fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

     -  restrictions on the repatriation of capital;

     - differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

     - varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

     - exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

     - difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

     -  tariffs, duties, export controls and other trade barriers;

     - longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     - limited legal protection and enforcement of intellectual property rights;

     -  insufficient provisions for retirement obligations;

     -  recessionary trends, inflation and instability of the financial markets;

     -  higher interest rates; and

     -  political instability and the possibility of wars and terrorist acts.

     We may not be able to insure or hedge against these risks and we may not be able to ensure compliance with all the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing markets.

UNFAVORABLE CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We have foreign currency denominated assets, liabilities, revenues and costs. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and expenses into euros at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

     In addition, to the extent that we incur expenses that are not denominated in the same currency as related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

WE MAY NOT BE ABLE TO MEET ANTICIPATED CAPITAL REQUIREMENTS FOR CERTAIN TRANSACTIONS.

     We may engage in projects that require us to seek substantial amounts of funds through various forms of financing. Our ability to arrange financing for projects and the cost of capital depends on numerous factors, including general economic and capital market conditions, availability of credit from banks and other financial institutions, investor confidence in our businesses, restrictions in debt instruments, success of current projects, perceived quality of new projects and tax and securities laws that are conducive to raising capital. We may forego attractive business opportunities and lose market share if we cannot secure financing on satisfactory terms.

WE MAY SUFFER REDUCED PROFITS OR LOSSES AS A RESULT OF INTENSE COMPETITION.

     The majority of the industries in which we operate are highly competitive and require substantial human and capital resources. Many other companies serve the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share and introduce new technologies or services, or improve the quality of their services. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

     In addition, most of our main businesses rely on some important third-party content. There is no assurance that the desired rights to content will be available on commercially reasonable terms, and as the markets in which our businesses operate become more competitive, the cost of obtaining this third-party content could increase. Any of these competitive effects could have a material adverse effect on our business and financial performance.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING NEW TECHNOLOGIES OR INTRODUCING NEW PRODUCTS AND SERVICES.

     Many of the industries in which we operate are subject to rapid and significant changes in technology and are characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and we may not succeed in developing marketable technologies. Furthermore, we may not be able to identify and develop new product and service opportunities in a timely manner. Finally, technological advances may render our existing products obsolete, forcing us to write off investments made in those products and services and to make substantial new investments.

WE MAY HAVE DIFFICULTY ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     The decreasing cost of electronic and computer equipment and related technology has made it easier to create unauthorized versions of audio and audiovisual products such as compact discs, videotapes and DVDs. A substantial portion of our revenue comes from the sale of audio and audiovisual products that are potentially subject to unauthorized copying. Similarly, advances in internet technology have increasingly made it possible for computer users to share audio and audiovisual information without the permission of the copyright owners and without paying royalties to holders of applicable intellectual property or other rights. A large portion of intellectual property is potentially subject to widespread, uncompensated dissemination on the internet. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor, or if we fail to develop effective means of protecting our intellectual property or entertainment-related products and services, our results of operations and financial position may suffer.

CHALLENGES TO OUR RIGHTS TO USE INTELLECTUAL PROPERTY COULD HAVE A NEGATIVE EFFECT ON US.

     Many of our main businesses are heavily dependent on intellectual property owned and licensed by us. Challenges by third parties claiming infringement of their proprietary rights, if upheld, could result in the loss of intellectual property which we depend on to generate revenues and could result in damages or injunctive relief being imposed against us. Even challenges that we are successful in defending may result in substantial costs and diversion of resources, which could have an adverse effect on our operations.

WE MAY NOT BE ABLE TO RETAIN OR OBTAIN REQUIRED LICENSES, PERMITS, APPROVALS AND CONSENTS.

     We need to retain or obtain a variety of permits and approvals from regulatory authorities to conduct and expand each of our businesses. The process for obtaining these permits and approvals is often lengthy, complex and unpredictable. Moreover, the cost for renewing or obtaining permits and approvals may be prohibitive. If we are unable to retain or obtain the permits and approvals we need to conduct and expand our businesses at a reasonable cost and in a timely manner -- in particular, licenses to provide telecommunications services -- our ability to achieve our strategic objectives could be impaired. The regulatory environment in which our businesses operate is complex and subject to change, and adverse changes in that environment could impose costs on us and/or limit our revenue.

THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

     Our success and the success of our business units depends upon the continuing contributions of our respective executive officers and other key operating personnel. The complete or partial loss of their services could adversely affect our businesses.

ANY RESTRUCTURING AT OUR BUSINESS UNITS MAY ADVERSELY AFFECT OUR OPERATIONS.

     In an effort to cut costs and rationalize operations, our business units may engage in restructuring, including closures of facilities and reduction of workforce. If a business unit fails to properly carry out any restructuring, the relevant business's ability to conduct its operations and the business's results could be adversely affected. Restructurings, closures and layoffs may also harm our employee relationships, public relationships and governmental relationships which would in turn adversely affect our operations and results. In March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of 305 positions, mainly administration and technical support personnel. In addition, 138 positions in certain support functions will be outsourced. The announcement of this program may result in a deterioration of our labor relations and may have an adverse effect on our operations.

EXPECTED BENEFITS FROM INVESTMENT IN NETWORKS AND NEW TECHNOLOGY MAY NOT BE REALIZED.

     Cegetel Group expects to make substantial investments in its mobile networks, particularly in connection with the rollout of its UMTS mobile network over the next several years in view of increased usage and the need to offer new services and greater functionality afforded by UMTS technology. Accordingly, the level of Cegetel Group's capital expenditures in future years is expected to exceed current levels. The development of UMTS technology is taking longer than anticipated. Consumer acceptance of UMTS or other new technology may be less than expected and will depend on a number of factors, including the availability of applications which exploit the potential of the technology and the breadth and quality of available content. If the introduction of UMTS services is further delayed or UMTS fails to achieve the expected advantages over existing technologies, Cegetel Group may be unable to recoup its network investment.

REGULATIONS REGARDING ELECTROMAGNETIC RADIATION OR FUTURE CLAIMS WITH RESPECT TO ELECTROMAGNETIC RADIATION COULD HAVE AN ADVERSE EFFECT ON OUR MOBILE TELEPHONE REVENUES AND OPERATIONS.

     The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. Although respecting the recommendations and standards established by the Law, SFR is, along with the other French mobile telephony operators, in the process of entering into agreements with various cities including the city of Paris that will set up local guidelines. The International Cancer Research Center, authorized by the World Health Organization, is currently conducting a large-scale epidemiological study, the conclusions of which are expected to be published in 2004. We cannot assure you that future regulations will not have a negative impact on our revenues operations. We also cannot assure you that claims, relating to electromagnetic radiation will not arise against us and our mobile telephony operations in the future and have an adverse effect on our revenues and operations. In addition, even the perception of possible health risks, could lead to a reduced demand for our mobile telephony operations and have an adverse effect on our revenues and operations.

OUR CONTENT ASSETS IN TELEVISION, MOTION PICTURES AND MUSIC MAY NOT BE COMMERCIALLY SUCCESSFUL.

     A significant amount of our revenue comes from the production and distribution of content offerings such as feature films, television series and audio recordings. The success of content offerings depends primarily upon their acceptance by the public, which is difficult to predict. The market for these products is highly competitive and competing products are often released into the marketplace at the same time. The commercial success of a motion picture, television series or audio recording depends on the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Our motion picture business is particularly dependent on the success of a limited number of releases. UPG typically releases 14 to 16 motion pictures a year and the commercial failure of just a few of these motion pictures can have a significant adverse impact on UPG's results for both the year of release and the following year. This is particularly true for motion pictures with high production costs, and in 2003, UPG intends to release an unusually large number of high production cost motion pictures. Our failure to produce and distribute motion pictures, television series and audio recordings with broad consumer appeal could materially harm our business and prospects for growth.

THE RECORDED MUSIC MARKET HAS BEEN DECLINING AND MAY CONTINUE TO DECLINE.

     Economic recession, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space are all contributing to a declining recorded music market. Additionally the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended and no profitable new format has emerged to take its place. Worldwide sales were down as the music market witnessed an estimated market decline of 9.5% in 2002. Double-digit declines were experienced in the US, Japan and Germany with only France of the world's five major music markets reporting growth. There are no assurances that the recorded music market will not continue to decline. A declining recorded music market is likely to lead to the loss of revenue and operating income at UMG.

UMG HAS BEEN LOSING, AND IS LIKELY TO CONTINUE TO LOSE, SALES DUE TO UNAUTHORIZED COPIES AND PIRACY.

     Technological advances and the conversion of music into digital formats have made it easy to create, transmit and "share" high quality unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the internet. Unauthorized copies and piracy cost the recorded music industry an estimated $4.3 billion in lost revenues during 2001, the last year for which data is available, according to the International Federation of the Phonographic Industry (IFPI). IFPI estimates that 1.9 billion pirated units were manufactured in 2001, equivalent to about 40% of all CDs and cassettes sold globally. According to IFPI estimates, about 28% of all CDs sold in 2001 were pirated, up from about 20% in 2000. We believe that these percentages are continuing to increase. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made and have had, and, we believe, will continue to have, an adverse effect on UMG.

OUR MOTION PICTURE BUSINESSES MAY LOSE SALES DUE TO UNAUTHORIZED COPIES AND PIRACY.

     Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set top boxes and other devices and through unlicensed broadcasts on free TV. Unauthorized copies and piracy of these products compete against legitimate sales of these products. The motion picture business is dependent upon the enforcement of copyrights. A failure to obtain appropriate relief from unauthorized copying through judicial decisions and legislation and an inability to curtail piracy rampant in some regions of the world are threats to the motion picture business and may have an adverse effect on our motion picture business.

CHANGES IN ECONOMIC CONDITIONS COULD AFFECT THE REVENUE WE RECEIVE FROM TELEVISION PROGRAMMING WE PRODUCE AND FROM OUR TELEVISION CHANNELS.

     Our television production and distribution and cable networks are directly and indirectly dependent on advertising for their revenue. Changes in US, global or regional economic conditions may affect the advertising market for broadcast and cable television programming, which in turn may affect the volume of, and price for, the advertising on our cable networks and shows and the volume of, and price for, the programming we are able to sell.

CONSOLIDATION AMONG CABLE AND SATELLITE DISTRIBUTORS MAY HARM CABLE NETWORKS.

     Cable and satellite operators continue to consolidate, making our television networks increasingly dependent on fewer operators. If these operators fail to carry our cable networks or use their increased bargaining power to negotiate less favorable terms of carriage, our television network business could be adversely affected.

THE INCREASE IN THE NUMBER OF CABLE NETWORKS MAY ADVERSELY AFFECT OUR CABLE NETWORKS.

     Our cable networks compete directly with other cable networks as well as with local and network broadcast channels for distribution, programming, viewing audience and advertising revenue. Growth in distribution platforms has led to the introduction of many new cable networks. The increased competition may make it more difficult to place our cable networks on satellite and cable distribution networks, acquire attractive programming or attract necessary audiences or suitable advertising revenue.

OUR TELEVISION PRODUCTION AND DISTRIBUTION BUSINESSES FACE INCREASED
COMPETITION.

     Our produced programs, including television series, made-for-television and made-for-video motion pictures, compete in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing pro-grams) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. The 1995 repeal of the financial interest and syndication rules in the US has permitted these conglomerates to combine ownership of television production businesses with broadcast networks. As a result, the current US broadcast networks -- ABC, CBS, NBC, Fox, The WB and UPN -- are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE's Universal Television Group and other "outside" producers. For the fall 2002 season the top five producers in total hours on network television were all affiliated with a broadcast network. Approximately 40% of Universal Television Group's revenues came from broadcast license program fees in 2002. We can offer no assurances that we will be able to maintain or grow these revenues in the face of increased competition.

NEW TECHNOLOGIES MAY HARM CABLE NETWORKS.

     A number of new personal video recorders, such as TIVO in the United States have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without advertising. The effect of these recorders on viewing patterns and exposure to advertising could have an adverse effect on our operations and results.

OUR THEME PARK AND RESORT GROUP MAY CONTINUE TO BE NEGATIVELY AFFECTED BY INTERNATIONAL, POLITICAL AND MILITARY DEVELOPMENTS.

     The terrorist attacks of September 11, 2001, the threat and outbreak of war and the threat of further terrorist attacks have resulted in significant reductions in domestic and international travel that negatively affected our theme park and resort activities. These developments have had a continued impact on vacation travel, group conventions and tourism in general. Any further outbreak or escalation of hostilities, any further terrorist attack, the perceived threat of hostilities or terrorist attack or a change in public perception regarding current developments would be likely to have an additional negative impact on our operations.

CANAL+ GROUP IS SUBJECT TO FRENCH AND OTHER EUROPEAN CONTENT AND EXPENDITURE PROVISIONS THAT RESTRICT ITS ABILITY TO CONDUCT ITS BUSINESS.

     Canal+ Group is regulated by various statutes, regulations and orders. In particular, under its French broadcast authorization, the premium channel Canal+ is subject to the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films, and 40% must be French Language films. Each year Canal+ must invest 20% of its total prior-year revenues in the acquisition of film rights, including 9% which must be devoted to French language films and 3% to non-French language European films. At least 75% of the French movies must not be acquired from Canal+ Group controlled companies. Canal+ has an obligation to invest 4.5% of its revenues in original TV movies and dramas. Canal+ Group also operates in Belgium, Spain, Italy, the Netherlands, Poland and the Nordic countries pursuant to the regulations of each of these countries which generally stipulate, as does France, financing levels for European and national content. These regulations severely limit Canal+ Group's ability to choose content and otherwise manage its business and could have an adverse effect on its operations and results.

AN UNFAVORABLE OUTCOME TO CANAL+ GROUP'S DISPUTE OVER TELEVISION RIGHTS TO THE FRENCH SOCCER PREMIER LEAGUE COULD ADVERSELY AFFECT ITS SUBSCRIBER BASE AND REVENUES.

     A major factor in Canal+ Group's ability to attract and retain subscribers is its soccer programming, particularly the televising of the French soccer premier league. The current contract with the French premier league pursuant to which Canal+ Group shares broadcasting rights with its competitor, Television par Satellite (TPS), expires in 2004. Canal+ Group and the French soccer premier league negotiated an agreement where Canal+ Group would have had exclusive broadcasting rights for the

2004-2007 seasons. However, upon petition by TPS, the French competition committee stayed effectiveness of this agreement. Canal+ Group is currently in a court recommended mediation with TPS over the broadcasting rights over the 2004-2007 seasons. An unfavorable outcome to this dispute could adversely affect Canal+ Group's subscriber base and revenues.

ONE OF OUR TWO INDEPENDENT PUBLIC ACCOUNTANTS, BARBIER FRINAULT & CIE, WAS FORMERLY A MEMBER OF ANDERSEN WORLDWIDE, AS WAS ARTHUR ANDERSEN LLP, WHICH HAS BEEN FOUND GUILTY OF A FEDERAL OBSTRUCTION OF JUSTICE CHARGE, AND YOU WILL PROBABLY BE UNABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST ANDERSEN WORLDWIDE IN ANY LEGAL ACTION.

     One of our two independent public accountants, Barbier Frinault & Cie, was formerly a member of Andersen Worldwide, as was Arthur Andersen LLP, and during that period provided us with auditing services, including issuing an audit report with respect to our audited consolidated financial statements, for the fiscal years ended December 30, 2001, and December 31, 2002, included elsewhere herein. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

     Andersen Worldwide may not have sufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements.

                              THE REFINANCING PLAN

     We are engaged in the following financing transactions:

     -  An issuance of certain senior notes (the "Notes"); and

     - The concurrent establishment of a dual currency E2.5 billion 3-year senior secured credit facility (the "New Credit Facility"), consisting of two tranches as follows:

       -- Tranche A: E1.5 billion revolving facility; and

       -- Tranche B: E1.0 billion term loan facility.

     The net proceeds from these transactions, together with cash on hand, will be used to repay and cancel indebtedness with scheduled maturities in the near term and fund operations. The gross proceeds from the offering of the Notes will be delivered into escrow and will not be paid over to us until the New Credit Facility has been executed and delivered and all conditions to the availability of the New Credit Facility have been met other than conditions dependent on the release of proceeds from escrow and the application of those proceeds. The availability of the New Credit Facility and our ability to draw under it are subject to a number of conditions, including completion of the offering of the Notes and application of the proceeds. The financing transactions described above, together with the related repayments and cancellation of indebtedness, are referred to herein as the "Refinancing Plan".

     The Refinancing Plan will increase funds available to Vivendi Universal by approximately E0.9 billion upon completion and extend the scheduled maturity of E2.5 billion of debt facilities beyond December 31, 2004. For these purposes, "funds available to Vivendi Universal" means cash in the Vivendi Universal cash pooling system that is immediately available to meet Vivendi Universal obligations and undrawn credit facilities, but does not include any funds at Maroc Telecom, Cegetel Group or (in excess of the limitation on net balance of loans with Vivendi Universal) VUE.

     Concurrently with the Refinancing Plan, VUE is refinancing its $1.62 billion bridge facility. See "Description of Other Indebtedness -- VUE Commitment and Extension of VUE Bridge Facility."

     The following table reconciles expected funds available to Vivendi Universal as of March 31, 2003, without giving effect to the Refinancing Plan, with the opening cash balance as of January 1, 2003.

         EXPECTED FUNDS AVAILABLE TO VIVENDI UNIVERSAL (PARENT COMPANY)
             (THREE MONTH PERIOD ENDING, AND AS OF, MARCH 31, 2003)

                  SOURCES                                           USES
--------------------------------------------    --------------------------------------------
                                       (IN BILLIONS)
Opening cash balance..................  E5.0(1) Cegetel Group investment..............  E2.7(5)
Disposal proceeds (est.)..............   0.6(2) VE exchangeable 2% notes..............   1.8(6)
Net cash inflows from operations
  (est.)..............................   0.3(3) CDC IXIS Revolving Facility...........   0.1(7)
                                        ----
                                                Rondor purchase price adjustment......   0.2(8)
                                                Other (est.)..........................   0.2
                                                                                        ----
Total sources.........................   5.9    Total uses............................  E5.0
                                        ----                                            ====
Period end cash balance...............   0.9

Undrawn amount under
Dual Currency Revolving Facility......   1.0(4)
                                        ----
Available Funds, March 31, 2003
  (est.)..............................  E1.9
                                        ====

---------------

(1) Represents the cash and cash equivalents at Vivendi Universal, resulting from cash pooling system, as defined above, and cannot be compared with cash and cash equivalents on our consolidated balance sheet as of December 31, 2002.

(2) Cash proceeds received since January 1, 2003 from asset disposals already completed: Consumer Press Division (E200 million); Canal+ Technologies (E79 million); USA Interactive warrants (E257 million); and others (E78 million).

(3) Estimated net cash inflows from operations (after interest and tax) to be actually received by Vivendi Universal.

(4) Dual Currency Revolving Facility dated as of November 26, 2002 and amended as of February 6, 2003.

(5) Cash funded by Vivendi Universal to its 100%-owned subsidiary, SIT, for the acquisition of BT Group's 26% shareholding in Cegetel Group.

(6) Cash settlement amount of Vivendi Environnement exchangeable 2% notes issued by Vivendi Universal in February 2001 and put by investors to Vivendi Universal and settled in March 2003.

(7) Partial principal repayment of CDC IXIS Revolving Facility in accordance with amortization schedule.

(8) Settlement of contingent purchase price adjustment in connection with the purchase of Rondor Music International, Inc. in August 2000.

     The following table provides a pro forma summary as of March 31, 2003 of the expected impact of the Refinancing Plan on funds available to Vivendi Universal.

                      PRO FORMA IMPACT OF REFINANCING PLAN
         EXPECTED FUNDS AVAILABLE TO VIVENDI UNIVERSAL (PARENT COMPANY)
                             (AS OF MARCH 31, 2003)

                  SOURCES                                           USES
--------------------------------------------    --------------------------------------------
                                       (IN BILLIONS)
CURRENT SOURCES                                 DEBT TO BE REPAID(1)
  Available funds, March 31, 2003                 CDC IXIS Revolving Facility.......  E0.200
     (est.).........................    E1.9      Revolving Credit Facility.........   0.850
NEW SOURCES                                       Revolving Credit Facility.........   0.215
  Notes.............................     1.0      Revolving Credit Facility.........   0.275
                                                                                      ------
  Tranche A of New Credit Facility                                                     1.540
     (Undrawn)......................     1.5    Cancellation of Dual Currency
  Tranche B of New Credit
     Facility.......................     1.0      Revolving Facility (Undrawn)(2)...     1.0
                                      ------
                                         3.5    Fees and expenses...................     0.1
                                                                                      ------
Total sources.......................    E5.4    Total uses..........................  E  2.6
                                      ======                                          ======

Pro forma available funds...........    E2.8
                                      ======

---------------

(1) Repayment of the CDC IXIS Revolving Facility outstanding principal (E200 million, scheduled amortization of E150 million on November 30, 2003 and E50 million on March 31, 2004); the syndicated E850 million Revolving Credit Facility (scheduled maturity March 2, 2004); the E275,000,000 Revolving Credit Facility (scheduled maturity July 31, 2003); and the E215,000,000 Revolving Credit Facility (scheduled maturity December 30, 2003). This does not include obligations of our subsidiaries that we anticipate being funded by them from their own resources.

(2) Cancellation of Dual Currency Revolving Facility is required upon receipt of proceeds from the Notes and the New Credit Facility.

     The following table provides a pro forma summary of the expected impact of the Refinancing Plan on the maturity profile of debt and undrawn facilities of Vivendi Universal through December 31, 2004.

        PRO FORMA MATURITY PROFILE -- VIVENDI UNIVERSAL (PARENT COMPANY)
                                 (IN BILLIONS)

                                                            AGGREGATE         PRO FORMA
                                                            MATURITIES        AGGREGATE    PRO FORMA
                                                       PRE-REFINANCING PLAN   MATURITIES   EXTENSION
                                                       --------------------   ----------   ----------
Q2 2003..............................................         E0.17             E0.17        E  --
Q3 2003..............................................          1.78              1.51(1)      0.27
Q4 2003..............................................          1.07              0.20         0.87
Q1 2004..............................................          3.48              2.58(2)      0.90
Q2 2004..............................................            --                --           --
Q3 2004..............................................          0.15              0.15           --
Q4 2004..............................................          0.51              0.01         0.50
                                                              -----             -----        -----
Total maturities Q2 2003 - Q4 2004...................         E7.16             E4.62        E2.54
                                                              =====             =====        =====

---------------

(1) Includes cash redemption amount of BSkyB exchangeable 1% notes issued in July 2000 and maturing on July 5, 2003.

(2) Assumes early redemption, at the option of the bondholders on March 1, 2004, of Vinci exchangeable 1% notes issued in February 2001 with scheduled maturity of March 1, 2006, and includes the cash redemption amount of Vivendi Universal convertible 1.25% bonds issued in January 1999 and maturing on January 1, 2004.

     As indicated above, following completion of the Refinancing Plan, we expect pro forma funds available to Vivendi Universal to be E2.8 billion. While the Refinancing Plan will reduce our expected use of funds in the near to medium term, we will continue to be heavily indebted, with approximately E4.6 billion in debt and undrawn facilities scheduled to mature over the period from April 1, 2003 to December 31, 2004. We also have numerous contingent liabilities including legal proceedings that we may or may not be called upon to meet over the period. Our subsidiaries also have other liabilities and contingent liabilities that they will need to meet over this period. For a description of our contingent liabilities, see "Operating and Financial Review and Prospects -- Contingent Liabilities" and "Business -- Legal Proceedings".

     As described in "Operating and Financial Review and Prospects -- Liquidity and Capital Resources", the cash generated by Cegetel Group and Maroc Telecom is consolidated in our cash flow statements but is not available to Vivendi Universal until paid to Vivendi Universal by way of dividend. In addition, the receipt of cash generated by VUE is subject to a limitation that restricts the net balance of loans between VUE and Vivendi Universal. See "Description of Other Indebtedness -- Vivendi Universal Entertainment LLLP Bridge Facility;" and "-- VUE Commitment and Extension of VUE Bridge Facility". We expect net cash inflow available to Vivendi Universal, before any asset disposals, to be negative in 2003. Accordingly, Vivendi Universal's ability to meet its obligations will depend upon the success of our asset disposal program.

     We believe that the Refinancing Plan will give us substantial flexibility in connection with the execution of our asset disposal program, and that proceeds from asset disposals will be more than sufficient to enable us to meet our obligations. However, there can be no assurance that asset disposals will be sufficient to make up the shortfall or that our cash needs over the period of the program will not exceed our current best estimates. See "Risk Factors -- Risks Relating to Us -- We are Selling a Portion of Our Assets and Businesses to Meet Our Debt Obligations and Decrease Our Leverage."

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and capitalization as of December 31, 2002:

     - On a pro forma basis, after giving effect to the purchase of an additional 26% stake in Cegetel Group, the cash redemption of Vivendi Environnement exchangeable 2% notes, and the partial amortization of the CDC IXIS Revolving Facility (the "Q1 2003 Transactions");

     - On an adjusted basis, after giving effect to (1) the Q1 2003 Transactions and (2) the issuance of the Notes and application of the net proceeds and available cash to repay short term borrowings (the "Issuance and Debt Repayment"); and

     - On a further adjusted basis, after giving effect to (1) the Q1 2003 Transactions, (2) the Issuance and Debt Repayment and (3) the initial drawing under the New Credit Facility.

     Funding and drawings under the New Credit Facility, including the initial draw down, are subject to various conditions precedent standard in bank loan agreements, including the continued absence of any material adverse change in our business.

     You should read the following table in conjunction with the information contained herein under "Selected Financial Data", "Operating and Financial Review and Prospects", "Description of Other Indebtedness" and the Consolidated Financial Statements.

                                                               AS OF DECEMBER 31, 2002
                                                 ----------------------------------------------------
                                                                                            FURTHER
                                                               PROFORMA      ADJUSTED      ADJUSTED
                                                 HISTORICAL   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                 ----------   -----------   -----------   -----------
                                                                    (IN MILLIONS)
Cash and cash equivalents......................   E 7,295       E 2,651(1)    E 2,061(4)    E 3,011(6)
Secured debt:
  Multicurrency Revolving Credit Facility......     3,000         3,000         3,000         3,000
  New Credit Facility..........................        --            --            --         1,000
  VUE Bridge Facility..........................     1,573         1,573         1,573         1,573
  Other secured debt...........................     2,446         3,646(2)      2,106(5)      2,106
Unsecured debt of our subsidiaries.............     4,633         4,633         4,633         4,633
Other unsecured debt...........................     7,980         6,207(3)      6,207         6,207
Notes offered hereby...........................        --            --         1,000         1,000
     Total debt................................    19,632        19,059        18,519        19,519
     Shareholders' equity......................    14,020        14,020        14,020        14,020
                                                  -------       -------       -------       -------
       Total capitalization....................   E33,652       E33,079       E32,539       E33,539
                                                  =======       =======       =======       =======

---------------

(1) As adjusted for the redemption in March 2003 of E1,773 million nominal amount of bonds exchangeable into Vivendi Environment stock for a total consideration of E1,844 million (including a redemption premium of E71 million), for the E100 million partial amortization in March 2003 of the CDC IXIS Revolving Facility, and for the E2,700 million equity contribution for the Cegetel Group acquisition in January 2003.

(2) As adjusted for the E1,300 million debt incurred for the Cegetel Group acquisition in January 2003, and for the E100 million partial repayment in March 2003 of the CDC IXIS Revolving Facility.

(3) As adjusted for the E1,773 million nominal amount of bonds exchangeable into Vivendi Environnement stock redeemed in March 2003 following the exercise of puts by bondholders.

(4) Reflects the E590 million decrease in cash following the application of E950 million of net proceeds from the offering, together with available cash, to prepay E1,540 million of short-term borrowings.

(5) As adjusted for the E1,540 million prepayment of short-term borrowings.

(6) Reflects the E950 million of net proceeds from the initial E1,000 million drawing under the New Credit Facility.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data for each of the years in the three-year period ended December 31, 2002, has been derived from our consolidated financial statements and the related notes. You should read this section together with "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes.

     Our consolidated financial statements have been prepared in accordance with French GAAP, which differs in certain significant respects from US GAAP. The principal differences between French GAAP and US GAAP, as they relate to us, are described in Note 17 to our consolidated financial statements. For a discussion of significant transactions and accounting changes that affect the comparability of our consolidated financial statements and the financial data presented below, refer to "Operating and Financial Review and Prospects -- Comparability" and the notes to our consolidated financial statements.

     The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, the acquisition of Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement through December 2002 and Vivendi Universal Publishing in December 2002, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis.

     The pro forma results are not necessarily indicative of the combined results that would have been reported had the events actually occurred at the beginning of 2001.

                                                                YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                              ACTUAL                  PRO FORMA(2)
                                                   -----------------------------   -------------------
                                                    2000       2001     2002(1)      2001       2002
                                                   -------   --------   --------   --------   --------
                                                                      (IN MILLIONS)
CONSOLIDATED STATEMENT OF INCOME DATA (FRENCH
  GAAP):
  Revenue........................................  E41,580   E 57,360   E 58,150   E 27,733   E 28,729
    Revenue, excluding Vivendi Environnement.....   15,286     28,266     28,112     27,733     28,729
  Operating income...............................    1,823      3,795      3,788      2,113      2,037
  Net financial expense..........................     (762)    (1,928)    (4,742)    (1,108)    (4,068)
  Income before exceptional items, income taxes,
    goodwill amortization, equity interest and
    minority interest............................    1,061      1,867       (954)     1,005     (2,031)
  Net income (loss)..............................  E 2,299   E(13,597)  E(23,301)  E(13,228)  E(24,108)
                                                   =======   ========   ========   ========   ========
  Net income (loss), excluding goodwill
    amortization and impairment..................  E 2,933   E  1,606   E (3,582)  E    729   E (4,626)
                                                   =======   ========   ========   ========   ========
CONSOLIDATED STATEMENT OF INCOME DATA (US GAAP):
  Revenue excluding Vivendi Environnement(3).....  E11,961   E 28,259   E 28,012   E 27,726   E 28,629
  Net income (loss)(4)...........................  E 1,908   E (1,172)(5) E(44,447)(6)        E(44,447)(6)
                                                   =======   ========   ========              ========
  Net income (loss) excluding goodwill
    amortization and impairment..................  E 2,607   E    534   E (4,518)             E (4,518)
                                                   =======   ========   ========              ========
OTHER FINANCIAL DATA (CALCULATED BASED ON FRENCH
  GAAP OPERATING INCOME):
  EBITDA -- French(16)...........................       --      4,393      5,166         --      5,331
  Adjusted net interest expense(7)...............       --         --         --         --        725
  Capital expenditures, excluding Vivendi
    Environnement(8).............................    3,187      2,459      1,729         --         --
  Net cash provided by (used for) operating
    activities...................................    2,514      4,500      4,670         --         --
  Net cash provided by (used for) investing
    activities...................................   (1,481)     4,340        405         --         --
  Net cash provided by (used for) financing
    activities...................................     (631)    (7,469)    (3,792)        --         --
  Ratio of earnings to fixed charges.............                 2.1X         *(9)                  *(9)
                                                   =======   ========   ========

                                                                         AT DECEMBER 31,
                                                              -------------------------------------
                                                                                   FURTHER ADJUSTED
                                                                    ACTUAL           (UNAUDITED)
                                                              ------------------   ----------------
                                                                2001      2002         2002(10)
                                                              --------   -------   ----------------
                                                                          (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA (FRENCH GAAP):
  Cash and cash equivalents.................................  E  4,725   E 7,295            --
    Cash and cash equivalents, excluding Vivendi
      Environnement.........................................     1,871     7,295         3,011
  Total assets..............................................   139,002    69,333            --
  Total gross debt(11)......................................    41,780    19,632            --
    Total gross debt, excluding Vivendi Environnement.......    23,223    19,632        19,519
  Total net debt(12), excluding Vivendi Environnement.......    21,352    12,337        16,508
  Total shareholders' equity................................    36,748    14,020        14,020
CONSOLIDATED BALANCE SHEET DATA (US GAAP):
  Cash and cash equivalents, excluding Vivendi
    Environnement(13).......................................  E  1,876   E 7,292            --
  Total gross debt, excluding Vivendi Environnement(14).....    21,391    19,156            --
  Total net debt(12), excluding Vivendi Environnement.......    19,515    11,864            --
  Total shareholders' equity(4).............................    54,268    11,065            --
                                                              --------   -------       -------
LEVERAGE RATIO(15)..........................................                               3.1X

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                    ACTUAL
                                                              ------------------    PRO FORMA(2)
                                                               2001       2002          2002
                                                              -------    -------    -------------
                                                                         (IN MILLIONS)
OTHER SEGMENT DATA (CALCULATED BASED ON FRENCH GAAP
  OPERATING INCOME):
  EBITDA -- French(16)
    Cegetel Group...........................................  E 1,705    E 2,329       E 2,329
    Universal Music Group...................................    1,158        961           961
    Vivendi Universal Entertainment.........................      653      1,197         1,334
    Canal+ Group............................................      571        224           253
    Maroc Telecom...........................................      540        786           786
    Vivendi Universal Games.................................      132        171           171
    Holding & Corporate.....................................     (261)      (483)         (483)
    Other...................................................     (105)       (19)          (20)
                                                              -------    -------       -------
         Total EBITDA                                         E 4,393    E 5,166       E 5,331
                                                              =======    =======       =======
OTHER SEGMENT DATA (CALCULATED BASED ON US GAAP OPERATING
  INCOME):
  EBITDA -- US(16)..........................................
    Cegetel Group...........................................  E 1,705    E 2,314            --
    Universal Music Group...................................    1,158      1,089            --
    Vivendi Universal Entertainment.........................      653        820            --
    Canal+ Group............................................      355        165            --
    Maroc Telecom...........................................      540        740            --
    Vivendi Universal Games.................................       93        172            --
    Holding & Corporate.....................................     (211)      (625)           --
    Other...................................................     (127)      (317)           --
                                                              -------    -------       -------
         Total EBITDA                                         E 4,166    E 4,358            --
                                                              =======    =======       =======

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses". Disposed businesses include all of Vivendi Universal Publishing's operations excluding: Vivendi Universal Games; publishing activities in Brazil; the Consumer press division (the disposal of which was completed in February 2003); and Comareg (the disposal of which is pending).

(2) Refer to the description of the pro forma information at the start of this Selected Financial Data section.

(3) The following table shows the calculation of Revenue excluding Vivendi Environnement -- US GAAP.

                                                                           YEARS ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                                        ACTUAL                     PRO FORMA(2)
                                                            -------------------------------    --------------------
                                                             2000        2001      2002(1)       2001        2002
                                                            -------    --------    --------    --------    --------
                                                                                 (IN MILLIONS)
      Revenue -- French GAAP..............................  E41,580    E 57,360    E 58,150    E 27,733    E 28,729
      Less Vivendi Environnement -- French GAAP...........  (26,294)    (29,094)    (30,038)         --          --
      Equity accounting of Canal SA.......................   (3,321)         --          --          --          --
      Other...............................................       (4)         (7)       (100)         (7)       (100)
                                                            -------    --------    --------    --------    --------
      Revenue excluding Vivendi Environnement -- US GAAP..  E11,961    E 28,259    E 28,012    E 27,726    E 28,629
                                                            =======    ========    ========    ========    ========

    Canal+ S.A.'s revenue was consolidated in French GAAP in all years shown; however, in 2000, Canal+ S.A.'s revenue was required to be equity accounted under US GAAP.

(4)  See Note 17 to Consolidated Financial Statements.

(5) According to SFAS 121, under US GAAP, no impairment was indicated as of December 31, 2001. Accordingly, the goodwill impairment charge accounted for under French GAAP was reversed for US GAAP purposes.

(6) Vivendi Universal recorded an impairment charge of E21.5 billion in 2002, of which E17.1 billion was recorded as a cumulative effect of an accounting change as of January 1, 2002, and E4.4 billion was recorded as an impairment charge as of December 31, 2002. See Note 17.1 and 17.3.2 of the consolidated financial statements.

(7) Consists of actual 2002 net financing costs of E1,333 million less Vivendi Environnement financing costs of E683 million, plus additional interest on assumed E1 billion debt issued under this offering at 9.5%, plus additional interest on an assumed draw-down under the New Credit Facility, less savings on refinancing E1,540 million of debt (bearing average interest of 4.1%), less interest income generated by assumed incremental cash balance after the financing of E500 million at 2%.

(8) The following table shows the calculation of capital expenditures, excluding Vivendi Environnement:

                                                                    YEAR ENDED DECEMBER 31,
                                                                   --------------------------
                                                                    2000      2001      2002
                                                                   ------    ------    ------
     Purchase of property, plant equipment and other.............  E5,800    E5,338    E4,134
     Less: Vivendi Environnement.................................  (2,613)   (2,879)   (2,405)
                                                                   ------    ------    ------
       Total:....................................................  E3,187    E2,459    E1,729
                                                                   ======    ======    ======

(9) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax income from continuing operations before minority interests, fixed charges, amortization of capitalized interest and distributed income of equity affiliates, less capitalized interest. Fixed charges include interest expense (including amortization of deferred financing costs) and the portion of operating rental expense management believes represents the interest component of rent expense. Earnings were insufficient to cover fixed charges by E796 million in 2002 and by E1,921 million in 2002 on a pro forma basis.

(10) As further adjusted to give effect to certain transactions occurring in the first quarter of 2003, the issuance of the notes and the initial drawing under the New Credit Facility and the application of the net proceeds as set forth in the Capitalization table.

(11) Comprised of long-term debt of E10,455 million and bank overdrafts and other short-term borrowings of E9,177 million as of December 31, 2002.

(12) Total net debt represents gross debt less cash and cash equivalents.

(13) The following table shows the calculation of Cash and cash equivalents, excluding Vivendi Environnement -- US GAAP.

                                                                      YEARS ENDED
                                                                      DECEMBER 31,
                                                                         ACTUAL
                                                                   ------------------
                                                                    2001       2002
                                                                   -------    -------
                                                                     (IN MILLIONS)
     Cash and cash equivalents, excluding Vivendi Environnement
       -- French GAAP............................................    1,876      7,295
     Other.......................................................       --         (3)
                                                                   -------    -------
     Cash and cash equivalents, excluding Vivendi Environnement
       -- US GAAP................................................  E 1,876    E 7,292
                                                                   =======    =======

     Other consists principally of SFAS 133, mark to market accounting and other classification differences.

(14) The following table shows the calculation of total gross debt, excluding Vivendi Environnement -- US GAAP.

                                                                      YEARS ENDED
                                                                      DECEMBER 31,
                                                                         ACTUAL
                                                                   ------------------
                                                                    2001       2002
                                                                   -------    -------
                                                                     (IN MILLIONS)
     Total gross debt, excluding Vivendi Environnement -- French
       GAAP......................................................   23,228     19,632
       Preferred shares Class A and Class B......................       --     (2,506)
       Monetization of BSkyB.....................................   (3,948)        --
       AOL LineInvest debt(a)....................................      764        774
       Real estate loans.........................................      653        846
       Cegetel Group vendor financing............................      864         --
       Other.....................................................     (170)       410
                                                                   -------    -------
     Total gross debt, excluding Vivendi Environnement -- US
       GAAP......................................................  E21,391    E19,156
                                                                   =======    =======

        (a) Refer to the description of the LineInvest transaction in Note 11.3 to the Consolidated Financial Statements.

(15) Ratio of Further Adjusted (Unaudited) 2002 total net debt (French GAAP) to pro forma 2002 EBITDA -- French.

(16) Set forth below is a reconciliation of EBITDA to French GAAP and US GAAP operating income excluding businesses sold in 2002:

                                        UNIVERSAL      VIVENDI                            VIVENDI
                              CEGETEL     MUSIC       UNIVERSAL      CANAL+     MAROC    UNIVERSAL     HOLDING
                               GROUP      GROUP     ENTERTAINMENT   GROUP(E)   TELECOM     GAMES     & CORPORATE   OTHER   TOTAL
                              -------   ---------   -------------   --------   -------   ---------   -----------   -----   ------
                                                                         (IN MILLIONS)
DECEMBER 31, 2002
Operating income -- French
  GAAP basis, excluding
  Vivendi Environnement.....  E1,449     E  556        E  816         E(325)    E468       E 63         E(665)     E(485)  E1,877(a)
Depreciation and
  amortization..............     865        450           258           490      272        109            57        168    2,669
Restructuring charges.......      (1)        --            16            --       46         --           122         64      247
Other one-time items........      16        (45)          107            59       --         (1)            3       (234)     373
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- French(c).........  E2,329     E  961        E1,197         E 224     E786       E171         E(483)     E (19)  E5,166
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
Amortization of acquired
  films(d)..................                             (254)                                                               (254)
Other.......................                 83                                                           (17)                 66
Restructuring charges.......       1         --           (16)           --      (46)        --          (122)       (64)    (247)
Other one-time items........     (16)        45          (107)          (59)      --          1            (3)      (234)    (373)
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- US(c).............  E2,314     E1,089        E  820         E 165     E740       E172         E(625)     E(317)  E4,358
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
DECEMBER 31, 2001
Operating income -- French
  GAAP basis, excluding
  Vivendi Environnement and
  sold publishing
  businesses................  E  928     E  719        E  300         E(374)    E387       E 18         E(326)     E(244)  E1,408(b)
Depreciation and
  amortization..............     777        439           353           729      153         75            65        117    2,708
Restructuring charges.......      --         --            --            24       --         37            --         51      112
Other one-time items........      --         --            --           192       --          2            --        (29)     165
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- French(c).........  E1,705     E1,158        E  653         E 571     E540       E132         E(261)     E(105)  E4,393
                              ======     ======        ======         =====     ====       ====         =====      =====   ======
Amortization of acquired
  films(d)..................      --         --            --            --       --         --            --         --
Other.......................      --         --            --            --       --         --            50         --       50
Restructuring charges.......      --         --            --           (24)      --        (37)           --        (51)    (112)
Other one-time items........      --         --            --          (192)      --         (2)           --         29     (165)
                              ------     ------        ------         -----     ----       ----         -----      -----   ------
EBITDA -- US(c).............  E1,705     E1,158        E  653         E 355     E540       E 93         E(211)     E(127)  E4,166
                              ======     ======        ======         =====     ====       ====         =====      =====   ======

---------------

     (a) 2002 consolidated operating income of E3,788 million less Vivendi Environnement operating income of E1,911 million. Also see 2002 Illustration of Vivendi Environnement equity accounting (unaudited) in Consolidated Statement of Income.

     (b) 2001 operating income of E3,795 million less Vivendi Environnement operating income of E1,964 million less operating income of the sold Vivendi Universal publishing businesses of E423 million.

     (c) As defined by Vivendi Universal, French EBITDA calculated on the basis of French GAAP operating income consists of operating income before depreciation, amortization, restructuring and other one-time items and does not reflect adjustments for any minority interest in fully consolidated subsidiaries. US EBITDA does not reflect adjustments for restructuring or other one-time items. Vivendi Universal's management considers EBITDA to be a supplemental indicator of the operational strength and the performance potential of its individual businesses, and an indicator of its consolidated ability to provide cash flows to service debt. However, EBITDA is not a substitute for operating income, net income, cash-flows and other measures of financial performances and Vivendi Universal EBITDA may not be strictly comparable to similar titled measures widely used in the US or reported by other companies.

     (d) Under French GAAP, fair value of films acquired is calculated in accordance with the normalized margin method. Under FAS 142 in US GAAP, the fair value of films acquired is calculated in accordance with the discounted cash flow methodology.

     (e) In 2001, Canal+ Group EBITDA was based on French GAAP "excedent brut d'exploitation" and therefore excluded certain film amortization, provisions for bad debt and production amortization expenses in the amount of approximately E300 million from the calculation of EBITDA. In 2002 Canal+ Group modified its EBITDA calculation to more closely conform to the EBITDA definition utilized by other members of the Vivendi Universal Group.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our operations should be read in conjunction with our financial statements and related notes included elsewhere herein.

BASIS OF PRESENTATION

     The discussion presented below focuses on an analysis of Vivendi Universal's financial and business segment results prepared in accordance with generally accepted accounting principles in France (French GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). For a discussion of the most significant reconciling items, together with a reconciliation of net income and selected other items to US GAAP, see Note 17 to Vivendi Universal's Consolidated Financial Statements included elsewhere herein.

RECENT DEVELOPMENTS

     Following a period of significant acquisition-related growth from the late 1990's through the first half of 2002 (see "Business"), the associated increase in leverage led to heightened concerns during the first half of 2002 over the validity of Vivendi Universal's strategy in a deteriorating environment and, eventually, to the appointment of a new management team. Concerns over Vivendi Universal's strategy and financial flexibility led Moody's to reduce Vivendi Universal's senior debt rating on July 1, 2002 from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB- with a negative outlook. The unfavorable development in our rating continued during the balance of 2002. See "-- Liquidity and Capital Resources". The July downgrades had an immediate impact on Vivendi Universal's short-term liquidity. In particular Vivendi Universal lost, to a significant extent, access to the capital markets, and most importantly to the commercial paper market, historically its main source of funding for working capital needs.

     The new management team addressed Vivendi Universal's immediate liquidity concerns by securing on July 10, 2002, a E1.0 billion multi-currency term loan facility, which was repaid in December 2002. This was done with a view to putting in place a longer-term solution once the new management had the opportunity to better assess the medium-term situation. Following their review, the new management revised the previous management's cash-flow projections for the period from July 2002 to December 2004 and wrote-off E11 billion in acquisition-related goodwill while adding E3.4 billion in financial provisions. This resulted in a E12.3 billion net loss in the first half of 2002, which was publicly announced on August 14, 2002. At the same time, Vivendi Universal announced a E16 billion asset disposal program intended to be completed by 2004 in order to substantially reduce debt.

     During the second half of 2002, Vivendi Universal closed asset sales for total consideration of approximately E6.7 billion, including the assumption by the acquirors of the assets of approximately E0.4 billion in debt, and we have continued to complete disposals in 2003. At December 31, 2002, Vivendi Universal's net debt was E12.3 billion compared with E37.1 billion at December 31, 2001. Excluding the net debt of Vivendi Environnement which, following disposals of an additional portion of our shareholding interest therein in 2002, was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002, net debt fell by approximately E9.0 billion. We adopted the Refinancing Plan in 2003 in order to give us substantial flexibility in connection with the execution of our asset disposal program, to increase funds available to Vivendi Universal and to extend the scheduled maturities of our debt facilities as described under "The Refinancing Plan". On a pro forma basis giving effect to the increase of our interest in Cegetel Group and the Refinancing Plan, net debt of Vivendi Universal amounted to E10.0 billion and net debt of its subsidiaries amounted to E6.3 billion as of December 31, 2002. See "-- Liquidity and Capital Resources."

COMPARABILITY

PRO FORMA INFORMATION; ACQUISITIONS AND DISPOSALS.

     As several significant transactions completed in 2001 and 2002 have realigned our businesses and impacted the comparability of our financial statements, we present financial information for these years both for our consolidated group and for each of our business segments on a pro forma basis. The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information include the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the overall results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

     For a discussion of the above transactions and other significant transactions that have occurred during the period 2000 to 2002, see "Business -- Significant Transactions".

     Given our ongoing asset disposal program, our year to year comparisons of financial results will continue to be difficult in coming years.

REALIGNMENT OF SEGMENT REPORTING

     In 2002, we realigned our segment reporting to reflect the new business organization and management structures resulting from the change in management and the dispositions of businesses which occurred in the second half of the year.

CHANGES IN ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

     In 2001, Vivendi Universal adopted new accounting principles and modified its financial statement presentation in order to more closely align accounting policies between French GAAP and US GAAP. The principal changes, as they relate to the discussion presented below, are as follows:

     - As permitted by French Regulation 99.02 (sec.41), Vivendi Universal elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature, which was the format presented in prior years.

     - For our subsidiary Vivendi Environnement (which was deconsolidated from the Vivendi Universal balance sheet as of December 31, 2002), revenues include operating subsidiaries and exclude revenues related to construction of assets for internal use.

     - The definition of exceptional items has been restricted to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. For Vivendi Universal, exceptional items are primarily comprised of gains and losses on the disposal of businesses. Exceptional items are presented as a separate component in the Consolidated Statement of Income after operating income and financial expenses but before income taxes. Prior to 2001, Vivendi Universal had a broader definition of exceptional items, including restructuring costs, plant dismantling and closure costs and the effect of guarantees given when exercised, among others. These items are now included as a component of operating income.

     In order to facilitate the discussion and comparability of 2001 and 2000 financial results, we have presented the 2000 financial statements on a comparable basis.

     In 2000, Vivendi Universal adopted new accounting principles related to foreign currency translation/transactions, subscriber acquisition costs and sports broadcasting rights as follows:

     - Income and expenses of subsidiaries whose functional currency is not the euro, which were previously translated at the year-end exchange rate, are now translated at the average exchange rate during the period. Gains on foreign currency transactions, which were previously deferred, are now recorded in current period earnings.

     - Subscriber acquisition costs, which were previously spread over 12 months from the date the line was put into service, are now charged to expense.

     - Broadcasting rights acquired by Canal+ Group are now capitalized as intangible assets and are amortized over the period of the agreement. The cumulative effect of this change had no impact on net income in 2000. Total assets increased by E2 billion in 2000 (most of which related to intangible assets) and total liabilities and shareholders' equity increased by the same amount.

     For further discussion of some of the policies used in preparing our financial statements and comparability see Note 1 to the Consolidated Financial Statements.

GOODWILL, IMPAIRMENT OF GOODWILL AND FINANCIAL ASSETS

     Vivendi Universal's acquisition-related growth strategy resulted in significant goodwill on its balance sheet. By the end of 2000, goodwill amounted to E47.1 billion. In view of the continuing deterioration of the economy since December 2000, Vivendi Universal has recorded significant goodwill impairment in both 2001 (E13.5 billion) and 2002 (E18.4 billion).

     Following these impairments, and the other changes in goodwill described in
Note 3 to the Consolidated Financial Statements, goodwill at December 31, 2002 stood at E20 billion. Vivendi Universal is required under French GAAP to add goodwill of approximately E3 billion to its balance sheet as a consequence of the acquisition of an additional interest in Cegetel Group in January 2003. Under French GAAP, goodwill is amortized over a 40 year period. Recurring amortization totaled E1.3 billion in 2002 and E1.7 billion in 2001, and Vivendi Universal expects to continue to incur significant expense for goodwill amortization in the coming years. Under US GAAP, goodwill is no longer amortized but is subject to annual impairment tests.

     Impairments are calculated using the group's accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual significant difference between the book value and the realizable value.

     This exceptional impairment, in both 2002 and 2001, was calculated as the difference between the net book value of the impacted businesses and their value, as estimated with the assistance of independent valuation experts. Fair value is determined as follows:

     - The fair value of the business units is determined by an analysis of discounted cash flows.

     - If this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment to the value attributed to the business units involved in recent transactions, and the market price for publicly-listed business units.

     - The fair values of the business units included in the asset disposal program are assessed on the basis of their market value. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction in concluded at normal market conditions, net of transaction costs.

     Regarding the discounted cash flow method of analysis, the three factors taken into account were cash flow, rate of return and perpetual growth rate. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis, approved by the management and presented to the Board of directors. The rate of return was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Accounting policies discussed in this section are those that we consider to be critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

     MERGER ACCOUNTING -- Vivendi Universal has completed several significant transactions during the periods covered by its consolidated financial statements included herein. Generally accepted accounting principles require that acquisitions be recorded based on an assessment of the fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. As a result of recent acquisitions, Vivendi Universal, with the assistance of third-party valuation experts in certain areas, has estimated the fair value of intangible assets (such as film and television libraries, music catalogs and trade names), tangible assets (such as property, equipment, inventory and marketable securities), liabilities and commitments (such as favorable or unfavorable leases and contracts and certain restructuring costs incident to the acquisitions) and preacquisition contingencies (such as litigation) for use in recording the purchase price of its acquisitions. The excess of purchase price over net assets acquired is reflected as goodwill. Should the value of acquired intangible or tangible assets, including goodwill, become impaired, a non-cash write-down of these assets may be required. Should restructuring costs incidental to the acquisition, which in the case of Vivendi Universal generally relate to employee severance costs, differ from the liability established at the time of acquisition, additional cash charges to operations or non-cash releases of the established liability to operations may be required. Ultimate settlement of preacquisition contingencies could differ significantly from the contingency reflected at the time of acquisition, which could lead to additional cash charges to operations or non-cash release of the established liability to operations.

REVENUE RECOGNITION

     For Music, revenues from the sale of recorded music, net of provision for estimated returns and allowances, are recognized on shipment to third parties.

     For VUE and Canal+ Group segments, theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenue for retail operations are recognized at point-of-sale.

     Revenues from telephone service and installation are recognized as they occur. Subscriptions are billed monthly in advance, and recorded as a deferred revenue liability, before transfer to earnings of the period during which the service is provided. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used, or on provision of line access in the case of pack discounts.

     Vivendi Universal records VU Games revenue when goods are shipped to the customer except if risk of ownership does not transfer to the customer upon shipment.

     Finally, Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed.

     VALUATION OF LONG-LIVED ASSETS -- Vivendi Universal reviews the carrying value of its long lived assets held and used, intangible assets that do not have indefinite lives and long lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. Management believes that the estimates of future cash flows and fair value are reasonable; however changes in estimates resulting from lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

     GOODWILL AND OTHER INTANGIBLE ASSETS WITH INDEFINITE LIVES -- Vivendi Universal reviews the carrying value of goodwill and other intangible assets that are determined to have an indefinite life. These assets are tested for impairment on an annual basis and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below the carrying value. The fair value of these assets is determined using a discounted cash flow analysis, which is based on business plans approved by the Board or, if this method is irrelevant for the business unit, other standard criteria are used including: a comparison to similar listed companies, an assessment of the value attributed to the business units involved in recent transactions and an assessment of the fair value of the business unit included in the asset disposal program. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

     PENSION BENEFIT COSTS -- Vivendi Universal's pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally the United States, Canada, United Kingdom, France, Germany and Japan. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, as it is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We reduced our weighted average discount rate from 6.3% in 2001 to 5.7% in 2002 to reflect market interest rate conditions. For our US plans, a further 50 basis point decrease in the discount rate would increase pension expense by approximately E1 million per year. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. For our US plans, a 50 basis point decrease in the expected return on assets of principal plans would increase pension expense on our principal plans by approximately E2 million per year. We assumed that the weighted average of long-term returns on our pension plans were 7.2% in 2002 and 7.4% in 2001. Further information on our principal pension plans is provided in Note 17.4 to the Consolidated Financial Statements, including disclosure of these assumptions.

     FILM AND TELEVISION REVENUES AND COSTS -- Vivendi Universal expenses the cost of film and television production over the applicable product life cycle based on the ratio of current period's gross revenues to the estimated remaining total gross revenues. These estimates are calculated based on an individual production basis. Estimates of total gross revenues can change for a variety of factors, including the level of market acceptance, advertising rates and subscriber fees. Television rights for sports, theatrical movies, series and other programs are charged to expense based on the life cycle of the program over the license period. Estimates of usage of television network programming can change based on competition and audience acceptance. Accordingly, revenue estimates and planned usage are reviewed periodically and are revised if necessary. A change in revenue projections or planned usage could have an impact on our results of operations. Costs of film and television productions and programming rights are subject to valuation adjustments pursuant to the applicable accounting rules. If actual demand or market conditions are less favorable than our projections, potentially significant film, television or programming cost write-downs may be required.

     MUSIC ADVANCES TO ARTISTS -- For established artists, Vivendi Universal capitalizes advances and direct costs associated with the creation of record masters and expenses these costs as the related royalties are earned or when the amounts are determined to be unrecoverable. An established recording artist is an artist who's past performance and current popularity provides a sound basis for estimating the recoverability of the advance. Advances to artists who are not established are expensed as incurred. Estimates of recoverability can change based on the current popularity of the artist based on sales through the reporting period. If it appears that a portion of the advance is not recoverable from royalties to be earned by the artist, a provision is made in the period that a loss becomes apparent.

     FINANCIAL INSTRUMENTS -- Vivendi Universal uses various techniques designed to manage risk and costs associated with its financing. Vivendi Universal commonly uses exchangeable debt, which represents long-term debt exchangeable for common stock of another publicly traded company or Vivendi Universal itself. Generally, the bondholder may choose to receive either cash or the underlying security at settlement. Should the underlying security decline in value, this may result in the recording of an allowance related to the valuation of the security by Vivendi Universal and could result in the bondholder electing to receive cash at settlement. In addition, Vivendi Universal uses various derivative financial instruments to hedge exposure to fluctuations in interest rates, currency exchange rates and investments in debt and equity securities.

     RECEIVABLES FROM EQUITY AFFILIATES -- Vivendi Universal holds minority interest receivables in companies having operations or technology in areas within or adjacent to its strategic focus. Some of these companies are publicly traded and their share prices are highly volatile while some of these companies are non-publicly traded and their value is difficult to determine. Vivendi Universal records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary, and records an allowance for receivables if recoverability is uncertain. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments or receivables, thereby possibly requiring an impairment charge in the future.

     DEFERRED TAX ASSETS -- Vivendi Universal records deferred tax assets in the amount that it believes is more likely than not to be realized. While we have future taxable income and ongoing prudent and feasible tax planning strategies, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should Vivendi Universal determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

     CONTINGENCIES -- Vivendi Universal records liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators. Further information on commitments and contingencies is included in Note 11 to the Consolidated Financial Statements.

                             RESULTS OF OPERATIONS

EARNINGS SUMMARY

                                                      YEARS ENDED DECEMBER 31,
                                        ----------------------------------------------------
                                                    ACTUAL                  PRO FORMA(3)
                                        ------------------------------   -------------------
                                        2002(1)      2001     2000(2)      2002       2001
                                        --------   --------   --------   --------   --------
                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES..............................  E 58,150   E 57,360   E 41,580   E 28,729   E 27,733
OPERATING INCOME......................     3,788      3,795      1,823      2,037      2,113
Financial expenses, net...............    (1,333)    (1,455)    (1,288)      (624)      (724)
Financial provisions..................    (2,895)      (482)      (196)    (2,786)      (410)
Other income (expense)................      (514)         9        722       (658)        26
                                        --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE EXCEPTIONAL
  ITEMS, INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST...................      (954)     1,867      1,061     (2,031)     1,005
Exceptional items, net................     1,049      2,365      3,812        561      2,328
Income tax expense....................    (2,556)    (1,579)    (1,009)    (2,319)    (1,043)
                                        --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST...................    (2,461)     2,653      3,864     (3,789)     2,290
Equity in earnings of disposed
  businesses(1).......................        17         --         --         --         --
Equity in losses of unconsolidated
  companies...........................      (294)      (453)      (306)      (266)      (802)
Goodwill amortization.................    (1,277)    (1,688)      (634)    (1,040)    (1,438)
Goodwill impairment...................   (18,442)   (13,515)        --    (18,442)   (12,519)
                                        --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE MINORITY
  INTEREST............................   (22,457)   (13,003)     2,924    (23,537)   (12,469)
Minority interest.....................      (844)      (594)      (625)      (571)      (759)
                                        --------   --------   --------   --------   --------
NET INCOME (LOSS).....................  E(23,301)  E(13,597)  E  2,299   E(24,108)  E(13,228)
                                        ========   ========   ========   ========   ========
EARNINGS (LOSS) PER SHARE
  Basic...............................  E (21.43)  E (13.53)  E   3.63   E (22.17)  E (12.81)
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING(4)
  Basic...............................   1,087.4    1,004.8      633.8        n/a        n/a
Net cash provided by operating
  activities..........................  E  4,670   E  4,500   E  2,514        n/a        n/a
Net cash provided by (used for)
  investing activities................       405      4,340     (1,481)       n/a        n/a
Net cash used for financing
  activities..........................    (3,792)    (7,469)      (631)       n/a        n/a

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of disposed businesses". Disposed businesses include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the disposal of which was completed in February 2003) and Comareg (the disposal of which is pending).

(2) Reflects changes in accounting principles and financial statement presentation adopted in 2001, as discussed in "Comparability -- Changes in Accounting Principles and Financial Statement Presentation".

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Excludes treasury shares recorded as a reduction of shareholders' equity.

COMPARISON OF 2002 VERSUS 2001

     Where indicated, the following comparison of 2002 versus 2001 discusses results of operations on both an actual basis and a pro forma basis. Pro forma results of operations reflects the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, disposition of certain interests in Vivendi Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. See
Note 2 to the Consolidated Financial Statements for further information on pro forma results of operations.

REVENUES

     ACTUAL -- Total revenues increased 1% (3% on a constant currency basis) from E57.4 billion in 2001 to E58.1 billion in 2002, primarily reflecting the acquisition in May 2002 of USA Networks' entertainment assets, partially offset by the fact that revenues generated by Vivendi Universal Publishing operations sold in 2002 are not included in 2002 revenues whereas they are included in 2001 revenues. See the discussion in "-- Comparability".

     PRO FORMA -- On a pro forma basis, revenues increased 4% (6% on a constant currency basis) from E27.7 billion in 2001 to E28.7 billion in 2002, with Cegetel Group leading revenue increases in all our operating segments other than Universal Music Group.

     For an analysis of revenues by business segment, see "-- Business Segment Results".

OPERATING INCOME

     ACTUAL -- Total operating income was unchanged at E3.8 billion in 2002 compared to 2001 as increases in cost of revenues and other operating expenses were offset by a decline in selling, general and administrative expenses.

     PRO FORMA -- On a pro forma basis, operating income declined 4% (1% on a constant currency basis) from E2.1 billion to E2.0 billion as increases in cost of revenues and other operating expenses were partially offset by a decline in selling, general and administrative expenses. Operating income in our six core operating segments increased 18% (21% on a constant currency basis) from E2.7 billion to E3.2 billion, primarily reflecting strength at Cegetel Group and reduced losses at Canal+ Group. However, operating losses incurred by other businesses, including holding and corporate, at E1.1 billion, more than offset the overall improvement in our core businesses.

     For an analysis of operating income (loss) by business segment, see "-- Business Segment Results".

FINANCIAL EXPENSES, NET

     In 2002, net financial expenses amounted to E1.3 billion, a decline of 8% compared to 2001. The sales of Houghton Mifflin, the majority of Vivendi Universal Publishing's other operations, our investment in EchoStar and a portion of our interest in Vivendi Environnement at the end of the year significantly reduced our debt level. However, the first half of the year included the cost of financing the acquisition of the entertainment assets of USA Networks and EchoStar. The average cost of debt in 2002 was 4.1% (excluding Vivendi Environnement) compared to 4.0% in 2001. Of the total financing costs in 2002, E683 million pertained to Vivendi Environnement, which was deconsolidated at the end of the year.

FINANCIAL PROVISIONS

     Financial provisions increased significantly in 2002 to E2.9 billion from E482 million in 2001, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other-than-temporary declines. The most significant provisions related to: the investment in Elektrim Telecommunikacja (E609 million); the USAi warrants (E454 million); interest rate swaps (E261 million); Vivendi Universal call option premium (E226 million); investments in UGC and UGC Cine Cite (E220 million); investments in international telecoms operations (E175 million); and the investment in DuPont shares (E173 million). For additional details, see Note 10 to the Consolidated Financial Statements.

OTHER INCOME (EXPENSE)

     Other income (expense) is principally comprised of capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Other expense of E514 million was incurred in 2002 compared to other income earned of E9 million in 2001. In 2002, other expense was primarily comprised of expenses of E589 million related to the buy-back of Vivendi Universal puts and E193 million in fees related to the renegotiation of credit facilities resulting from the liquidity crisis, partially offset by capital gains of E255 million (primarily related to the sale of Vinci shares and disposals by Vivendi Environnement), E58 million in dividends from unconsolidated companies and foreign exchange gains of E24 million. In 2001, other income was primarily comprised of capital gains of E143 million, principally related to the sale of Sante Luxembourg and St. Gobain shares, foreign exchange gains of E51 million, dividends from unconsolidated companies of E13 million and E71 million premium expense on the buy-back of Vivendi Universal puts.

EXCEPTIONAL ITEMS, NET

     As discussed above under "-- Comparability -- Changes in Accounting Principles and Financial Statement Presentation", the definition of exceptional items was restricted in 2001 to include only material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. In 2002, net exceptional income totaled E1 billion, the principal components of which were capital gains on the disposal of and/or dilution of our interest in other companies, including: E1.6 billion for BSkyB; E1.4 billion for Vivendi Environnement; E329 million for Vivendi Universal Publishing's European publishing operations; E172 million for Canal Digital and E90 million for Vizzavi Europe. Partially offsetting these gains were capital losses on the disposals of Houghton Mifflin (E822 million), EchoStar (E674 million), Vivendi Universal Publishing's business-to-business and health divisions (E298 million) and Sithe (E232 million), and a E360 million provision related to the anticipated sale of Telepiu.

     Net exceptional income in 2001 totaled E2.4 billion, the principal components of which were capital gains on the disposal of and/or dilution of our interest in other companies, including: E1 billion on the BSkyB transactions, E712 million on the disposition of AOL France, E151 million on the sale of Eurosport, E116 million on the sale of a 9.3% interest in Vivendi Environnement (net of E10 million in fees), E125 million on the sale of Havas Advertising and E121 million on the Dalkia/EDF transactions.

INCOME TAXES

     In 2002, income tax expense totaled E2.6 billion, an increase of 62% over the prior year. Of the total, approximately E1.1 billion related to recurring operations, including E544 million for Cegetel Group, and E1.0 billion related to exceptional items (mainly the use of deferred tax), which did not generate any cash outflow. Cegetel Group and Maroc Telecom are not part of our consolidated tax group, which has the effect that losses elsewhere in the group are not available to offset profits taxable at those entities. As a result, excluding exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in 2002 was 84% compared to 40.8% in 2001.

EQUITY IN EARNINGS OF DISPOSED BUSINESSES

     Equity in earnings of disposed businesses was E17 million in 2002. Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the disposal of which was completed in February 2003) and Comareg (the disposal of which is pending).

EQUITY IN LOSSES OF UNCONSOLIDATED COMPANIES

     In 2002, equity in losses of unconsolidated companies decreased 35% to E294 million primarily due to decreased losses from Internet affiliates and Canal+ Group. Partially offsetting these improvements was the loss of equity income following the May 2002 acquisition and consolidation of the entertainment assets of USA Networks, which had previously been accounted for using the equity method and increased losses at international telecoms affiliates.

GOODWILL AMORTIZATION

     In 2002, recurring goodwill amortization declined 24% to E1.3 billion, primarily due to the impact of goodwill impairment charges taken in prior periods.

GOODWILL IMPAIRMENT

     In view of the continued deterioration of the economy in 2002 and the resulting decline in the value of some media and telecommunications assets, combined with the impact of the future increased cost of capital to the group as a result of liquidity issues, E18.4 billion of goodwill was written down in 2002, including E11 billion recorded as of June 30, 2002.

     This exceptional goodwill impairment is broken down as follows:

     -  E5.3 billion for Universal Music Group;

     -  E6.5 billion for Vivendi Universal Entertainment;

     -  E5.4 billion for Canal+ Group; and

     -  E1.2 billion for international telecoms and internet assets.

     As previously permitted under French GAAP, a portion of the goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders' equity, in proportion to the amount of the related purchase price paid in shares. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, as adjusted for accumulated goodwill amortization recorded since the acquisition. However, the impairment charge does not reflect any proportional "theoretical" impairment of goodwill originally recorded as a reduction of shareholders' equity. The "theoretical" goodwill impairment for 2002 amounts to E0.7 billion.

     For further discussion of goodwill impairment, see Note 3 to the Consolidated Financial Statements.

MINORITY INTEREST

     In 2002, minority interest expense increased 42% to E844 million, primarily due to the May 2002 acquisition of the entertainment assets of USA Networks, the dilution of our interest in Vivendi Environnement and improved profitability at Cegetel Group.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

     A net loss of E23.3 billion or E21.43 per share (basic and diluted) was incurred in 2002, compared with a net loss of E13.6 billion or E13.53 per share (basic and diluted) in 2001.

COMPARISON OF 2001 VERSUS 2000

REVENUES

     Total revenues increased 38% to E57.4 billion in 2001, primarily due to the inclusion of a full twelve-month results of the acquired Seagram's operations in 2001 (compared to twenty-three days in 2000) and the impact of the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com.

     For a detailed analysis of revenues by business segment, see "-- Business Segment Results".

OPERATING INCOME

     In 2001, total operating income more than doubled to E3.8 billion, principally due to the inclusion of a full twelve-month results of the acquired Seagram's operations in 2001 and the 2001 acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, as discussed above.

     For a detailed analysis of operating income by business segment, see "-- Business Segment Results".

FINANCIAL EXPENSES, NET

     In 2001, net financial expenses at E1.5 billion, increased E167 million or 13%, as a higher average level of debt associated with our acquisitions was partially offset by a lower average cost of debt of 4.02% compared to 5.15% in 2000.

FINANCIAL PROVISIONS

     Financial provisions increased 146% in 2001 to E482 million, primarily due to non-cash charges required to reduce the carrying value of certain publicly traded and privately held investments that experienced other than temporary declines.

OTHER INCOME (EXPENSE)

     Other income (expense) is principally comprised of capital gains on the sale of portfolio investments, foreign exchange gains or losses and dividends from unconsolidated companies. Other income declined E713 million in 2001 to E9 million, primarily due to reduced capital gains on the sale of portfolio investments. In 2001, capital gains were E143 million, primarily related to the sale of Sante Luxembourg and St. Gobain shares. In 2000, capital gains were E702 million, primarily related to the sale of Alcatel shares and treasury stock. Other income in 2001 also included E51 million of foreign exchange gains, E13 million of dividends from unconsolidated companies and E71 million premium expense on the buy-back of Vivendi Universal puts.

EXCEPTIONAL ITEMS, NET

     In 2001, net exceptional income totaled E2.4 billion, the principal components of which were capital gains on the disposal of and/or dilution of our interest in other companies, including: E1 billion on the BSkyB transactions, E712 million on the disposition of AOL France, E151 million on the sale of Eurosport, E116 million on the sale of 9.3% interest in Vivendi Environnement (net of E10 million in fees), E125 million on the sale of Havas Advertising and E121 million on the Dalkia/EDF transactions.

     Net exceptional income in 2000 totaled E3.8 billion, the principal components of which were gains of: E780 million on the dilution of our interest in Vivendi Environnement due to its IPO (initial public offering), E735 million in the Dalkia/EDF transactions, E534 million and E473 million on the dilution of our interests in Vinci and BSkyB, respectively, E408 million on the Lagardere/CanalSatellite/MultiThematiques alliance, E372 million on the dilution of our interest in Sithe and sale of the GPU power plants and E178 million on the dilution of our interest in Havas Advertising.

INCOME TAXES

     In 2001, our income and deferred tax provision increased 56% to E1.6 billion, primarily due to the inclusion of full twelve-month results of the acquired Seagram operations in 2001 (compared to twenty-three days in 2000). Excluding exceptional items, goodwill amortization, equity losses and minority interest, Vivendi Universal's effective tax rate in 2001 was 40.8%.

EQUITY IN LOSSES OF UNCONSOLIDATED COMPANIES

     In 2001, equity in losses of unconsolidated companies increased 48% to E453 million, primarily due to increased losses from Internet affiliates, principally Vizzavi and Scoot.com, which increased 200% to E291 million. Losses at Canal+ Group's affiliates more than doubled to E236 million, primarily due to the poor performance of operations in Poland. Partially offsetting these increases was the disposal of BSkyB, which reduced equity losses by E119 million year-on-year. In 2001, equity earnings of USA Networks also had a positive impact of E141 million.

GOODWILL AMORTIZATION

     In 2001, recurring goodwill amortization increased to almost E1.7 billion, primarily due to the inclusion of a full twelve-months of goodwill amortization related to the merger with Seagram and Canal+.

GOODWILL IMPAIRMENT

     Our 2001 annual review for impairment of the carrying value of long-lived assets resulted in a non-recurring, non-cash charge of E13.5 billion. This charge is comprised of the following:

     -  E3.1 billion for Universal Music Group;

     -  E1.3 billion for Universal Studios Group;

     -  E6.0 billion for Canal+ Group;

     -  E1.6 billion for international telecoms and internet assets;

     - E0.9 billion for Vivendi Environnement (including E0.3 billion minority interest); and

     -  E0.6 billion for equity investments.

MINORITY INTEREST

     In 2001, minority interest, at E594 million, decreased 5%. The merger with Seagram and acquisition of an interest in Maroc Telecom increased minority interest by approximately E174 million, and improved profitability at Cegetel Group increased minority interest by approximately E247 million. Offsetting these increases were reductions of approximately E459 million related to our environmental services businesses (including E0.3 billion related to the goodwill impairment charge) and E106 million related to the disposal of non-core businesses.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

     A net loss of E13.6 billion or E13.53 per share (basic and diluted) was incurred in 2001, compared with net income earned of E2.3 billion or E3.63 per basic share in 2000.

                            BUSINESS SEGMENT RESULTS

                                                         YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------
                                                        ACTUAL                 PRO FORMA(3)
                                            ------------------------------   -----------------
                                            2002(1)     2001      2000(2)     2002      2001
                                            --------   -------   ---------   -------   -------
                                                              (IN MILLIONS)
REVENUES
     Cegetel Group........................  E 7,067    E 6,384   E  5,129    E 7,067   E 6,384
     Universal Music Group................    6,276      6,560        495      6,276     6,560
     Vivendi Universal Entertainment......    6,270      4,938        194      6,978     6,874
     Canal+ Group.........................    4,833      4,563      4,054      4,742     4,563
     Maroc Telecom........................    1,487      1,013         --      1,487     1,351
     Vivendi Universal Games(4)...........      794        657        572        794       657
                                            -------    -------   --------    -------   -------
                                             26,727     24,115     10,444     27,344    26,389
     Other(5)(7)..........................    1,385      1,289      2,667      1,385     1,344
                                            -------    -------   --------    -------   -------
     Total Vivendi Universal (excluding
       businesses sold in 2002)...........   28,112     25,404     13,111     28,729    27,733
     Vivendi Environnement................   30,038     29,094     26,294         --        --
                                            -------    -------   --------    -------   -------
                                             58,150     54,498     39,405     28,729    27,733
     VUP assets sold during 2002(6)(7)....       --      2,862      2,175         --        --
                                            -------    -------   --------    -------   -------
                                             58,150     57,360     41,580     28,729    27,733
                                            =======    =======   ========    =======   =======
OPERATING INCOME (LOSS)
     Cegetel Group........................    1,449        928        453      1,449       928
     Universal Music Group................      556        719         86        556       719
     Vivendi Universal Entertainment......      816        300        (13)       946       928
     Canal+ Group.........................     (325)      (374)      (341)      (295)     (374)
     Maroc Telecom........................      468        387         --        468       475
     Vivendi Universal Games(4)...........       63         18        (41)        63        18
                                            -------    -------   --------    -------   -------
                                              3,027      1,978        144      3,187     2,694
     Holding & Corporate..................     (665)      (326)      (212)      (665)     (326)
     Other(5)(7)..........................     (485)      (244)       192       (485)     (255)
                                            -------    -------   --------    -------   -------
     Total Vivendi Universal (excluding
       businesses sold in 2002)...........    1,877      1,408        124      2,037     2,113
     Vivendi Environnement................    1,911      1,964      1,589         --        --
                                            -------    -------   --------    -------   -------
                                              3,788      3,372      1,713      2,037     2,113
     VUP assets sold during 2002(6)(7)....       --        423        110         --        --
                                            -------    -------   --------    -------   -------
                                            E 3,788    E 3,795   E  1,823    E 2,037   E 2,113
                                            =======    =======   ========    =======   =======

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses". Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the disposal of which was completed in February 2003) and Comareg (the disposal of which is pending completion).

(2) Reflects changes in accounting principles and financial statements presentation adopted in 2001, as discussed in "Comparability -- Changes in Accounting Principles and Financial Statement Presentation".

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Formerly part of Vivendi Universal Publishing. Includes Kids Activities e.g. Adi/Adibou in France and Jumpstart in the United States.

(5) Principally comprised of Vivendi Telecoms International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and Vivendi Universal Publishing assets not sold during 2002 (Consumer Press Division, Comareg and the Brazilian operations -- Atica & Scipione)

(6) Comprised of Vivendi Universal Publishing's European publishing assets (excluding those described in note 5 above) and Houghton Mifflin sold in December 2002 and Vivendi Universal Publishing's Business to Business and Health divisions sold in June 2002.

(7) The presentation of "Other" and "Vivendi Universal Publishing assets sold in 2002" differs from the disclosure in our Business Segment Data in Note 12.2 to the Consolidated Financial Statements. In Note 12.2, "Publishing excluding Games" includes both assets sold and assets retained. In the table above, publishing assets sold are reflected as a separate line item.

                                 CEGETEL GROUP

                                                          YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                          ACTUAL               PRO FORMA
                                                 ------------------------   ---------------
                                                  2002     2001     2000     2002     2001
                                                 ------   ------   ------   ------   ------
                                                               (IN MILLIONS)
REVENUES
  Mobile.......................................  E6,146   E5,606   E4,626   E6,146   E5,606
  Fixed and Other..............................     921      778      503      921      778
                                                 ------   ------   ------   ------   ------
     Cegetel Group.............................   7,067    6,384    5,129    7,067    6,384
                                                 ======   ======   ======   ======   ======
OPERATING INCOME (LOSS)
  Mobile.......................................   1,552    1,107      630    1,552    1,107
  Fixed and Other..............................    (103)    (179)    (177)    (103)    (179)
                                                 ------   ------   ------   ------   ------
     Cegetel Group.............................  E1,449   E  928   E  453   E1,449   E  928
                                                 ======   ======   ======   ======   ======

2002 VERSUS 2001

     In 2002, Cegetel Group's revenues increased 11% to E7.1 billion and operating income increased 56% to E1.4 billion. The improved results reflect strong performances at both our mobile and fixed telephony divisions.

Mobile:

     In 2002, despite a slowdown in overall market growth, SFR's revenues increased 10% to E6.1 billion. This revenue growth was driven primarily by growth in the number of customers, which increased 8% to 13.55 million (13.18 million customers excluding SRR, SFR's subsidiary in La Reunion, an overseas department of France). The number of prepaid customers increased 2% to 6.36 million, while the number of postpaid customers increased 13% to 7.19 million. Average revenue per user (ARPU) from prepaid customers increased 13% to E22.2 while ARPU from postpaid customers increased slightly to E58.3.

In 2002, SFR's operating income increased 40% to E1.55 billion. The improvement in operating margin reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 5% year-on-year.

Fixed and Other:

     In 2002, revenue generated by Cegetel Group's fixed telephony and other services grew 18% to E921 million, primarily due to the introduction of customer pre-selection for local calls on January 1, 2002 and an increase in subscribers. Total voice traffic increased 58% year-on-year, while data and Internet traffic revenues increased 11%.

     Cegetel Group's fixed telephony and other services operating losses declined 43% year-on-year to E103 million primarily due to increased revenues and continued cost control measures.

2001 VERSUS 2000

     In 2001, Cegetel Group's revenues increased 24% to E6.4 billion and operating income more than doubled to E928 million. The significantly improved results reflect the strong performance of both mobile and fixed telephony divisions.

Mobile:

     In 2001, SFR's revenues increased 21% to E5.6 billion. SFR's revenue growth was driven primarily by growth in the number of customers, which increased 24% to 12.6 million customers (12.2 million customers excluding SRR, SFR's subsidiary in La Reunion). The number of prepaid customers increased 44% to 6.2 million, while the number of postpaid customers increased 9% to 6.4 million. ARPU from prepaid customers increased 4% to E19.7 while ARPU from postpaid customers increased 1% to E58.

     In 2001, SFR's operating income increased 76% to E1.1 billion. The improvement in operating margin reflects the effect of economies of scale, as fixed costs are being spread over a larger revenue base, and reduced customer acquisition costs, which declined 23% year-on-year.

Fixed and Other:

     In 2001, revenue generated by Cegetel Group's fixed telephony and other services grew 55% to E778 million, primarily due to an increase in the number of subscribers. Total voice traffic increased 36% year-on-year, while data and Internet traffic revenues increased 49%.

     Cegetel Group's fixed telephony and other services operating losses increased 1% year-on-year to E179 million primarily due to start-up costs on new business.

                             UNIVERSAL MUSIC GROUP

                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                           ACTUAL                PRO FORMA
                                                  -------------------------   ---------------
                                                   2002     2001    2000(1)    2002     2001
                                                  ------   ------   -------   ------   ------
                                                                 (IN MILLIONS)
REVENUES
     North America..............................  E2,772   E2,921    E179     E2,772   E2,921
     Europe.....................................   2,588    2,655     229      2,588    2,655
     Far East...................................     588      671      60        588      671
     ANZ/Africa.................................     139      137      10        139      137
     Latin America..............................     190      176      17        190      176
                                                  ------   ------    ----     ------   ------
       Universal Music Group....................   6,276    6,560     495      6,276    6,560
OPERATING INCOME
       Universal Music Group....................  E  556   E  719    E 86     E  556   E  719
                                                  ======   ======    ====     ======   ======

---------------

(1) Includes twenty-three days of Universal Music Group's operations since the completion of the merger on December 8, 2000.

2002 VERSUS 2001

     The year 2002 was challenging for the music industry due to the combined effects of a downturn in the global economy, CD-R piracy and illegal downloading of music from the Internet and growing competition for consumer discretionary spending and shelf space at retail outlets. Worldwide music sales were down as the music market witnessed an estimated global market decline of 9.5%. Double-digit declines were experienced in the US, Japan and Germany, with only France of the world's five major music markets reporting growth.

     While UMG outperformed the market, increasing its global market share, revenue declined 4% to E6.3 billion due to the unfavorable market conditions and adverse currency movements, particularly the strengthening of the euro versus the dollar, and higher returns reserves. In constant currency, revenues declined 1%. In 2002, North American revenues were down 4% year-on-year due to the strengthening of the euro. On a constant currency basis, revenues were up 1% despite weak music market conditions, with sales in the overall music market estimated to have declined 10.6%. In Europe, where music sales are estimated to have declined 5.8%, UMG revenues were down 3% versus 2001, with solid growth in France more than offset by declines in UMG's European Music Club operations and in Germany. In Asia, where the music market is estimated to have declined an estimated 13.4%, UMG revenues were down 13% due to adverse currency movements, higher returns reserves and discounts. In constant currency, revenues were down 6%. Sales in the music market in ANZ/Africa were down an estimated 6.4% in 2002 after growing 5.9% last year. However, UMG revenues increased by 1% (5% in constant currency) due a strong performance in South Africa. The Latin American music market contracted an estimated 8.2% in 2002. In this market, UMG revenues were down 13% due to adverse currency movements. In constant currency, revenues rose 4% with all key Latin America markets reporting growth.

     In 2002, operating income at UMG declined 23% (19% in constant currency) to E556 million reflecting reduced margins on lower levels of activity and higher Artist and Repertoire (A&R) development costs and royalty costs, which were partly offset by reductions in overhead and marketing costs and gains on the sale of its share of MTV Asia, real estate and other assets.

     UMG continues to focus on strengthening its worldwide leadership position and believes that it has a strong 2003 release schedule. However, the worldwide music market is expected to further decline in 2003. In this challenging environment, UMG expects revenues to remain steady or show a slight decline at constant exchange rates as it aims to continue to win market share. Despite continued focus on cost control, operating margin is expected to decline.

2001 VERSUS 2000

     As 2000 results only include twenty-three days of UMG operations since the completion of the merger on December 8, 2000, a comparison between 2001 and 2000 results is not meaningful.

                        VIVENDI UNIVERSAL ENTERTAINMENT

                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                           ACTUAL                PRO FORMA
                                                  -------------------------   ---------------
                                                   2002     2001    2000(1)    2002     2001
                                                  ------   ------   -------   ------   ------
                                                                 (IN MILLIONS)
REVENUES
  Universal Pictures Group......................  E3,877   E3,615             E3,927   E3,803
  Universal Television Group....................   1,522      333              2,199    2,134
  Universal Parks & Resorts and Other(2)........     871      990                852      937
                                                  ------   ------    ----     ------   ------
     Vivendi Universal Entertainment............   6,270    4,938     194      6,978    6,874
OPERATING INCOME (LOSS)
  Universal Pictures Group......................     662      376                648      365
  Universal Television Group....................     430       11                573      649
  Universal Parks & Resorts and Other(2)........    (276)     (87)              (275)     (86)
                                                  ------   ------    ----     ------   ------
     Vivendi Universal Entertainment............  E  816   E  300    E(13)    E  946   E  928
                                                  ======   ======    ====     ======   ======

---------------

(1) Includes twenty-three days of VUE (formerly USG) operations since the completion of the merger on December 8, 2000.

(2) Other includes primarily Spencer Gifts and Universal Operations Group.

2002 VERSUS 2001

     Vivendi Universal Entertainment (VUE) revenues in 2002 increased 27% to E6.3 billion principally due to the acquisition of the entertainment assets of USA Networks in May 2002. On a pro forma basis, VUE revenues increased 2% (5% on a constant currency basis) to E7 billion, driven by increased revenues of Universal Pictures and Universal Television, which were partially offset by lower revenues at Universal Parks & Resorts and Other.

     VUE operating income reached E816 million, up 172% on an actual basis. On a pro forma basis, VUE's operating income increased 2% (6% on a constant currency basis) to E946 million, primarily as a result of strong video sales at Universal Pictures, partially offset by lower results at Universal Television, Universal Parks & Resorts and Other.

     Full year highlights by business segment, on a pro forma basis, include:

Universal Pictures:

     Universal Pictures' revenues were E3.9 billion, an increase of 3% versus the prior year (7% increase on a constant currency basis). The studio benefited from strong performance in home video and television, driven by prior years' theatrical releases, which included such titles as The Mummy, The Mummy Returns, The Fast and the Furious, and American Pie 2.

     Operating income increased 78% (85% on a constant currency basis) versus the prior year to E648 million. Results were driven by strong video performance combined with lower film amortization expense as a result of a less robust 2002 film slate. The 2003 film slate includes several major releases, including Bruce Almighty, The Hulk, The Fast and The Furious 2, Dr. Seuss' Cat in the Hat and Peter Pan. The commercial success of these films will be a particularly important factor for results in 2003.

Universal Television:

     Universal Television revenues were E2.2 billion, an increase of 3% from the prior year (6% increase on a constant currency basis). Universal Television Production's revenues increased 15%, to E1 billion, due to increased license fees for continuing series, such as the Law & Order franchise and Just Shoot

Me, and the success of new series, such as American Dreams. These results were partially offset by lower advertising revenues at Universal Television Networks as a result of the weak advertising market.

     Operating income decreased 12% from the prior year (down 9% on a constant currency basis) due to weakness in the advertising market in addition to higher programming costs from investments in new original programming at Universal Television Networks.

Universal Parks & Resorts and Other:

     The Universal Parks & Resorts and Other segment revenues were E852 million, down 9% versus the prior year (down 5% on a constant currency basis). Universal Parks & Resorts revenues, which represent roughly half of the segment's revenues, were down 11% on a constant currency basis as a result of lower management fees from theme park joint ventures and lower land sales. Lower theme park management fees reflect in part continued reduced travel and park visits following the September 11 terrorist attacks. Spencer Gifts' revenues were down 3% as a result of lower holiday sales.

     Operating income decreased 220% versus the prior year (down 238% on a constant currency basis). Lower management fees from theme park joint ventures, reduced land sales and lower holiday sales at Spencer Gifts contributed to the decline, but the primary driver was a E107 million charge taken at Spencer Gifts. The write down effectively reduces the asset value of this non-core asset to its current market value.

2001 VERSUS 2000

     As 2000 results only include twenty-three days of VUE operations since the completion of the merger of Vivendi, Seagram and Canal+ on December 8, 2000, a comparison between 2001 and 2000 results is not meaningful.

                                  CANAL+ GROUP

                                                          YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                          ACTUAL               PRO FORMA
                                                 ------------------------   ---------------
                                                  2002     2001     2000     2002     2001
                                                 ------   ------   ------   ------   ------
                                                               (IN MILLIONS)
REVENUES
  Pay-TV -- France.............................  E2,652   E2,530   E2,427   E2,652   E2,530
  Film -- StudioCanal..........................     455      429      328      455      429
  Other........................................   1,726    1,604    1,299    1,635    1,604
                                                 ------   ------   ------   ------   ------
     Canal+ Group..............................   4,833    4,563    4,054    4,742    4,563
                                                 ======   ======   ======   ======   ======
OPERATING INCOME (LOSS)
  Pay-TV -- France.............................     182      182      154      182      182
  Film -- StudioCanal..........................     (91)    (162)      22      (91)    (162)
  Other........................................    (416)    (394)    (517)    (386)    (394)
                                                 ------   ------   ------   ------   ------
     Canal+ Group..............................  E (325)  E (374)  E (341)  E (295)  E (374)
                                                 ======   ======   ======   ======   ======

2002 VERSUS 2001

     At Canal+ Group, revenues increased 6% to E4.8 billion and operating losses declined by 13% to E325 million. On a pro forma basis, which excludes the results of Universal Studios international television networks (now reported by VUE), Canal+ Group reported 4% revenue growth to E4.7 billion and a 21% improvement in operating losses to E295 million.

     Full year highlights by business line, on a pro forma basis adjusted as described above, include:

Pay-TV -- France:

     In 2002, pay-TV revenues in France increased 5% to E2.7 billion on overall subscription growth. At the end of 2002, in total, pay-TV activities in France (Canal+, CanalSatellite and NC Numericable) represented approximately 7 million subscriptions, an increase of 2% over the prior year end. At the French premium channel, Canal+, overall revenues were flat year-on-year as the full year impact of the 2001 fee increase was offset by a decline in subscriptions of 74,000. Canal+ ended the year with 4.5 million subscriptions. The revenue increase in the pay-TV -- France operations was attributable to the solid performance at CanalSatellite, which reached the two million subscription mark in December 2002 (representing a net increase of 224,000 new subscriptions). NC Numericable also performed strongly due to an increase in the number of subscribers to its internet access service.

     In 2002, operating income from pay-TV in France was unchanged at E182 million. The performance improvement in the business units in 2002 was offset by the reversal of a provision in 2001 and a change in the consolidation of Multithematiques in 2002 (100% consolidation of the loss in 2002, compared to equity in 2001).

Film -- StudioCanal:

     In 2002, StudioCanal's revenues were up 6% to E455 million. Revenues from UK operations (Working Title) compensated for lower film library revenues in France and a decline in distribution revenues in Germany.

     In 2002, StudioCanal reduced its operating loss by 44% to E91 million. This loss is primarily attributable to the write-off of films on StudioCanal's balance sheet.

Other:

     Other is primarily non-core activities comprised of international pay-TV, including Telepiu, Canal+ Benelux, Canal+ Nordic, Cyfra+, Canal+ Technologies and Expand, which have been or are in the process of being sold. Other revenues, at E1.6 billion, were stable year-on-year. Revenue growth generated by the international pay-TV business units reflects a 20% increase in international subscriptions but was offset by a revenue decline at Canal+ Technologies (due to the ITV Digital and Winfirst bankruptcies).

     Operating losses improved slightly from E394 million in 2001 to E386 million in 2002. The improvement is primarily due to an approximate E120 million reduction in operating losses at Telepiu reflecting increased revenues attributable to increased subscribers and reduced piracy following the introduction of new encryption technology. The reduced Telepiu losses were partially offset by restructuring costs at the holding company level.

2001 VERSUS 2000

     At Canal+ Group, revenues increased 13% to E4.6 billion, while the operating loss increased 9.7% to E374 million.

Pay-TV -- France

     Revenues increased 4% to E2.5 billion primarily due to the strong performance of CanalSatellite. Total pay-TV France subscriptions at the end of 2001 were 6.8 million, a 2.5% increase compared to 2000, primarily reflecting digital platform growth, which added 224,000 subscriptions, up 14% compared to 2000.

     Operating income increased 18% to E182 million due to the strong performance by CanalSatellite.

Film -- StudioCanal:

     At StudioCanal revenues increased 30% to E429 million reflecting the success of several films produced and/or distributed, including Hannibal and Crimson River in Germany, and Brotherhood of the Wolf, Traffic, What Women Want, Belphegor and Bridget Jones's Diary in France. Video and DVD sales also increased, driven by the success of Scary Movie, Chicken Run, Scream 3, Jamel and Brotherhood of the Wolf.

     An operating loss of E162 million was incurred in 2001 compared to operating income earned of E22 million in 2000, primarily due to higher film amortization on a larger film slate.

Other:

     Other revenues, at E1.6 billion, increased 23%, primarily due to the growth in European Pay-TV activities. Operating losses improved from E517 million in 2000 to E394 million in 2001. These losses were largely driven by Telepiu, which reduced its loss from its 2000 level but still suffered from piracy and increased churn. Canal+ Nordic strongly improved its performance in 2001, reducing its loss to near break-even, due to a significant decrease in churn.

                                 MAROC TELECOM

                                                          YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                          ACTUAL               PRO FORMA
                                                  -----------------------   ---------------
                                                   2002     2001    2000     2002     2001
                                                  ------   ------   -----   ------   ------
                                                                (IN MILLIONS)
REVENUES
  Maroc Telecom.................................  E1,487   E1,013      NA   E1,487   E1,351
OPERATING INCOME
  Maroc Telecom.................................     468      387      NA      468      475

     The actual 2001 results only include nine months of Maroc Telecom's operations since the completion of its acquisition in April 2001. In order to present meaningful comparative information for assessing earnings trends at Maroc Telecom, the following discussion focuses on pro forma results, which include twelve months of operations in both 2002 and 2001.

2002 VERSUS 2001

     In 2002, revenues at Maroc Telecom increased to E1.5 billion in 2002, up 10%. On a constant currency basis, revenues were up by 14%. Revenues grew in both our fixed-line and mobile business, with the substantial increase in the mobile subscriber base accounting for most of the increase. Fixed-line and international revenues represented 62% of 2002 total revenues, with mobile revenue accounting for the remaining 38% on a constant currency basis. At December 31, 2002, Maroc Telecom had over 4.5 million mobile users.

     Operating income decreased 1% (increased 1% on a constant currency basis) to E468 million reflecting the impact of restructuring costs and amortization of the value of the acquired GSM license, both of which were recognized for the first time in 2002. On a like-to-like basis, operating income increased 12% (16% on a constant currency basis) due to the effect of economies of scale as fixed costs are spread over a larger revenue base.

2001 VERSUS 2000

     The 2000 results do not include the operations of Maroc Telecom as it was only acquired in April 2001.

                            VIVENDI UNIVERSAL GAMES

                                                             YEARS ENDED DECEMBER 31,
                                                         --------------------------------
                                                               ACTUAL          PRO FORMA
                                                         ------------------   -----------
                                                         2002   2001   2000   2002   2001
                                                         ----   ----   ----   ----   ----
                                                                  (IN MILLIONS)
REVENUES
  Vivendi Universal Games..............................  E794   E657   E572   E794   E657
OPERATING INCOME (LOSS)
  Vivendi Universal Games..............................    63     18    (41)    63     18

2002 VERSUS 2001

     Revenues increased to E794 million for the year, an increase of 21% over the prior year. On a constant currency basis, revenues were up 25%. Growth was driven by the company's continued strength in the PC games market, as well as its rapidly escalating presence in the console games market.

     Operating income was E63 million for the year, an increase of E45 million, over the prior year. The 2001 operating income included restructuring costs of approximately E37 million. The balance of the increase in 2002 was due to higher gross profit on sales, partially offset by increased marketing and product development costs.

2001 VERSUS 2000

     Revenues increased in 2001 to E657 million, an increase of 15% over the prior year, primarily due to the full year impact of the December 2000 acquisition of Universal Studio's interactive games business as part of the merger of Vivendi, Seagram and Canal+ S.A.

     Operating income in 2001 was E18 million, an improvement over an operating loss of E41 million in 2000. The turnaround reflects the improvement in operating efficiencies following the combination of the two companies. The 2001 operating income includes a restructuring charge of approximately E37 million.

                                OTHER BUSINESSES

     Other businesses principally include:

     - Vivendi Telecom International (VTI) -- Operating income at VTI increased to E44 million in 2002 from E15 million in 2001, primarily reflecting the full consolidation of Monaco Telecom in the second half of 2001 and Kencell (Kenya) in December 2001.

     - Internet -- Operating losses incurred by our Internet businesses improved to E232 million in 2002 from E290 million in 2001. This improvement reflects our ongoing efforts to close unprofitable operations and control costs.

     - Other -- Other principally includes Vivendi Valorisation, the holder of real estate assets which we intend to sell. The operating loss in 2002 amounted to E299 million primarily as a result of increased provisions related to the reduction in rental value of the real estate holdings.

     - Vivendi Universal Publishing assets not sold during 2002 -- Comprised of the Consumer Press division (Groupe Express-Expansion - Groupe l'Etudiant) sold in February 2003, Comareg, the sale of which is pending and the Brazilian operations - Atica & Scipione. These businesses generated operating income of E2 million in 2002.

Vivendi Environnement

     In 2002, total revenues for Vivendi Environnement increased 3% (5% on a constant currency basis) to E30 billion. Revenues from core businesses, at E28.1 billion, increased almost 6% (7% on a constant currency basis), of which 5% resulted from internal growth. The revenue growth was generated by new contracts for municipal and industrial outsourcing services, including several that combined the services of two or more divisions.

     Operating income declined 3% to E1.9 billion. Operating income from core businesses rose 2% (3% on a constant currency basis) in 2002 while the contribution from non-core businesses was down due to disposals made during the year. All core business contributed to operating income growth. In the Water division, the good level of business activity in France, the gradually increasing impact of outsourcing contracts won outside of France and the turnaround of Vivendi Water Systems offset the slowdown in the industrial equipment market in the United States and higher insurance costs. The Waste division benefited from measures taken to improve profitability. In the Energy Services, growth was primarily attributable to the integration of the Italian company SIRAM and developments in Northern and Central Europe. In the Transportation division, new contracts signed in Europe and the United States more than offset the cancellation of the South Central contract in the United Kingdom. FCC's operating income increased principally to its service businesses.

     Vivendi Environnement's published figures may differ than the figures presented in Vivendi Universal's consolidated financial statements, primarily due to the elimination of non-material intercompany transactions. However, Vivendi Universal's definition of operating income differs from Vivendi Environnement's definition of EBIT utilized in their December 31, 2002 accounts, which does not include restructuring charges of E56 million.

Vivendi Universal Publishing Assets Sold in 2002

     Vivendi Universal Publishing assets sold in 2002 include the European publishing operations (excluding those described above) and Houghton Mifflin, both of which were sold in December 2002 and the Business to Business and Health divisions sold in June 2002.

Holding & Corporate

     Holding and corporate expenses doubled year-on-year from E326 million in 2001 to E665 million in 2002. The key drivers of this increase were a E122 million provision for headquarters restructuring, E92 million in pension and benefits charges primarily related to North American employees, a E28 million one-time provision for risk on a vacant lease and a E56 million exceptional insurance charge.

                        LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
Cash flow from operating activities.........................   E4,670    E4,500    E2,514
Cash flow from investing activities.........................      405     4,340    (1,481)
Cash flow from financing activities.........................   (3,792)   (7,469)     (631)
Effect of foreign currency exchange rate changes on cash and
  cash equivalents..........................................    1,287        83         7
                                                              -------   -------   -------
CHANGE IN CASH AND CASH EQUIVALENTS.........................   E2,570    E1,454      E409
                                                              =======   =======   =======

CASH FLOW FROM OPERATING ACTIVITIES

     Cash flow from operating activities totaled E4.7 billion in 2002, an increase of E0.2 billion from 2001 primarily due to improvements in working capital. Excluding Vivendi Environnement, Cegetel Group and Maroc Telecom, cash flow from operations was negative E0.1 billion, including dividends received from Vivendi Environnement and Maroc Telecom of E0.1 billion.

     In 2001, cash flow from operating activities totalled E4.5 billion compared to E2.5 billion in 2000. The significant improvement was primarily due to operating earnings generating incremental cash flow of E1.1 billion and improvements in working capital of E1.5 billion, which was partially offset by E600 million relating to the restructuring costs in connection with the December 2000 merger. In 2000, cash flow from operating activities was E2.5 billion, primarily coming from Cegetel Group, Vivendi Universal Publishing and Vivendi Environnement.

CASH FLOW FROM INVESTING ACTIVITIES

     Cash flow from investing activities was E0.4 billion in 2002 compared to E4.3 billion in 2001. Contributing to cash from investing activities in 2002 were sales for aggregate consideration of E11.0 billion including Vivendi Universal Publishing assets for E3.2 billion, Vivendi Environnement shares for E3.3 billion and EchoStar for E1.0 billion. Offsetting disposal proceeds were net capital expenditures of E4.0 billion and other investing activities of E6.6 billion, including investing activities made by Vivendi Environnement of E2.8 billion and the acquisition of EchoStar for E1.7 billion.

     In 2001 investing activities included the sale of the spirits and wine business for E9.4 billion and the disposal of BSkyB shares for E4.0 billion offset by net capital expenditures of E4.4 billion and the acquisitions of Houghton Mifflin for E2.0 billion and Maroc Telecom for E2.4 billion.

     In 2000 net cash used for investing activities was E1.5 billion, reflecting notably the purchase of treasury shares held as marketable securities for E2.5 billion.

CASH FLOW FROM FINANCING ACTIVITIES

     In 2002, cash flow from financing activities was negative E3.8 billion compared to negative E7.5 billion in 2001. In 2002, the principal components included the repayment of short and long-term debt of E7.9 billion, dividends paid of E1.3 billion, a cash payment to USA Interactive of $1.62 billion, partially offset by the issuance of long-term debt of E2.7 billion, proceeds from the issuance of Vivendi Environnement shares of E1.5 billion, the net proceeds from the sale of treasury shares of E2.9 billion including payments related to Vivendi Universal put options of E0.9 billion.

     In 2001, the principal components included a E5.9 billion repayment of long-term borrowings and other liabilities, a E1.7 billion repayment of short-term borrowings, the purchase of treasury stock for E4.3 billion and cash dividends paid of E1.4 billion, partially offset by E5.2 billion proceeds from the issuance of long-term borrowings and other liabilities and E0.6 billion net proceeds from the issuance of common stock. In 2000, cash flow from financing activities was negative E0.6 billion.

CAPITAL RESOURCES

     In the second half of 2002 we experienced a number of debt rating downgrades. Moody's cut Vivendi Universal's senior debt rating on July 1, 2002 from Baa3 to Ba1, under review for possible further downgrade. Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB-with a negative outlook. On August 14, Moody's lowered the long-term senior unsecured debt rating of Vivendi Universal to B1 and assigned a Ba2 senior implied rating to Vivendi Universal, with this rating under review for possible downgrade, and Standard & Poor's downgraded the long-term senior unsecured debt to B+ and assigned a BB corporate credit rating to Vivendi Universal on credit watch with negative implications. On October 30, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade. On January 3, 2003, Standard & Poor's removed Vivendi Universal's long-term ratings credit watch. Beginning in July of 2002, these downgrades caused us to lose, to a significant extent, access to the capital markets, and, most importantly, to the commercial paper market, historically our main source of funding for working capital needs and triggered default and covenant provisions under some of our debt documents. While our current debt instruments do not contain rating triggers, further downgrades by either Standards & Poor's or Moody's could result in liquidity problems, increase our costs of borrowing, result in our being unable to secure new financing and affect our ability to make payments on outstanding debt instruments and to comply with other existing obligations.

     At December 31, 2002, our consolidated net debt was E12.3 billion compared with E37.1 billion at December 31, 2001. Excluding the net debt of Vivendi Environnement, which, following disposals of a portion of our shareholding interest therein in 2002, was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002, net debt fell by approximately E9.0 billion.

     The principal terms of our credit facilities are described under "Description of Other Indebtedness". Under these facilities, Vivendi Universal and VUE are subject to certain financial covenants which require them to maintain various financial ratios, including:

     - For VUE, maximum ratios of consolidated financial indebtedness to consolidated EBITDA and minimum ratios to consolidated EBITDA to consolidated interest expense under the VUE Bridge Facility;

     - For Vivendi Universal on a consolidated basis, maximum ratios of net financial debt to cash EBITDA, minimum ratios of cash EBITDA to net financing costs and maximum total gross financial debt under each of the Dual Currency Revolving Facility and the CDC IXIS Revolving Facility;

     - For Vivendi Universal on a consolidated basis, maximum ratios of net financial debt to cash EBITDA, minimum ratios of cash EBITDA to net financing costs and maximum total gross financial debt under each of the Multicurrency Revolving Credit Facility and the E850 million Revolving Credit Facility; and

     - For Vivendi Universal on a consolidated basis, maximum ratios of net financial debt to cash EBITDA, minimum ratios of cash EBITDA to net financing costs and maximum total gross financial debt under the Societe Generale Revolving Credit Facilities.

     Vivendi Universal believes that Vivendi Universal and VUE are each in compliance with each of their respective financial covenants as of December 31, 2002.

                           SIMPLIFIED GROUP OVERVIEW

     The following diagram is a schematic simplification of our current group structure. The entities shown (other than Vivendi Universal) are in most cases not legal entities. The financial information in the following diagram is based on French GAAP and on our pro forma financial statements as at and for the year ended December 31, 2002. It excludes Vivendi Environnement and the publishing businesses sold in 2002 and has been further adjusted for the pro forma effects of the E2.7 billion of cash used at Vivendi Universal S.A. and E1.3 billion of debt incurred by SIT to finance the acquisition of BT Group's 26% shareholding in Cegetel Group for E4 billion in January 2003. The Refinancing Plan discussed below would not affect the net debt numbers shown in the diagram below.

                  (SUMMARY CORPORATE AND FINANCING STRUCTURE)
---------------

(1) The entities shaded in gray participate in Vivendi Universal's daily cash pooling, and their cash is fully available to Vivendi Universal, subject to the limitation with respect to VUE described in Note 2.

(2) VUE is party to a $1.62 billion credit facility that prohibits dividends and otherwise limits the net balance of loans between VUE and Vivendi Universal. In connection with the Refinancing Plan, the limitation on the net balance of loans is expected to increase from $200 million to $500 million.

(3) Pro forma for the Refinancing Plan, approximately E5.5 billion of drawn and undrawn credit facilities are secured by certain assets of, and guaranteed by, Vivendi Universal and certain of its direct and indirect subsidiaries.

     Our cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:

     - Dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from our subsidiaries are restricted under certain agreements. For example, VUE's $1.62 billion credit facility currently prohibits dividends and otherwise limits the net balance of loans between VUE and Vivendi Universal to an aggregate of $200 million outstanding at any one time. In connection with the Refinancing Plan, the limitation on the net balance of loans is expected to increase from $200 million to $500 million.

     - Many of our subsidiaries who are less than wholly owned are unable to pool their cash with us and must pay a portion of any dividends to other shareholders. These subsidiaries include Cegetel Group and Maroc Telecom. In 2002, Cegetel Group did not pay a dividend and Maroc Telecom paid a dividend of E19 million to Vivendi Universal.

     - In addition, the ability of our subsidiaries to make certain distributions also may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under company law (including the French Civil Code (code civil ) and the French Commercial Code (code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution.

     As described under "The Refinancing Plan" above, following completion of the Refinancing Plan, we expect pro forma funds available to Vivendi Universal to be E2.8 billion. While the Refinancing Plan will reduce our expected use of funds in the near to medium term, we will continue to be heavily indebted, with approximately E4.6 billion in debt scheduled to mature at the holding level over the period from April 1, 2003 to December 31, 2004. We expect net cash inflow available at Vivendi Universal, before any asset disposals, to be negative in 2003. We also have numerous contingent liabilities that could potentially result in significant cash outflows over this period. Accordingly, Vivendi Universal's ability to meet its obligations will depend primarily upon the success of our asset disposal program, which is described under "Business -- Our Strategy."

     We believe that the Refinancing Plan will give us substantial flexibility in connection with the execution of our asset disposal program, and that proceeds from asset disposals will be more than sufficient to enable us to meet our obligations. However, there can be no assurance that asset disposals will be sufficient to make up the shortfall or that our cash needs over the period of the program will not exceed our current best estimates. See "The Refinancing Plan", "Liquidity and Capital Resources" and "Risk Factors -- Risks Factors Relating to Us -- We are Selling Many Assets and Businesses to Meet Our Debt Obligations and Decrease Our Leverage."

     Depending on their cash generating capacity, our operating subsidiaries fund their business operations through operating cash flow, bank facilities and intercompany loans and advances from Vivendi Universal and other holding companies, or a combination of one or more of the foregoing. Our telecommunications businesses, Cegetel Group and Maroc Telecom, and our music business, UMG, generally fund their operations through operating cash flow and local overdraft facilities. VUE meets its cash requirements through a combination of operating cash flow and third-party financing, as described under "Description of Other Indebtedness". The Canal+ Group is highly dependent on intercompany loans and advances from Vivendi Universal to meet its funding requirements.

COMMITMENTS AND CONTINGENCIES

     Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

     - review of minutes of meetings of stockholders, Directors, committees of the Board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or disposals;

     - review with banks items such as guarantees, endorsements and discounted receivables;

     - review with internal and/or external legal counsel pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

     - review tax examiner's reports, notices of assessments and income tax analyses for additional prior year amounts;

     - review with risk management, insurance agents and brokers who provide coverage for unrecorded contingencies;

     -  review related party transactions for guarantees and other commitments;
        and

     -  review all contracts and agreements.

CONTRACTUAL OBLIGATIONS

     Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our consolidated financial statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our consolidated financial statements, but are required to be disclosed. The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2002:

                                                                  PAYMENTS DUE IN
                                               -----------------------------------------------------
                                                  LESS          BETWEEN         BETWEEN       AFTER
                                      TOTAL    THAN A YEAR   1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                     -------   -----------   -------------   -------------   -------
                                                              (IN MILLIONS)
RECORDED AS LIABILITIES IN THE
  CONSOLIDATED BALANCE SHEET
Long-term debt(1)..................  E10,455          --        E2,878          E4,013       E3,564
Bank overdrafts and other
  short-term borrowings............    9,177       9,177            --              --           --
Sports rights(2)...................    1,065         469           331             265           --
Broadcasting rights(3).............      506         214           140             121           31
Creative talent and employment
  agreements(4)....................      250          55            50              60           85
Other(5)...........................      240         223            15               2           --
                                     -------     -------        ------          ------       ------
Total..............................  E21,693     E10,138        E3,414          E4,461       E3,680
                                     =======     =======        ======          ======       ======

                                                                  PAYMENTS DUE IN
                                               -----------------------------------------------------
                                                  LESS          BETWEEN         BETWEEN       AFTER
                                      TOTAL    THAN A YEAR   1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                     -------   -----------   -------------   -------------   -------
                                                              (IN MILLIONS)
OTHER CONTRACTUAL OBLIGATIONS AND
  COMMERCIAL COMMITMENTS
Operating leases(6)................  E 1,868     E   373        E  330          E  655       E  510
Sports rights(2)...................    1,440          --           265           1,175           --
Broadcasting rights(3).............    2,690         834           513           1,056          287
Creative talent and employment
  agreements(4)....................    1,473         823           296             289           65
Real estate defeasance(7)..........      846                                                    846
Other..............................      701         213           121             280           87
                                     -------     -------        ------          ------       ------
Total..............................  E 9,018     E 2,243        E1,525          E3,455       E1,795
                                     =======     =======        ======          ======       ======

---------------

(1) Long-term debt, including capital lease obligations of E274 million, which French GAAP requires to be recognized as long term debt when the lease contract includes a purchase option, known in France as "credit bail" (see
    Note 7).

(2) Exclusivity contracts for broadcasting sporting events by Canal+ Group (E1,065 million recorded in other non-current liabilities and E1,440 million shown in other contractual obligations and commercial commitments in connection with the potential acquisition of soccer rights).

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE and Canal+ Group.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at VUE and UMG.

(5) Principally comprised of Universal Music's liability related to Rondor Music International, E223 million settled in March 2003 (see the discussion below under Contingent Liabilities).

(6) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(7) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third was completed in April 2000. The annual rental expenses approximate E34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E29.6 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable.

Contingencies

     In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities on the balance sheet. Our most significant contingent liabilities at December 31, 2002 are summarized below:

Cegetel Group

- In connection with the August 2001 sale of AOL Europe (AOLE) Category E preferred shares by Canal+ Group and Cegetel Group to LineInvest, Vivendi Universal entered into a total return swap agreement with the latter. LineInvest is a special purpose vehicle in which Vivendi Universal has no ownership interest created in connection with the transaction. Under the terms of the agreement, Cegetel Group and Canal+ Group retained the financial risk on the value of the AOLE preferred shares up to a share of 66% and 34%, respectively, through a mirror total return swap with Vivendi Universal. In December 2002, a portion of the total return swap between Vivendi Universal and LineInvest was transferred directly to Cegetel Group corresponding to its share (notional amount of $541.3 million). As a result, Vivendi Universal continues to guarantee the Canal+ Group commitment (notional amount of $270.7 million). Under the arrangements, Cegetel Group and Vivendi

    Universal are obligated to repay the notional amounts of the swaps to LineInvest on April 7, 2003 and October 30, 2003, respectively.

    On February 14, 2003, LineInvest received notification from AOL Time Warner (AOLTW) whereby AOLTW will acquire the AOLE preferred shares through the exercise of a call option on April 8, 2003 for an amount of $812 million, payable in either cash or shares of AOLTW common stock or a combination of both. AOLTW must make its election as to cash or shares by April 4, 2003. If AOLTW determines to pay in shares, the number of shares to be delivered will be based on the average closing price of the regular trading session for AOLTW common stock for the fifteen consecutive trading days ending on the second business day preceding April 8, 2003. If payment for the call option is made in cash, the LineInvest payment to Cegetel is due on April 30, 2003 and the payment to Vivendi Universal is due on October 30, 2003. If payment for the call option is made in shares, the date of payment to Cetegel and Vivendi Universal will be the April 30, July 30, October 30, or January 30 following receipt by LineInvest of any proceeds of the sale of the AOLTW shares. In the case of Vivendi Universal, however, the first such payment by LineInvest could not occur until October 30, 2003. In the case of both Vivendi Universal and Cetegel, the final date for payment by LineInvest is October 30, 2006.

    If LineInvest receives AOLTW shares in consideration for the sale of the AOLE preferred shares to AOLTW, such shares will not be freely tradeable in the United States prior to registration with the SEC and are subject to certain other restrictions affecting their resale. Since there can be no assurance as to the precise timing of the sale of the shares by LineInvest or the amount of proceeds it will receive, Vivendi Universal and Cegetel Group retain a contingent liability in respect of the difference between the ultimate sales proceeds of the AOLTW shares and the notional amounts due under the total return swaps.

    The asset representing the preferred shares and the liability representing the corresponding debt in LineInvest's financial statements amounts to $812 million.

Universal Music Group

- In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent price adjustment was triggered in April 2002 when the market value of Vivendi Universal's shares fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet at December 31, 2002 for its estimated amount of E223 million (approximately $230 million). On March 3, 2003 settlement of this liability was made and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, representing 0.8% of capital stock and cash of US$100.3 million (E92.6 million).

Vivendi Universal Entertainment

- In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive, Inc. (USA), USA and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for the greater of their fair market value and $275 million. Beginning on May 7, 2010, USA may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc's election, be paid in cash or in Vivendi Universal shares.

    Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently USA), including a cap on indebted-

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

    ness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

    In addition, Vivendi Universal has agreed to indemnify USA for any "tax detriment" (defined to mean the present value of the loss of USA's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by USA to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to USA at the closing.

- In 1987, Universal City, Florida entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a licence from) Universal City, Florida or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

     For 2000, 2001 and 2002, the fees paid by Universal City, Florida for its parks were $14.8 million, $16.6 million and $14.7 million, respectively. Fees with respect to the park in Japan were $13.2 million for 2001 and $10.5 million for 2002. The consultant may also be entitled to participate in certain sales of equity by Universal City, Florida's partners and to participate in certain real estate development activities of Universal City, Florida's partners or their affiliates.

     Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City, Florida represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City, Florida's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

Canal+ Group

- In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football matches, Vivendi Universal has agreed to provide a guarantee related to the payment of licence fees, which is limited to L200 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

Maroc Telecom

- In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to a further interest in Maroc Telecom equal to 16% of the capital of the company, except that if, prior to September 2003, the Kingdom sells shares to a third party investor, the option is cancelled to the extent of the number of shares so sold. At the end of an appraisal proceeding to determine the exercise price starting from September 1, 2003, the Kingdom of Morocco will be entitled to exercise its put option during a two month period (i.e. in October and November 2003), if no delay in the appraisal process has occurred. If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the then fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares were

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

    between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has agreed to pledge its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised.

Vivendi Telecom International

- In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately E51 million (or the proportionate value of E51 million if less than 29% is sold) and
    (ii) its residual 16% interest at fair value. Between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in increments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

- In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal entered into a E920 million surety contract related to performance guarantees granted to the Spanish government (notably capital expenditures related to the roll-out of the network and the coverage of the territory), which Vivendi Universal expects to be reduced to approximately E146 million following publication of the ruling of the Spanish constitutional court in March 2003. These guarantees could be called upon up to the amount of corresponding Xfera commitments only upon commencement of the UMTS project. Given the very low likelihood of the roll-out of the network, negotiations have commenced between the parties to terminate these guarantees.

     The arrangements, with several vendors, were entered into to potentially finance amounts payable for network equipment up to a total amount of E1.0 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts.

     Separately, Vivendi Universal has granted a counter guarantee in an amount of E48 million to a group of banks which have guaranteed the Spanish government in respect of the UMTS frequency spectrum.

     The Xfera Shareholders' Agreement dated January 12, 2002, contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined circumstances. Vodafone claims that such provision amounts to a call option (for an amount of E7.2 million which would be increased up to E13.6 million taking into account Xfera equity capital increases, determined through an appraisal procedure, representing 3.3% of Xfera's capital). If Vodafone's claims were accepted following the ongoing arbitration proceeding, Vivendi Universal would have to take on an additional commitment equal to approximately E90 million.

Corporate and Other

- In connection with the Seagram merger, Vivendi Universal entered into a Shareholder's Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least

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

    10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision. Vivendi Universal does not intend to violate the provision and trigger the GRA.

- On December 20, 2002, Vivendi Universal and Vivendi Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Vivendi Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as described in Note 3.2.3 to the Consolidated Financial Statements. Vivendi Universal's most important contingent liabilities under these agreements are:

     -- Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E15.2 million a year indexed over a period of 12 years. This limit has now been raised to E30.4 million indexed starting in the year 2000. The additional amount potentially due above the E15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Vivendi Environnement were to exceed the initial limit of E228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E76.2 million.

     -- It has been agreed that the current Vivendi Universal interest in the company Aguas Argentinas will be retained by Vivendi Universal. Guarantees related to this company, which made up an amount of approximately $50 million have been retained by Vivendi Universal above a first tranche of $5 million assumed by Vivendi Environnement.

- In connection with Vivendi Universal's December 2002 disposal of 82.5 million shares of Vivendi Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Vivendi Environnement (82.5 million shares) at a strike price equal to E26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favour of new investors as well as banks participating in the E1 billion Dual Currency Revolving Facility, the E300 million CDC IXIS Credit Facility and the existing facilities. Under an arrangement entered into in connection with the December 2002 disposal, Vivendi Universal has committed to pay an indemnity equal to E3 per call option to new investors in the event that the guarantees related to the E1 billion Dual Currency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

- In connection with the sale of puts on its shares, Vivendi Universal had a remaining commitment, as at December 31, 2002, to buy 3.1 million shares at an exercise price of E50.50 during the first quarter of 2003. These puts were exercised in January and February 2003.

- A group of shareholders, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised at any time until December 31, 2007. The value of UGC these shares covered by the put (currently estimated at E70 million) would be determined on the basis of a contractual formula by an appraiser mutually designated by the two parties.

- At December 31, 2002 three different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Vivendi Environnement, Vinci and BSkyB, respectively. The terms of these bonds include early redemption features which allow the holders to require redemption of the outstanding bonds by Vivendi Universal prior to their due dates at a premium over the principal amount. Premiums potentially due to bondholders amounted to E287.3 million, of which E17.8 million would be cross-charged to Vivendi Environnement under the terms of a contract associated with the issuance of the bonds. Given the reduced probability of exchange by the holders of bonds exchangeable into Vivendi Environnement and Vinci shares, the Group decided to provision the premiums due in case of early redemption of these two bonds in March 2003 and March 2004, respectively. At December 31, 2002, accumulated provisions and allowances amounted to E137.9 million and also includes a provision for the premium which is payable in July 2003 to holders of bonds exchangeable for BSkyB shares. In March 2003, a premium amounting to E63.1 million was paid to Vivendi Environnement bondholders who exercised their right of early redemption. If holders of Vinci Exchangeable bonds do not exercise their right of early redemption, there remains a premium payable at maturity in March 2006 amounting to E27.6 million.

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

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS RECEIVED

     In 2001, commitments received were E1,618 million, principally comprised of Vivendi Environnement. Due to the deconsolidation of Vivendi Environnement which is now accounted for using the equity method, commitments received were E204 million in 2002.

     The following table summarizes the contingencies described above and the other contingencies described in note 11 to the consolidated financial statements.

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
Disposal of AOL Europe preferred         $812 million market risk on AOL share      2003
  shares                                 put
Telecom Developpement buy/sell           Price to be determined                      --
  agreement with SNCF
3G UMTS license                          1% revenue earned when service             2021
                                         commences (expected to be in 2004)
Miscellaneous guarantees granted by      E40 million                              2003/2012
  Cegetel
Rondor contingent purchase price         E223 million                              Settled
Put option on Roc-a-fella record label   0 to E15 million                           2005
  joint venture
Put option on Murder Inc. records        0 to $20 million                           2007
Guarantee for operating shortfall of     0 to $20 million                            --
  Pressplay joint venture
Put option on VUE
-- 1.5% of common interest in VUE to     Greater of fair market value and $275       --
  Barry Diller from May 7, 2003          million
-- 5.4% of common interest in VUE to     At fair value                               --
  USA Interactive from May 2010
Two guarantees in connection with        Residual guarantee of $1 million            --
  VUE's equity investment in UCDP
Guarantee for operating shortfall of     $7.5 million                                --
  Universal City Florida Hotel Venture
Guarantee of lease payments in           0 to $154 million                           --
  connection with UCI/CIC equity
  investment
Capital contributions in connection      $19.5 million                               --
  with equity investment in MovieLink
Surety bond related to ITC               $27.8 million                               --
  Entertainment's "Streetscenes" film
  property
Agreement with creative consultant
-- consulting services                   Fee based on gross revenues                 --
-- additional fee                        Based on gross revenues of themed           --
                                         attractions at certain parks
-- right of termination                  Fair market value, starting in 2010         --
Executive officer option to acquire      Approximately $24.9 million                2005
  0.2% of VUE shares, vests over a 10
  year period starting in 1995
Guarantee provided to English Premier    L200 million, 50% of which is              2004
  League football                        counterguaranteed by the RTL Group

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
Put option equal to 16% of Maroc         At fair market value                       2005
  Telecom
Grant of a put option of 45% of Monaco
  Telecom
-- until May 25, 2004                    0 to 29% for a proportionate of 0 to       2004
                                         51 million euros and the residual 16%
                                         interest at fair value
-- between May 26, 2004 and December     45% interest at fair value or in           2009
  31, 2009                               increments but each exercise must be
                                         not for less than 10%.
-- Guarantees to Afghan state re:        Capped at $2.4 million                      --
  performance of obligations of
  Telecom Development Company of
  Afghanistan and to the Agha Khan
  Fund for Economic Development
-- Commitment to fund Afghan Telecom     Up to $10.5 million                         --
  BV Company
Bank guarantee Xfera                     Approximately E140 million                  --
Bank guarantee provided to Spanish       E48 million                                 --
  authorities related to the UMTS
  license frequent spectrum fee re:
  Xfera
"Call option" of the Xfera stake held    Subject to arbitration proceedings          --
  by Vodafone
Disposal of Interest in Vivendi
  Environnement
-- Reimbursement of replacement costs    E30.4 million indexed starting in the       --
                                         year 2000 payable from January 2005
                                         subject to legal interest rate
                                         If total amount paid by VE exceeds          --
                                         E228.6 million excess would be covered
                                         by VU up to an amount of E76.2
                                         million.
-- Guarantees re: Aguas Argentinas       Approximately $50 million with first        --
                                         $5 million assumed by VE
-- Other guarantees re: commitments      Approximately E250 million                  --
  made by VE subsidiaries
-- Comfort letters issued in favor of    Approximately E20 million                   --
  VE subsidiaries
Indemnity to VE share call option        E3 per call option (approximately E250     2004
  holders                                million)
Sale of put options on own shares in     3.1 million shares at an exercise         Settled
  2003                                   price of E50.50
Put option on 19.7% of capital stake     Currently estimated at E70 million         2007
  in UGC
Debt premiums potentially due to         E27.6 million                              2006
  holders of bonds exchangeable into
  VE and Vinci shares
Counter-guarantee on surety bonds        $47.5 million                               --
Pledges and guarantees related to real   E274 million                             2002/2020
  estate operations

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
Sale of Seagram's spirits and wine       0 to $1 billion                            2003
  assets
Sale of VUP's B2B and Health divisions   Price adjustment clause and guarantee      2004
                                         clause related to liabilities up to
                                         E500 million per division
Sale of VUP's European publishing        Guarantees capped at E240 million           --
  activities
Sale of Houghton Mifflin                 Losses in excess of $20 million not to      --
                                         exceed $166 million
Sale of 50% stake in Vizzavi             Certain standard guarantees up to its       --
                                         50% share
Sale of Sithe                            Guarantees capped at E480 million        2004/2005
Guarantees on sale of land and           Guarantees capped at E150 million          2017
  buildings businesses
Sale of hotels to the consortium ABC     Commercialization guarantee kept at        2004
                                         80% of the value of each hotel
Shareholders' governance agreement       --                                          --
  with members of the Bronfman Family

COLLATERAL AND PLEDGES

     The principal pledges and collateral issued by the Group on its assets are as follows:

     -- collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the bridging loan of $1.6 billion, maturing at June 30, 2003, or under certain conditions at December 30, 2003;

     -- first collateral issued to borrowers in connection with the E1 billion loan, maturing at December 31, 2004. The same collateral was issued to CDC-IXIS for the E300 million line of credit, maturing at March 31, 2004;

     -- first pledge for 20% of the residual equity interest held by Vivendi
        Universal in Vivendi Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004;

     -- second collateral after that issued in connection with the E1 billion
        Dual Currency Revolving Credit Facility and the E300 million CDX IXIS Revolving Facility, and that issued to holders of call options on Vivendi Environnement shares, allocated in connection with the syndicated lines of credit of E3 billion and E850 million set up, respectively, in March 2002 and March 1999 to Societe Generale in connection with two loans of E490 million in the aggregate, and Bayerische Landesbank and LineInvest Limited, in connection with financing of the purchase of AOL Europe preferred shares or to an amount equal to one-third of the total amount of the transaction (i.e. about E270 million);

     -- pledge on assets of Hungarian telephone companies in favor of the syndicate of banks participating in the financing (approximately E300 million);

     -- collateral on the assets of Universal Music in the United Kingdom, issued to lenders in connection with financing up to an amount of L136 million set up on December 31, 2002 for a period of five years;

     -- payment of deposits to an amount of E27 million in favor of Fleet
        National Bank and Wachovia in connection with its financing of Universal City Development Partners (UCDP);

     -- pledge on Xfera shares in favor of equipment suppliers in connection with their financing contract; and

     -- other collateral issued, to an amount of approximately E70 million.

     Furthermore, Vivendi Universal plans to pledge shares it holds in Maroc Telecom to the Kingdom of Morocco to secure its obligations under the put option issued by the Kingdom in respect of a 16% of the share capital of Maroc Telecom.

LITIGATION

     We are subject to various litigation. See "Business -- Legal Proceedings".

SUBSEQUENT EVENTS

     Vivendi Universal's Board of Directors unanimously decided on December 3, 2002, to exercise its pre-emptive rights on BT Group's 26% interest in Cegetel Group, in order to obtain a 70% interest in the French telecommunications operator. In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Group for E4 billion.

     The acquisition of this participation from BT Group was carried out through the SIT (Societe d'Investissement pour la Telephonie), as follows:

     -- Societe d'Investissement pour la Telephonie, owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E4 billion; and

     -- SIT was financed by E2.7 billion equity, contributed in cash by Vivendi Universal and by a non-recourse loan of E1.3 billion which matures in 2010. Debt service of this loan, which was signed on December 6, 2002 and drawn on January 23, 2003, will be provided through dividends paid in respect of its 26% shareholding in Cegetel Group.

     As a result, Cegetel will continue to be consolidated by Vivendi Universal, with a 70% interest (the 26% shareholding acquired from BT Group in addition to our historical 44% interest). The goodwill recognized as a result of this transaction is expected to amount to approximately E3 billion and will be amortized on a straight-line basis over 40 years.

     The sale of Consumer Press Division (Groupe Express-Expansion/Groupe l'Etudiant) to the Socpresse Group was finalized on February 4, 2003, following the authorization by The Economy and Finance Ministry in January 2003. The amount collected was E200 million. The sale of Comareg to France Antilles is expected to take place at a later time, as approval for the transaction has to be given by the Monopolies Commission.

     Mr. Bertrand Meheut was appointed as Member and Chairman of Group Canal+ S.A. Management Board, in replacement of Mr. Xavier Couture, who resigned at the Supervisory board's session of February 7, 2003.

     The sale of Vivendi Universal's 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 on the basis of E190 million in cash, of which E169 million has been collected and the remainder is expected to be paid after any post-closing adjustments.

     In February 2003, Vivendi Universal sold 32 million warrants relating to USA Interactive to a financial institution (24.19 million with a $27.5 per share exercise price and 8 million with a $32.50 per share exercise price). These warrants were initially acquired in connection with the acquisition of the entertainment assets of USA Networks. Pursuant to this transaction, Vivendi Universal received $276 million, net of fees.

     An information note referred to Book III and IV of the Labor Code regarding the restructuring project of Canal+ Group and its social consequences was delivered at the Works Council's extraordinary meeting of March 12, 2003. This note presented an economic assessment of Canal+ Group's subsidiaries, the recovery axes and the implementation of this recovery plan for each pole and based on the employees involved. Besides, a Method Agreement should be signed with the labor unions in the coming days in order to determine a time schedule of information/consulting with the Works Council.

     Vivendi Universal Canada Inc. (VU Canada), a company in the Vivendi Universal group, announced on March 11, 2003 that it had satisfied its contractual guarantee made on August 1, 2000, to the former shareholders of the Californian company, Rondor Music International, Inc. The former Rondor shareholders received 8.844 million shares, representing 0.8% of capital stock and the remainder in cash of US $100.3 million (E92.6 million).

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

     Rondor's shareholders were paid in Seagram shares when Rondor was acquired by The Seagram Company Ltd., which became VU Canada after the Seagram-Vivendi-Canal+ merger. The payment was accompanied with a contractual guarantee on the value of the shares given to the former shareholders of Rondor. At the time of the Seagram-Vivendi-Canal+ merger, these Seagram shares were converted into Vivendi Universal ADSs, and the contractual guarantee became applicable to the Vivendi Universal ADSs held by the former Rondor shareholders.

     The contractual guarantee provided, among other things, that if the price of Vivendi Universal ADSs dropped below a certain threshold ($37.5 per ADS), VU Canada would pay the former Rondor shareholders a makeup payment for ADSs sold by them during a specified period of time equal to the difference between US $82.7875 per ADS and their sale proceeds. In April and May 2002, all Vivendi Universal ADSs then owned by these shareholders were sold and VU Canada became obligated to pay the makeup payment to them in March 2003. Under the terms of the original agreements, the difference was to be paid in full or in part in Vivendi Universal shares. See "Operating and Financial Review and Prospects -- Subsequent Events".

     On March 19, 2003, Mr. Barry Diller, in full agreement with us, announced his resignation from his temporary position as chief executive officer of VUE. Mr. Diller had been serving in such capacity since the formation of VUE in May 2002 and was not party to an employment agreement. Jean-Rene Fourtou has assumed the role of chief executive officer of VUE and is working with the existing management team. Mr. Diller's resignation has no effect on the rights and obligations of Vivendi Universal, VUE, USA or Mr. Diller under the VUE Partnership Agreement. The termination date for USA's and Mr. Diller's noncompetition agreements with VUE is now November 7, 2003, Mr. Diller's put on his common stock remains exercisable beginning on May 7, 2003, and Universal's call option on Mr. Diller's common interest in VUE is exercisable beginning on May 7, 2004.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

     Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

INTEREST RATE RISK MANAGEMENT

     Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate debt. The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                                                     YEARS ENDED
                                                                    DECEMBER 31,
                                                                ---------------------
                                                                  2002        2001
                                                                --------    ---------
                                                                (IN MILLIONS, EXCEPT
                                                                    PERCENTAGES)
Pay-variable interest rate swaps:
  Notional amount of indebtedness...........................     E  626      E 5 868
  Average interest rate paid................................       5.80%        3.36%
  Average interest rate received............................       2.85%        5.01%
  Expiry:
     Due within one year....................................     E  387      E 2 282
     Due between two and five years.........................        208        1 526
     Due after five years...................................         31        2 060
Pay-fixed interest rate swaps:
  Notional amount of indebtedness...........................     E8 492      E10 284
  Average interest rate paid................................       4.50%        4.25%
  Average interest rate received............................       2.82%        2.97%
  Expiry:
     Due within one year....................................     E1 818      E 2 766
     Due between two and five years.........................      4 410        3 951
     Due after five years...................................      2 264        3 567
Interest rate caps, floors and collars(1):
  Notional amount of indebtedness...........................     E   --      E 3 392
  Guarantee rate............................................                    4.78%
  Expiry:
     Due within one year....................................     E   --      E   150
     Due between two and five years.........................         --        1 391
     Due after five years...................................         --        1 851

---------------

(1) These instruments were sold in 2002.

FOREIGN CURRENCY RISK MANAGEMENT

     Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
                                                               (IN MILLIONS)
Forward contracts:
  Notional amount...........................................  E3 360    E1 705
  Sale against the euro.....................................   3 315       640
  Purchase against the euro.................................      45     1 065
  Expiry:
     Due within one year....................................   3 360     1 705
     Due between two and five years.........................      --        --
     Due after five years...................................      --        --
Currency swaps:
  Notional amount...........................................  E2 031    E2 710
  Sale against the euro.....................................   1 437     1 027
  Purchase against the euro.................................     594     1 683
  Expiry:
     Due within one year....................................   2 031     2 447
     Due between two and five years.........................      --       263
     Due after five years...................................      --        --

EQUITY MARKET RISK MANAGEMENT

     Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2002 and 2001, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling E266 million in 2002 versus E377 million in 2001 will progressively expire over eight years.

     Furthermore, a description of the total return swap of AOL Europe is presented Note 11 Commitments and Contingencies.

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              2002     2001
                                                              ----    ------
                                                              (IN MILLIONS)
Equity-linked swaps:
  Notional amount...........................................  E266    E  377
  Expiry:
     Due within one year....................................   132        46
     Due between two and five years.........................    11       208
     Due after five years...................................   123       123
Total return swaps:
  Notional amount...........................................  E788    E3 511
  Expiry:
     Due within one year....................................   788        --
     Due between two and five years.........................    --     3 511

FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 2002, and 2001, Vivendi Universal's financial instruments included cash, cash equivalents, marketable securities, receivables, investments, accounts payable, borrowings, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash, cash equivalents, marketable securities, receivables, accounts payable, short-term borrowings and current portion of long-term debt approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                           2002                   2001
                                                    -------------------    ------------------
                                                    CARRYING     FAIR      CARRYING     FAIR
                                                     VALUE       VALUE      VALUE      VALUE
                                                    --------    -------    --------    ------
                                                                  (IN MILLIONS)
Investments(1)..................................    E 4 138     E 4 138    E 7 398     E7 503
Long-term debt..................................     10 455      10 622     27 777     28 128
Foreign currency instruments and interest rate
  agreements:
  Interest rate swaps(2)........................         --        (256)        --        219
  Interest caps.................................         --          --         --         44
  Cross currency swaps..........................         --          46         --          4
  Forward exchange contracts(2).................         --         115         --        163
  Puts and calls on marketable securities.......         --        (104)        --       (214)
                                                    -------     -------    -------     ------
                                                    E    --     E  (199)   E    --     E  216
                                                    =======     =======    =======     ======

---------------

(1) Comprised of Other Investments (see Note 4 to the Consolidated Financial Statements) and treasury shares classified in marketable securities, excluding those held for stock option purposes. As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(2) Provisions were recorded on these elements in respect of potential losses at December 31, 2002.

CREDIT CONCENTRATIONS AND COUNTER-PARTY RISK

     Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

                                    BUSINESS

     We are one of the largest media and telecommunications groups in the world. For the year ended December 31, 2002, we generated pro forma consolidated revenues and EBITDA of E28,729 million and E5,331 million, respectively.

     Certain financial data presented below are on a pro forma basis, see "Operating and Financial Review and Prospects -- Comparability -- Pro Forma Information."

     Our attractive portfolio of assets includes our operations in our six principal segments (financial data is presented on a pro forma basis):

     CEGETEL GROUP -- 2002 REVENUES OF E7,067 MILLION AND EBITDA OF E2,329 MILLION. Cegetel Group, through its 80% owned subsidiary, SFR, is the second largest mobile telecommunications operator in France and through its 90% owned subsidiary, Cegetel S.A., is the second largest fixed-line operator in France. SFR has a 35.1% market share in a stable three-operator market in France, and is well positioned to benefit from the strong growth of the French wireless market. SFR's focus on high-end customers has resulted in an average E58 ARPU per month for postpaid customers and has led to strong cash flow generation. In early 2003, we increased our ownership interest to 70% of Cegetel Group.

     UNIVERSAL MUSIC GROUP (UMG) -- 2002 REVENUES OF E6,276 MILLION AND EBITDA OF E961 MILLION. UMG is the largest recorded music business in the world. UMG acquires, manufactures, markets and distributes recorded music in 63 countries. Key recording artists include Eminem, Shania Twain, U2 and Ashanti. In addition to its recorded music business, UMG is the third largest music publisher in the world. UMG also manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. We own approximately 92% of UMG.

     VIVENDI UNIVERSAL ENTERTAINMENT (VUE) -- 2002 REVENUES OF E6,978 MILLION AND EBITDA OF E1,334 MILLION. We own approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses through the following entities:

     - UNIVERSAL PICTURES GROUP (UPG) -- 2002 REVENUES OF E3,927 MILLION. UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets. Recent motion picture releases include Gladiator, The Mummy franchise, A Beautiful Mind, 8 Mile, Erin Brockovich, Red Dragon and The Fast and The Furious. UPG's 2003 movie slate includes Bruce Almighty, The Hulk, The Fast and The Furious 2, Peter Pan and Dr Seuss' The Cat in the Hat.

     -  UNIVERSAL TELEVISION GROUP (UTG) -- 2002 REVENUES OF E2,199
        MILLION. UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide, including Law and Order, Jerry Springer, Taken and Monk.

     - UNIVERSAL PARKS AND RESORTS (UPR) -- 2002 REVENUES OF E852 MILLION. UPR is the second largest destination theme park operator in the world. UPR owns interests and operates theme parks and resorts in the US, Japan and Spain including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

     CANAL+ GROUP -- 2002 REVENUES OF E4,742 MILLION AND EBITDA OF E253 MILLION. Canal+ Group is the leader in the production and distribution of digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has
6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs and owns interests in pay-TV activities in Italy, Spain, Poland and elsewhere. We own 100% of Canal+ Group which in turn owns 49% of Canal+ S.A., which holds the broadcast license for our premium channel Canal+ and owns 67% of CanalSatellite.

     MAROC TELECOM -- 2002 REVENUES OF E1,487 MILLION AND EBITDA OF E786 MILLION. Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco, with a 70% share of the wireless market. We have a 35% ownership stake in Maroc Telecom. However, through our control of the executive board and management, we exercise day-to-day control over the business and consolidate it in our financial statements.

     VIVENDI UNIVERSAL GAMES (VU GAMES) -- 2002 REVENUES OF E794 MILLION AND EBITDA OF E171 MILLION. VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handheld devices and consoles. We own 99% of VU Games.

     We were formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000. From our origins as a water company, we expanded our business rapidly in the 1990s and transformed ourselves into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of USA Networks. Following the appointment of new management in July 2002, we commenced a significant asset disposal program aimed at reducing the group's indebtedness, which we are pursuing actively. We have already largely exited the environmental services and publishing businesses and sold various smaller operations. See "-- Recent Developments" and "-- Strategy" below.

                               OUR KEY STRENGTHS

     SIGNIFICANT ASSET VALUE. We believe that the assets that comprise our principal segments are among the most valuable media and telecommunications assets in the world. We also own an attractive portfolio of other operations and investments including our 20% stake in Vivendi Environnement, our stakes in telecom assets in Hungary, Kenya and Monaco, and significant real estate assets. Our main business units generate significant consolidated operating cash flow.

     LEADING MARKET POSITIONS. Our business units hold leading positions in their respective markets, which we believe provides us with distribution and marketing advantages, and also improves our ability to compete for customers and to acquire high quality content.

BUSINESS UNIT               POSITION(1)                           MARKET
-------------               -----------                           ------
Cegetel Group               #2                  Mobile telephony in France
                            #2                  Fixed-line telephony in France
UMG                         #1                  Recorded music, worldwide
                            #3                  Music publishing catalog, worldwide
VUE
- Universal Pictures        #5                  US box office
- USA Network               #1                  US basic cable television network in
                                                prime-time ratings (age 18-49)
- Sci Fi                    #6 and #9           US basic cable television network (age
                                                25-54 and 18-49, respectively)
- Parks & Resorts           #2                  US and international destination theme
                                                park attendance
Canal+ Group
- Canal+                    #1                  French pay-TV
- CanalSatellite            #1                  French digital satellite platform
Maroc Telecom               #1                  Fixed-line telephony in Morocco (sole
                                                provider)
                            #1                  Mobile telephony in Morocco
VU Games                    #2                  PC game software, worldwide
                            #6                  Consumer software, worldwide

     --------------------

    (1) For information as to sources and metrics for market share information, see "Business".

     BRAND LEADERSHIP. Our businesses have a large number of leading global and local brands including our Universal, USA Network, Canal+ and SFR brands, as well as UMG's music labels, including Island/Def Jam, Interscope/Geffen/A&M, Verve and Deutsche Grammophon. We believe that our brands are highly regarded and that our brand recognition provides us with significant advantages over our competition.

     WELL-KNOWN FRANCHISES AND EXCELLENT ARTISTS. Our businesses own the rights to a number of well-known franchises, including Jurassic Park, The Mummy, Diablo, Warcraft and The Fast and The Furious, which provide us with recurring sources of income. We are able to exploit these franchises across multiple segments and markets, thereby leveraging our investments. For example, The Mummy was a remake of an original Vivendi Universal motion picture which spawned: a sequel, The Mummy Returns; a pre-quel, The Scorpion King; an original soundtrack recording; a video game; and a theme park attraction. Our businesses also benefit from strong contractual and other relationships with artists such as Eminem, Sheryl Crow and Dick Wolf, the creator of the Law and Order franchise.

                                  OUR STRATEGY

     We are a company in transition. Our principal strategic focus is to return to an investment grade credit profile within the next 12 to 18 months by continuing to reduce our leverage while maintaining sufficient liquidity.

     The primary means by which we intend to achieve this goal is through the completion of our E16 billion asset disposal program by the end of 2004. In the second half of 2002, we sold E6.7 billion of assets. In 2003, we intend to sell an additional E7.0 billion of assets, of which we have already sold approximately E700 million, and for which we have agreements to sell an additional E1.2 billion, subject to regulatory and other conditions. We have initiated over 30 asset disposal processes, and we are not dependent on any single asset sale to meet our disposal target. In addition we continue to receive unsolicited offers from potential strategic and financial buyers, including with respect to our US assets, and we continue to evaluate all of our disposal options. Since we began our asset disposal program, we have closed the following asset sales, for an aggregate consideration of approximately E7.4 billion, including cash proceeds of approximately E6.9 billion:

                                                                      TOTAL
DATE                                      ASSET                   CONSIDERATION       CASH RECEIVED
----                                      -----                   -------------       -------------
                                                                            (IN MILLIONS)
July 2002                  B2B/Health (25%)                            E150                E150
July 2002                  Lagardere (0.8%)                              44                  44
July 2002                  Vinci (6.7%)                                 291                 291
August 2002                Vizzavi (50%)                                143                 143
December 2002              Houghton Mifflin (100%)                    1,567               1,195
December 2002              Other Publishing (100%)                    1,138               1,121
December 2002              Vivendi Environnement (20.4%)              1,856               1,856
December 2002              Echostar (10.7%)                           1,037               1,037
December 2002              Sithe Energies Inc. (34%)                    319                 319
                           Others                                       108                 108
                                                                     ------              ------
                           TOTAL H2 2002(1)                          E6,653              E6,264
February 2003              Express-Expansion-Etudiant                  E200                E200
February 2003              Canal+ Technologies (89%)(2)                 190                  79
February 2003              USAi Warrants (32 million)                   257                 257
                           Others                                        78                  78
                                                                     ------              ------
                           TOTAL YTD 2003                              E725                E614
                           TOTAL ASSET DISPOSAL PROGRAM              E7,378              E6,878
                                                                     ======              ======

---------------

(1) Actual numbers after deduction of disposal fees and expenses. Those amounts differ slightly from those publicly released on January 16, 2003 (total consideration of E6,826 million including cash received of E6,315 million), which did not take into account fees and expenses and were based on different currency exchange rates.

(2) E90 million of cash consideration was received in 2002, E79 million of cash consideration has been received in 2003, with an additional E21 million of cash consideration to be received, subject to post-closing adjustment.

     Our long term strategy is to manage our individual business units to maximize cash flow and increase their value to us and our shareholders.

                                  SEGMENT DATA

     The contribution of our business segments to our consolidated revenues for each of 2002, 2001 and 2000, in each case after the elimination of intersegment transactions, is as follows:

                                                     YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------------
                                                   ACTUAL                   PRO FORMA(3)
                                        -----------------------------    ------------------
                                        2002(1)     2001      2000(2)     2002       2001
                                        -------    -------    -------    -------    -------
                                                           (IN MILLIONS)
REVENUES
Cegetel Group.........................  E 7,067    E 6,384    E 5,129    E 7,067    E 6,384
Universal Music Group.................    6,276      6,560        495      6,276      6,560
Vivendi Universal Entertainment.......    6,270      4,938        194      6,978      6,874
Canal+ Group..........................    4,833      4,563      4,054      4,742      4,563
Maroc Telecom.........................    1,487      1,013         --      1,487      1,351
Vivendi Universal Games(4)............      794        657        572        794        657
                                        -------    -------    -------    -------    -------
                                         26,727     24,115     10,444     27,344     26,389
Other(5)(7)...........................    1,385      1,289      2,667      1,385      1,344
                                        -------    -------    -------    -------    -------
Total Vivendi Universal (excluding
  businesses sold in 2002)............   28,112     25,404     13,111     28,729     27,733
Vivendi Environnement.................   30,038     29,094     26,294         --         --
                                        -------    -------    -------    -------    -------
                                         58,150     54,498     39,405     28,729     27,733
VUP assets sold during 2002(6)(7)            --      2,862      2,175         --         --
                                        -------    -------    -------    -------    -------
                                        E58,150    E57,360    E41,580    E28,729    E27,733
                                        =======    =======    =======    =======    =======

---------------

(1) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses". Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the disposal of which was completed in February 2003) and Comareg (the disposal of which is pending completion).

(2) 2000 results restated for changes in accounting policies adopted in 2001, as discussed further in Operating and Financial Review and Prospects.

(3) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc. in May 2002, Maroc Telecom in April 2001 and MP3.com in August 2001, and the disposition of certain interests in Vivendi Environnement and Vivendi Universal Publishing, as if these transactions had occurred at the beginning of 2001. Additionally, the pro forma information includes the results of Universal Studios international television networks in Vivendi Universal Entertainment in both 2002 and 2001 (in the actual 2002 results, the results of Universal Studios international television networks were reported by Canal+ Group). This reclassification has no impact on the total results of Vivendi Universal. We believe that pro forma results may help the reader to better understand our business results as they include comparable operations in each year presented. However, it should be noted that the pre-acquisition results of an acquired business accounted for on a historical cost basis are not directly comparable to the post-acquisition results of acquired entities whose initial purchase price was allocated on a fair value basis. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2001.

(4) Formerly part of Vivendi Universal Publishing. Includes Kids Activities (e.g. Adi/Adibou in France and Jumpstart in the United States).

(5) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and Vivendi Universal Publishing assets not sold during 2002 (Consumer Press Division, Comareg and the Brazilian operations -- Atica & Scipione)

(6) Comprised of Vivendi Universal Publishing's European publishing assets (excluding those described above) and Houghton Mifflin sold in December 2002 and Vivendi Universal Publishing's Business to Business and Health divisions sold in June 2002.

(7) The presentation of "Other" and "Vivendi Universal Publishing assets sold in 2002" differs from the disclosure in our Business Segment Data in Note 12.2 of the 2002 Financial Statements. In such Note 12.2, 'Publishing excluding Games' includes both assets sold and assets retained. In the table above, publishing assets sold are reflected as a separate line item.

                                GEOGRAPHIC DATA

     The contribution of selected geographic markets to our consolidated revenue for each of 2002, 2001 and 2000 is as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------    -------    -------
                                                                      (IN MILLIONS)
France......................................................  E26,391    E24,285    E20,933
United Kingdom..............................................    3,765      4,170      2,992
Rest of Europe..............................................   11,327     10,456      7,421
United States of America....................................   10,810     12,654      7,009
Rest of World...............................................    5,857      5,795      3,225
                                                              -------    -------    -------
                                                              E58,150    E57,360    E41,580
                                                              =======    =======    =======

                                  OUR SEGMENTS

CEGETEL GROUP

     Cegetel Group, formed at the end of 1997, is the second largest telecommunications operator in France with approximately 16.8 million customers, and more than 8,500 employees as of December 31, 2002. Cegetel Group is the only private operator in France to cover all telecommunications activities: mobile telephony, through SFR, an 80% owned subsidiary of Cegetel Group, and fixed telephony and data and Internet transmission, through Cegetel S.A., a directly and indirectly 90% owned subsidiary of Cegetel Group. Its customer base includes residential, professional and corporate customers. Cegetel Group's presence in all these fields forms the core of its business and one of its major assets.

     In January 2003, Vivendi Universal acquired an additional 26% interest in Cegetel Group from the BT Group, raising its direct and indirect interest to its current 70%. Our strategic partner in Cegetel Group is Vodafone.

     The following table sets forth the breakdown of Cegetel Group's revenues by activity for each of the periods indicated.

                                    REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----    -----    -----
                                                              (IN MILLIONS OF EUROS)
Mobile Telephony............................................  E6,146   E5,606   E4,626
Fixed Telephony, Data and Internet..........................    905      756      469
Holdings and Other..........................................     16       22       34
                                                              -----    -----    -----
TOTAL.......................................................  E7,067   E6,384   E5,129
                                                              =====    =====    =====

MOBILE TELEPHONY

     SFR is the second largest mobile telephony operator in France. In 2002 it increased its customer base from 12.6 million to 13.5 million, and its market share from 33.9% to 35.1%, at year end according to Autorite de Regulation des Telecommunications (ART), the French telecom regulatory authority. In terms of geographic coverage, SFR covers 98% of the population in France, and has signed international roaming agreements with more than 150 countries or territories. The market share of SFR's two

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

competitors, the France Telecom subsidiary, Orange France, and Bouygues Telecom were 49.8% and 15.1%, respectively, at the end of 2002.

     SFR operates in a stable three operator market. The French market has relatively low penetration compared to other European Union countries with 64% penetration compared to a European Union average of 78% as of December 31, 2002 according to the ART Mobile Communications survey of December 2002.

     SFR's mobile services are provided using the global system for mobile communications standard, the dominant digital standard in Europe. SFR's GSM license expires in 2006.

     The following table sets forth a breakdown of SFR's revenues from mobile telephony services and equipment sales for each of the periods indicated.

                                    REVENUES

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----    -----    -----
                                                              (IN MILLIONS OF EUROS)
Mobile telephony services...................................  E5,648   E5,086   E4,121
Equipment sales.............................................    498      520      505
                                                              -----    -----    -----
TOTAL MOBILE................................................  E6,146   E5,606   E4,626
                                                              =====    =====    =====

     SFR offers mobile telephony services on both a postpaid (or contract) basis and a prepaid basis. Customers who opt for prepaid services tend to be lower use customers and to generate lower average revenue per user (ARPU).

     SFR has enjoyed strong postpaid and prepaid ARPU that have gradually increased over the past three years.

     The following table sets forth mobile telephony operating information for the French market and for SFR for each of the periods indicated.

                             OPERATING INFORMATION

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
French(1) mobile telephony users (year end in
  millions)(2)..............................................   38.6      37.0      29.7
  Postpaid..................................................   21.5      18.9      16.4
  Prepaid...................................................   17.1      18.1      13.3
SFR/SRR customers (year end in millions)(1)(2)..............   13.5      12.6      10.2
  Postpaid..................................................    7.2       6.3       5.8
  Prepaid...................................................    6.4       6.2       4.3
SFR ARPU (in euro/month)(3).................................   44.0      43.8      45.4
  Postpaid..................................................   58.3      58.0      57.1
  Prepaid...................................................   22.2      19.7      18.9
SFR Churn (in %/month)......................................    2.2%      2.0%      1.8%

---------------

(1) French metropolitan and overseas departments.

(2) According to ART as of December 2002.

(3) Different companies calculate ARPU in different manners and thus SFR's ARPU numbers may not be directly comparable to those of any other company. SFR defines ARPU as its revenues excluding roaming in, mobile termination and equipment sales divided by average active customer base, which SFR defines as total postpaid customer base plus prepaid customers having placed and/or received a call during the last month.

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

     In 2002, SFR saw an increase in its total customer base of 0.9 million or 8%. SFR saw an increase in its higher revenue generating postpaid customers in 2002 of 0.8 million or 13%, in line with the market as a whole. This was partially due to the successful development of the Universal Music Mobile offer launched in September 2001 in the teen market segment, which reached 500,000 customers at the end of December 2002 and to the implementation of a strong retention policy. Prepaid customers increased by 0.1 million or 2% compared to a decline of 5% for the French prepaid market as a whole.

     SFR takes pro-active measures to attract and retain postpaid contract customers, focusing on the high-end and long-term customer. In 2002, over 50% of SFR's new postpaid contract customers signed up for an initial period of 24 months. SFR seeks to re-engage high value postpaid contract customers beyond their initial period through new tariffs and options and at end 2002 approximately 75% of the SFR contract base was re-engaged after their initial period.

     SFR operates a dense, high-quality GSM mobile telecommunications network. This network is capable of providing service to 98% of the French population. SFR has roaming agreements with 150 countries. In addition, since December 2000, SFR has been providing General Packet Radio System (GPRS) on its network, which permits greater bandwidth data communications. GPRS is deployed throughout the company's network.

     SFR has been awarded a 3G license for a 20 year period (2001-2021) by the French government, for consideration consisting of a one time fixed payment of E619 million, which was paid in September 2001, and annual fees equal to 1% of the future revenues generated from the 3G network. UMTS is a third generation mobile radio system that creates additional mobile radio capacity and enables broadband media applications while also providing high speed Internet access. In connection with the development of its 3G network in the next few years SFR plans to significantly increase its capital expenditures. As a result of the 3G roll out in France occurring after the roll out in some other major European countries, SFR believes it should benefit from the experience of telecommunication companies in those countries.

     The use of mobile phones for text messages and multimedia experienced significant growth in 2002, with nearly 2.3 billion Short Messaging Services, or SMS, sent by SFR customers. This was twice the number of SMS sent in 2001, and 15% above SFR's initial objective of 2 billion for 2002. SFR also recorded more than 400,000 multimedia messages sent from its network between the introduction of its multimedia services in October 2002 and the end of 2002. 260,000 SFR Packs integrating multimedia terminals were sold between October 2002 and the end of 2002. At year-end, multimedia phones represented 45% of new SFR customers and more than half of mobile renewals.

     Generally, tariffs in the French mobile telephony market have been stable, with the introduction of new low-end postpaid plans. In 2002, the French mobile telephony market also saw the introduction of per second rates for voice communications.

FIXED TELEPHONY, DATA AND INTERNET

     Cegetel is the leading private operator for fixed telecommunications in France with 3.3 million residential and professional customers and more than 16,000 business customers at the end of 2002. 70% of the businesses listed on the CAC 40 index are Cegetel customers.

     Since its formation five years ago, Cegetel's fixed telephony, data and internet has seen sustained revenue growth. The following table sets forth revenues generated by fixed telephony, data and internet for the periods indicated.

                                    REVENUES

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2002        2001        2000
                                                              --------    --------    --------
Revenues (millions).........................................    E905        E756        E469
  Of which Residential and Professional (in %)..............     48%         45%         41%
  Of which Corporate (in %).................................     52%         55%         59%

     Since its formation five years ago, Cegetel's fixed telephony, data and internet has also seen sustained growth in its operations. The table below sets forth fixed telephony operational information for the periods indicated.

                            OPERATIONAL INFORMATION

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
Traffic (minutes in billions)...............................    8.2       5.2       3.8
Customers
  Residential and Professional (in thousands)...............  3,286     2,860     2,418
  Corporate Voice sites (in thousands)......................     60        55        35
  Corporate Data sites (in thousands).......................     15        12         9

     In 2002, Cegetel transported more than 8 billion minutes of phone telecommunications, an increase of nearly 60% over 2001. At the same time, Cegetel won more than 400,000 new residential and professional customers, and was the first French fixed telecom operator to earn ISO 9001 version 2000 certification for all its operations for corporate customers.

     In addition to traditional fixed telephony products, Cegetel offers small and medium businesses internet protocol virtual private networks (IP VPN) and high-speed data offerings (ADSL) specifically designed for small and medium businesses. Since October 2002, Cegetel has offered very high-speed network services (Ethernet) to large businesses. Cegetel Group also manages France's Reseau Sante Social, or RSS, France's Social Security Network, the intranet for health professionals under a public service license, which was the leading network for the medical world in 2002, with 48,200 subscribers and 300 health institutions connected, including half of the University Hospitals in France.

     The year 2002 was also marked by the continued deregulation of the local telecommunications market in France. The market was first deregulated in 2001 and Cegetel began to compete with the incumbent operator, France Telecom, in May 2001. In 2002, Cegetel began to offer flat rates, a first in the French private fixed market.

     In 2002, Cegetel completed the installation of a large national distribution network. Cegetel also expanded its telephone services for businesses in 2002 by offering to manage their customer relations through 800 numbers and call center services.

NETWORK

     The strategy of Cegetel Group is to invest in its own telecommunications networks in order to offer its customers a broad range of services and ensure complete quality control. Cegetel Group's mobile and fixed activities are based on a common transport platform, the network of Telecom Developpement

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

(TD), a joint subsidiary of Cegetel Group and SNCF (the French national railway), which carried 33.8 billion minutes in 2002, representing approximately 14% of the French telecommunications traffic and nearly one-fourth of French internet traffic. Cegetel Group has a 49.9% interest in TD. The mobile network of SFR was composed of 12,300 GSM sites at the end of 2002.

     SFR continues to make investments in its GSM network in order to maintain high quality of service and to increase capacity. In 2002, Cegetel Group had capital expenditures of E300 million relating to its mobile network. As noted above, SFR expects to significantly increase its capital expenditures in connection with the build out of its UMTS network.

     With respect to its fixed telephony network, Cegetel Group relies on TD, which has the most extensive alternative network of telecom infrastructures in France, with 20,000 km of optical fibers and more than 500 points of presence.

     This network control strategy benefits from the new possibilities linked to the arrival of high-speed transmission and the unbundling of the local loop.

COMPETITION

     Cegetel Group faces a high degree of competition in both the mobile and fixed telephony markets. Currently, Cegetel Group's principal competitors in mobile telephony are Orange France and Bouygues Telecom. SFR also expects Orange France and Bouygues Telecom will be its principal competitors for 3G customers when commercial UMTS services are introduced in France. The French government offered a fourth 3G license on December 29, 2001, but to date there has not been any candidate for this license. In fixed telephony, Cegetel Group's main competitors, in addition to the incumbent operator France Telecom, are LDCom/Siris, Tele2, and Completel. As with other telecommunications operators, Cegetel Group is also subject to indirect competition from providers of other telecommunications services in France.

     Competitive pressures have led to reductions in tariffs and increased customer retention costs as operators seek to manage the level of customer churn.

REGULATORY ENVIRONMENT

     The French telecommunications market was broadly deregulated with the adoption of the Telecommunications Regulatory Act of July 26, 1996 and its related regulations. Many of the provisions of the applicable regulations are designed to foster competition in the French telecommunications market. These regulations apply both to operators of fixed line networks and to operators of mobile networks.

     The operator of any public telecommunications network in France exerting significant influence over the fixed line market is required to permit interconnection to with its network on the basis of the long run incremental cost of providing the relevant service. Access to the local loop (unbundling of the copper pair) was authorized by decree in September 2000, and established by European regulation at the end of 2000.

     All fixed line operators are required to allow their customers to select a long distance carrier on a call by call basis by entering a numeric prefix when dialing. Customers may also opt to "pre-select" their long distance carrier so that the subscriber can access its carrier's network without having to dial a prefix. In 2002, carrier pre-selection was extended to local numbers. Prior to this, all local calls were routed over France Telecom. Accordingly, France Telecom's access subscribers may now pre-select an alternative carrier for all of their fixed line calls.

     Mobile operators in France exerting significant influence over the wireless public telephony market are also required to offer interconnection. The ART deems both Orange France and SFR to have significant influence over the wireless retail market and the domestic interconnection market, and SFR is therefore subject to the rules governing this type of operator. As a result, SFR has been required to reduce its interconnection rates for terminating calls on its network.

     ART, the French telecom regulatory authority, monitors application of the law and is consulted on proposed laws, decrees and regulations for the sector. It assigns frequencies and numbers and has the authority to settle disputes concerning interconnection.

     Two types of licenses apply to the telecommunications market, licenses issued by the Minister for Telecommunications to operators that establish and operate networks open to the public (L 33-1 licenses) or issued by the ART (L 33-2 licenses) for independent networks, and licenses issued by the Minister to telephone service providers (L 34-1 licenses). The market for providing other telecommunications services is not regulated.

     Through SFR, TD and Cegetel, Cegetel Group holds national licenses that allow us to provide all telecommunications services: transmission and access, voice and data, fixed and mobile.

     The International Commission for Non-Ionizing Radiation Protection, an independent organization that advises the World Health Organization, has established a series of recommendations setting exposure limits from electromagnetic radiation from antennas. These regulations were driven by concern over a potential connection between electromagnetic radiation and certain negative health effects, including some forms of cancer. They were enacted into French law on May 3, 2002. Although respecting the recommendations and standards established by the law, SFR is, along with the other French mobile telephony operators, in the process of entering into agreements with different cities of France including the city of Paris, that will set up local guidelines.

RESEARCH AND DEVELOPMENT

     Through projects initiated several years ago, Cegetel Group focuses its research and development efforts in four complementary areas:

     - involvement in national research networks through cooperative research projects and an active presence in decision-making agencies and strategic authorities;

     - contribution to university research projects via the Cegetel -- SFR Foundation and significant contacts with the academic world;

     - active participation in standardization in the IP and 3G mobile segments; and

     - increasing introductions of prototypes of new services with about twenty services.

     Cegetel Group conducts pre-competitive research and development, with particular emphasis on integrating standard components. Through experiments on existing platforms, Cegetel Group also conducts research and development on the preparation of next generation technologies, such as the all IP network, and, in collaboration with Monaco Telecom, in which VTI holds a 55% stake, 3G wireless technology.

     Because of its structure and size, Cegetel Group has a network research strategy. The complementary nature of the academic world, manufacturers, public laboratories and operator partners contributes to an optimized effort and an efficient pooling of project results.

     This substantial research and development effort is reflected in a number of patents, primarily for services related to the mobile internet, geopositioning, and voice services.

     Cegetel Group's research and development costs in 2002 totaled E58.7 million.

MUSIC

     Our music business is operated through UMG, the largest recorded music business in the world measured by revenues according to management estimates for 2002 and the International Federation of

Phonographic Industry (IFPI) for 2001. We have a 92.3% interest in UMG. UMG acquires, manufactures, markets and distributes recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries. UMG also manufactures, sells and distributes music video and DVD products, licenses music copyrights, and owns music/video clubs in certain territories. By way of licenses to third parties and through its joint venture with Sony Music Entertainment, pressplay, UMG participates in and encourages online electronic music distribution.

     UMG is also active in the music publishing market, in which UMG acquires rights to musical compositions (as opposed to recordings) in order to license them for use in recordings and related uses, such as films, advertisements or live performances. Management believes that UMG is the number three global music publishing company with over one million owned or administered titles.

     The following table provides a breakdown of UMG's revenues and selected market share information on a geographic basis for the periods indicated:

                                    REVENUES

                                                  YEAR ENDED                         YEAR ENDED
                                              DECEMBER 31, 2002,                 DECEMBER 31, 2001,
                                       --------------------------------   --------------------------------
                                          REVENUE       MARKET SHARE(1)      REVENUE       MARKET SHARE(2)
                                       -------------    ---------------   -------------    ---------------
                                       (IN MILLIONS)          (%)         (IN MILLIONS)          (%)
North America........................     E2,772              29.0           E2,921              28.3
Europe...............................      2,588              27.3            2,655              26.5
Far East.............................        588              12.2              671              11.0
ANZ/Africa...........................        139              24.5              137              22.7
Latin America........................        190              18.3              176              15.0
                                          ------             -----           ------             -----
TOTAL................................     E6,276              24.4           E6,560              23.5
                                          ======             =====           ======             =====

---------------

(1) Market share data is based on UMG estimates. Market share data from third party sources is not available in all regions. Third party market share data is not available for 2002.

(2) 2001 market share data is based on IFPI estimates.

RECORDED MUSIC

     UMG's recorded music business is the largest in the world. UMG holds particularly strong positions in the important North American and European music markets, which together account for nearly three-quarters of global sales.

     UMG has a strong collection of major recording labels including: popular music labels Island/Def Jam, Interscope/Geffen/A&M, MCA Records, Mercury Records, Polydor and Universal Motown Records Group; classical labels Decca, Deutsche Grammophon and Philips; and jazz labels Verve and Impulse! Records. Interscope/Geffen/A&M, with artists such as Eminem, Sheryl Crow, No Doubt, Enrique Iglesias and Vanessa Carlton, was the number one label in the US in current album market share in 2002 according to SoundScan. Island/Def Jam, with artists such as Ashanti, Musiq and Cam'ron, was the number two US label.

     In an industry in which size confers significant scale benefits, UMG's recorded music business has been steadily increasing its market share. While 2002 was a challenging year for the music industry, with global market sales declining an estimated 9.5% due to the combined effect of economic downturn, piracy and illegal downloading of music from the internet, UMG outperformed its major competitors, increasing its global market share, according to UMG management estimates, from 23.5% at year end 2001 to 24.4% at year end 2002.

     The key to UMG's success in growing its market share has been its ability to consistently spot, attract and retain a relatively high proportion of successful artists and market them effectively. We believe this is mainly due to:

     - The relative stability of the management team compared to UMG's major competitors, which has allowed UMG to have a consistent strategy to respond effectively to industry and social trends and challenges;

     - UMG's size and strength in distribution which builds on itself by attracting established artists;

     - UMG's huge catalog of prior hit releases that provide a stable and profitable revenue stream, accounting for nearly one-third of sales, without significant additional investment;

     - UMG's diverse array of decentralized labels that complement each other through their focus on different genres, sub-genres and market segments thereby mitigating the effect of changes in consumer tastes; and

     - Multi-album contracts which secure long-term relationships with some of the most important artists in the industry.

     UMG generally acquires the contractual right to the output of musical artists by paying them an advance against a percentage royalty on the wholesale or retail price of their recordings. With a few exceptions, rights are contracted on an exclusive and global basis. UMG manages approximately 2,000 active artists and has approximately 50,000 albums in its active product catalog.

     In line with the rest of the industry, UMG's revenues and profits are driven by hits, with a relatively small proportion of releases accounting for the majority of sales. Therefore, UMG's labels usually sign new artists for multi-album contracts, typically up to six albums (most of those albums at UMG's option) so that those artists that become successful are tied-in sufficiently to support the cost of producing the vast majority of recordings that are not as commercially successful. Established artists command higher advances and royalty rates and it is not unusual for a recording company to renegotiate contract terms with a successful artist. However, UMG is not dependent on any one artist. UMG's top 15 album releases accounted for 14% of unit volume in 2002.

     Best selling albums in 2002 included those by Eminem, Shania Twain and Nelly. Eminem recordings, including the 8 Mile original sound track, sold over 21 million copies worldwide in 2002. The strength and depth of UMG's catalog was highlighted once again with Greatest Hits albums for U2, Nirvana and Elton John selling over 11 million units in the aggregate. New artists also made a significant contribution to activity and releases from Ashanti and Vanessa Carlton shipped in excess of 6 million units in the aggregate. In 2003, UMG released the successful 50 Cent debut album and also has scheduled releases of new albums by Ashanti, Blink 182, Dr. Dre, Jay Z, Limp Bizkit, Nickelback, Sting, Texas and U2.

     In addition to recently released recordings, we also market and sell recordings from our catalog of prior releases. Sales from this library account for a significant and stable part of our recorded music revenues each year. We own the largest catalog of recorded music in the world, with performers from the US and the UK and around the world, including: ABBA, Louis Armstrong, Chuck Berry, James Brown, Eric Clapton, Patsy Cline, John Coltrane, Count Basie, Bill Evans, Ella Fitzgerald, The Four Tops, Marvin Gaye, Jimi Hendrix, Billie Holiday, Buddy Holly, The Jackson Five, Antonio Carlos Jobim, Herbert von Karajan, Bob Marley, Nirvana, The Police, Smokey Robinson, Diana Ross & The Supremes, Rod Stewart, Muddy Waters, Hank Williams and The Who.

     The average price of a CD album in the US has fallen at a compound annual rate of 2.5% from $21.50 in 1983 to $14.02 by 2000 according to the Recording Industry Association of America (RIAA). Discounting to drive momentum on certain releases, increased competition from other forms of entertainment, such as home video DVDs, and discounting by retailers to build store traffic, have all contributed to lowered prices. In general, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended, and no profitable new format has emerged to drive growth.

     Technological advances and the conversion of music into digital formats have made it easy to create, transmit and "share" high quality, unauthorized copies of music through pressed disc and CD-R piracy, home CD burning and the downloading of music from the internet. Unauthorized copies and piracy cost the recorded music industry an estimated $4.3 billion in lost revenues during 2001, the last year for which data is available, according to the International Federation of the Phonographic Industry. IFPI estimates that 1.9 billion pirated units were manufactured in 2001, equivalent to about 40% of all CDs and cassettes sold globally. According to IFPI estimates, about 28% of all CDs sold in 2001 were pirated, up from about 20% in 2000. We believe that these percentages are continuing to increase. The industry is, however, increasing its enforcement activities against piracy. Unauthorized copies and piracy both decrease the volume of legitimate sales and put pressure on the price at which legitimate sales can be made. In order to address unauthorized copying and pirating threats, UMG continues to experiment with a variety of technologies designed to prevent CD copying and duplication. In 2002, UMG released a number of titles with copy protection primarily in Europe and, to a lesser extent, in North America.

     UMG markets its recordings and artists through advertising and otherwise gaining exposure for them through magazines, radio, TV, internet, other media and point-of-sale material. Public appearances and performances are an important element in the marketing process. We arrange for television and radio appearances and may provide financing for concert tours by some artists. TV marketing of both specially compiled products and new albums is becoming increasingly important. Marketing is carried out on a country-by-country basis, although global priorities and strategies for certain artists are set centrally. Music sales are weighted towards the last quarter of the calendar year, when approximately one-third of annual revenues are generated.

     In all major countries in which our products are sold except Japan, we have our own distribution services for the warehousing and delivery of finished products to wholesalers and retailers. In certain countries we have entered into distribution joint ventures with other record companies. We also sell music and video products directly to the consumer, principally through two direct mail club organizations: Britannia Music in the UK and D.I.A.L. in France.

E-COMMERCE AND ELECTRONIC DELIVERY

     UMG continues to encourage and participate in new methods to distribute, market, sell, program and syndicate music and music-related programming by exploiting the potential of new technological platforms. We believe that emerging technologies will be strategically important to the future of the music business. Evolving technology will allow current customers to sample and purchase music in a variety of new ways and will expose potential customers to new music. Through a variety of independent initiatives and strategic alliances, we continue to invest resources in the technology and electronic commerce areas that will allow the music business to be conducted over the internet, cellular networks, cable and satellite.

     pressplay, a joint venture of UMG and Sony Music Entertainment, offers access to hundreds of thousands of tracks from all five majors and many independent record companies for a monthly fee. pressplay's subscribers also may retain tracks permanently for an additional fee. UMG also licenses its music to other subscription services including Music Net, Listen.com's Rhapsody, Full Audio and Streamwaves. Consumers may customize internet radio streams so that the music they prefer is played more often, or they may simply listen to programming provided for everyone. In all of these cases, UMG receives a fee or commission each time someone accesses music to which it owns the rights.

     UMG also offers over 70,000 of its recorded music tracks for purchase as permanent downloads through third party sites. UMG is working with Liquid Audio to power the download sales, which are available on Liquid.com, Windowsmedia.com, Towerrecords.com, Musicrebellion.com, MP3.com and 25 other affiliate partner websites. Tracks are available in the Windows Media and Liquid Audio formats and can be downloaded, burned to a CD-R or transferred to a secure portable device. UMG also continues to sell or license its music catalog through various other non-exclusive agreements, both for digital "a la carte" downloading services as well as interactive radio services. For example, UMG has issued catalog licenses to Listen.com and Musicnet for their on-demand subscription services and to Musicmatch and RCS for their interactive radio services.

MUSIC PUBLISHING

     Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings). We enter into agreements with composers and authors of musical compositions for the purpose of licensing the compositions for use in sound recordings, films, videos and by way of live performances and broadcasting. In addition, we license compositions for use in printed sheet music and song folios. We also license and acquire catalogs of musical compositions from third parties such as other music publishers and composers and authors who have retained or re-acquired rights. Accordingly, revenues in this sector are generated largely through licensing fees, with much smaller revenues from sales of printed sheet music and song folios.

     Our publishing catalog includes more than one million titles that we own or administer, including some of the world's most popular songs, such as "American Pie", "Strangers in the Night", "Good Vibrations", "I Wanna Hold Your Hand", "Candle in the Wind", "I Will Survive" and "Sitting on the Dock of the Bay", among many others. Among the significant artists and songwriters represented are ABBA, Prince, The Beach Boys, George Brassens, Bon Jovi, Gloria Estefan, Eddy Mitchell, Andre Rieu, Shania Twain, Andrew Lloyd Webber and U2. Legendary composers represented include Leonard Bernstein, Elton John and Bernie Taupin, and Henry Mancini. Significant acquisitions in 2002 included Koch Music Publishing and the Tupac Shakur catalog as well as compositions by Ashanti, Avril Lavigne, Gloria Estefan, Anastacia, Rob Davis, Royksopp, Liam Gallagher, Jorge Luis Piloto, Paul Kelly, Murlyn Songs, Jack Johnson and The Hives, among others.

COMPETITION

     The profitability of a company's recorded music business depends on its ability to attract, develop and promote recording artists, the public acceptance of those artists and the recordings released in a particular period. UMG competes for creative talent both for new artists and those artists who have already established themselves through another label with the following major record companies: EMI, Bertelsmann Music Group, Warner Music Group and Sony Music Entertainment. UMG also faces competition from independents that are frequently distributed by other major record companies. Although independent labels have a significant combined market share, no label on its own has influence over the market. Changes in market share are essentially a function of a company's artist rosters and release schedules.

     The music industry also competes for consumer discretionary spending with other entertainment products such as video games and motion pictures. Competition for shelf space has intensified in recent years due to the success of DVD video and further consolidation in the retail sector in the US and in Europe which is increasing the quantity of product being sold through multinational retailers and buying groups and other discount chains.

     Finally, the recorded music business continues to be adversely affected by pressed disc and CD-R piracy, home CD burning and the downloading of music from the internet. On-demand music subscription services such as pressplay and on-demand "a la carte" services are being developed to offer the consumer a viable, legitimate, copy-protected online source of music. See "-- Recorded Music".

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

REGULATORY ENVIRONMENT

     The recorded music, music publishing, manufacturing and distribution businesses that comprise UMG are subject to applicable national statutes, common law and regulations in each territory in which it operates. In the US, these agencies include, without limitation, the US Department of Justice, the Federal Trade Commission (FTC), the Environmental Protection Agency and the Occupational Safety and Health Administration, and in the various states they include the Attorney General and other labor, health and safety agencies. Additionally, in the US, certain UMG companies entered into a Consent Decree in 2000 with the Federal Trade Commission for seven years wherein they agreed not to make the receipt of any co-operative advertising funds for their pre-recorded music product contingent on the price or price level at which such product is advertised or promoted.

     In the European Union, UMG is subject to additional pan-territorial regulatory controls, in particular relating to merger control and antitrust regulation. UMG is also subject to an undertaking given to the European Commission arising out of Vivendi's purchase of Seagram, which, for a five-year period (ending in December 2005), requires that UMG shall not discriminate in favor of Vizzavi (formerly a joint venture between Vivendi Universal and Vodafone) in supplying music for downloading and streaming online in the European Economic area. An undertaking given in connection with Vivendi's purchase of Seagram to the Canadian Department of Heritage also requires UMG to continue its investments in Canada's domestic music industry.

     Continuing compliance with the consent decree and undertakings mentioned above do not have a material effect on the business of UMG.

RESEARCH AND DEVELOPMENT

     UMG seeks to participate to the fullest extent in the digital distribution of recorded music and to protect its copyrights and the rights of its contracted artists from unauthorized digital or physical distribution. To this end, UMG has established a new business and technology arm, eLabs. This unit supervises UMG's digitization of content and the online distribution of that content, and generally reviews the licensing of that content to third parties. In addition, it generally reviews and considers the technologies being developed by others for application in UMG businesses, such as technological defenses against piracy in all forms, and is engaged in various projects intended to open new distribution channels or improve existing ones.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

     Our film, television and parks and resorts businesses are conducted primarily through VUE, a limited liability limited partnership 86% held by Vivendi Universal. VUE was formed in May 2002 through a transaction among Vivendi Universal, Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller. Through this transaction, Universal Studios, Inc. contributed to VUE the Universal Studios Group, consisting of Universal's film, television and recreation businesses, and USA Networks Inc. contributed its ownership interest in the USA Entertainment Group, consisting of USA Cable (now known as Universal Television Networks), USA Films (now part of Focus Features) and Studios USA (now known as Universal TV LLC).

     The primary businesses in which VUE engages are:

     - UNIVERSAL PICTURES GROUP (UPG). UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets;

     - UNIVERSAL TELEVISION GROUP (UTG). UTG is engaged in the production and distribution of television programming worldwide as well as the ownership and operation of four domestic cable television networks, including USA Network and the Sci Fi channel, and a network of international television channels outside of the United States; and

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

     - UNIVERSAL PARKS AND RESORTS (UPR). UPR owns and operates theme parks, entertainment complexes and specialty retail stores worldwide.

     In addition to VUE's three primary businesses, VUE also has a Universal Operations Group which is responsible for providing quality production/post production facilities and services to both internal and external productions. It is also responsible for managing VUE's lower lot facility in Los Angeles and ensuring that services to VUE's employees, tenants and productions are uninterrupted.

     On March 20, Barry Diller announced that he was resigning as interim chief executive of Vivendi Universal Entertainment. See "-- Recent Developments".

     The following table shows the pro forma revenue for each of the primary businesses in which VUE is engaged for each of the periods indicated:

                                    REVENUES

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                                2002       2001
                                                              --------    ------
                                                                (IN MILLIONS)
UPG.........................................................  E  3,927    E3,803
UTG.........................................................     2,199     2,134
UPR and Other...............................................       852       937
                                                              --------    ------
Total.......................................................  E  6,978    E6,874
                                                              ========    ======

     The revenue and operational information and data relating to VUE and its businesses set forth in this section is presented on a pro forma basis, adjusted to include the results of the entertainment assets of USA Networks, Inc., which was acquired in May 2002, as if it had been acquired on January 1, 2001 and the results of Universal Studios international television networks in 2002.

UNIVERSAL PICTURES GROUP (UPG)

     VUE, through Universal Pictures and Focus Features, is a major producer and distributor of feature films worldwide. Universal Pictures and Focus Features produce feature films that are initially distributed to theatres and, thereafter, through other "windows" of distribution, including non-theatrical, home video and DVD, pay-per-view and video-on-demand, and pay, free and basic cable and satellite television.

     Key geographic markets for motion picture distribution, as described in the preceding paragraph, include the United States, Canada, Europe, Asia, Latin America and Australia.

     The following tables show information on VUE's motion picture revenue for each of the periods indicated, broken down by geographic market and "release window":

                               GEOGRAPHIC MARKET

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2002
                                                              -----------------
                                                                (IN MILLIONS)
North America...............................................       E2,239
Europe......................................................        1,217
Rest of the World...........................................          471
                                                                   ------
Total.......................................................       E3,927
                                                                   ======

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

                                 RELEASE WINDOW

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                                2002       2001
                                                              --------    ------
                                                                (IN MILLIONS)
Theatrical..................................................  E    746    E  913
Home Video..................................................     2,239     2,016
Television..................................................       943       875
                                                              --------    ------
Total.......................................................  E  3,927    E3,803
                                                              ========    ======

     Major motion pictures released in recent years include Erin Brockovich, Gladiator, The Mummy Returns, Meet the Parents, The Fast and the Furious, Jurassic Park III, Dr. Seuss' How The Grinch Stole Christmas, A Beautiful Mind, The Scorpion King, Red Dragon, The Bourne Identity and 8 Mile. In addition, the Universal Pictures Group produces animated and live-action family programming for home video and television distribution and licenses merchandise in various parts of the world.

     VUE, through its wholly-owned subsidiaries, distributes its motion pictures in the United States and Canada to theaters. Throughout the rest of the world, VUE distributes its motion pictures through United International Pictures, a joint venture owned equally by Universal Studios International B.V., a wholly-owned subsidiary of VUE, and Paramount Pictures International. Through an agreement with DreamWorks SKG, VUE also distributes theatrically DreamWorks' motion pictures outside of the United States and Canada.

     The distribution of VUE's products on videocassettes and DVDs is handled by wholly-owned subsidiaries of VUE throughout the world. Through a servicing agreement with DreamWorks SKG, VUE also distributes DreamWorks' home video products throughout the world.

     After a motion picture's theatrical exhibition and its home video/DVD release, VUE seeks to generate revenues from various other distribution channels, including non-theatrical distribution (such as airlines, hotels, cruise ships and armed forces facilities) and various forms of television distribution. Television distribution includes worldwide exhibition on pay-per-view and video-on-demand services, subscription pay television services, network and basic cable and satellite television services, and independent television stations. VUE does not always have rights in all media of exhibition to all motion pictures that it theatrically releases and does not necessarily distribute a given motion picture in all of the foregoing media in all markets.

     VUE's licensing arrangements may be on an "output" basis, where the licensee is obligated to exhibit some or all of VUE's future motion pictures or programs over a given period of time, or on a package basis, where the licensee is obligated to exhibit one or more specified motion pictures or programs. In the US, VUE has output arrangements for pay-per-view and/or video-on-demand exhibition with parties such as DirecTV, EchoStar and iN Demand. As for pay television, VUE has output arrangements with Home Box Office, providing for the licensing of films released for theatrical exhibition through the year 2010, as well as a partially overlapping arrangement with Starz Encore Group, providing for the licensing of a portion of the films released for theatrical exhibition through the year 2004. VUE also licenses motion pictures and other programs to the broadcast television networks ABC, NBC, CBS, Fox, UPN and The WB, to independent broadcast television stations and to basic cable networks, such as AMC, Bravo, Comedy Central, MTV, Sci Fi Channel, TBS and USA; domestically, these licenses are generally made on a package basis. In international markets, VUE licenses motion pictures and other programs on both an output and package basis to leading third-party pay-per-view and video-on-demand services and to free, basic and pay television services, including programming services operated by various affiliated entities and several joint ventures with various other major studios and other partners.

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

UNIVERSAL TELEVISION GROUP (UTG)

     UTG is engaged in two primary businesses:

     - UTG CABLE. UTG's cable business owns and operates four domestic cable television networks and a network of international pay television channels outside of the United States; and

     - TELEVISION PRODUCTION AND DISTRIBUTION. UTG's television production and distribution business is engaged in the production and distribution of television programming worldwide.

     The following table shows UTG's revenues for each of the primary businesses in which UTG is engaged broken down for each of the periods indicated:

                                    REVENUES

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
                                                               (IN MILLIONS)
Cable Television Networks(1)................................  E1,252    E1,338
Television Production and Distribution......................     947       795
                                                              ------    ------
TOTAL.......................................................  E2,199    E2,134
                                                              ======    ======

---------------

(1) Includes international TV channels.

     In 2002, 78% of UTG's revenues were generated in North America. VUE also distributes worldwide current television series and made-for-video and made-for-television motion pictures, as well as titles from its extensive motion picture and television library, which consists of varying rights to thousands of previously released feature films and many well-known television series and made-for-video and made-for-television motion pictures. In the US, such licenses are generally made on a package basis, while outside the US such licenses may be either on an output or package basis depending on the territory and licensee involved.

Cable Television Networks

     In the US, VUE operates four domestic 24-hour, basic cable television networks, USA Network, Sci Fi Channel, TRIO and NewsWorld International (NWI).

     Cable television networks derive virtually all of their revenue from two sources:

     - Affiliate revenues. Per subscriber fees paid by the cable television operators and other distributors to cable television channel providers. These revenues generally provide more stable and predictable cash flow; and

     - Advertising revenues. The sale of advertising time to national advertisers during the programming carried on each of the networks.

     The relative stability of affiliate revenues helps reduce cable television networks' sensitivity to advertising cycles. UTG's cable television network combined revenue streams have grown at an average rate of 10% over the past 5 years. The total market size, between affiliate and revenue fees, is estimated to be $17.5 billion (Kagan/UTV Research).

     The following table shows a breakdown of UTG's cable television network revenues for each of the periods indicated:

                                    REVENUES

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
                                                               (IN MILLIONS)
Cable Television Networks(1)
  Affiliate revenues (subscription fees)....................  E  721    E  695
  Advertising revenues......................................     531       643
                                                              ------    ------
TOTAL.......................................................  E1,252    E1,338
                                                              ======    ======

---------------

(1) Includes international TV channels.

     USA Network is a general entertainment network featuring original series and movies, theatrical movies, off-network television series and major sporting events, designed to appeal to the available audiences during particular viewing hours. In general, USA Network's programming is targeted at viewers between the ages of 18 and 54. According to Nielsen Media Research, as of December 31, 2002, USA Network was available in approximately 87 million US households. According to Nielsen Media Research, for 2002, USA Network was first among all domestic basic cable television networks in primetime ratings among adults 18-49 (Mon-Sun 7pm-11pm).

     USA Network's program line-up features original series, including the two highest rated original dramatic series on basic cable television (Dead Zone and Monk) and approximately six movies/mini-series produced exclusively for it each year. USA Network's programming also includes off-network series, such as JAG, Nash Bridges, Walker, Texas Ranger, Law & Order: Special Victims Unit and Law &
Order: Criminal Intent, and major theatrically released feature films. USA Network is home to the AFI Life Achievement Awards, Eco-Challenge, exclusive midweek coverage of the US Open Tennis Championships, The Westminster Kennel Club Dog Show, and early round coverage of The Masters, The Ryder Cup and other major PGA Tour golf events.

     Sci Fi Channel was launched in 1992. Sci Fi Channel features science fiction, horror, fantasy, paranormal and reality programming. In general, Sci Fi Channel's programming is designed to appeal to viewers between the ages of 25 to
54. According to Nielsen Media Research, as of December 31, 2002, Sci Fi Channel was available in approximately 79.4 million US households. According to Nielsen Media Research, in 2002, Sci Fi Channel was sixth among all basic cable television networks in adults 25-54 and ninth in adults 18-49.

     Sci Fi Channel's program lineup includes many original dramatic and reality series, such as: Stargate: SG-1, Farscape, Tremors: The Series, Crossing Over With John Edward and Scare Tactics. Additionally, Sci Fi Channel airs popular vintage series ranging from The Twilight Zone to Quantum Leap to digitally-remastered episodes of the original Star Trek series. Sci Fi Channel continuously updates its programming library with popular current sci-fi fare such as X-Files, The Outer Limits, Babylon 5 and Beyond Belief: Fact or Fiction. Additionally, Sci Fi Channel features many popular theatrical movies, as well as movies and mini-series made specifically for the network. In 2002, Sci Fi Channel grabbed headlines with the record-breaking 20-hour original premiere mini-series, Stephen Spielberg Presents Taken. In 2003, Sci Fi Channel will telecast two more mini-series made directly for it -- Frank Herbert's Children of Dune and Battlestar Galactica.

     TRIO and NWI were acquired by USA Cable from the Canadian Broadcasting Corporation and Power Broadcasting Inc. in May 2000. TRIO relaunched in June 2001 as "popular arts television" featuring the best in film, fashion, music, stage and popular culture. NWI is a 24-hour international news channel that presents newscasts every hour as well as long-form contemporary magazine shows. At December 31, 2002, TRIO and NWI were available in 15 million and 14 million households respectively.

     USA Network and Sci Fi Channel typically enter into long-term agreements for their major off-network series programming. Their original series commitments usually start with less than a full year's commitment, generally a pilot episode, but contain options for further production over several years. These original productions will include specials, series, and made-for-television movies. USA Network, and to a lesser extent, Sci Fi Channel, acquire theatrical films in both their "network" windows and "pre-syndication" windows. Under these arrangements, the acquisition of such rights is often concluded many years before the actual exhibition of the films begins on the network. Each network's original films start production less than a year prior to their initial exhibition.

International Television Channels

     Universal Studios Networks Worldwide Ltd. and various other indirect subsidiaries of Universal Studios, Inc. operate a network of international television channels. As of December 31, 2002, Universal Studios Networks Worldwide manages branded television channels in 25 countries outside of the United States. 13th Street -- The Action & Suspense Channel reaches television subscribers via satellite and cable systems in France, Germany and Spain. Studio Universal, a basic-tier television movie channel, is currently available to cable and satellite subscribers in Germany, and to satellite subscribers in Italy. The Sci Fi Channel, a basic-tier television channel with a science-fiction theme, is currently available to cable and satellite subscribers in the UK. Finally, the USA Network channel, a basic-tier general entertainment channel, is offered to cable and satellite subscribers in Brazil, through a local joint venture partially owned by a Universal Studios subsidiary, and in 19 other countries in Latin America.

Television Production and Distribution

     VUE is one of the major suppliers of television programs made for worldwide exhibition. Through its various subsidiaries, VUE either directly produces, or finances and acquires ownership of, and distributes a broad variety of television series, made-for-television movies, mini-series, children's shows and game and reality-based programs.

     The production business tends to be less predictable than the cable television business as it requires significant upfront investment with no guarantee of the success of a television series. Typically, a show is created on a pilot format, which, if successful, will be licensed by a broadcast network for a number of seasons. License fees paid by the network typically do not cover costs, meaning that a television show typically only becomes profitable after entering syndication (usually after four seasons). However, approximately 90% of shows are cancelled before the fourth season. This means that the key drivers for the television production and distribution business are the recruitment and retention of creative talent and a good "hit ratio" of successful television shows that are launched.

     VUE is a supplier of primetime dramatic and comedy programming for initial exhibition on the US broadcast networks, including (during the 2002/03 television season) the long-running series Law & Order and its spinoffs, Law &
Order: Special Victims Unit and Law & Order: Criminal Intent, the newly launched Dragnet and several series co-produced with individual US networks, including The District and The Agency on CBS, and American Dreams and Mister Sterling on NBC. VUE is likewise a leading supplier of programs for initial exhibition in US domestic syndication (i.e., sales to individual television stations or station groups). During the 2002/03 season, these programs included talk shows -- Maury (hosted by Maury Povich) and The Jerry Springer Show -- and such game and reality shows as Blind Date, Fifth Wheel and Crossing Over With John Edward. VUE also finances, acquires and distributes programs produced for initial exhibition on VUE's US cable television networks, including the dramatic series Tremors on Sci Fi Channel and Monk on USA Network, as well as the epic mini-series Helen of Troy for USA Network. VUE also has a majority interest in the new production label Reveille LLC, which is currently launching the new series Nashville Star on USA Network, as well as two new series -- The Restaurant and The Fast & the Furious -- on NBC.

UNIVERSAL PARKS AND RESORTS (UPR)

     Universal Parks & Resorts is a leader in the development and operation of theme parks. UPR owns 100% of Universal Studios Hollywood, the world's largest combined movie studio and movie theme park, and Universal Studios CityWalk, a complex that offers shopping, dining, cinemas and entertainment, each located in Universal City, California. Additionally, through joint ventures among Blackstone and Universal City Development Partners, UPR owns 50% of Universal Studio Florida -- a combined movie studio and movie theme park, Universal's Islands of Adventure -- a theme park also in Florida, and Universal Studios CityWalk -- a complex that offers shopping, dining, cinemas and entertainment. Further stakes include a 25% interest in UCF Hotel Venture -- a joint venture owning three hotels adjacent to the Orlando theme parks, a 37% interest in Universal Mediterranea near Barcelona, Spain, comprised of a theme park, water park and two hotels, and a 24% interest in Universal Studios Japan in Osaka. UPR also owns a chain of 670 Spencer Gifts retail stores throughout the US, Canada and the UK.

     The US market is now mature and further growth is more likely to come from business expansion in Asia and Europe.

     UPR's business is seasonal and bad weather can adversely impact attendance at theme parks and resorts. Attendance at theme parks follows a seasonal pattern which coincides closely with holiday and school schedules. Prolonged bad or mixed weather conditions during our seasonal peak attendance periods may reduce attendance causing a greater decline in revenues than if those conditions occurred during a low attendance period.

     Theme park construction and operation is capital-intensive. Maintenance capital expenditures can absorb 5% to 10% of revenues, while the cost of developing a new destination park can range from $1 to $2 billion. UPR attempts to share the costs of developing the parks by taking only a partial equity interest while signing agreements to manage the completed parks. For managing the parks, VUE receives an annual management fee.

     On February 10, 2003, UPR (through its wholly owned Mauritius entity Universal Studios Holding, Ltd.) entered into a joint venture with two partners in the People's Republic of China for the construction of a theme park in Shanghai. UPR will have a 25% interest in the joint venture. The agreement provides that UPR will manage day-to-day operations of the park and will have key veto rights. The total project cost is estimated to be $875 million. Each of the partners has agreed to grant a completion guarantee. See "Operating and Financial Review and Prospects -- Contingent Liabilities".

COMPETITION

Competition in the Motion Picture Industry

     There are eight major competitors in the motion picture industry in the US and several independents that compete aggressively against each other in all aspects of the production, acquisition and distribution of motion pictures. These companies include Universal Pictures, The Walt Disney Company, Warner Bros., DreamWorks SKG, Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios, Inc., Twentieth-Century Fox Film Corporation and Sony (through Columbia/Tri-Star and Sony Pictures). These US "majors" compete against each other and against independent motion picture companies for product, talent and revenue received at the box office from the distribution of motion pictures through all of the distribution channels discussed above. Market share in the US and international markets varies widely from picture to picture, by "window" and geographic market, and year to year given the volatility in the commercial acceptance of motion pictures by consumers. In 2002, according to the Motion

Picture Association of America, Universal Pictures ranked fifth in the US theatrical market with a 9.3% market share.

     Competition is also intense in distributing VUE's theatrical motion pictures in the various television markets. There are numerous suppliers of television programming worldwide, including the television networks, the other major studios and independent producers, all of which compete actively for the limited number of broadcast hours available on free, basic cable and pay television. In addition, unlike VUE, many of the other major studios are affiliated with major broadcast television networks, which can provide a ready means of distributing their products, as well as an additional source of earnings that can offset the fluctuations in the financial performance of their motion picture and television operations.

Competition in Television Production and Distribution

     VUE produces television programs in a highly competitive environment, as such programs must compete with television product supplied by other producers, as well as all other forms of entertainment and leisure time activities. Within the television industry, VUE must first compete for the creative talent -- writers, actors, producers -- and the underlying literary properties needed to produce television shows. VUE's produced programs, including television series and made-for-television and made-for-video motion pictures, must then strive for success in a worldwide television marketplace that has become ever more competitive as digital cable and satellite delivery increasingly expand the number of channels (and competing programs) available to consumers. Competition in the critical US production market has also been increased by the growing consolidation and vertical integration of several large television and media giants. In particular, the 1995 repeal of the financial interest and syndication rules in the US has permitted these conglomerates to combine ownership of television production businesses with broadcast networks. As a result, the current US broadcast networks -- ABC, CBS, NBC, Fox, The WB and UPN -- are able to fill their schedules with a large percentage of self-owned programs, thus reducing the number of time slots available to VUE and other "outside" producers. Nonetheless, up through the current 2002/03 season, VUE continues to be one of the primary "independent" suppliers of broadcast network programming. VUE has also achieved success in producing original programming for VUE's own cable networks and remains a leading producer of "first-run" syndicated product. Internationally, competition can be exacerbated due to regulatory and local market factors, including the imposition of quotas, limiting the amount of foreign programming those television services are permitted to exhibit, and increases in the availability of locally produced programs.

Competition in the Cable Television Industry

     VUE's basic cable television networks compete for access to customers and for audience share and revenue with other cable program services, broadcasters, and other forms of entertainment. Cable operators and other distributors only contract to carry a limited number of the available networks. Therefore, they may decide not to offer a particular network to their subscribers, or they may package a network with other networks in a manner that only a portion of their subscribers will receive the service (for example, by charging an additional fee). In addition, there has been increased consolidation among cable operators, so that VUE's networks have become increasingly subject to the carriage decisions made by a small number of operators. This consolidation may reduce the per-subscriber fees received from cable operators in the future. This consolidation also means that the loss by any network of any one or more of its major distributors could have a material adverse impact on the network. The competition for advertising revenues also has become more intense as the number of television networks has increased. While many factors affect advertising rates, ultimately they are dependent on the numbers and types of viewers that a program attracts. As more networks compete for viewers, it becomes increasingly difficult to increase or even maintain a network's number of viewers. Moreover, to do so may require a network to spend significantly greater amounts of money on programming. Therefore, greater pressure may be placed on a network's ability to maintain advertising revenue levels and to try and generate increases. The competition for third-party programming also is likely to increase.

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

Many networks, including VUE's networks, are affiliated with companies that produce programming. This programming is becoming increasingly difficult to acquire by third parties or unaffiliated networks. As a result, there is likely to be strong competition to acquire remaining programming.

Competition in the Theme Park Industry

     Theme parks can be separated into two main categories: destination parks (the largest parks, historically located within the US territory, attracting both US and overseas visitors) and regional parks (smaller parks, attended by visitors living in the same area). UPR operates in the first category together with market leader Disney, though recent declines in travel have decreased the proportion of non-local visitors. Companies such as Six Flags and Cedar Fair operate in the regional park segment. Barriers to entry, especially in the destination park segment, are high as development of new parks is constrained by availability of land and capital.

     VUE, through Universal Parks & Resorts, competes aggressively against other major theme park operators including The Walt Disney Company, Anheuser Busch Companies, Paramount Parks, Six Flags Theme Parks, Inc. and Cedar Fair, LP.

LEGAL AND REGULATORY ENVIRONMENT

Legal and Regulatory Environment in Motion Picture Production and Distribution

     In the US, the motion picture production and distribution businesses are largely unregulated due to protections given to expressive works under the United States Constitution. There are, however, many federal, state and local statutes and regulations that are integral to the business and under which the businesses operate including, without limitation, the copyright, trademark, antitrust, anti-discrimination and environmental, health and safety laws and regulations. In addition, many federal and state agencies exercise some degree of oversight and, at times, may initiate investigations and enforcement proceedings with regard to industry practices. These agencies include, without limitation, the United States Department of Justice, the Federal Trade Commission, the Department of Labor, the Equal Employment Opportunity Commission, the Environmental Protection Agency and the Occupational Safety and Health Administration and, in the State of California, the Attorney General, the Department of Toxic Substances and the California Division of Industrial Relations. VUE, through a variety of internal policies and compliance procedures, regulates itself in many of these areas. In a few limited areas, a consent decree and undertakings further regulate the operations of VUE. In the US, the motion picture distribution and exhibition industries are regulated by the consent decree in US v. Paramount Pictures, Inc.; this consent decree, affirmed in 1950, prohibits certain conduct by film distributors, including price fixing and product tying, and requires film distributors to license product on a film-by-film and theater-by-theater basis. In the European Union, VUE is regulated by an undertaking in the pay-TV area which, for a five-year period in each affected country, starting from the end of Universal's existing first window output deal in that country, will regulate certain business with Canal+; and is regulated in the film distribution area through an undertaking given by United International Pictures, the joint venture through which VUE distributes its feature films theatrically outside of the US and Canada. An undertaking with the Canadian Department of Heritage also regulates certain operations of Universal Studios Canada. Continuing compliance with the laws, regulations, consent decree and undertakings mentioned in this paragraph do not have a material effect on the business of VUE.

Legal and Regulatory Environment in Television Production and Distribution

     Many countries enforce quotas that restrict the amount of US-produced television programming that may be aired on television in such countries. There can be no assurances that additional television quotas will not be enacted or that countries that already impose quotas will not more strictly enforce them. Additional or more restrictive quotas or stricter enforcement of existing quotas could adversely affect VUE's business by limiting its ability to exploit its motion pictures and television products internationally.

     Distribution rights to motion pictures and other programs are granted legal protection under US copyright law and the copyright laws of many foreign countries, which generally provide civil and criminal penalties for the unauthorized duplication and exhibition thereof. VUE's ability to distribute and exploit its motion pictures and other television programming is affected by the strength and effectiveness of these laws. VUE attempts to take appropriate and reasonable measures to secure, protect and maintain copyright protection for all of its motion pictures and other television programming under the laws of applicable jurisdictions. However, despite these measures, motion picture piracy continues to be extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern Bloc countries. In the past, various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to be more aggressive in preventing motion picture piracy. In addition, the US government has publicly considered trade sanctions against specific countries that do not take steps to prevent copyright infringement of US-produced motion pictures. There can be no assurance that voluntary industry embargoes or US government trade sanctions will be enacted or be effective. If enacted, such actions could impact the amount of revenue that VUE realizes from the international exploitation of its motion pictures depending upon the countries subject to such action and the duration of such action, and if not enacted or not effective or if other measures are not taken, VUE may continue to lose an indeterminate amount of revenue as a result of piracy.

     US television stations and networks, as well as foreign governments, impose content restrictions on motion pictures that may restrict in whole or in part exhibition on television or in a particular territory. There can be no assurance that such restrictions will not limit or alter VUE's ability to exhibit certain motion pictures in such media or markets.

     VUE is subject to certain regulations by the European Union and other international regulatory authorities. The European Commission recently initiated investigations into certain aspects of licensing relationships between studios and channel operators, and there are no assurances that limitations or restrictions enacted as a result of those investigations or otherwise will not adversely affect VUE's business and financial results.

Legal and Regulatory Environment Affecting Television Channels and Programming

     The communications industry, including the operation of television broadcast stations, cable television systems, satellite distribution systems and other multichannel distribution systems and, in some respects, vertically integrated cable programmers, is subject to a substantial federal regulation, particularly under the Communications Act of 1934, as amended, and the related rules and regulations of the Federal Communications Commission (FCC).

     CABLE PROGRAMMING. The Cable Television Consumer Protection and Competition Act of 1992 prohibits a cable operator from engaging in unfair methods of competition that prevent or significantly hinder competing multichannel video programming distributors from providing satellite-delivered programming to their subscribers. The FCC has adopted regulations to (1) prevent a cable operator that has an attributable interest, including voting or non-voting stock ownership of at least 5%, in a programming vendor from exercising improper influence over the programming vendor in the latter's dealings with competitors to cable; and (2) prevent a programmer in which a cable operator has an attributable interest from discriminating among cable operators and other multichannel video programming distributors, including other cable operators.

     Cable television systems in the US are also subject to regulation pursuant to franchises granted by a municipality or other state or local governmental entity.

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

     DIGITAL TELEVISION. The FCC has taken a number of steps to implement digital television service (including high-definition television) in the US, including the adoption of a final table of digital channel allotments and rules for the implementation of digital television. The table of digital allotments provides each existing television station licensee or permittee with a second broadcast channel to be used during the transition to digital television, conditioned upon surrender of one of the channels at the end of the digital television transition period. The FCC set a target date of May 2002 for completion of construction of digital television facilities and 2006 for expiration of the digital transition period, subject to biennial reviews to evaluate the progress of digital television, including the rate of consumer acceptance. Although the FCC has granted waivers of the May 2002 target date to a number of stations and a number of requests for waivers are pending, the number of stations providing both digital and analog programming has steadily increased and is expected to do so at an accelerated rate during the next several years. Under the FCC's rules, deployment of digital television is taking place in the major television markets more rapidly than in smaller markets; and, in those markets where digital television channels are now operational, cable programmers face competition from both over-the-air analog and over-the-air digital television service.

     MUST-CARRY/RETRANSMISSION CONSENT. Full-power television broadcasters are required to make triennial elections to exercise "must-carry" or "retransmission consent" rights with respect to their carriage by cable systems in each broadcaster's local market. By electing must-carry rights, a television broadcaster demands carriage on a specified channel on cable systems within its television market, defined by Nielsen as a Designated Market Area. Alternatively, if a television broadcaster chooses to exercise retransmission consent rights, it can prohibit cable systems from carrying its signal or grant the appropriate cable system the authority to retransmit the broadcast signal for a fee or other consideration. The FCC currently is conducting a rulemaking proceeding to determine whether, in certain circumstances, it should require carriage of a television station's digital and analog signals. Some stations have exercised retransmission consent rights with respect to digital programming with the result that cable operators are carrying some combination of the digital and analog programming on their systems.

     REGULATIONS APPLICABLE TO CABLE SYSTEMS AFFECTING PROGRAMMING. Cable television operators also are subject to regulations concerning the commercial limits in children's programming, and closed captioning. The FCC's closed captioning rules, which became effective January 1, 1998, provide for the phased implementation, beginning in the year 2000, of a universal on-screen captioning requirement with respect to the vast majority of video programming. Cable television operators are also subject to regulations concerning commercial limits on children's programming, political advertising and indecency standards. Although all of these content regulations formally apply to the cable operator, cable programmers are required to distribute programming that meets these restrictions.

Legal and Regulatory Environment in the Theme Park Business

     VUE, through Universal Parks & Resorts, operates theme parks around the world in accordance with the highest health, safety and environmental standards. In the State of California, legislation and implementing regulations require the reporting to the state of certain incidents that occur on permanent amusement rides, which result in the death or serious injury to a guest. VUE and the other major theme park operators in Florida voluntarily report similar incidents that occur in their Florida theme parks to the state. These requirements and practices do not have a material effect on the business of VUE.

CANAL+ GROUP

     Canal+ Group, has two principal lines of business:

     - Pay-TV France: the leader in the production and distribution of pay-TV in France, through Canal+ premium channel, CanalSatellite digital platform, NC Numericable cable platform and Multithematiques theme channels; and

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

     - StudioCanal: a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs.

     In addition to its two primary lines of business, Canal+ Group also has other European pay-TV and sports interests.

     We own 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A. and 67% of CanalSatellite.

     The following table shows Canal+ Group's revenues for the periods indicated, broken down by business line.

                                    REVENUES

                                                               YEARS ENDED DECEMBER 31
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Pay-TV -- France............................................  E2,652    E2,530    E2,427
StudioCanal.................................................     455       429       328
Other(1)....................................................   1,635     1,604     1,299
                                                              ------    ------    ------
CANAL+ GROUP................................................  E4,742    E4,563    E4,054
                                                              ======    ======    ======

---------------

(1) Other is primarily comprised of international pay-TV, including Telepiu, Canal+ Benelux, Canal+ Nordic, Cyfra+, Canal+ Technologies and Expand.

     The revenue and operational information relating to Canal+ Group and its businesses is presented on a pro forma basis to exclude the results of Universal Studio's international television networks in 2002.

     Subscription revenues, which are the largest portion of Canal+ Group's revenues, depend primarily on four factors: subscription growth, growth in ARPU, churn rates and programming packages chosen by subscribers which may increase monthly subscription rates.

     Pay-TV is a subscription business. As a result, Canal+ Group has steady monthly income and predictable revenues. Over 50% of new subscriptions for Canal+ Group's pay-TV operations are gained during the last four months of the year.

     Canal+ Group has suffered losses in recent years in large part due to its international growth strategy. In late 2002, Canal+ Group announced that it would restructure its business around its French pay-TV and film production businesses, and certain of its other assets have been or are in the process of being sold. On February 5, 2003, Canal+ Group disposed of its 89% interest in Canal+ Technologies, a supplier of software for digital television. Canal+ Group has also agreed to sell Telepiu, the Italian pay-TV business, to News Corporation. The Telepiu disposal remains subject to regulatory approval.

PAY-TV -- FRANCE

     Canal+ Group's pay-TV operations in France are engaged in the production of pay-TV channels (Canal+, Multithematiques and others) and the operation of satellite and cable platforms (CanalSatellite and NC Numericable).

     The cost of purchasing rights for premium channel programming, including investments required in French and European programming described below, is the largest operating cost for Canal+ Group, representing over 70% of operating costs in 2002. Other operating expenses include subscriber acquisition costs (sales commissions and marketing expenses), subscriber management costs (cost of set-top boxes which are rented to the subscribers, call centers, etc.), and transmission costs.

     The French Audiovisual Council has granted licenses to Canal+ Group for five channels (the maximum number allowed to be under common ownership) for future digital terrestrial broadcasting in France. Those channels are Canal+, Sport+, I-Television, Planete and CineCinema.

Canal+

     Canal+ was the first premium pay-TV channel in Europe and remains the leading pay-TV channel in France. Canal+, which broadcasts recent films and sports events on an exclusive basis, is available through customized local versions in eleven European countries. In France, Canal+ is available both as an analog channel and on cable and satellite. French digital satellite and cable subscribers have access to a multiplex of four Canal+ channels.

     Under French law, Canal+ Group cannot own more than its existing 49% interest in the broadcasting activities of Canal+. Canal+ Group holds this interest through a 49% interest in Canal+ S.A., a publicly traded company listed on the Paris Second Marche, which owns the Canal+ channel.

     Canal+'s 2002 revenues were generated mainly by subscriptions (94%) and advertising (5%).

     The following table shows information about Canal+'s subscriptions, for the periods indicated:

                                 SUBSCRIPTIONS

                                                               YEARS ENDED DECEMBER 31,
                                                           --------------------------------
                                                             2002        2001        2000
                                                           --------    --------    --------
                                                               (IN THOUSANDS, EXCEPT %)
Subscription base French pay-TV market(1)
  Digital................................................     5,631       5,075       4,473
  Analog.................................................     4,554       4,625       4,723
Subscription base Canal+ (premium)
  Digital................................................     1,613       1,505       1,396
  Analog.................................................     2,864       3,046       3,224
Churn (annual)...........................................      10.6%       10.8%        9.9%

---------------

(1) Includes cable, satellite and direct-to-air.

     Canal+ attracts subscribers principally through its films and sports offerings. Canal+ broadcasts more than 400 films annually, about 80% of which are French TV premieres. Canal+ sports offerings include French top league soccer, Champions League and other major European soccer leagues, horse racing, rugby union, golf, boxing and various US sports. Canal+ also offers original premium programs.

     Among Canal+'s sports offerings, French soccer premier league is an important driver of our subscriber base and Canal+ pays significant licensing fees for the right to broadcast games. The French premier league current contract expires in June 2004. Canal+ and the French soccer premier league negotiated an agreement whereby Canal+ would have had exclusive broadcasting rights for the premier league 2004-2007 seasons. However, upon petition by Canal+'s competitor Television par Satellite (TPS), the French competition council stayed effectiveness of this agreement. We are currently in a court recommended mediation with TPS over the broadcasting rights for the 2004-2007 premier league seasons. See "Legal Proceedings".

     Obligations contained in Canal+'s broadcasting license impose significant requirements on Canal+'s investments, broadcasting and use of revenues. See "-- Regulatory Environment".

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

Theme Channels

     Canal+ Group has approximately 40 theme channels across Europe including approximately 20 theme channels in France. As part of its strategic restructuring, Canal+ will be focusing this activity on the French market.

CanalSatellite

     Canal+ Group owns 67% of CanalSatellite, the leading French Satellite TV platform. The remaining shares are held by Lagardere. Launched in 1992 as a small platform distributed through analog technology, CanalSatellite upgraded to digital technology in 1996 and is now the leading satellite platform in France. At the end of 2002, CanalSatellite had a share of approximately 63% of the French satellite market with over two million subscribers. CanalSatellite offers over 230 channels, some of which are exclusive.

     CanalSatellite's revenues are driven by subscriptions. The following table shows information about CanalSatellite's subscriptions for the periods indicated:

                                 SUBSCRIPTIONS

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
CanalSatellite subscription (thousands).....................  2,046     1,822     1,598
Churn (annual)..............................................    8.4%      9.9%     10.3%

     With the assistance of Canal+ Technologies the digital platforms of Canal+ Group in Spain, Italy, Poland and France, including CanalSatellite, launched the digital TV industry's largest-ever operation to change the smart cards in set top boxes. More than 7 million cards with a new chip and a new version of the access control software were exchanged in 2002 to combat piracy.

     Canal+ Group sold Canal+ Technologies in early 2003 to Thomson. Canal+ Technologies will continue to provide the services it previously provided to Canal+ Group pursuant to a long term contract. CanalSatellite plans to market early in 2003 a new generation of digital set top boxes equipped with a hard drive that uses a new version of MediaHighway, the digital interactive system developed by Canal+ Technologies and based on the new international standards for interactive television (DVD-MHP). These set-top boxes, known as Pilotime, will offer a broad range of original and innovative services.

NC Numericable

     Canal+ Group operates the French cable platform, NC Numericable. At the end of 2002, NC Numericable had a share of approximately 16% of the French cable market, with 406,933 subscriptions. NC Numericable leases its network from France Telecom.

STUDIOCANAL

     StudioCanal is a major player in the production, co-production, acquisition and distribution of European and American films for theaters. StudioCanal has one of the largest film libraries in the world, including over 5,000 well-known films of different genres, including Terminator 2, Basic Instinct, The Graduate, The Producers, The Third Man, Breathless, Chicken Run, Billy Elliot, Grand Illusion, Bridget Jones's Diary, Brotherhood of the Wolf. Some of StudioCanal's distribution rights are worldwide, others are limited to Europe and France. StudioCanal's TV program library represents more than 40,000 hours of viewing.

     Along with Canal+, StudioCanal is involved in the financing of approximately 80% of French films, which together makes them the main sponsor of the domestic industry.

     StudioCanal is also engaged in audiovisual production (through its subsidiary StudioExpand) and is active in video and DVD distribution, music publishing, and product licensing.

     In 2002, StudioCanal produced, co-produced or acquired six films that sold more than one million tickets in France, including Roman Polanski's The Pianist, L'Auberge espagnole (Euro Pudding) by Cedric Klapisch, Decalage horaire (Jet
Lag) by Daniele Thompson, and Michael Mann's Ali. Two films co-produced by StudioCanal earned two prestigious awards at the 2002 Cannes Festival: the Palme d'Or for The Pianist and the award for Best Director for Im Kwon Taek's Chiwaseon. The company has been extremely successful with the video and DVD releases in France of Bridget Jones's Diary, Zinedine Zidane "Comme dans un reve", Traffic and We Were Soldiers.

OTHER

     In addition to its two primary lines of business, Canal+ Group also has the following other European pay-TV and sports interests:

     SOGECABLE. Sogecable, a listed Spanish holding company, is 21.3% owned by Canal+ Group. Sogecable's other strategic shareholder is Prisa, the leading Spanish media group, which also owns 21.3% of Sogecable. Sogecable's two main activities, which represent more than 80% of its revenues, are Canal+, a terrestrial premium channel for sports and films, and CanalSatelite Digital, a DTH platform. CanalSatelite Digital is the largest and most successful satellite TV operator in Spain, and competes with Via Digital, a Telefonica affiliate. In January 2003, Sogecable and Telefonica agreed to merge their digital platforms, CanalSatelite Digital and Via Digital, subject to local regulatory and other approvals. On completion of the merger, Via Digital shareholders will receive 23% of the capital stock of Sogecable in return for their Via Digital shares. The merger of the two companies will create the largest pay-TV operator in Spain with more than 3 million subscriptions. The merged company will be the only satellite television operator in Spain.

     NORDIC COUNTRIES. In the Nordic countries, in June 2002 Canal+ Group sold its 50% stake in the Canal Digital distribution platform to Telenor, which already held the other 50% stake. The Group's Nordic channels, which we are in the process of selling, continue to be distributed exclusively by Canal Digital.

     CYFRA+. In Poland, the digital television platforms Cyfra+ and Wizja TV merged into a single satellite system, TKP, in 2002. The merged Cyfra+ package is now the leading pay-TV and satellite platform in Poland with an expanded premium offer and a stronger programming package and is 75% owned by Canal+ Group and Polcom Invest and 25% owned by UPC. As at December 31, 2002, Cyfra+ had one million subscriptions.

     TELEPIU. In October 2002, an agreement was signed with News Corporation and Telecom Italia for the sale of 100% of the pay-TV platform Telepiu in Italy to News Corporation. The proposed acquisition of Telepiu by News Corporation, which then intends to merge it with its Stream platform, is subject to approval by the European regulatory authorities. The Merger Task Force of the European Commission has given a favorable opinion on the final set of understandings reached with News Corporation further to the public hearings held on March 5, 2003. This opinion was given to the Advisory Committee of the European Commission which will meet on March 20, 2003. A final decision should be on the agenda of the meeting of the Commissaires scheduled for April 2, 2003. The closing of the transaction is set for April 30, 2003. As at December 31, 2002, Telepiu had 1.5 million subscriptions.

     CANAL+ BENELUX. Canal+ Group operates in Belgium and the Netherlands through its wholly-owned subsidiary, Canal+ Benelux, by offering premium channels and packages of theme channels. As of December 2002, Canal+ Benelux had 689,000 subscriptions.

     MEDIA OVERSEAS. Media Overseas is a 100% Vivendi Universal affiliate, managed by Canal+ Group and dealing with over 500,000 subscriptions of Canal+/CanalSatellite in the French overseas territories and some
French-speaking African countries.

     SPORTFIVE. Canal+ Group and RTL Group each own 46% of Sportfive, with the balance held by Mr. Jean-Claude Darmon. Sportfive, created from the combination of the sports rights activities of Sport+ (a subsidiary of Canal+ Group), UFA Sports (a subsidiary of RTL Group) and Groupe Jean-Claude Darmon, holds a leading market position with a broad range of international TV and marketing of sports rights, primarily for football clubs and leagues around the world. Sportfive has more than 320 football clubs under contract, more than 40 national federations and leagues, as well as the international basketball, handball and rugby federations.

     PSG. Paris Saint Germain is the only Paris based premier league soccer club and is one of France's leading soccer clubs. In 2001, Canal+ Group increased its interest in PSG to 90.88%.

COMPETITION

     Competition in the basic pay-TV market remains largely national due to language and cultural factors specific to each country. The French pay-TV market is dominated by satellite and Canal+. Cable penetration is low compared to America and certain other European countries.

     In its French pay-TV business, Canal+ Group's principal competitor is TPS. Cable operators (other than our subsidiary NC Numericable) also compete in this market. The increase in broadcast channels being made possible by new digital technology (such as digital broadcast television already introduced in several European countries and the anticipated introduction of ADSL) will lead to the arrival of newcomers in the pay-TV sectors.

     The development of new distribution media, particularly DVDs, which offer a certain number of films before they are released on pay-TV channels, also fosters real competition for a premium channel such as Canal+.

     In the theme channel business, competition is more international than in the basic pay-TV business. International labels initiated by American communication companies and studios such as MTV, Fox Kids or the Disney Channel are developing rapidly.

     In the film and TV programming sector, StudioCanal's main competitors are the American and other national production companies.

REGULATORY ENVIRONMENT

     The media industry in Europe is regulated by various national statutes, regulations and orders, often administered by national agencies such as the French Audiovisual Council. These agencies usually grant renewable broadcast licenses for specific terms. In France, Canal+ holds a pay-TV broadcast license for over-the-air, satellite and cable broadcasts, which was renewed for a five-year period starting in December 2000.

     Under Canal+'s French broadcast authorization, Canal+ is subject to the following regulations: (i) no more than 49% of its capital stock may be held by a single shareholder and (ii) 60% of the films broadcast by the channel must be European films, and 40% must be French Language films. Each year Canal+ must invest 20% of its total prior-year revenues in the acquisition of film rights, 9% of which must be devoted to French language films and 3% to European films other than French films. At least 75% of the French movies must be acquired from non-Canal+ Group controlled companies. Canal+ has an obligation to invest 4.5% of its turnover in original TV movies and dramas.

     Canal+ Group also operates in Belgium, Spain, Italy, the Netherlands, Poland and the Nordic countries pursuant to the regulations of each of these countries which generally stipulate, as does France, financing levels for European and national content.

     The Europe Union generally regulates competitive matters, including strategic combinations. The European Union has also adopted a series of directives that influence the communications business, in particular the directive known as "Television without Frontiers", and directives governing intellectual property, e-commerce, data protection, and telecommunications.

RESEARCH AND DEVELOPMENT

     Canal+ Group's research and development costs in 2002 totaled E51 million, primarily consisting of costs of Canal+ Technologies, and were incurred primarily for new digital and image processing technologies.

MAROC TELECOM

     The following table shows Maroc Telecom's revenues for the periods indicated:

                                    REVENUES

                                                              YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                              ACTUAL           PRO FORMA
                                                          ---------------   ---------------
                                                           2002     2001     2002     2001
                                                          ------   ------   ------   ------
                                                                    (IN MILLIONS)
Maroc Telecom revenues..................................  E1,487   E1,013   E1,487   E1,351

     The revenue and operational information and data relating to Maroc Telecom set forth in this section is presented on a pro forma basis, adjusted to include the results of Maroc Telecom for all periods.

     The actual 2001 results only include nine months of Maroc Telecom's operations since the completion of the acquisition by us in April 2001.

     Maroc Telecom is Morocco's incumbent telecommunications operator. The company was created in 1998 following its spin-off from the ONPT (the Moroccan national postal and telecommunications administration). In the five years since its creation and with Vivendi Universal's assistance, the company has transformed itself into a profitable, market-oriented business focused on its customers.

     Vivendi Universal acquired its current ownership interest and became Maroc Telecom's strategic partner in 2001 following an auction process organized by the Moroccan government. With our 35% shareholding interest, we control Maroc Telecom under the terms of a shareholder's agreement entered into in connection with the acquisition of our stake. The remaining shares of Maroc Telecom are owned by the Kingdom of Morocco.

     Under the shareholders' agreement, the Kingdom has put options on an additional 16% of the Maroc Telecom shares exercisable beginning in September 2003 at a fair market price determined by an appraisal procedure. If the Kingdom exercises this put right and we acquire the shares, we will also have a right of first refusal on the Kingdom's remaining shares. We have granted the Kingdom a pledge on our existing 35% interest in Maroc Telecom to secure the purchase price of the 16% interest for the period between the exercise of the put and its settlement in cash. Under the shareholders' agreement we cannot sell our shares in Maroc Telecom without the approval of the Kingdom of Morocco for a period of five years from the date of the shareholder's agreement.

     In accordance with the Articles of Association and pursuant to the Shareholders' Agreement, we appoint a majority of both the Supervisory board and the Executive board of Maroc Telecom, including the chairman of the executive board. In addition, we exercise the majority voting rights at shareholder's meetings. As a result, Maroc Telecom is fully consolidated in our financial statements.

     Maroc Telecom is Morocco's largest (and Africa's second largest) telecommunications operator, operating in both the fixed line business, where it currently remains the sole provider, and the fast growing mobile business, where it is the country's largest operator. Maroc Telecom revenues increased

10% to E1.5 billion in 2002. Fixed-line, data and international revenues represented 62% of Maroc Telecom's revenues in 2002, while mobile revenues represented the remaining 38%.

Fixed Line Telephony

     Fixed line telephony remains Maroc Telecom's largest business in terms of revenues. Our fixed line business includes traditional residential, international and business services and our public telephony service, data transmission solutions for companies, and our internet access and portal businesses.

     The number of fixed lines in Morocco grew steadily until 1999, reaching a total of 1.5 million, before falling between 1999 and 2002. The two main factors explaining this trend are the introduction of competition from the mobile network as of 1999 and the company's clean-up of its fixed-line customer base in 2001, when a significant number of customers who had stopped using or were no longer paying for their service were removed. The number of fixed lines has now stabilized and is expected to be stable in the future.

     Revenue growth was maintained over the period despite the decline in the number of fixed lines, as international and fixed-to-mobile business revenues and public telephony all grew. The public telephony business comprises the public pay telephone network as well as a network of approximately 17,000 teleboutiques. Teleboutiques are managed by private sector entrepreneurs who rent on average four or five lines per store. They are charged reduced rates due to the high volume of calls per line and resell calls to customers at retail prices.

Data Transmission and Internet

     Maroc Telecom's growing data transfer business provides companies with data transfer solutions including x.25, frame relay, digital and analogue leased lines and IP, primarily for its business customers.

     Our internet business offers packet switched ISP services to fixed-line subscribers under the Menera brand. At the end of 2002, Maroc Telecom launched its ADSL service, which it believes will be one of its primary growth areas. At year end 2002, the company had approximately 32,000 subscribers to its internet access services.

Mobile Telephony

     Maroc Telecom launched its prepaid services in 1999 and its customer base has grown rapidly since. At year-end 2002, the company had over 4.5 million mobile users.

     Maroc Telecom offered the only mobile service in Morocco until mid-2000, when a second operator commenced business. At year-end 2002, the company estimates that it had an approximate 70% share in the mobile telephony market. At the end of 2002, the overall penetration rate in mobile telephony in Morocco was estimated at 21.6%.

     Maroc Telecom's customer base is over 95% prepaid, reflecting preferences in the Moroccan market. Maroc Telecom believes that its network of 17,000 teleboutiques, which is a key distribution channel for prepaid cards, is a major competitive advantage.

     After eliminating delinquent customers from its postpaid customer base in 2001, postpaid subscribers increased in 2002. The company particularly targets business customers for its postpaid services.

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NETWORK

Fixed-line services and data transmission

     Maroc Telecom's fully digital network has a switching capacity of 2 million lines and provides national coverage thanks to the emphasis placed on servicing newly created urban areas and improving network reliability.

     Maroc Telecom operates a fully digital network and an optic fiber inter-city transmission infrastructure with high-speed data transmission capacity. International bandwidth has been gradually increased to reach 4*34Mbit/s.

Mobile telephony

     Maroc Telecom has emphasized growing both its population and its country coverage. At the end of 2002 Maroc Telecom had 3,000 GSM sites, against 2,600 in 2001 and 600 in 1999. In 2002, over 95% of the Moroccan population was covered, the efficiency rate was greater than 95% and the drop call rate was less than 2%.

     Maroc Telecom has signed 179 roaming agreements with operators in 85 countries around the world.

COMPETITION

     The auction for a second fixed telephony license in 2002 was unsuccessful, and Maroc Telecom remains the single fixed-line operator in the Moroccan market. The government has, however, announced its intention to hold another auction before the end of 2003.

     Competition exists in the mobile telephony market since the granting of a second mobile license in 1999 to Medi Telecom. Medi Telecom, with an estimated 30% market share in 2002, is a subsidiary of Telefonica, Portugal Telecom and a group of Moroccan investors led by BMCE.

     Maroc Telecom has an estimated 72% share of the Moroccan internet market. Maroc Telecom main competitors in this market are: Maroc Connect (subsidiary of Wanadoo) with an 18% market share, and various other smaller ISPs.

     Specific licenses (VSAT, 3RP, GMPCS) have been granted for specific market segments (businesses and international communications).

REGULATORY ENVIRONMENT

     The Kingdom has created a regulatory authority Agence Nationale de Reglementation des Telecommunications (ANRT) which is responsible for implementing free competition and regulating the telecommunications market. The liberalization and privatization of the Moroccan telecommunications market advocated by the World Bank is implemented and managed by the ANRT.

     The terms and conditions governing Maroc Telecom set out its rights and obligations as the fixed-line operator regarding universal service. The ANRT has not announced the granting of UMTS licenses.

     Principal regulatory developments in 2002 were the levelling of retail tariffs and other price regulations and the authorization for Internet traffic to use the public telephone network.

VIVENDI UNIVERSAL GAMES (VU GAMES)

     VU Games is one of the world's leading publishers of interactive entertainment and educational software. VU Games develops, markets and distributes its games and educational software products for all major platforms, including PC, consoles (Sony's PlayStation2, Microsoft's Xbox and Nintendo's GameCube) and handheld (Nintendo's GameBoy Advance). VU Games' revenue for the 2002 fiscal

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year was E794 million and for the 2001 fiscal year was E657 million. In 2002,
63% of VU Games' revenue came from North America, 27% came from Europe and 10% came from Asia/Pacific and Rest of the World.

     VU Games is the sixth largest publisher of consumer software with an approximate 5% share of worldwide market. VU Games is the second-largest publisher of PC game software worldwide, holding the number-one position in South Korea, and the number two position in North America, France, Germany, UK, Spain and Australia (source: NPD Funworld, PC Data, Chart-Track, GFK, Inform, Interbase. Latest available 12 months (December 2002) except for Germany, November 2002).

     VU Games maintains a strong heritage as a leader in PC games and educational software. For 2002, VU Games' PC revenues represented 56% of total revenues. VU Games' performance in the PC segment was driven by key releases such as Warcraft III, NASCAR 2002, The Thing, J.R.R. Tolkien's The Lord of the
Rings: The Fellowship of the Ring, Jumpstart Advanced, and Barbie. VU Games' development studios -- Black Label Games ("Black Label"), Blizzard Entertainment ("Blizzard"), Coktel, Knowledge Adventure ("KA"), NDA Productions ("NDA") and Sierra Entertainment ("Sierra") -- have delivered some of the industry's most successful PC titles across numerous genres.

     VU Games entered the console software business in 2001, with the assumption of management responsibility for Universal Interactive ("UI"), which is held through Universal Studios. Since then, VU Games has expanded its publishing business with the establishment of Black Label and an affiliate-label program called the Partner Publishing Group. Within one year, VU Games increased its consoles sales from 21% to 44% of total revenues. Today, all of the VU Games's studios are engaged in the development of console titles while maintaining their commitment to the PC segment.

     In the online games arena, VU Games has sophisticated groups of developers whose experience includes Battle.net, a leading online games network launched in 1997 with over 12 million active users; Half-Life, the number-one online action game; and Tribes: Aerial Assault, one of the first third-party titles to support online game-play over the Internet using Sony's PlayStation 2 system.

     Strong game brands are a cornerstone of VU Games' success. VU Games' product library consists of 378 active titles, including industry-leading, multi-million unit selling brand franchises such as Diablo, Starcraft, Warcraft, Spyro the Dragon, Crash Bandicoot, Half-Life and Jumpstart. In March 2003, The Simpsons was added to VU Games' product library as a result of an agreement with Fox Interactive.

     VU Games' brand portfolio includes a balanced mix of original content (52% of all titles), licensed properties (30% of all titles) and third-party releases (18% of all titles).

     In 2003, VU Games will produce high-quality and innovative game franchises such as The Hulk and X-Files, expansion sets and updated versions of blockbuster series such as Warcraft, Counter Strike and Crash Bandicoot, and the migration of best-selling franchises such as Starcraft and SWAT from PC to console.

COMPETITION

     The consumer software market is quite fragmented. The worldwide leader is Electronic Arts Games, with a 15% share. The top-ten players have a combined 60% worldwide market share.

REGULATORY ENVIRONMENT

     VU Games voluntarily participates in self-regulatory ratings systems established by various industry organizations around the world. In the US, VU Games adheres to ratings, advertising guidelines and online privacy principles adopted by the Entertainment Software Association. Pursuant to these guidelines, VU Games indicates in its product-packaging and advertising the age group for which the particular product is appropriate and brief descriptions of its content. In certain countries such as Germany and Korea, VU Games operates in compliance with local legal requirements applicable to

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computer games and video games as well as with local statutory rating systems.
Complying with such rating systems and local laws does not have a material effect on the business of VU Games.

OTHER

VIVENDI ENVIRONNEMENT (VE)

     Until June 2002, we held approximately 63% of the share capital of Vivendi Environnement, an environmental services business with global operations. In July 2002, we reduced our stake to approximately 40.8% of the outstanding share capital of Vivendi Environnement and through an additional sale on December 24, 2002, we reduced our stake to approximately 20.4%. Our investment in Vivendi Environnement is now accounted for using the equity method. As part of the December sale, we granted to the purchasers a call option exercisable until December 23, 2004 to purchase our remaining stake in Vivendi Environnement at E26.5 per share. For information on this call option, see "Operating and Financial Review and Prospects -- Contingent Liabilities."

     Vivendi Environment has operations in more than 100 countries on five continents, divided into four main divisions:

     -  Vivendi Water for water services;

     -  Dalkia for energy services;

     -  Onyx for waste management; and

     -  Connex for transport.

     Vivendi Environnement's revenues were E30.1 billion in 2002, E29.1 billion in 2001 and E26.3 billion in 2000.

     Vivendi Environnement's stock has been listed for trading on the Premier Marche of Euronext Paris since July 2000, and has also been listed on the New York Stock Exchange in the form of American Depositary Receipts (ADRs) since October 2001.

VIVENDI TELECOM INTERNATIONAL (VTI)

     Vivendi Telecom International operates our fixed and mobile telecommunications businesses outside France and Morocco. While Vivendi Universal's interest in Maroc Telecom is held through VTI, it is reported as a separate segment and is discussed separately herein.

     VTI's revenue, excluding Maroc Telecom, was E461 million in 2002, E242 million in 2001 and E141 million in 2000.

     In 2002, we decided to explore selling VTI's stakes in Hungary, Poland, Egypt and Kenya in order to focus on our core businesses.

Monaco

     VTI owns 55% of Monaco Telecom, the incumbent telecommunications operator in the Principality. The remaining 45% stake is held by the Principality of Monaco.

Spain

     VTI is one of the principal shareholders of the Spanish communication company Xfera Moviles, which won one of the four UMTS licenses in Spain in 2000. Due to technological delays in the development of UMTS, the date of the commercial launch and deployment of the UMTS network has been postponed. As a result of this postponement, Xfera cut its work force in 2002. The Xfera Shareholders' Agreement dated January 12, 2000 contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined

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circumstances. Vodafone claims that such provision amounts to a call option and that, together with the other two founding shareholders, VTI exercised such call option by way of letters sent to Vodafone in January 2001. VTI contests Vodafone's claims, including its interpretation of such provision. See "Operating and Financial Review and Prospects -- Contingent Liabilities."

Hungary

     Operating under the name Vivendi Telecom Hungary, VTI's subsidiary Matel BI is the second largest fixed line telecommunications operator in Hungary.

     VTI signed an agreement to sell Vivendi Telecom Hungary for E325 million, including the assumption of E305 million in net debt in December 2002. The sale remains subject to various closing conditions.

Poland

     Vivendi Universal and VTI jointly hold 49% of Elektrim Telekomunikacja
(ET), a major player in the Polish telecommunications market.

     In November 2002, ET entered into an agreement to sell the cable television services of its wholly owned subsidiary, EI Viv Telecom for E110 million. The completion of this sale remains subject to Polish regulatory approval.

     In February 2003, ET sold part of its Polish fixed telephony business for approximately E17 million. ET is exploring various options with respect to its fixed telephony operations as well as its 51% stake in PTC, a mobile telephone operator with approximately 5 million customers at the end of 2002.

     For a description of certain litigation relating to Vivendi Universal's interest in ET, see "-- Legal Proceedings."

Kenya

     In 2002, KenCell, VTI's 60% subsidiary, showed strong growth in spite of a difficult economic climate. At the end of 2002, KenCell had more than 450,000 customers (compared to 56,000 at the end of 2000 and 250,000 at the end of 2001), and a 49% market share.

Egypt

     On February 25, 2003, VTI signed a share purchase agreement to sell its interest in Vodafone Egypt Telecommunications for an aggregate consideration of E45 million. The transaction completion is subject to regulatory approvals and various other closing conditions.

VIVENDI UNIVERSAL NET (VUNET)

     VUNet, a wholly owned subsidiary of Vivendi Universal, and its subsidiary, Vivendi Universal Net USA Group, Inc., hold Vivendi Universal's Internet and new technology operations.

     In 2002, Vivendi Universal carried out a strategic review of its Internet operations. This led to the implementation of a cost and investment reduction program, and the closure of a number of subsidiaries. We anticipate closing some of the remaining Internet division companies and integrating the others into the businesses to which they report within Vivendi Universal.

PUBLISHING

     In late 2002, Vivendi Universal sold its principal publishing assets, including Houghton Mifflin (which had been acquired in 2001) and almost all of its other publishing assets worldwide.

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VIVENDI VALORISATION

     Vivendi Valorisation holds a portfolio of real estate assets which formerly were part of our property and construction segment.

     The majority of these assets are associated with our past involvement in long-term residential and commercial property developments which we intend to sell.

                               LEGAL PROCEEDINGS

     In addition to the legal proceedings described below, we are involved in a number of legal proceedings incidental to the normal conduct of our business.

SECURITIES CLASS ACTION LITIGATION

     In July, 2002, following the announcement of the resignation of Jean-Marie Messier (our former CEO), sixteen separate putative class action suits were filed against Vivendi Universal, Mr. Messier and (in nine cases) Guillaume Hannezo (our former CFO), challenging the accuracy of certain public disclosures made by us regarding our financial condition during 2001 and 2002. Those actions have been consolidated in the United States District Court for the Southern District of New York as In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571 (HB)).

     The consolidated class action complaint, filed January 7, 2003, alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 against Vivendi Universal and Messrs. Messier and Hannezo. The 1933 Act allegations relate to allegedly false and materially misleading statements or omissions in the registration and proxy statements that were issued at the time of our merger with Seagram in late 2000. These "false statements" are primarily alleged to be violations of French or US GAAP that caused the financial statements of Vivendi to be wrong. The 1934 Act allegations relate to allegedly false or materially misleading statements or omissions in certain of our public statements made between October 30, 2000, and August 14, 2002, such as press releases and financial statements, which purportedly failed to disclose Vivendi Universal's true financial condition. Plaintiffs seek damages from all three defendants in an unspecified amount.

     The alleged classes pleaded in the consolidated complaint include all purchasers of our ADSs and common stock from October 30, 2000 to August 14, 2002, as well as all holders of the common stock of Seagram that was exchanged for Vivendi Universal stock in the merger with Seagram and the acquisition of Canal Plus, and those shareholders of Vivendi Universal or Seagram who were entitled to vote on the merger (excluding certain specified holders). The Court has not yet certified these classes.

     Vivendi Universal, Mr. Messier and Mr. Hannezo each filed a separate motion to dismiss the consolidated complaint on February 24, 2003. Those motions each ask the Court to dismiss the case in its entirety on the grounds that the consolidated complaint is not legally sufficient. A decision on that motion by the Court is not expected before late June 2003.

     It is not possible at this early stage of the litigation to predict the outcome and duration with any certainty or to quantify any potential damages; the impact of this litigation on Vivendi Universal could be material if Vivendi Universal were not to prevail in a final, non-appealable determination of this litigation. In the opinion of Vivendi Universal, the plaintiffs' claims lack merit, and Vivendi Universal intends to defend against such claims vigorously.

INVESTIGATION BY THE FRENCH COB

     On July 4, 2002, the French COB (Commission des Operations de Bourse) commenced an investigation into certain of Vivendi Universal's financial statements. The investigation is being led by the COB's Inspection Services division. Vivendi Universal is co-operating fully with the Inspection Services

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

in its investigation. This investigation is continuing. As of the date hereof, it is not possible to predict the outcome with any certainty.

INVESTIGATIONS BY THE SEC AND THE US ATTORNEY

     Vivendi Universal is presently being investigated as part of two ongoing investigations being conducted by the SEC and the US Attorney for the Southern District of New York. On July 29, 2002, the Southeast Regional Office of the SEC advised Vivendi Universal that it had commenced an informal inquiry into certain conduct at Vivendi Universal during the period January 1, 2000, to date. By letter dated November 19, 2002, the SEC advised Vivendi Universal that its informal inquiry had been transformed into a formal investigation. As part of those investigations, the SEC and the US Attorney are examining Vivendi Universal's accounting treatment of certain transactions after October 2000, as well as the accuracy of the Vivendi Universal's financial statements and various public statements relating thereto from approximately October 2000 to July 2002.

     The SEC has issued two subpoenas dated November 19, 2002, and January 9, 2003, seeking the production of certain documents by Vivendi Universal. On November 26, 2002, the Office of the US Attorney for the Southern District of New York served Vivendi Universal with a Grand Jury subpoena seeking copies of the same documents produced to the SEC pursuant to its first subpoena dated November 19, 2002. Vivendi Universal is actively cooperating with both investigations, and has produced documents to both the SEC and the Office of the US Attorney for the Southern District of New York. Vivendi Universal has made presentations to the staffs on certain issues, and Vivendi Universal made certain of its directors and employees available for depositions and interviews. Those investigations are both continuing. On March 18, 2003, the SEC requested additional information from Vivendi Universal on a variety of accounting issues. As of the date hereof, it is not possible to predict the outcome of either investigation with any certainty.

MP3.COM SECURITIES LITIGATION

     In May and June 2001, MP3.com and certain of its previous and current managers and directors were the subject of a class action filed in Federal Court in New York alleging publication of misleading information in the prospectus and certain of the documents relating to MP3.com's initial public offering. These actions have been consolidated by way of an order dated September 6, 2001. On February 19, 2003, the Court denied a motion to dismiss the claim. This litigation is ongoing.

PARTNERSHIP AGREEMENT BETWEEN VIVENDI UNIVERSAL AND USA INTERACTIVE

     In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive (formerly known as USA Networks, Inc. (USAi)), certain of Vivendi Universal's affiliates entered into an amended and restated limited liability limited partnership agreement of VUE (the group formed by combining such assets and those of Universal Studios Group), dated as of May 7, 2002 (the "Partnership Agreement"), with USAi and certain of its affiliates and Mr. Barry Diller. Pursuant to the Partnership Agreement, Universal Studios Inc., a subsidiary of Vivendi Universal, USAi and Mr. Barry Diller received approximately 93%, 5.5% and 1.5%, respectively, of the common interests in VUE, and USAi also received preferred interests, with initial face values of $750 million and $1.75 billion, in VUE. There is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

     USAi has advised Vivendi Universal and has publicly disclosed that it believes VUE is obligated, pursuant to the Partnership Agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of VUE allocated to USAi's preferred interests for such taxable year. Although USAi has stated that the actual amounts of cash distributions that it believes are payable with respect to taxable income allocated to the preferred interests would depend on several factors, it has

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estimated that those cash distributions could have a present value to USAi of up to approximately $620 million.

     Vivendi Universal believes that USAi's position is without merit and has so advised USAi. Additionally, VUE has informed USAi that it does not intend to make such distributions for the taxable year ended December 31, 2002. To date the disagreement remains unresolved. Vivendi Universal believes that USAi's position is without merit and that the chance that USAi would prevail in litigation is between remote and possible.

ARBITRATION PROCEEDINGS BETWEEN ELEKTRIM S.A. AND DEUTSCHE TELEKOM

     Pursuant to an Investment Agreement dated June 1999, Vivendi Universal and Elektrim S.A. (Elektrim) created a holding company, Elektrim Telekomunikacja Sp. zo.o (Elektrim Telekomunikacja), owned 30% by VU and 70% by Elektrim. Pursuant to that Investment Agreement, Elektrim agreed to contribute to Elektrim Telekomunikacja its 34.1% direct interest in Polska Telefonia Cyfrowa Sp. zo.o
(PTC) plus an additional 13.9% interest to be acquired from PTC's minority shareholders. Before such contributions were made, Vivendi Universal and Elektrim signed a Second Amended and Restated Investment Agreement in December 1999 pursuant to which Vivendi Universal increased its ownership in Elektrim Telekomunikacja to 49% and Elektrim contributed its 48% direct interest in PTC, as well as its 100% shareholding in the Bresnan Company, to Elektrim Telekomunikacja.

     In October 1999, Dete Mobil Deutsche Telekom Mobil Net GmbH (DT) commenced arbitration proceedings in Vienna ("the first arbitration") alleging that the acquisition by Elektrim on August 26, 1999, of PTC shares from four minority shareholders in PTC violated certain pre-emption rights held by DT in respect of 3.126% of the PTC shares acquired by Elektrim.

     DT has sought a declaration that the acquisition of PTC shares by Elektrim on August 26, 1999 breached DT's pre-emptive rights set forth in the PTC shareholders' agreement and was therefore ineffective, an order requiring 3.126% of the PTC shares acquired by Elektrim to be transferred to DT at fair market value and an order for certain damages. The first arbitration took place in November 2001 with subsequent hearings in March and May 2002. Although the first arbitration proceedings have been completed, the arbitrators have not yet announced their decision.

     In December 2000, DT commenced a second arbitration proceeding against Elektrim and Elektrim Telekomunikacja. DT alleged that the transfer by Elektrim of its 48% interest in PTC's share capital to Elektrim Telekomunikacja in December 1999 breached the PTC shareholders' agreement and the governing documents of PTC. In this arbitration proceeding, DT sought either a declaration that the transfer of the PTC shares by Elektrim to Elektrim Telekomunikacja in December 1999 was ineffective and that the shares remained owned by Elektrim or an order requiring the transfer of all of the PTC shares currently held by Elektrim Telekomunikacja to Elektrim. A declaration that Elektrim had violated the PTC shareholders agreement would allow DT to exercise a call option under the PTC shareholders' agreement to purchase at net book value the PTC shares contributed by Elektrim to Elektrim Telekomunikacja. A hearing relating to this arbitration took place in February 2003 and a further hearing is planned for September or October 2003. No indication has been given as to when the arbitration decision in either arbitration will be given.

     Pursuant to the Third Amended and Restated Investment Agreement dated September 3, 2001, between Vivendi Universal and Elektrim, Vivendi Universal may be liable for the first $100 million of damages and liable for 50% of any damages in excess of $100 million awarded to DT against Elektrim.

VOTING IRREGULARITIES AT GENERAL SHAREHOLDERS' MEETING

     In a judgment dated May 2, 2002, the Commercial Court of Paris, following submissions from Vivendi Universal, various shareholders and other interested parties, stated that certain irregularities in the voting at the general shareholders' meeting on April 24, 2002, may cause the nullification of certain

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resolutions rejected by shareholders at that meeting. The Court appointed an expert to ascertain the possibility and existence of electronic manipulation of the voting. In his report submitted on December 10, 2002, the Court's expert accepted that there may have been radio interference with, or a malfunction of, the voting equipment used at the general shareholders meeting.

INVESTIGATION RELATING TO CERTAIN FINANCIAL ACCOUNTS AND INFORMATION

     In July 2002, a French association of minority shareholders, as well as the president of that association in an individual capacity as a Vivendi Universal shareholder, each filed a criminal complaint, in accordance with French law, against an unspecified defendant. The two complaints were consolidated on November 13, 2002, and three examining magistrates were appointed. The French public prosecutor's initial indictment in this matter specified potential crimes relating to the presentation and publication of inaccurate, untrue and unfaithful accounts for Vivendi Universal for the 2000 and 2001 fiscal years; the distribution of sham dividends by Vivendi Universal for the 2001 fiscal year; and the public distribution of false or deceptive information concerning Vivendi Universal's condition and future prospects. Vivendi Universal's application to join the action as a plaintiff was accepted by order dated January 14, 2003. The other plaintiffs have appealed against this order.

TRANSFER OF BROADCASTING RIGHTS FOR SOCCER PREMIER LEAGUE MATCHES TO CANAL+ AND KIOSQUE

     On December 14, 2002, the board of the Professional Football League agreed to transfer the broadcasting rights for French soccer premier league matches to Canal+. By an order dated January 23, 2003, the French Competition Board stayed the transfer of such rights until such time as the Board is able to issue a decision on the merits of the transfer. On February 6, 2003, Canal+ and Kiosque sought to have the Court of Appeal in Paris cancel or amend the Board's order. On February 16, 2003, the Court of Appeal proposed that the parties enter into a legal mediation procedure and the parties agreed to do so. The Court of Appeal appointed two mediators on February 25, 2003. In the event that the parties fail to reach an agreement before April 2003, the matter will be decided by the Court of Appeal.

INVESTIGATIONS BY THE IRS

     The IRS has challenged the reported tax treatment by The Seagram Company Ltd. (Seagram) of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS has proposed an adjustment against Seagram which, if ultimately sustained, would result in Seagram owing approximately $1.5 billion in additional tax in respect of such redemption, plus interest from 1995 through March 2003 of approximately $1.2 billion (before tax benefits). We believe that we have adequately reserved on our financial statements with respect to such matter. The matter is currently before the Appeals Division of the IRS. While the outcome of any controversy cannot be predicted with complete certainty, we believe that this dispute with the IRS will be resolved so as not to have a material adverse effect on our financial statements as a whole.

                             ENVIRONMENTAL MATTERS

     Our operations are subject to evolving and increasingly stringent environmental regulations in a number of jurisdictions. In December 2002, the Los Angeles Regional Water Quality Control Board proposed a $308,000 civil penalty in connection with certain alleged exceedances of VUE's wastewater discharge permit in Universal City. We believe the exceedances are not the result of our operations and are working with the agency to resolve the matter. Other than this proposed penalty, as of March 21, 2003, there have been no significant losses or claims related to environmental matters.

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                                   MANAGEMENT

THE BOARD OF DIRECTORS

GENERAL

     Vivendi Universal's Board of directors is currently composed of twelve Directors including our Chairman and Chief Executive Officer. The Board of directors can be composed of three to eighteen members. Our Directors are elected by our shareholders for renewable terms of a maximum of four years, subject to the provisions of Vivendi Universal's statuts relating to age limits. The Board of directors of Vivendi Universal is composed as follows:

                                                                                   EXPIRATION OF
NAME                                          AGE             POSITION             CURRENT TERM
----                                          ---             --------             -------------
Jean-Rene Fourtou...........................  63     Chairman and CEO                  2004
Edgar Bronfman, Jr.(1)......................  47     Director and Vice Chairman        2004
Claude Bebear...............................  67     Director                          2004
Gerard Bremond..............................  66     Director                          2004
Edgar M. Bronfman(2)........................  73     Director                          2004
Bertrand Collomb............................  60     Director                          2004
Fernando Falco..............................  63     Director                          2006
Paul Fribourg...............................  47     Director                          2004
Dominique Hoenn.............................  62     Director                          2006
Gerard Kleisterlee..........................  56     Director                          2004
Marie-Josee Kravis..........................  53     Director                          2005
Henri Lachmann..............................  64     Director                          2004

---------------

(1) Son of Edgar M. Bronfman

(2) Father of Edgar Bronfman, Jr.

Other than those described in the footnotes above, there are no familial relationships among our Directors and Executive Officers.

BIOGRAPHIES

     JEAN-RENE FOURTOU was appointed to the Board of directors of Vivendi Universal in July 2002 and has served as Chairman and Chief Executive Officer of Vivendi Universal since July 2002. He has also served as Chief Executive Officer of USI Entertainment Inc. since. He is Chairman of the Supervisory Boards of Vivendi Environnement, the Canal+ Group and member of the Supervisory Boards of Axa and Aventis. Mr. Fourtou is currently a Director of USA Interactive, Axa Financial Inc, Cap Gemini and EADS, among others. He also serves as President of the International Chamber of Commerce. From December 1999 to May 2002, Mr. Fourtou carried out the functions of Vice-Chairman and Chief Executive Officer of Aventis. Since that date, he has been Honorary Chairman of Aventis and Vice-Chairman of the Supervisory board.

     EDGAR BRONFMAN JR. was appointed to the Board of directors of Vivendi Universal in 2000 and is currently Vice-Chairman of the Board. He is also a Director of USA Interactive, Inc., The New York University Medical Center, The Wharton School of University of Pennsylvania, the Board of Governors of The Joseph H. Lauder Institute of Management & International Studies at the University of Pennsylvania, Equitant Inc., Fandago and NewRoads. In 1982, Mr. Edgar Bronfman, Jr. joined Seagram as Assistant to the office of the Chairman of the Seagram Company Ltd. and Joseph E. Seagram & Sons, Inc. He has occupied various management positions, notably that of Chairman of the House of Seagram, the manufacturing, sales and marketing unit for spirits of Joseph E. Seagram & Sons in the United States. He was also in charge of Seagram's subsidiaries in Europe.

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     CLAUDE BEBEAR was appointed to the Board of directors of Vivendi Universal in July 2002. He currently serves as Chairman of the Supervisory board of the Axa Group and Chairman and Chief Executive Officer of FINAXA. From 1982 to 2000, Mr. Bebear served as Chairman and Chief Executive Officer of Mutuelles Unies, which became Axa in 1984. Mr. Bebear set up and presides over the Institut du Mecenat de Solidarite, an organization with an humanitarian and social vocation, as well as the Institut Montaigne, an independent political think-tank. He is also a Director of BNP Paribas and Schneider Electric.

     GERARD BREMOND was appointed to the Board of directors of Vivendi Universal in January 2003. He currently serves as Chairman of the SA Pierre et Vacances Tourisme, SA Pierre et Vacances Tourisme France, SA Pierre et Vacances Conseil Immobilier and of Maeva Group. He is also a Director of Med Pierre et Vacances SI (Spain) and Groupe Maeva, among others.

     EDGAR M. BRONFMAN was appointed to the Board of directors of Vivendi Universal in December 2000. Mr. Bronfman is currently Chairman of the World Jewish Congress, the World Jewish Restitution Organization, World Jewish Campus Life (Hillel). The Universities of Rochester and New York, the Hebrew University of Jerusalem, the A. B. Freeman School of Business at Tulane University, Williams College and Pace University have all awarded him various honorary degrees in the arts, business and philosophy. He received the Presidential Medal of Freedom, the highest American civil award, from President Clinton, and he is also a Chevalier de la Legion d'Honneur. Mr. Bronfman serves as Chairman of the Presidential Advisory Commission on Holocaust Assets in the United States, the Samuel Bronfman Foundation, Inc. and the Anti-Defamation League. He is also a Director of the American Society for Technion and the Weizmann Institute of Science. He is also a member of the Council on Foreign Relations, the Foreign Policy Association and the Museum of Jewish Heritage.

     BERTRAND COLLOMB was appointed to the Board of directors of Vivendi Universal in January 2003. He has served as Chairman and Chief Executive Officer of the Lafarge Group. He is also Chairman of the Association Francaise des Entreprises Privees (AFEP) and, on 10 December 2001, was elected to the Academie des Sciences Morales et Politiques. Mr. Collomb is also a Director of TotalFinalElf, Atco and Unilever plc. He is also a member of the Supervisory board of Allianz.

     FERNANDO FALCO Y FERNANDEZ DE CORDOVA was appointed to the Board of directors of Vivendi Universal in September 2002. He has served as Chairman of the Organization and the Syndicate of Riesgos del Tietat, Chairman of the Group Vins Rene Barbier -- Conde de Caralt et Segura Viudas and Vice-Chairman of the Banco de Extremadura, as well as a member of the Boards of directors of various companies. He has served as Chairman of the Real Automovil Club de Espana until November 14, 2002. He was also a Member of the Higher Council for traffic and road safety (Ministry of the Interior) and is part of the Group for Urban Mobility (Madrid). Until 2002, he served as Vice-Chairman of the World Council for Tourism and Motoring of the FIA, whose head office is in Paris. In June 1998, he was appointed Chairman of the AIT based in Geneva, a function he carried out until 2001. He is a Member of the Regional Council of the ASEPEYO of Madrid. He currently serves as Director of Fomento de Construcciones y Contratas
(FCC) and Vinexco Espagne.

     PAUL FRIBOURG was appointed to the Board of directors of Vivendi Universal in January 2003. He currently serves as Chairman and Chief Executive Officer of the ContiGroup Companies (formerly Continental Grain Company). He is also Chairman of the Lauder Institute at Wharton Business School. He is a Member of the Council on Foreign Relations, and a Director of the Appeal of Conscience Foundation. He is also a Director of Park East Synagogue, The Browning School, New York University, Nightingale-Bamford School, America-China Society, Loews Corporation, Appeal of Conscience Foundation, The Lauder Institute/Wharton Business School and Wyndham International.

     DOMINIQUE HOENN was appointed to the Board of directors of Vivendi Universal in June 2002. He currently serves as Chairman of Paribas International. He was appointed Co-Chief Operating Officer of BNP Paribas in April 2000 and currently oversees the Corporate and Investment Banking, Asset

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

Management and Private Equity activities of BNP Paribas. Mr. Hoenn is also a Director of Euronext Paris SA, Clearstream International and COBEPA.

     GERARD KLEISTERLEE was appointed to the Board of directors of Vivendi Universal in July of 2002. Since April 30, 2001, he has been Chairman and Chief Executive Officer of the Royal Philips Electronics Group and Chairman of the Executive Committee. In 1981, he was appointed General Manager of the Group's Professional Audio Systems division (today a division of Consumer Electronics). In 1996, he became Chairman of Philips Taiwan and Regional Manager of Philips Components for the Asia Pacific region. From September 1997 to June 1998, he was also in charge of the group's activities in China. Finally, from January 1999 to September 2000, he was Chairman and Chief Executive Officer of Philips Components. Mr. Kleisterlee is also Chairman of the Supervisory board of The Technical University in Eindhoven.

     MARIE-JOSEE KRAVIS was appointed to the Board of directors of Vivendi Universal in January 2001. Ms. Kravis has also served as Director of USA Interactive Inc. since March 2001. Ms. Kravis is an economist specializing in the analysis of government policies and strategic plans. In 1994, she was made a Senior Fellow of the Hudson Institute. Ms. Kravis is also a lead writer on economic analyses for the "National Post", a Canadian newspaper. Ms. Kravis is also a Director of Hollinger International Inc. and The Ford Motor Company. She is also a member of the Board of trustees of The Hudson Institute, The Museum of Modern Art and The Institute for Advanced Study. She is also Senior Fellow of the Council on Foreign Relations and a member of the US Secretary of Energy's Advisory Board.

     HENRI LACHMANN was appointed to the Board of directors of Vivendi Universal in 2000. He currently serves as Chairman and Chief Executive Officer of Schneider Electric SAS Group. He is also a member of the Supervisory board of Axa Group and is a Director of various subsidiaries of Axa. He is also a Director of FINAXA and ANSA. Mr. Lachmann is also a member of the Supervisory board Norbert Dentressangle Group, and is a member of the Guidance Committee of L'Institut de l'Entreprise.

SENIOR EXECUTIVES

GENERAL

     The table below shows the names of our Senior Executives and members of the Executive Committee, their current positions and principal responsibilities:

NAME                             AGE                  POSITIONS AND RESPONSIBILITIES
----                             ----    ---------------------------------------------------------
Jean-Rene Fourtou..............    63    Chairman and Chief Executive Officer
Jean-Bernard Levy..............    48    Chief Operating Officer
Jacques Espinasse..............    59    Senior Executive Vice President and Chief Financial
                                         Officer
Robert de Metz.................    50    Senior Executive Vice President, Divestitures, Merger and
                                         Acquisition
Andrew J. Kaslow...............    53    Senior Executive Vice President, Human Resources
Jean-Francois Dubos............    57    Executive Vice President and General Counsel
Michel Bourgeois...............    52    Executive Vice President, Corporate Communication
Rene Penisson..................    61    Advisor, Social Relations and Organization
Hubert Joly....................    43    Executive Vice President, Monitoring of US Assets and
                                         Deputy Chief Financial Officer

BIOGRAPHIES

     Biographies of all Senior Executives are set forth below. The biography for Jean-Rene Fourtou is provided under "Management -- The Board of Directors -- Biographies".

     JEAN-BERNARD LEVY was appointed Chief Operating Officer of Vivendi Universal in July 2002. From 1998 to 2002, he was Managing Partner, Corporate Finance, of French equities broker Oddo Pinatton.

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

Mr. Levy also was Chairman and Chief Executive Officer of Matra Communication from 1995 to 1998. From 1993 to 1994, he was Chief of Staff to the French Minister for Industry, Post Office, Telecommunications and Foreign Trade, Mr. Gerard Longuet. From 1988 to 1993, he was General Manager, Communication Satellites, of Matra Marconi Space. From 1986 to 1988, he acted as Technical Adviser to the French Minister for Post Office and Telecommunications, Mr. Gerard Longuet and, from 1982 to 1986, he served as Vice President, Human Resources Corporate Headquarters Department, France Telecom.

     JACQUES ESPINASSE was appointed Senior Executive Vice President and Chief Financial Officer of Vivendi Universal in July 2002. He is also a member of the Executive Committee of Vivendi Universal. Mr. Espinasse formerly was Chief Operating Officer of TPS, a French satellite television channel, since 1999. He became a member of the Board of directors of TPS in 2001. Previously, he held a variety of senior management positions in major French companies, including CEP Communication and Groupe Larousse Nathan, where he was appointed Senior Executive Vice President in 1984. In 1985, he became Chief Financial Officer of the Havas group. He was named Senior Executive Vice President of the group when it was privatized in May 1987 and held such position until January 1994.

     ROBERT DE METZ was appointed Senior Executive Vice President, Divestitures, Mergers and Acquisitions of Vivendi Universal in September 2002. He previously worked as a fund manager. He was a member of the Executive Board of directors of Paribas from 1997 to 2000, where his main responsibilities included taking charge of many mergers and acquisitions.

     ANDREW J. KASLOW was appointed Senior Executive Vice President of Human Resources for Vivendi Universal in January 2002. Mr. Kaslow was most recently Senior Vice President, People Development, of AOL Time Warner. Previously, Andrew Kaslow was Senior Vice President, Human Resources, of Time Warner, appointed to that position in January 1999. Prior to joining Time Warner, he was Senior Vice President of Human Resources at Becton Dickinson and Company, a global medical devices and diagnostics company. From 1993 to 1996, Mr. Kaslow was Vice President of Human Resources at Pepsico Inc. Mr. Kaslow serves on the Board of directors of New Jersey Public Broadcasting (NJN), Newark Public Radio (WBGO-FM), Ramapo College and the Labor Policy Association (LPA).

     JEAN-FRANCOIS DUBOS was appointed Executive Vice President and General Counsel of Vivendi Universal. In this capacity, Mr. Dubos is responsible for managing the group's legal and administrative services departments. He is also a member of the French Administrative Supreme Court (Maitre des Requetes au Conseil d'etat), currently on temporary leave. Mr. Dubos joined Compagnie Generale des Eaux, the predecessor firm of Vivendi Universal, as deputy to the Chief Executive Officer in 1991 and since 1994 as General Counsel. From 1993 to 1999 he was the Chief Executive Officer of the group's subsidiary Carrousel du Louvre. From 1984 to 1991, while a full-time member of the French Administrative Supreme Court (Conseil d'Etat), he worked on a wide range of matters, including education, interior affairs, urban planning, historical preservation and codification of laws. From 1981 to 1984, he was co-head of the cabinet of the French Ministry of Defense. Mr. Dubos currently serves on the Board of directors of two of our subsidiaries, Fomento de Construcciones y Contratas and Portland Valderrivas, on the Supervisory board of Groupe Canal+ SA, and also serves on the Board of directors of several water distribution companies (Societe des Eaux de Melun, Mediterranea de Aguas).

     MICHEL BOURGEOIS was appointed Executive Vice President Corporate Communications of Vivendi Universal in September 2002. In this position, he is responsible for corporate communications, internal communications, media, public relations and public affairs. From 2000 to 2002, Michel Bourgeois was Executive Vice President Corporate Communications, France, of pharmaceuticals company Aventis. Mr. Bourgeois previously held successive positions at Rhone Poulenc from 1987 to 2000, in Media Relations, Corporate Communications and was Adviser to the Chairman, Jean-Rene Fourtou, from 1995 to 2000.

     RENE PENISSON was appointed Adviser to the Chairman and Chief Executive Officer, Organization, Human Resources, Social Relations of Vivendi Universal in September 2002. From 1999 to 2002 he was a member of the Executive Committee of Aventis; Senior Executive Vice President, Human

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

Resources of Aventis and Chairman of Aventis Animal Nutrition and Chairman of RP Industrialisation. From 1997 to 1999, he served as member of the Executive Committee of Rhone Poulenc S.A. From 1982 to 1997, Mr. Penisson was Executive Vice President, Basic Chemicals Division of Rhone Poulenc; Chief Operating Officer of Rhone Poulenc Chimie and Senior Executive Vice President, Human Resources of the Rhone Poulenc Groupe.

     HUBERT JOLY was appointed Executive Vice President, Monitoring of US Assets in August of 2002 and Deputy Chief Financial Officer in March 2003. Prior to this, Mr. Joly was Executive Vice President and Group Chief Information Officer of Vivendi Universal from November 2001 to November 2002. From December 2000 to October 2001, Mr. Joly was responsible for the integration of Vivendi Universal's North American activities. Between July 1999 and June 2001, Mr. Joly was Chief Executive Officer of Havas Interactive, known today as Vivendi Universal Games, Vivendi Universal's interactive entertainment and educational software publishing division. Prior to joining Havas Interactive, Hubert Joly served as Vice President of Electronic Data Systems (EDS) Europe and Chairman and Chief Executive Officer of EDS France. Previously, he spent 12 years at McKinsey & Company, Inc. in San Francisco, New York and Paris, specializing in high technology.

BOARD COMMITTEES

     Our Board of directors has four independent committees, the Audit Committee, the Human Resources Committee, the Strategy and Finance Committee and the Corporate Governance Committee. The Chairman and members of all four Committees receive a specific Directors' fee deducted from the total of the Board of directors' fees allotted by the Shareholders Meeting.

AUDIT COMMITTEE

     The Audit Committee is composed of at least three Directors, all of whom must be independent Directors with financial or accounting expertise. It does not include any senior manager or executive director of Vivendi Universal. The Audit Committee's members are Henri Lachmann (Chairman), Fernando Falco and Gerard Bremond.

     The Audit Committee makes recommendations to the Board of directors and advises the Board of directors on the accounting procedures governing our operations, particularly in the following fields:

     - examination of our annual and half-yearly accounts and consolidated accounts, before their presentation to the Board of directors;

     -  cohesion and efficacy of our internal audit system;

     - co-ordination with external and internal auditors and examination of their findings and their audits;

     -  accounting methods and principles;

     -  our consolidation parameters;

     -  our off-balance sheet risks and commitments;

     - selection of auditors, advice on the amount of fees demanded for carrying out their legal auditing mission and control of observance of rules guaranteeing their independence;

     - advice on the annual balance sheet and the proposal of any measure that could improve its efficiency; and

     - any subject that, in its opinion, presents risks for us or concerns about our accounting procedures.

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

HUMAN RESOURCES COMMITTEE

     The Human Resources Committee is composed of at least three Directors. It does not include any senior manager or executive director of Vivendi Universal. Its members are Marie-Josee Kravis (Chairman), Dominique Hoenn, Bertrand Collomb and Paul Fribourg.

     The Human Resources Committee makes recommendations to the Board of directors regarding:

     - remuneration of the Chairman and the Senior Executives, and particularly, determination of the variable portion of their remuneration and analysis of consistency of calculating the variable portion of their remuneration based on evaluation of their performance and the implementation of our medium term strategy;

     - allocation of stock options to our Senior Executives and principal Executive Managers;

     - proposals for the distribution and methods of payment of Directors' fees granted to members of the Board of directors and Committees;

     -  general policy covering the remuneration of our principal managers;

     - advice on the provisions put in place by us for managers' liability and additional pensions; and

     -  advice on the recruitment of management executives.

STRATEGY AND FINANCE COMMITTEE

     The Strategy and Finance Committee is composed of at least four Directors. It does not include any senior manager or executive director of Vivendi Universal. Its members are Claude Bebear (Chairman), Edgar Bronfman, Jr., Gerard Kleisterlee, Paul Fribourg and Gerard Bremond. The members of the Strategy and Finance Committee can participate in meetings of the Audit Committee.

     The Strategy and Finance Committee makes recommendations to the Board of directors, advises the Board of directors on the procedures governing our operations, particularly in the following fields:

     -  strategic orientation;

     -  acquisitions and transfers of significant holdings and assets;

     - strategic agreements relating to industrial and financial alliances and cooperation;

     -  important internal restructuring operations;

     -  operations situated outside our advertised strategy;

     - financial operations likely to significantly impact on our balance sheet;

     -  significant financial operations; and

     -  our cash situation and indebtedness.

CORPORATE GOVERNANCE COMMITTEE

     The Corporate Governance Committee is composed of at least three Directors. It does not include any senior manager or executive director of Vivendi Universal. Its members are Claude Bebear and Edgar Bronfman Jr. (co-Chairmen), Marie-Josee Kravis and Bertrand Collomb.

     The Corporate Governance Committee makes recommendations to the Board of directors particularly in the following fields:

     - selection of Directors and selection of members and missions of the Committees of the Board of directors;

     -  determination and review of independence criteria for Directors;

     -  arranging the Chairman succession process, when applicable;

     -  evaluation of the organization and operation of the Board of directors;

     - preparation of the annual meeting for the evaluation of the Chairman and Chief Executive Officer;

     - examination of national and international practices in corporate governance matters and their application; and

     -  review of our corporate governance practices.

COMPENSATION

     The compensation of officers is fixed by the Board of directors upon recommendation of the Human Resources Committee. It is composed of a fixed part and a variable part determined for the second semester 2002 according to the following criteria: resolution of the group's liquidity crisis (40%); presentation and implementation of a disposal plan of non strategic assets (40%) and re-mobilization of management and employees and proposals for a re-foundation of our strategy (20%).

COMPENSATION OF DIRECTORS

     In a full year, each Director receives Director's fees of E50,000.

     This amount is increased by E11,000 for the functions of member of the Human Resources Committee and E22,000 for the functions of member of the Audit Committee. This amount is doubled for the Chairmen of the two Committees.

     Director's fees paid in 2002 were made as follows:

                                                              (IN EUROS)
                                                              ----------
CURRENT MEMBERS OF THE BOARD OF DIRECTORS
Mr. Jean-Rene Fourtou(1)....................................          0
Mr. Claude Bebear...........................................     23,500
Mr. Edgar Bronfman, Jr. ....................................     60,404
Mr. Edgar M. Bronfman.......................................     65,807
Mr. Dominique Hoenn.........................................     18,000
Mr. Gerard Kleisterlee......................................     18,000
Mrs. Marie-Josee Kravis.....................................     76,807
Mr. Henri Lachmann..........................................     82,307
FORMER DIRECTORS WHO HELD A MANDATE IN 2002 AND EARLY 2003
Mr. Bernard Arnault.........................................     45,108
Mr. Jean-Louis Beffa........................................     36,904
Mr. Richard Brown...........................................     52,464
Mr. Jean-Marc Espalioux.....................................     54,904
Mr. Philippe Foriel-Destezet................................     36,724
Mr. Jacques Friedmann.......................................     54,904
Mrs. Esther Koplowitz.......................................     42,298
Mr. Pierre Lescure..........................................     36,904
Mr. Eric Licoys.............................................     50,737
Mr. Jean-Marie Messier......................................     36,904
Mr. Samuel Minzberg.........................................     57,938
Mr. Simon Murray............................................     36,904
Mr. Serge Tchuruk...........................................     60,358
Mr. Rene Thomas.............................................     36,904
Mr. Marc Vienot.............................................     90,964
                                                              ---------
TOTAL.......................................................  1,075,744
                                                              =========

       ----------------------

       (1) Mr. Fourtou has renounced the payment of his Director's fees for year 2002.

     Upon recommendation of the Human Resources Committee, the Board of directors held on September 25, 2002 decided to modify the distribution of Director's fees, decreed at its meeting on December 11, 2000. From the fourth quarter 2002, payment of Director's fees to members of the Board of directors and the Committees shall be made depending on their actual presence at meetings and on the specific work carried out.

COMPENSATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     On the recommendation of the Human Resources Committee, the remuneration of the Chairman and Chief Executive Officer for 2002 is composed of the following elements: annual fixed salary: E1 million; bonus target 150% (maximum: 250%); options: 1,000,000 stock options without discount. Retirement: 2.5% of the target compensation per year of service as Chairman and Chief Executive Officer, cash exit possible. In 2002, Mr. Jean-Rene Fourtou, Chairman and Chief Executive Officer since July 3, 2002, received from Vivendi Universal a gross remuneration of E497,368, fringe benefits included. Mr. Jean-Rene Fourtou holds more than 750 Vivendi Universal shares. He renounced his Director's fees as a Director of Vivendi Universal and received Director's fees of E9,767 as Director and member of the Supervisory Board for the subsidiaries of Vivendi Universal controlled within the meaning of article 233-16 of the French commercial code.

COMPENSATION OF EXECUTIVE OFFICERS

     In 2002, Mr. Jean-Marie Messier, Chairman and Chief Executive Officer until July 1, 2002, received from Vivendi Universal gross remuneration of E5,635,854, fringe benefits included. He did not benefit from any attribution of stock options. He received E84,384 Director's fees as Director of Vivendi Universal and as Director and member of the Supervisory board for the subsidiaries of Vivendi Universal controlled within the meaning of article 233-16 of the French commercial code. At June 30, 2002, Mr. Jean-Marie Messier held 361,377 Vivendi Universal shares.

     On September 25, 2002, the Board of directors ratified the decision taken by the General Management of Vivendi Universal, on the advice of its lawyers, to refuse a severance package to Mr. Messier and to put an end to the fringe benefits he was enjoying. The Board of directors left it to its Chairman to decide on the possibility of starting a proceeding and the choice of arbitration proceedings. Following an arbitration convention on October 31, 2002, the dispute was submitted to an Arbitration Tribunal constituted on January 17, 2003 under the aegis of the American Arbitration Association in New York and composed of three arbitrators.

     A first procedural hearing took place on January 28, 2003. The pleadings and responses will be filed by the parties and witnesses will be heard before the end of April 2003. The hearing of pleadings will be held before the end of the first half of 2003 and the arbitration decision is expected in the second half of 2003.

     Mr. Edgar Bronfman, Jr., Vice-President, received in 2002, from Vivendi Universal and its subsidiaries E17,108,366 gross remuneration, fringe benefits and a severance package relating to his duties as Executive Officer of Vivendi Universal. The Consultancy Agreement that linked him to Vivendi Universal since February 20, 2002 came to an end, at his request, on September 25, 2002. Since this date, he has been a part time employee of Vivendi Universal U.S. Holdings Co., a US subsidiary of Vivendi Universal.

     Mr. Eric Licoys, Director until September 5, 2002, received from Vivendi Universal a gross remuneration of E5,098,444, fringe benefits and severance package included. In addition, he received E103,784 as Director's fees as Director of Vivendi Universal and as Director and member of the Supervisory Board for the subsidiaries of Vivendi Universal controlled within the meaning of article 233-16 of the French commercial code.

     Mr. Pierre Lescure, Director and co-COO until April 24, 2002, received from Canal+ Group gross remuneration of E4,124,915, fringe benefits and severance package included. In addition, he received Director's fees of E43,764 Director's fees as Director of Vivendi Universal and as Director and member of the Supervisory board for the subsidiaries of Vivendi Universal controlled within the meaning of article 233-16 of the French commercial code.

COMPENSATION OF SENIOR EXECUTIVES

     The top ten remunerations received by Vivendi Universal's Senior Executives totaled E55.24 million in 2002. Nine of the top ten remunerations were received by American Senior Executives.

LOANS AND GUARANTEES GRANTED TO MEMBERS OF THE GENERAL MANAGEMENT

     Vivendi Universal has not granted or agreed to any guarantee for the benefit of members of Board of directors nor members of the General Management.

THE GOVERNANCE AGREEMENT

     We are a party to a governance agreement with certain former Seagram shareholders that are members or affiliates of the Bronfman family (the "Bronfman Shareholders") entered into December 2000. In addition to the provisions described below, the governance agreement restricts the transfer of

Vivendi Universal shares held by the Bronfman Shareholders and contains other provisions relating to the ownership, holding, transfer and registration of our shares.

     In the governance agreement Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision. Vivendi Universal does not intend to violate the provision and trigger the GRA.

DESIGNEES TO OUR BOARD OF DIRECTORS

     Under the governance agreement, Vivendi Universal has elected to, and is required to use best efforts to, cause the continuation for a four-year term on its Board of directors of five former members of Seagram's Board of directors. Two of the designees are parties to the governance agreement (Edgar M. Bronfman and Edgar Bronfman, Jr.), one designee is unaffiliated with the Bronfman family (non-Bronfman designees), and the two remaining seats are vacant.

     Following the expiration of the initial four-year period, and for so long as the Bronfman Shareholders continue beneficially to own the applicable percentage of the number of Vivendi Universal voting securities (as described below) owned by them immediately following the effective time of the arrangement, we will use our best efforts to cause the election of the number of individuals designated by the Bronfman Shareholders indicated below:

                                                              NUMBER OF
                                                              BRONFMAN
PERCENTAGE OF INITIAL INVESTMENT                              DESIGNEES
--------------------------------                              ---------
more than 75%...............................................    3
more than 50% but less than or equal to 75%.................    2
more than 25% but less than or equal to 50%.................    1

     After the initial four-year term, the re-appointment of the non-Bronfman designees will be at our discretion.

     "Vivendi Universal voting securities" are securities that generally entitle the holder to vote for members of Vivendi Universal's Board of directors, or securities issued in substitution for such securities, including Vivendi Universal ordinary shares, Vivendi Universal ADSs and Exchangeable Shares.

DESIGNEES TO THE COMMITTEES OF OUR BOARD OF DIRECTORS

     For so long as either (i) the Bronfman Shareholders have the right to designate at least two members of Vivendi Universal's Board of directors or (ii) the Bronfman Shareholders are collectively the largest holders of Vivendi Universal voting securities other than Vivendi Universal and its affiliates, we must:

     - appoint and maintain a designee of the Bronfman Shareholders as the Chairman of the Human Resources Committee of our Board of directors;

     - cause the Chairman of the Human Resources Committee to be appointed and maintained as a member of the Nominating Committee of our Board of directors;

     - cause the Nominating Committee to be responsible for proposing the nomination of all Directors, other than the Bronfman designees;

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

     - cause a designee of the Bronfman Shareholders to be appointed and maintained as a member of the Audit Committee of our Board of directors; and

     - cause a designee of the Bronfman Shareholders to be appointed and maintained as a member of any subsequently formed executive or similar committee, if the failure of the Bronfman Shareholders to participate would be inconsistent with the purposes of the Board and committee participation rights described above.

                             PRINCIPAL SHAREHOLDERS

     To our knowledge, no individual shareholder owns beneficially, or exercises control or direction over, 5% or more of the outstanding Vivendi Universal ordinary shares.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

FRANK ALCOCK

     As of December 21, 2001, we divested the spirits and wine business to which Frank Alcock, Edgar Bronfman, Jr.'s father-in-law, previously provided consulting services.

PURCHASE OF VIVENDI UNIVERSAL SHARES FROM THE BRONFMAN FAMILY

     Vivendi Universal purchased 15,400,000 American Depository Shares (ADS), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADS representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share on the Paris stock market on May 29, 2001, with a 0.9% discount.

ACQUISITION OF THE FOUR SEASONS RESTAURANT

     Pursuant to a Stock Purchase Agreement dated as of October 28, 2002, between FS Investments LLC ("FSI") and Vivendi Universal Holding I Corp. ("VUHI"), an indirect, wholly-owned subsidiary of Vivendi Universal, VUHI has agreed to sell its entire 51% equity interest in Classic Restaurants Corp. ("Classics") to FSI. Classics owns The Four Seasons Restaurant in New York City. Edgar Bronfman, Jr., together with his father and other family members, control FSI. This transaction, which is expected to close during the second quarter of 2003, arose pursuant to agreements governing the terms of Mr. Bronfman's resignation as Executive Vice Chairman of Vivendi Universal on March 31, 2002. Under those agreements, Mr. Bronfman exercised an option to purchase VUHI's equity interest in Classics for approximately $2.7 million, subject to closing balance sheet adjustments, which represents the fair market value as determined by an independent, expert appraisal.

EDGAR M. BRONFMAN RETIREMENT BENEFITS

     In connection with Edgar M. Bronfman's retirement from executive positions with Vivendi Universal and its affiliates effective December 31, 2001, Vivendi Universal agreed to provide Mr. Bronfman with office space, the services of an assistant and a driver, and the use of a Vivendi Universal leased vehicle in New York City until December 2011.

RELATED COMPANIES

     For a description of the main transactions with related companies, see Note 14 to the Consolidated Financial Statements.

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                       DESCRIPTION OF OTHER INDEBTEDNESS

     The following is a description of our material outstanding indebtedness. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the agreements which set forth the principal terms and conditions of our credit facilities and other indebtedness. For a description of our plans with respect to the repayment and cancellation of certain of our debt facilities with the proceeds from the issuance of the Notes and the initial drawing under the new E2.5 billion senior secured Credit Facility, see "The Refinancing Plan" and "Capitalization".

COMMITMENT FOR E2.5 BILLION SENIOR SECURED CREDIT FACILITY

     On March 17, 2003, we entered into a commitment letter with a group of eight banks pursuant to which these banks agreed, subject to satisfaction of certain conditions, to underwrite a new aggregate E2.5 billion debt facility (the New Credit Facility). The New Credit Facility will be provided to Vivendi Universal and, potentially, up to a maximum of E500 million of the facility may be provided to Vivendi Communications North America, Inc. or Vivendi Universal Holding I Corp., as the borrowers. Vivendi Universal and certain of its subsidiaries will act as guarantors. This New Credit Facility will be used, after application of the proceeds from the issuance of the Notes, and to the extent cash available to us is insufficient, to repay certain existing indebtedness, and then to act as a liquidity back-up to our asset disposal program and for general corporate purposes.

     The commitment of the banks to underwrite the New Credit Facility is subject to certain conditions, including the following:

     - the preparation, execution and delivery of definitive documentation relating to the facility;

     - obtaining waivers from the existing lenders under the Multicurrency Revolving Credit Facility and from LineInvest under Vivendi Universal's remaining part of the LineInvest transaction, relating to certain terms of the facility, including the provision of guarantees and security in respect of the facility;

     - a material adverse change clause with respect to Vivendi Universal or until that time the proceeds of the Notes are paid into the escrow accounts, with respect to the financial markets; and

     - completion of the sale of the Notes in a gross amount of not less than E1 billion and application of the net proceeds.

     Furthermore, the drawing of the New Credit Facility is subject to certain additional conditions, including the following:

     - the release from escrow of the proceeds of the issuance of the Notes and application of the proceeds to repay certain indebtedness;

     - no material adverse effect on the business, assets, financial condition, operations or prospects of Vivendi Universal, its material subsidiaries, any borrower or guarantor under the facility and the group taken as a whole;

     - no default or event of default under the facility, including cross defaults;

     - a visa from the Commission des Operations de Bourse in relation to the Document de Reference to be filed with respect to the year ended December 31, 2002;

     - completion of, or continued commitments as described below in respect of, the extension of the maturity of the VUE Bridge Facility;

     - delivery of certain customary documentation, including legal opinions, financial information, confirmation of our disposal commitment and security documentation; and

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     -  payment of fees, costs and expenses.

     The New Credit Facility will be comprised of a E1.5 billion revolving facility (Tranche A) and a E1.0 billion term loan facility (Tranche B), each with a final maturity date falling on the third anniversary of the date of signing the loan agreement in which the facility is documented. Borrowings under the facility will be available in euros or dollars, and in the event the net proceeds of this offering exceeds E1.5 billion the size of the facility will be reduced by the amount of such excess.

     The term loan facility will be available for 60 days after signing, and the revolving credit facility will be available until the date falling one month before the final maturity of the facility, so long as the conditions to the availability of the facility, including those described above, are satisfied prior to the date that is 60 days after signing the final documentation for the facility.

     The New Credit Facility will contain financial covenants to be based on those contained in our existing E 1.0 billion Dual Currency Revolving Credit Facility, subject to agreed changes in covenant levels, and non-financial undertakings usual for this type of transaction, including delivery of information, negative pledge undertaking, limitation on borrowings and guarantees, requirements with respect to disposals, limitations on restructurings and acquisitions, limitations on incurrence of subsidiary debt and distribution of dividends and other customary undertakings. In addition, the facility will include mandatory repayment provisions with respect to the proceeds of certain asset sales and debt and equity financings, and customary events of default.

VIVENDI UNIVERSAL ENTERTAINMENT LLLP BRIDGE FACILITY

     Vivendi Universal Entertainment LLLP (VUE) has entered into a $1,620,000,000 term loan facility dated May 3, 2002, as amended and restated as of November 25, 2002 (the VUE Bridge Facility), among VUE, Banc of America Securities LLC and J.P. Morgan Securities Inc., as lead arrangers and bookrunners, the banks party thereto and JPMorgan Chase Bank, as administrative agent. Proceeds of the term loan under the VUE Bridge Facility were used to fund the cash distribution made by VUE to USANi Sub LLC on May 7, 2002, and, as of March 21, 2003, the VUE Bridge Facility remains fully drawn down.

     Borrowings under the VUE Bridge Facility are denominated in US Dollars and bear interest at either LIBOR plus a margin of 6.00% or ABR plus a margin of 5.00%. The VUE Bridge Facility matures on June 30, 2003 or, if by such date, the aggregate outstanding principal amount of the loans under the VUE Bridge Facility less the aggregate amount of cash collateral held by the lenders under the Facility does not exceed $420,000,000 and VUE elects to extend the maturity and pay an additional fee to such lenders, September 30, 2003.

     Certain of VUE's subsidiaries guarantee VUE's obligations as borrower under the Facilities. VUE's obligations as borrower and the guarantors' obligations are secured by a first priority lien on certain assets of VUE and the guarantors, including capital stock in certain of VUE's subsidiaries, intellectual property, deposit accounts and real property owned by VUE and such subsidiaries. In addition, as required under the VUE Bridge Facility, Vivendi Universal and certain of its subsidiaries that are not subsidiaries of VUE have agreed to the subordination of the obligations under intercompany loans made by them to VUE and the guarantors under the VUE Bridge Facility.

     The VUE Bridge Facility contains negative covenants that restrict and limit VUE's ability and the ability of all or certain of VUE's subsidiaries to engage in certain activities, including but not limited to:

     - limitations on creating or permitting to subsist certain security interests on their assets;

     -  limitations on disposals of assets;

     - limitations on the incurrence of indebtedness (including financial guarantees);

     - limitations on investments, loans, advances, guarantees, acquisitions and mergers;

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     -  limitations on the payment of distributions or other amounts in respect of capital stock; and

     -  limitations on transactions with affiliates.

     In addition, VUE must maintain certain financial ratios, including:

     - maximum ratios of consolidated financial indebtedness to consolidated EBITDA; and

     -  minimum ratios of consolidated EBITDA to consolidated interest expense.

     The VUE Bridge Facility also places additional limitations on the ability of VUE and its subsidiaries to make loans or advances to, and to borrow or receive loans or advances from, Vivendi Universal and certain of Vivendi Universal's subsidiaries that are not VUE or subsidiaries of VUE. The VUE Bridge Facility prohibits dividends by VUE and otherwise limits the net balance of loans between VUE and Vivendi Universal to an aggregate of $200 million at any time. In addition, the VUE Bridge Facility places certain obligations on VUE and its subsidiaries to maintain their distinct corporate identity, including but not limited to restrictions on the comingling of funds, maintenance of records, books of account and financial statements, and restrictions on the ability of VUE and its subsidiaries to guarantee, hold themselves out as liable for or pledge assets to secure obligations of Vivendi Universal or its subsidiaries other than VUE or subsidiaries of VUE.

     The VUE Bridge Facility also requires VUE and certain of its subsidiaries to observe certain affirmative covenants, including, but not limited to, relevant authorizations, maintenance of status and insurance, compliance with laws, provision of financial and other information and notification of defaults.

     VUE may voluntarily prepay any loan made to it in whole or in part if it gives at least three business days' notice, subject to a minimum payment threshold and integral multiple requirements. VUE must repay the VUE Bridge Facility with all proceeds received from certain issuances of indebtedness. VUE must also apply certain proceeds received from asset disposals, issuances of equity and other events as cash collateral to support its obligations under the VUE Bridge Facility. In addition, the VUE Bridge Facility is subject to mandatory prepayment if Vivendi Universal ceases to directly or indirectly own more than 50.1% of the share capital and voting rights of VUE or if Vivendi Universal ceases to consolidate VUE under either US GAAP or French GAAP.

     The VUE Bridge Facility contains customary event of default provisions including provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, judgments, the ineffectiveness of the security or guarantees, ERISA events and unlawfulness.

VUE COMMITMENT AND EXTENSION OF VUE BRIDGE FACILITY

     VUE is in the process of refinancing the VUE Bridge Facility through a securitization facility, a senior secured term loan facility and, if necessary, a temporary extension of the existing VUE Bridge Facility.

     On March 19, 2003, Vivendi Universal Entertainment LLLP entered into a commitment letter with Banc of America Securities LLC and J.P. Morgan Securities Inc. pursuant to which these banks agreed to structure, arrange and syndicate a new $500,000,000 senior secured term loan facility, and, subject to satisfaction of certain conditions, the banks have committed to underwrite an aggregate of $300,000,000 of this facility. This new facility will be provided to refinance a portion of the VUE Bridge Facility. This new facility will be guaranteed by certain film, television and theme park subsidiaries and will be secured by the certain shares and assets of the borrower and the guarantors.

     The commitments of Banc of America and J.P. Morgan under the commitment letter are subject to several conditions, including the following:

     - the negotiation and execution of definitive documentation with respect to the facility on or prior to June 30, 2003; and

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

     - there not having occurred after the date hereof and being continuing a material disruption of or material adverse change in financial, banking or capital market conditions that, in the reasonable judgment of Banc of America and J.P. Morgan, could reasonably be expected materially to impair the syndication of the facility.

     In addition, the availability of the facility will be subject to:

     - completion of a $700 million securitization facility as partial refinancing of the VUE Bridge Facility by March 31, 2003;

     - receipt by Banc of America and J.P. Morgan of audited financial statements of VUE for the year ended December 31, 2002, as well as certain other financial information;

     -  no default or event of default under the facility;

     - no event, development or circumstance having occurred that has had or could reasonably be expected to have a material adverse effect on the business, assets, property, condition (financial or otherwise) or prospects of VUE and its subsidiaries;

     -  receipt of satisfactory ratings for the facility; and

     -  certain other customary conditions for facilities of this type.

     This facility will mature on the fifth anniversary of the closing of the facility.

     In addition, on March 19, 2003, VUE received a commitment for an extension in respect of up to $420 million of the VUE Bridge Facility from September 30, 2003 to December 31, 2003. This extension is conditioned upon receiving an extension of up to $420 million of the VUE Bridge Facility from June 30, 2003 to September 30, 2003, and the completion of $700 million of refinancing of the VUE Bridge Facility on or prior to March 31, 2003.

     This new VUE facility will liberalize the limitation on the net balance of loans between VUE and Vivendi Universal in the existing VUE Bridge Facility. Under the new VUE facility, the limitation on net balances of loans between VUE and Vivendi Universal is expected to increase to $500 million and that limitation is expected to be further liberalized to permit net balances of up to $700 million if VUE attains BB+ and Ba1 ratings. The limitation is expected to be no longer effective if VUE attains investment grade ratings.

CDC IXIS REVOLVING AND DUAL CURRENCY REVOLVING CREDIT FACILITIES

     We have entered into a E1,000,000,000 dual currency credit facility (Dual Currency Revolving Credit Facility) dated as of November 26, 2002, as amended as of February 6, 2003, among Vivendi Communications North America, Inc. and Vivendi Universal Holding I Corp., as the borrowers, Vivendi Universal and certain of its subsidiaries, as the guarantors, the lenders party thereto and Societe Generale as facility and security agent, and a E300,000,000 revolving credit facility (the "CDC IXIS Revolving Facility" and, together with the Dual Currency Revolving Credit Facility, the "Facilities") dated as of January 15, 2003, as amended as of February 6, 2003, among Vivendi Universal, as the borrower, and CDC FINANCE -- CDC IXIS, as the lender. The Facilities are available as a liquidity back-up to the disposal of assets to enable the borrowers to repay certain intra-group loans and for general corporate purposes. Borrowings under the Dual Currency Revolving Credit Facility may be made in Euros or US Dollars. At March 21, 2003, the borrowers had not drawn under the Dual Currency Revolving Credit Facility, but Vivendi Universal has fully drawn under the CDC IXIS Revolving Facility.

     Borrowings under the Dual Currency Revolving Credit Facility denominated in US Dollars bear interest at LIBOR plus a margin of 3.75%, subject to certain adjustments. Borrowings under the Dual Currency Revolving Credit Facility denominated in Euros bear interest at EURIBOR plus a margin of 3.75%, subject to certain adjustments. Borrowings under the CDC IXIS Revolving Facility bear interest at EURIBOR plus a margin of 3.75%, subject to certain adjustments. A E500 million tranche of the Dual Currency Revolving Credit Facility matures on December 31, 2003, and the remaining tranche of

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E500 million matures on December 31, 2004. The CDC IXIS Revolving Facility
matures on March 31, 2004. Under the CDC IXIS Revolving Facility, we are required to repay principal of E100,000,000 by March 31, 2003 and E150,000,000 by November 30, 2003.

     Pursuant to the Dual Currency Revolving Credit Facility, the borrowers are required to pay commitment fees at an annual rate of 1.00% on the undrawn, uncancelled amount of the commitments during the availability period. Accrued commitment fees are payable quarterly in arrear and on the final maturity date.

     Pursuant to the CDC IXIS Revolving Facility, Vivendi Universal is required to pay commitment fees at an annual rate of 1.25% on the undrawn, uncancelled amount of the commitments during the availability period. The accrued commitment fees are payable for the first time on the date of the first loan and then quarterly in arrears and on the final maturity date. Accrued commitment fees shall also be payable on the canceled portion of any commitment at the time the cancellation comes into effect.

     Vivendi Universal and certain of its wholly-owned subsidiaries guarantee the borrowers' obligations under the Dual Currency Revolving Credit Facility, and certain of Vivendi Universal's wholly owned subsidiaries guarantee its obligations as borrower under the CDC IXIS Revolving Facility. The obligations of Vivendi Universal and the other borrowers and other guarantors under the Facilities and the guarantees are secured on a pro rata basis among the lenders under the Facilities by a first priority lien on the deposit accounts, intercompany notes and capital stock of certain subsidiaries of Vivendi Universal, the other borrowers and certain of the other guarantors. In addition, the obligations of Vivendi Universal and the other borrowers and guarantors under their intercompany loans have been subordinated to their obligations under the Facilities and the obligations of Vivendi Universal and the other guarantors under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction.

     The Facilities contain negative covenants, which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, investments, mergers and acquisitions, asset disposals, intercompany loans and liens, and require us to meet various financial ratios. Pursuant to the Facilities, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under all existing facilities is more than E100,000,000. The Facilities require Vivendi Universal to maintain various financial ratios, including:

     -  maximum ratios of net financial debt to cash EBITDA;

     -  minimum ratios of cash EBITDA to net financing costs; and

     -  maximum total gross financial debt.

     The Facilities place certain limitations on the ability of Vivendi Universal and certain of its subsidiaries other than VUE and its subsidiaries to make loans or advances to, and to borrow or receive advances from, VUE and its subsidiaries.

     The Facilities also limit, to a certain extent, our ability to make certain types of asset disposals. Notwithstanding such limitations, the Dual Currency Revolving Credit Facility requires that by the following dates the aggregate net cash proceeds from asset disposals since November 26, 2002 are to be no less than the amounts set forth below, subject to certain exceptions and cure periods.

         DATE                                        PROCEEDS
         ----                                     --------------
         June 30, 2003........................    E4,000,000,000
         September 30, 2003...................    E6,700,000,000

     The Facilities also require Vivendi Universal and certain of its subsidiaries to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of

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

status, certain bank accounts, intellectual property rights and insurance, payment of taxes, compliance with ERISA reporting requirements, compliance with laws (including environmental laws), provision of financial and other information and notification of defaults.

     The Facilities allow for voluntary prepayment if the applicable borrower gives at least three days' notice, subject to a minimum payment threshold and integral multiple requirements. Provided the applicable borrower gives at least three days' notice, it may, without penalty or indemnity obligation, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum payment threshold and integral multiple requirements. Such voluntary prepayments must be made pro rata between the Dual Currency Revolving Credit Facility and the CDC IXIS Revolving Facility. The Facilities are subject to mandatory prepayment with 100% of any net debt issue proceeds, 100% of any net dividend paid by Vivendi Universal, 33% of any net equity issue proceeds, 100% of the proceeds from the sale of Vivendi Environnement shares owned as of December 31, 2002, and 33% of the net asset disposal proceeds from the sale of certain other assets.

     The Facilities contain customary event of default provisions including nonpayment, misrepresentation under the loan documents, breach of other obligations, cross-default, breach of covenants, bankruptcy, insolvency, material adverse changes, change of control, certain material ERISA events, and cessation of business.

MULTICURRENCY REVOLVING CREDIT FACILITY

     We have entered into a E3,000,000,000 multicurrency revolving credit facility (Multicurrency Revolving Credit Facility) dated March 15, 2002, as amended on February 6, 2003, with a syndicate of banks, as lenders, and Barclays Capital, Bayerische Landesbank Girozentrale, BNP Paribas, Credit Agricole Indosuez, Credit Lyonnais, Deutsche Bank AG, SG Investment Banking and Sumitomo Mitsui Banking Corporation, as mandated lead arrangers, and Societe Generale, as facility agent. The Multicurrency Revolving Credit Facility is fully drawn.

     Borrowings under the Multicurrency Revolving Credit Facility that are denominated in Euros bear interest at EURIBOR plus a margin of 1.50%, which margin reduces to 1.00% upon the occurrence of certain events. Borrowings under the Multicurrency Revolving Credit Facility that are denominated in a currency other than Euros bear interest at LIBOR plus a margin of 1.50%, which margin reduces to 1.00% upon the occurrence of certain events. The Multicurrency Revolving Credit Facility matures on March 15, 2007.

     We are required to pay commitment fees at an annual rate of 50% percent of the then applicable margin on the undrawn, uncancelled amount of each bank's commitment until the final maturity date of the Multicurrency Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrears and on the final maturity date of the Multicurrency Revolving Credit Facility. We also are required to pay a utilization fee at a rate of 0.05% per annum on the aggregate amount of such bank's participation in the loans for each day that the aggregate amount of the loans then outstanding exceeds 50% of the then total commitments under the Multicurrency Revolving Credit Facility. In addition, we have agreed to pay certain fees to those banks that consented to the waivers or amendments under the Multicurrency Revolving Credit Facility. The amount of any such fee is computed at a rate of 0.20% per annum on the consenting bank's commitment or, if greater, its participation in the then outstanding loans on the date of the waiver. We also pay the facility agent an annual agency fee.

     Vivendi Universal's subsidiaries that guarantee the Facilities (including the borrowers under the Dual Currency Revolving Credit Facility) also guarantee its obligations under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction. The guarantees under the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction financing are junior in priority to the guarantees given by such subsidiaries under the Facilities. In

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addition, Vivendi Universal's obligations under each of the Multicurrency
Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction are secured on a pro rata basis among the lenders under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction by a second priority lien on the assets that secure Vivendi Universal's obligations and the obligations of the other borrowers and guarantors under the Facilities. In addition, certain of Vivendi Universal's and the guarantors' obligations under their intercompany loans are subordinated to Vivendi Universal's obligations and the obligations of the guarantors under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction, as well as Vivendi Universal's obligations and the obligations of the other borrowers and guarantors under the Facilities.

     The Multicurrency Revolving Credit Facility contains customary negative covenants which restrict or limit Vivendi Universal's ability and the ability of its subsidiaries that are borrowers under the Multicurrency Revolving Credit Facility, if any, and its material subsidiaries to engage in certain activities, including but not limited to:

     - limitations on creating or permitting to subsist certain security interests on any of their assets;

     - restrictions preventing Vivendi Universal from making any substantial change to the general nature of the media and telecommunications business conducted by Vivendi Universal and its subsidiaries on March 15, 2002; and

     - restrictions on sale and leaseback transactions, sales or disposals of assets and mergers and similar transactions.

     The Multicurrency Revolving Credit Facility also requires Vivendi Universal to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance, compliance with environmental laws, provision of financial and other information and notification of defaults. In addition, Vivendi Universal must maintain various financial ratios, including:

     -  maximum ratios of net financial debt to cash EBITDA;

     -  minimum ratios of cash EBITDA to net financing costs; and

     -  maximum total gross financial debt.

     Vivendi Universal has also agreed to procure that the part of the net financial debt incurred by its subsidiaries, other than Vivendi Environnement and subject to certain other exceptions, shall not at any time exceed 30% of the net financial debt.

     Any borrower under the Multicurrency Revolving Credit Facility may voluntarily prepay any loan made to it in whole or in part if the applicable borrower gives at least ten days' notice, subject to a minimum payment threshold and integral multiple requirements. Provided the applicable borrower gives at least ten days' notice, it may, without penalty or obligation to indemnify, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum payment threshold and integral multiple requirements.

     Subject to certain conditions and exceptions, Vivendi Universal must apply a specified proportion of the net proceeds from certain issuances of equity, certain asset sales or, after full repayment of the Facilities, the sale of Vivendi Environnement shares in or towards mandatory prepayment of the loans and the cancellation of the total commitments under the Multicurrency Revolving Credit Facility. In addition, subject to certain conditions, the Multicurrency Revolving Credit Facility is subject to mandatory prepayment and cancellation of the total commitments thereunder upon:

     - Vivendi Universal's failure to comply with the specified financial ratios;

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     -  a person or group of persons acquiring more than 50% of Vivendi
        Universal's share capital or acquiring control of Vivendi Universal; or

     - Vivendi Universal ceasing to control at least 51% of the share capital and voting rights of any subsidiary borrower or Vivendi Universal ceasing to exercise effective control over any subsidiary borrower.

     The Multicurrency Revolving Credit Facility contains customary event of default provisions including provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

E850,000,000 REVOLVING CREDIT FACILITY

     We have entered into a E850,000,000 revolving credit facility (E850 million Revolving Credit Facility) dated March 2, 1999, as amended on December 21, 2000, November 25, 2002 and February 6, 2003, with a syndicate of banks as lenders and Societe Generale as arranger and agent. The Revolving Credit Facility is available for general corporate purposes and was fully drawn as of March 21, 2003.

     Borrowings under the E850 million Revolving Credit Facility bear interest at EURIBOR plus a margin of 1.25% per annum. The E850 million Revolving Credit Facility matures on March 2, 2004.

     We are required to pay commitment fees at a rate of 0.625% per annum on the undrawn, uncancelled amount of the commitments until the date falling one month prior to the date of the maturity of the E850 million Revolving Credit Facility. Accrued commitment fees are payable quarterly in arrears. We are also required to pay a utilization fee at a rate of 0.025% per annum on the aggregate amount of participations in the outstanding loans for each day that the aggregate principal amount of the loans then outstanding exceed 50% of the then total commitments under the E850 million Revolving Credit Facility. In addition, we have agreed to pay certain fees to those banks that consented to the waivers or amendments under the E850 million Revolving Credit Facility that were requested for the purpose of the Facilities. The amount of any such waiver fee is 0.25% per annum on the consenting bank's commitment or, if greater, its participation in the then outstanding loans on the date of the waiver. We also pay the agent an annual agency fee.

     Vivendi Universal's subsidiaries that guarantee the Facilities (including the borrowers under the Dual Currency Revolving Credit Facility) also guarantee its obligations under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction. The guarantees under the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction financing are junior in priority to the guarantees given by such subsidiaries under the Facilities. In addition, Vivendi Universal's obligations under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction are secured on a pro rata basis among the lenders under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction by a second priority lien on the assets that secure Vivendi Universal's obligations and the obligations of the other borrowers and guarantors under the Facilities. In addition, certain of Vivendi Universal's and the guarantors' obligations under their intercompany loans are subordinated to Vivendi Universal's obligations and the obligations of the guarantors under each of the Multicurrency Revolving Credit Facility, the E850 million Revolving Credit Facility, the Societe Generale Revolving Credit Facilities and Vivendi Universal's remaining part of the LineInvest transaction, as well as Vivendi Universal's obligations and the obligations of the other borrowers and guarantors under the Facilities.

     The E850 million Revolving Credit Facility contains customary negative covenants which restrict or limit Vivendi Universal's ability and the ability of Vivendi Universal's material subsidiaries to engage in certain activities, including but not limited to:

     - limitations on creating or permitting to subsist certain security interests on any of their assets;

     - restrictions preventing Vivendi Universal from making any substantial change to the general nature of the business conducted by Vivendi Universal and its subsidiaries on March 2, 1999; and

     - restrictions on sale and leaseback transactions, sales or disposals of assets and mergers and similar transactions.

     The E850 million Revolving Credit Facility also requires Vivendi Universal to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, maintenance of insurance, compliance with environmental laws, delivery of financial and other information and notification of defaults. In addition, Vivendi Universal must maintain various financial ratios, including:

     -  maximum ratios of net financial debt to cash EBITDA;

     -  minimum ratios of cash EBITDA to net financing costs; and

     -  maximum total gross financial debt.

     Vivendi Universal may, without penalty or obligation to indemnify, by giving at least 30 days' notice, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum payment threshold and integral multiple requirements. Subject to certain conditions and exceptions, Vivendi Universal must apply a specified proportion of the net proceeds from issuances of equity, sales of assets or, after full repayment of the Facilities, the sale of Vivendi Environnement shares in or towards the mandatory prepayment of the loans and the cancellation of the total commitments under the E850 million Revolving Credit Facility.

     The E850 million Revolving Credit Facility contains customary events of default provisions including provisions relating to non-payment, misrepresentation and breach of other obligations under the loan documents, cross-default, insolvency and insolvency proceedings, material adverse changes, cessation of business and unlawfulness.

SOCIETE GENERALE REVOLVING CREDIT FACILITIES

     We have entered into a E215,000,000 revolving credit facility (E215,000,000 Revolving Credit Facility) dated June 6, 2002, as amended on February 6, 2003, among Vivendi Universal, as the borrower, and Societe Generale, as the lender. In addition, we have also entered into a E275,000,000 Revolving Credit Facility (the "E275,000,000 Revolving Credit Facility" and, together with the E215,000,000 Revolving Credit Facility, the "SG Facilities"), dated June 28, 2002, as amended on February 6, 2003, among Vivendi Universal, as the borrower, and Societe Generale, as the lender. The SG Facilities are available for general corporate purposes and were fully drawn as of March 21, 2003.

     Borrowings under the SG Facilities bear interest at EURIBOR plus a margin of 1.05% per annum, subject to certain adjustments. The E215,000,000 Revolving Credit Facility matures on December 30, 2003 and the E275,000,000 Revolving Credit Facility matures on July 31, 2003. We are required under each SG Facility to pay commitment fees at a rate of 0.20% per annum on the total amount of each Facility until its maturity date. Commitment fees for the SG Facilities are payable quarterly in advance.

     Each of the SG Facilities contains customary negative covenants which restrict and limit Vivendi Universal's ability to engage in certain activities, including, but not limited to, limitations on creating or permitting to subsist certain security interests on any of its assets. Vivendi Universal is also required under each SG Facility to observe certain customary affirmative covenants, including, but not limited to, relevant authorizations, delivery of financial and other information and notification of defaults.

     In addition, Vivendi Universal must maintain various financial ratios, including

     -  maximum ratios of net financial debt to cash EBITDA;

     -  minimum ratios of cash EBITDA to net financing costs; and

     -  maximum total gross financial debt.

     We may, by giving at least five days notice, voluntarily prepay one or more advances made under each SG Facility. Each prepayment must be made for the full amount of the relevant advance being prepaid. Provided we give at least five days notice, we may, without penalty or other indemnity obligation, cancel the unutilized portions of the total commitments in whole or in part, subject to a minimum payment threshold and integral multiple requirements.

     Subject to certain conditions and exceptions, Vivendi Universal must apply a specified proportion of the proceeds from certain issuances of equity, certain asset sales or the sale of Vivendi Environnement shares towards mandatory prepayment of the advances and the cancellation of the total commitments under each Societe Generale Revolving Credit Facility. In addition, subject to certain conditions, each Societe Generale Revolving Credit Facility is subject to mandatory prepayment and cancellation of the total commitments upon the occurrence of an event of default including, but not limited to, non-payment, misrepresentation and breach of other obligations or covenants under the loan documents, cross-default, bankruptcy and insolvency proceedings, material adverse changes, and cessation of business.

SOCIETE D'INVESTISSEMENT POUR LA TELEPHONIE FACILITY

     We have entered into a E1,300,000,000 facility (the Acquisition Facility) dated December 6, 2002 among Societe d'Investissement pour la Telephonie S.A.
(SIT), as the borrower, Vivendi Universal, a syndicate of lenders, Credit Lyonnais, as agent, and The Royal Bank of Scotland, as security trustee. The Acquisition Facility was entered into by SIT to finance the purchase by SIT of 26% of the share capital of Cegetel Group.

     The outstanding amount of the loan under the Acquisition Facility is E1,300,000,000. The maturity date of the loan is June 30, 2004. SIT may request an extension of the maturity date to June 30, 2010 by providing notice prior to June 1, 2004. If SIT requests such an extension, the loan will be repaid in periodic installments over the term of the loan until the final installment on June 30, 2010.

     Borrowings under the Acquisition Facility bear interest at EURIBOR plus a margin of 4.00%, subject to certain adjustments.

     The Acquisition Facility contains certain negative covenants which restrict or limit the ability of SIT and Cegetel Group and its subsidiaries to, among other things, create certain liens, dispose of certain assets, incur certain indebtedness, declare or pay certain dividends or distributions and pay certain management, advisory or other fees. In addition, SIT and Cegetel Group are required to maintain various financial ratios, including:

     -  minimum Cegetel Group EBITDA;

     -  maximum ratios of Cegetel Group total net debt to Cegetel Group EBITDA;
        and

     - minimum ratios of Cegetel Group cash flow to the total funding costs of SIT.

     SIT may, on not less than five business days' notice, cancel all or part of the undrawn part of the Acquisition Facility or prepay all of part of the outstanding loan, in each case subject to certain minimum requirements. The Acquisition Facility also provides for mandatory prepayment upon, among other things:

     -  Vivendi Universal ceasing to own the entire issued share capital of SIT;

     - SIT disposing of all or any of the Cegetel Group shares acquired by it in the transaction financed by loans made under the Acquisition Facility;

     - Vivendi Universal or its subsidiaries disposing of all or any Cegetel Group shares owned by any of them as of the date of the acquisition agreement, subject to certain exceptions; and

     - Cegetel Group disposing of any shares held by it in Societe Francaise du Radiotelephone or any of its material subsidiaries.

     The Acquisition Facility also requires, subject to certain exceptions, mandatory repayment of the loan from the net proceeds of new equity share capital issued by SIT and certain dividends or distributions from Cegetel Group received by SIT.

     The Acquisition Facility contains customary event of default provisions, including provisions relating to non payment, misrepresentation, insolvency, unlawfulness, cessation of business and material adverse change.

                               VIVENDI UNIVERSAL

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT AUDITORS..............................   F-2
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................   F-3
CONSOLIDATED STATEMENT OF INCOME............................   F-4
CONSOLIDATED BALANCE SHEET..................................   F-5
CONSOLIDATED STATEMENT OF CASH FLOWS........................   F-6
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY..............   F-8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................   F-9

                         REPORT OF INDEPENDENT AUDITORS

     To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal and subsidiaries (together the "Company"), as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, expressed in Euros. We have also audited the information presented in Note 17 which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States of America on the consolidated net income of the company and shareholder's equity as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and December 31, 2000 and for each of the two years in the period ended December 31, 2001, were jointly audited by Barbier Frinault & Cie, a member firm of Andersen Worldwide and RSM Salustro Reydel and whose report dated March 28, 2002, except for Note 14 as to which the date is May 24, 2002, expressed an unqualified opinion on these statements. Andersen Worldwide has ceased operating as a member of the Securities and Exchange Commission Practice Section of the American Institute of the Certified Public Accountants.

     We conducted our audit in accordance with auditing standards generally accepted in France and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, (i) the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in France and (ii) the information with respect to accounting principles generally accepted in the United States of America as of and for the year ended December 31, 2002 set forth in Note 17.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States of America and the approximate effect of those differences on consolidated net income for year ended December 31, 2002 and shareholders' equity as of December 31, 2002 is set forth in Note 17 to the consolidated financial statements.

RSM Salustro Reydel                                       Barbier Frinault & Cie
                                               A member firm of Ernst & Young International

                                 Paris, France
                                 March 24, 2003

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS(1)

     To the Shareholders of Vivendi Universal:

     We have audited the accompanying consolidated balance sheet of Vivendi Universal and subsidiaries (together the "Company"), as of December 31, 2001 and December 31, 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, expressed in Euros. We have also audited the information presented in Note 14, which includes the approximate effect of the differences between accounting principles generally accepted in France and the United States of America on the consolidated net income of the Company for the years ended December 31, 2001, 2000 and 1999 and on shareholders' equity of the Company as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in France and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, (a) the financial position of Vivendi Universal and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in France and (b) the information with respect to accounting principles generally accepted in the United States of America as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 set forth in Note 14.

     Without calling into question the opinion expressed above, we wish to draw your attention to the sub-section "Changes in Accounting Principles and Financial Statement Presentation" of the section of the notes "Summary of Significant Accounting Policies and Practices" which states the change in presentation of the Consolidated Statement of Income and the change in definition of the exceptional items.

     The accounting practices of the Company used in preparing the accompanying financial statements vary in certain respects from accounting principles generally accepted in the United States. A description of the significant differences between the Company's accounting practices and accounting principles generally accepted in the United States and the approximate effect of those differences on consolidated net income for each of the three years in the period ended December 31, 2001 and shareholders' equity as of December 31, 2001 and 2000 is set forth in Note 14 to the consolidated financial statements.

Barbier Frinault & Cie,                                                  RSM Salustro Reydel
a member firm of Andersen Worldwide

                                 Paris, France
                                 March 28, 2002
(Except with respect to the matters discussed in Note 14 as to which the date is
                                 May 24, 2002)

(1) This report is a copy of a joint audit report previously issued by Barbier Frinault & Cie, a member of Andersen Worldwide and RSM Salustro Reydel. The report has not been reissued by Barbier Frinault & Cie, a member of Andersen Worldwide; however RSM Salustro Reydel has agreed that this report may be reproduced herein.

                          CONSOLIDATED STATEMENT OF INCOME

                                                           YEARS ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                                  2002
                                             ILLUSTRATION VE
                                                 EQUITY
                                              ACCOUNTING(1)       2002         2001
                                               (UNAUDITED)      ACTUAL(2)     ACTUAL     2000(4)
                                             ---------------    ---------    --------    --------
                                               (IN MILLIONS OF EUROS EXCEPT PER SHARE AMOUNTS)
REVENUES...................................     E 28 112        E 58 150     E 57 360    E 41 580
Cost of revenues...........................      (16 749)        (40 574)     (39 526)    (30 181)
Selling, general and administrative
  expenses.................................       (8 919)        (12 937)     (13 699)     (9 004)
Other operating expenses, net..............         (567)           (851)        (340)       (572)
                                                --------        --------     --------    --------
OPERATING INCOME...........................        1 877           3 788        3 795       1 823
Financing expenses.........................         (650)         (1 333)      (1 455)     (1 288)
Financial provisions.......................       (2 786)         (2 895)        (482)       (196)
Other income (expense).....................         (658)           (514)           9         722
                                                --------        --------     --------    --------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME
  TAXES, GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST...........       (2 217)           (954)       1 867       1 061
Exceptional items, net.....................        1 125           1 049        2 365       3 812
Income tax (expense) benefit...............       (2 119)         (2 556)      (1 579)     (1 009)
                                                --------        --------     --------    --------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST...........       (3 211)         (2 461)       2 653       3 864
Equity in (losses) earnings of disposed
  businesses(2)............................           17              17           --          --
Equity in (losses) earnings of
  unconsolidated companies.................          (99)           (294)        (453)       (306)
Goodwill amortization......................         (992)         (1 277)      (1 688)       (634)
Goodwill impairment........................      (18 442)        (18 442)     (13 515)         --
                                                --------        --------     --------    --------
INCOME (LOSS) BEFORE MINORITY INTEREST.....      (22 727)        (22 457)     (13 003)      2 924
Minority interest..........................         (574)           (844)        (594)       (625)
                                                --------        --------     --------    --------
NET INCOME (LOSS)..........................     E(23 301)       E(23 301)    E(13 597)   E  2 299
                                                ========        ========     ========    ========
EARNINGS (LOSS) PER BASIC SHARE............     E (21.43)       E (21.43)    E (13.53)   E   3.63
                                                ========        ========     ========    ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
  (IN MILLIONS)(3).........................      1 087.4         1 087.4      1 004.8       633.8

  The accompanying notes are an integral part of these consolidated financial statements.

---------------

(1) This consolidated statement of income has been shown to present the Group's scope of consolidation as at December 31, 2002. It illustrates the accounting of Vivendi Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002. (See Note 2).

(2) At December 31, 2002, Vivendi Universal has applied the option proposed in the paragraph 23100 of the French rules 99-02 and presents the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of disposed businesses". Disposed businesses include all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, the disposal of which was completed in February 2003; and Comareg, the disposal of which is pending (see Note 2 and 3).

(3) Excluding treasury shares recorded as a reduction of shareholders' equity.

(4) Reflects changes in accounting principles and financial statement presentation adopted in 2001.

                           CONSOLIDATED BALANCE SHEET

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                       NOTE     2002       2001       2000
                                                       ----   --------   --------   --------
                                                                  (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net.......................................     3    E 20 062   E 37 617   E 47 133
Other intangible assets, net........................    10      14 706     23 302     20 180
Property, plant and equipment, net..................    10       7 686     23 396     19 989
Investments accounted for using the equity method...     4       1 903      9 176      9 177
Other investments...................................     4       4 138      5 583      7 342
Seagram's spirit and wine net assets held for
  sale..............................................                --         --      8 759
                                                              --------   --------   --------
TOTAL LONG-TERM ASSETS..............................            48 495     99 074    112 580
                                                              --------   --------   --------
Inventories and work-in-progress....................    10       1 310      3 163      3 219
Accounts receivable.................................    10       9 892     21 094     19 242
Deferred tax assets.................................     9       1 613      4 225      3 908
Short-term loans receivable.........................               640      2 948      1 171
Cash and cash equivalents...........................     7       7 295      4 725      3 271
Other marketable securities.........................    10          88      3 773      7 347
                                                              --------   --------   --------
TOTAL CURRENT ASSETS................................            20 838     39 928     38 158
                                                              --------   --------   --------
TOTAL ASSETS........................................          E 69 333   E139 002   E150 738
                                                              ========   ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital.......................................          E  5 877   E  5 972   E  5 945
Additional paid-in capital..........................            27 687     28 837     27 913
Retained earnings...................................           (19 544)     1 939     22 817
                                                              --------   --------   --------
TOTAL SHAREHOLDERS' EQUITY..........................     5      14 020     36 748     56 675
Minority interest...................................     5       5 497     10 208      9 787
Other equity........................................     5       1 000         --         --
Deferred income.....................................               579      1 856      1 560
Provisions and allowances...........................     6       3 581      6 331      5 946
Long-term debt......................................     7      10 455     27 777     23 954
Other non-current liabilities and accrued
  expenses..........................................    10       3 894      5 688      6 337
                                                              --------   --------   --------
                                                                39 026     88 608    104 259
                                                              --------   --------   --------
Accounts payable....................................    10      13 273     26 414     23 497
Deferred taxes......................................     9       7 857      9 977      8 130
Bank overdrafts and other short-term borrowings.....     7       9 177     14 003     14 852
                                                              --------   --------   --------
TOTAL CURRENT LIABILITIES...........................            30 307     50 394     46 479
                                                              --------   --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........          E 69 333   E139 002   E150 738
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                2002(1)(2)
                                                (UNAUDITED)    2002(1)       2001      2000(3)
                                                -----------    --------    --------    -------
                                                            (IN MILLIONS OF EUROS)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss).............................   E(23 301)     E(23 301)   E(13 597)   E 2 299
Reversal of equity in (losses) earnings of
  sold businesses.............................        (17)          (17)         --
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization...............     22 103        24 040      19 050      4 038
  Financial provisions........................      2 786         2 895         482         92
  Gain on sale of property and equipment and
     financial assets, net....................     (1 541)       (1 748)     (2 546)    (3 910)
  Undistributed earnings from affiliates,
     net......................................        373           473         439        343
  Deferred taxes..............................      1 589         1 608         379        231
  Minority interest...........................        574           844         594        625
Changes in assets and liabilities, net of
  effect of acquisitions and dispositions:....        229          (124)       (301)    (1 204)
                                                 --------      --------    --------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....      2 795         4 670       4 500      2 514
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, equipment and
  other.......................................     (1 729)       (4 134)     (5 338)    (5 800)
Proceeds from sale of property, plant,
  equipment and other.........................        158           158         464      2 822
Purchase of investments(4)....................     (2 000)       (4 792)     (8 203)    (3 133)
Sale of investments(4)........................      9 233        10 987       1 947      3 787
Sale of spirits and wine business.............         --            --       9 359         --
Sale (Purchase) of portfolio investments......         --            --       4 395        233
Net decrease (increase) in financial
  receivables.................................     (1 875)       (2 027)        278      4 452
Purchase of treasury shares held as marketable
  securities..................................         --            --        (141)    (2 456)
Sales (purchases) of other marketable
  securities..................................        322           213       1 579     (1 386)
                                                 --------      --------    --------    -------
NET CASH PROVIDED BY (USED FOR) INVESTING
  ACTIVITIES..................................      4 109           405       4 340     (1 481)
CASH FLOW FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term
  borrowings..................................     (3 271)       (5 991)     (1 670)     2 432
Notes mandatorily redeemable for new shares of
  Vivendi Universal...........................        767           767
Proceeds from issuance of borrowings and other
  long-term debt..............................        369         2 748       5 195     16 370
Principal payment on borrowings and other
  long-term liabilities.......................        510        (1 854)     (5 900)   (21 923)
Net proceeds from issuance of common shares...         68         1 622         582      3 396
Sales (purchases) of treasury shares(5).......      1 973         1 973      (4 253)      (106)
Cash dividends paid(6)........................     (1 120)       (1 300)     (1 423)      (800)
Cash payment to USA Interactive(7)............     (1 757)       (1 757)         --         --
                                                 --------      --------    --------    -------
NET CASH (USED FOR) PROVIDED BY FINANCING
  ACTIVITIES..................................     (2 461)       (3 792)     (7 469)      (631)
Effect of foreign currency exchange rate
  changes on cash and cash equivalents........        981         1 287          83          7
                                                 --------      --------    --------    -------
CHANGE IN CASH AND CASH EQUIVALENTS...........   E  5 424      E  2 570    E  1 454    E   409
                                                 ========      ========    ========    =======
CASH AND CASH EQUIVALENTS:
Beginning.....................................   E  1 871      E  4 725    E  3 271    E 2 862
                                                 ========      ========    ========    =======
Ending........................................   E  7 295      E  7 295    E  4 725    E 3 271
                                                 ========      ========    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

---------------

(1) Includes 100% of Cegetel, Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 44%, 35% and 86% interest, respectively (see Note 13). The cash contribution from these companies for the year ended December 31, 2002 is disclosed in paragraph 10.3.1.

    At the beginning of July 2002, Vivendi Universal reimbursed to Cegetel the loan which was granted in accordance with the optimization of Cegetel financing management. This decision was taken by Vivendi Universal and Cegetel mutual agreement, considering Vivendi Universal cash flow situation at the beginning of July 2002.

(2) This statement of cash flows has been shown to present the Group's scope of consolidation as at December 31, 2002. It illustrates the accounting of Vivendi Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002.

(3) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

(4) Includes net cash from acquired or disposed companies. As of December 31, 2002, the impact on net debt of these transactions is shown in paragraph 7.2.

(5) Including impact of settlement of put options on Vivendi Universal shares
    (E883) million as of December 31, 2002.

(6) Including E1,048 million of dividends paid by Vivendi Universal SA.

(7) See Note 3.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                               COMMON SHARES        ADDITIONAL                  NET
                                           ---------------------     PAID-IN      RETAINED    INCOME     SHAREHOLDERS'
                                             NUMBER       AMOUNT     CAPITAL      EARNINGS    (LOSS)        EQUITY
                                           -----------    ------    ----------    --------    -------    -------------
                                           (THOUSANDS)                       (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 1999...........       595 648     E3 276      E4 351      E 1 834     E 1 431       E10 892
Changes in accounting method...........            --        --           --         (120)          4          (116)
                                            ---------     ------      ------      -------     -------       -------
BALANCE AT DECEMBER 31, 1999...........       595 648     3 276        4 351        1 714       1 435        10 776
Net loss for the year 2000.............            --        --           --           --       2 299         2 299
Foreign currency translation
  adjustment...........................            --        --           --         (735)         --          (735)
Appropriation of net income............            --        --           --        1 435      (1 435)           --
Dividends paid, E1 per share...........            --        --           --         (566)         --          (566)
Goodwill from business combinations
  reversed following the disposition of
  BSkyB, Vinci, Nexity and 34% of
  Multithematique......................            --        --          781          (44)         --           737
Merger transactions among Vivendi,
  Seagram and Canal Plus...............       486 561     2 676       23 372       18 792          --        44 840
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan.........        11 185        62          585           --          --           647
Treasury shares allocation.............       (12 586)      (69)      (1 176)          --          --        (1 245)
Release of revaluation surplus and
  other................................            --        --           --          (78)         --           (78)
                                            ---------     ------      ------      -------     -------       -------
BALANCE AT DECEMBER 31, 2000...........     1 080 808     5 945       27 913       20 518       2 299        56 675
Net loss for the year 2001.............            --        --           --           --     (13 597)      (13 597)
Foreign currency translation
  adjustment...........................            --        --           --        1 483          --         1 483
Appropriation of net income............            --        --           --        2 299      (2 299)           --
Dividends paid, E1 per share...........            --        --           --       (1 203)         --        (1 203)
Goodwill from business combination
  reversed following the disposition of
  TV Sport.............................            --        --           --           35          --            35
Conversion of ex-Seagram
  exchangeables........................        31 549       173        2 335       (2 508)         --            --
Conversion of ex-Seagram stock
  options..............................         3 452        19          255           --          --           274
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan.........        10 142        56          419           --          --           475
Common shares cancelled (treasury
  shares)..............................       (40 123)     (221)      (2 070)          --          --        (2 291)
Treasury shares allocation.............            --        --           --       (4 634)         --        (4 634)
Release of revaluation surplus and
  other................................            --        --          (15)        (454)         --          (469)
                                            ---------     ------      ------      -------     -------       -------
BALANCE AT DECEMBER 31, 2001...........     1 085 828     5 972       28 837       15 536     (13 597)       36 748
Net loss for the year 2002.............            --        --           --           --     (23 301)      (23 301)
Foreign currency translation
  adjustment...........................            --        --           --       (3 615)         --        (3 615)
Appropriation of net income............            --        --           --      (13 597)     13 597            --
Dividends paid, E1 per share(1)........            --        --         (890)        (421)         --        (1 311)
Goodwill from business combination
  reversed.............................            --        --           --        1 001          --         1 001
Conversion of ex-Seagram
  exchangeables........................        11 463        63          848         (887)         --            24
Conversion of ex-Seagram stock
  options..............................         1 239         7           92           --          --            99
Conversion of bonds, warrants, stock
  options and issuances under the
  employee stock purchase plan.........         1 396         8           48           --          --            56
Common shares cancelled (treasury
  shares)..............................       (31 367)     (173)      (1 248)          --          --        (1 421)
Acquisitions of Multithematiques and
  USA Networks (see Note 3)............            --        --           --        1 219          --         1 219
Treasury shares allocation.............            --        --           --        4 688          --         4 688
Release of revaluation surplus and
  other................................            --        --           --         (167)         --          (167)
                                            ---------     ------      ------      -------     -------       -------
BALANCE AT DECEMBER 31, 2002...........     1 068 559     5 877       27 687        3 757     (23 301)       14 020

  The accompanying notes are an integral part of these consolidated financial statements.
---------------

(1) of which "precompte" of E263 million.

NOTE 1  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1  DESCRIPTION OF BUSINESS

     Vivendi Universal is one of the largest media and telecommunications groups in the world.

     Vivendi Universal's portfolio of assets includes operations in six principal segments:

     CEGETEL GROUP -- Cegetel Group, through its 80% owned subsidiary, SFR, is a mobile telecommunications operator in France and through its 90% owned subsidiary, Cegetel S.A., is also a fixed line operator in France.

     UNIVERSAL MUSIC GROUP (UMG) -- UMG is a recorded music business. UMG acquires, manufactures, markets and distributes recorded music in 63 countries. In addition to its recorded music business, UMG also publishes music. UMG manufactures, sells and distributes music video and DVD products, and owns mail-order music/video clubs. Vivendi Universal owns approximately 92% of UMG.

     VIVENDI UNIVERSAL ENTERTAINMENT (VUE) -- Vivendi Universal owns approximately 86% of VUE, a US-based entertainment company active in the film, television, and theme parks and resorts businesses through the following entities:

     - UNIVERSAL PICTURES GROUP (UPG) -- UPG is a major film studio, engaged in the production and distribution of motion pictures worldwide in the theatrical, non-theatrical, home video/DVD and television markets.

     - UNIVERSAL TELEVISION GROUP (UTG) -- UTG owns and operates four US cable television networks including USA Network and the Sci Fi Channel as well as a portfolio of international television channels. UTG produces and distributes original television programming worldwide.

     - UNIVERSAL PARKS AND RESORTS (UPR) -- UPR is a destination theme park operator. UPR owns interests in and operates theme parks and resorts in the US, Japan and Spain including Universal Studios in Hollywood, California and Universal Studios in Orlando, Florida.

     CANAL+ GROUP -- Canal+ Group produces and distributes digital and analog pay-TV in France (principally through its premium channel, Canal+, and its digital satellite platform, CanalSatellite). Canal+ Group has 6.95 million individual subscriptions in France. Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs and owns interests in pay-TV activities in Italy, Spain, Poland and elsewhere. Vivendi Universal owns 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for the premium channel Canal+, and Vivendi Universal owns 67% of CanalSatellite.

     MAROC TELECOM -- Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco. Vivendi Universal has a 35% ownership stake in Maroc Telecom. However, through its control of the executive board and management, Vivendi Universal exercises day-to-day control over the business and consolidates it in its financial statements.

     VIVENDI UNIVERSAL GAMES (VU GAMES) -- VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handhelds and consoles. Vivendi Universal owns 99% of VU Games.

     Vivendi Universal was formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000. From its origins as a water company, Vivendi expanded its business rapidly in the 1990s and transformed itself into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of USA Networks. Following the appointment of new management in July 2002, Vivendi Universal commenced a significant asset disposal program aimed at reducing the group's indebtedness, which Vivendi Universal is pursuing actively. Vivendi Universal has already largely exited the environmental services and publishing businesses and sold various smaller operations.

1.2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

1.2.1  BASIS OF PRESENTATION

     Vivendi Universal has prepared its consolidated financial statements in accordance with accounting principles generally accepted in France (French
GAAP). Vivendi Universal has applied the methodology for consolidated financial statements based on Regulation 99.02 as approved by the "Comite de la Reglementation Comptable" (French Accounting Standards Board). The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP rules.

     French GAAP rules differ in certain respects from accounting principles generally accepted in the United States (US GAAP). A description of these differences and their effects on net income and shareholders' equity is discussed in Note 17.

     The consolidated financial statements are presented in French GAAP format, but also incorporate certain modifications and additional disclosures designed to conform more closely with US GAAP style financial statements.

     Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. Subsidiaries acquired are included in the consolidated financial statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent balance sheet date. The consolidated financial statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material intercompany accounts and transactions.

1.2.2  PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

     All companies in which Vivendi Universal has an interest exceeding 50%, or over which it has another form of legal or effective control (including Cegetel and Maroc Telecom), are consolidated. In addition, Vivendi Universal only consolidates a subsidiary if no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block routine decisions taken by Vivendi Universal.

     Subsidiaries in which Vivendi Universal has an interest exceeding 20% or otherwise exercises significant influence are consolidated by the equity method. Vivendi Universal also uses the equity method for consolidating its investments in certain subsidiaries in which it owns less than 20% of the voting shares. In these cases, Vivendi Universal exercises significant influence over the operating and financial decisions of the subsidiary either (a) through representation on the subsidiary's Board of Directors in excess of its percentage interest, or (b) because there is no other shareholder with a majority voting interest in the subsidiary, or (c) because Vivendi Universal exercises substantive participating rights that enable Vivendi Universal to veto or block decisions taken by the subsidiary board.

     The proportionate method of consolidation is used for investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies. For such entities, which are within the Vivendi Environnement Group only, Vivendi Universal records its proportionate interest in the consolidated balance sheet and consolidated income statement accounts.

     All other investments, which are not consolidated, are accounted for at cost. A valuation allowance is established for any negative difference between carrying value and fair value that is determined to be other than temporary.

1.2.3  USE OF ESTIMATES

     The preparation of these financial statements requires management to make informed estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to the sale of future and existing music and publishing related products, as well as from the distribution of theatrical and television products, in order to evaluate the ultimate recoverability of accounts receivable, film inventory, artist and author advances and investments and in determining valuation allowances for investments, long-lived assets, pension liabilities and deferred taxes. Estimates and judgments are also required and regularly evaluated concerning financing operations, restructuring costs, contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates under different assumptions or conditions.

1.2.4  FOREIGN CURRENCY TRANSLATION

     Translation of subsidiaries' financial statements -- Financial statements of subsidiaries for which the reporting currency is not the euro are translated into euros at applicable exchange rates. All asset and liability accounts are translated at the appropriate year-end exchange rate, and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded in shareholders' equity. For subsidiaries operating in highly inflationary economies, the financial statements are translated into the stable currency of a dominant country in the same economic region. Related translation gains or losses are recorded in current period earnings. These financial statements are then translated from the stable currency into euros at the closing exchange rates, and related translation gains or losses are recorded in shareholders' equity. The exchange rates for the main currencies used to establish the consolidated financial statements were as followed:

                                                DECEMBER 31, 2002               DECEMBER 31, 2001
                                           ----------------------------    ----------------------------
                                           CLOSING RATE    AVERAGE RATE    CLOSING RATE    AVERAGE RATE
                                           ------------    ------------    ------------    ------------
US Dollar................................     1.030           0.934           0.878           0.897
GBP......................................     0.646           0.626           0.608           0.623

     Foreign currency transactions -- Foreign currency transactions are converted into euros at the exchange rate on the transaction date. The resulting exchange gains and losses are recorded in current period earnings. Exchange gains or losses on borrowings denominated in foreign currencies that qualify as hedges for net investments in foreign subsidiaries are recorded in shareholders' equity.

1.2.5  CONSOLIDATED STATEMENT OF INCOME

     As permitted by Regulation 99.02 (sec.41), Vivendi Universal has elected to present its Consolidated Statement of Income in a format that classifies income and expenses by function rather than by nature.

1.2.6  REVENUES AND COSTS

     Music -- Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are expensed as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

     TV & Film -- Generally, theatrical films are produced or acquired for initial exhibition in the worldwide theatrical market followed by distribution in the home video, pay television, network exhibition, television syndication and basic cable television market. Television films from our library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale to the ultimate customer. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast, and all other conditions of the sale have been met. Revenues from television subscription services related to cable and satellite programming are recognized as the services are provided. Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.

     Film and television costs are stated at the lower of cost less accumulated amortization, or net realizable value. The estimated total film and television production and participation costs are expensed based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. The costs of licenses and rights to exhibit theatrical movies and other programming on cable and pay TV channels are recorded at the contract price, generally when the screening certificate has been obtained and the programming is available for exhibition, or on the date the contract is signed, if later. The costs for theatrical movies and other long-term programming are amortized as the programming is exhibited. The costs of multi-year sports rights are amortized over the term of the contract.

     Estimates of TV & Film total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products and subscriber fees. Accordingly, revenue and cost estimates are reviewed periodically and prospective revisions to amortization rates or write-downs to net realizable value may occur. Such adjustments could have a material effect on the results of operations in future periods.

     Telecoms -- Telephone service and installation revenues are recognized as they occur. Subscriptions are billed monthly in advance, and recorded as a deferred revenue liability, before transfer to earnings of the period during which the service is provided. Prepaid fees are deferred and recognized as the purchased minutes are used. Service discounts are accounted for as a reduction of revenue when the service is used, or on provision of line access in the case of pack discounts.

     Games -- Vivendi Universal Games records revenue when goods are shipped to the customer except if risk of ownership does not transfer to the customer upon shipment.

     Internet -- Internet revenues are primarily derived from subscriptions, advertising and e-commerce activities. Subscription revenues are recognized over the period that services are provided. Advertising revenues are recognized in the period that advertisements are displayed. Revenues from e-commerce activities are recognized when the products sold are shipped to customers.

     Publishing -- Magazine advertising revenues are recognized when the advertisements are published. Publication subscription revenues are recognized over the term of the subscription on a straight-line basis. Revenues from the sale of books, magazines, interactive games and other multimedia products are recognized when the products are shipped based on gross sales less a provision for future returns.

     Environmental Services -- Revenues on public service contracts are recognized on transfer of ownership or as services are provided, according to the terms of the contract. Title is considered to have passed to the customer when goods are shipped. The revenues include operating subsidies and exclude production for own use. Specific measures concerning this activity are discussed in the Document de reference issued by Vivendi Environnement for the year ended December 31, 2002.

1.2.7  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

1.2.8 ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED

     All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs, and are expensed as they are incurred. The technological feasibility of a computer software product is established when all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications have been completed. The period between establishing the technological feasibility and generation of a working model of the software to be marketed is not significant.

1.2.9  ACCOUNTING FOR INTERNAL USE SOFTWARE

     Direct internal and external costs incurred to develop computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

1.2.10  ADVERTISING COSTS

     The cost of advertising is expensed as incurred. However, certain costs specifically related to the change of Vivendi Universal's corporate name have been capitalized and are amortized over five years.

1.2.11 INCOME OF CONSOLIDATED COMPANIES BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST

     Income from operations before exceptional items and income taxes includes the business activities of consolidated companies and the cost of financing. It does not include exceptional items.

1.2.12  EXCEPTIONAL ITEMS

     The definition of exceptional items is restricted to material items of an unusual nature that arise from events or transactions outside the ordinary course of business and which are not expected to recur. They principally include capital gains and losses on the disposal of business activities and the abandonment of related receivables where relevant.

1.2.13  DEFERRED TAXES

     Deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax base values of assets and liabilities. Deferred tax amounts, recorded at the applicable rate at closing date, are adjusted to allow for the impact of changes in French tax law and current tax rates. Pursuant to Regulation 99-02 (paragraph 3150), deferred tax amounts are recognized on an undiscounted basis. Deferred tax assets are recognized for deductable timing differences, tax losses and tax losses carry-overs. Their net realizable value is estimated according to recovery prospects. Deferred tax assets on retained earnings of foreign subsidiaries are not recorded.

1.2.14  EARNINGS PER SHARE

     The Group presents two earnings per share (EPS) amounts, basic and diluted. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding, including treasury shares reported as marketable securities, during the year. Diluted EPS adjusts basic EPS for the effects of convertible securities, stock options and other potentially dilutive financial instruments, where such effect is dilutive during the exercise period.

1.2.15  GOODWILL AND BUSINESS COMBINATIONS

     All business combinations are accounted for as purchases. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis.

     Prior to December 31, 1999, French GAAP permitted certain significant acquisitions to be accounted for as mergers. Under this method, assets and liabilities of the acquired company were accounted for at historical cost. The difference between the value of shares issued in the merger and the value of net assets acquired was recorded as goodwill.

     Up to the end of 1999, acquisitions completed through the issuance of shares, that portion of goodwill attributable to such proceeds could be recorded as a reduction of shareholders' equity, up to the amount of the related share premium.

     Amortization periods for goodwill range from 20 to 40 years for our Environmental Services businesses and from 7 to 40 years for our other businesses.

     Following exceptional depreciation in 2001 and the first half of 2002 based on a comparison of goodwill current fair value and net book value, Vivendi Universal prospectively modified the amortization base for the goodwill concerned as from July 1, 2002. This base is now taken as the net value of goodwill after recurring amortization and exceptional depreciation as at June 30, 2002. The straight-line method is applied over the residual period of the depreciation schedule.

1.2.16  OTHER INTANGIBLE ASSETS

     Vivendi Universal has acquired substantial intangible assets, including music catalogs, artists' contracts, music and audiovisual publishing assets, film and television libraries, international television networks, editorial inventories, distribution networks, customer bases, copyrights and trademarks. Music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years.

1.2.17  UMTS LICENSE

     In August 2001, SFR acquired a 20-year license to provide 3G (third generation) UMTS mobile telephony services in France. The license fee was split in two: a fixed upfront fee of E619 million, which was paid in September 2001, and future payments equal to 1% of 3G revenues earned when the service commences. Pursuant to a notice issued by the "Conseil National de la Comptabilite" on January 9, 2002, the license was recognized as intangible assets for E619 million. It will be amortized on a straight-line basis from the date when the service commences until the license maturity (i.e. August 2021). Regarding future payments, they will be expensed when they occur since they are not easily valuable.

1.2.18  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 20-30 years for buildings and 3-15 years for equipment and machinery. Assets financed by lease contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expenses on assets acquired under such leases are included in depreciation expenses.

1.2.19  VALUATION OF LONG-LIVED ASSETS

     Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at each closing or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable. Any such conceptual impairment is measured, for each reporting unit, by comparing the net book value and current fair value of the asset where the current value depends on the underlying nature of its market value or value in use. The reporting unit is defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction is concluded at normal market conditions, net of transaction costs. Normal market conditions are those for transactions between fully informed, independent and consenting parties. Value in use is defined as the value of future economic benefits to be obtained from utilisation or write-off of the asset. It is calculated from estimated future economic benefits:

     - generally, the fair value of business units is determined by the analysis of discounted cash flows;

     - if this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment to the value attributed to the business units involved in recent transactions, market price for business units quoted at the Stock Exchange;

     - when using these two standard evaluation methods, the fair market value of business units is determined with the assistance of an independent valuation expert appointed by Vivendi Universal.

1.2.20  INVENTORIES

     Inventories are valued either on a first-in-first-out or a weighted average cost basis and are recorded at the lower of cost or net realizable value.

1.2.21  CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturities of three months or less and are recorded at cost, which approximates fair value due to the short-term maturity.

     Marketable securities consist of other highly liquid investments and Vivendi Universal treasury shares acquired in open market transactions or in connection with stock options granted to directors and employees. Vivendi Universal treasury shares held for other reasons are recorded as a reduction of shareholders' equity. Marketable securities are carried at cost and a valuation allowance is accrued if the fair value is less than the carrying value.

1.2.22  BONDS EXCHANGEABLE FOR VIVENDI UNIVERSAL SHARES

     On issuance of bonds exchangeable for shares the premium is not recorded as a liability. This is because the borrowing is intended to be redeemed in the form of shares and consequently represents a contingent liability. An accrual is made from issuance to redemption or conversion, as soon as the share price passes below the redemption price, to cover probable cash redemption of the bonds.

1.2.23  DERIVATIVE FINANCIAL INSTRUMENTS

     The Group uses various derivative financial instruments that predominantly qualify as hedges to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and investments in equity and debt securities. These instruments include interest rate and cross-currency swap agreements, forward exchange contracts and interest rate caps. Interest rate swaps and caps are used to manage net exposure to interest rate changes related to borrowings and to lower overall borrowing costs. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred. Cross-currency swaps and forward exchange contracts are used to reduce earnings and cash flow volatility associated with changes in foreign exchange rates and to protect the value of existing foreign currency assets and liabilities. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized. Other derivative financial instruments are used by the Group to hedge a part of public debt with principal repayment terms based on the value of Vivendi Universal stock. These instruments effectively modify the principal terms to a fixed amount and the rates to floating rates. Any derivative financial instruments that do not qualify as hedges for financial reporting purposes are recorded at the lower of cost or fair value. Loss relating to the periodic change in fair value is recorded as income or expense of the current period.

1.2.24  EMPLOYEE BENEFIT PLANS

     In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, postretirement health care and life insurance and postemployment benefits, principally severance for eligible employees.
Retirement pensions are provided for substantially all of our employees through defined benefit or defined contribution plans, which are integrated with local social security and multi-employer plans.

     For defined benefit plans, pension expense and plan contributions are determined by independent actuaries using the projected unit cost method. This method considers the probability of employees remaining with Vivendi Universal until retirement, foreseeable changes in future compensation and an appropriate discount rate for each country in which we maintain a pension plan. This results in the recognition of pension-related assets and liabilities and related net expense over the estimated term of service of our employees. Our funding policy is consistent with applicable government funding requirements and regulations. Pension plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but they do not hold investments in Vivendi Universal's shares. Contributions to defined contribution and multi-employer plans are funded and expensed currently. The costs of post-retirement and post-employment benefits are accrued based on actuarial studies performed by independent third-party acturial firms.

     Furthermore, Vivendi Universal has adopted the following rules:

     - Vivendi Universal uses fair value of plan assets in order to compute expected return, as well as to determine the amount of unrecognized actuarial gains and losses to be amortized during the reporting period;

     - The actuarial gains and losses are amortized using the minimal amortization method: the amounts of unamortized actuarial gains and losses recognized is the excess of 10 percent of the greater of the projected benefit obligation or the fair value of plan assets divided by the average remaining service period of active employees (or, if all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants).

1.2.25  STOCK BASED COMPENSATION

     Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain directors and employees and also to certain employees of equity method investees. The purpose of these stock options plans is to align the interest of management with the interest of shareholders by providing an additional incentive to improve company performance and increase share price on a long-term basis.

     In case of the issuance of new shares, shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan.

     Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity method investees to purchase shares in Vivendi Universal. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

1.2.26  CONSOLIDATED CASH FLOW STATEMENT

     The Consolidated Cash Flow Statement contains the information necessary to analyse changes in the Group's cash position. The cash definition applied by the Group prior to January 1, 2001, led to deduction of bank overdrafts from cash and cash equivalents. As from January 1, 2001, bank overdrafts are now classified as short-term borrowings within the Consolidated Cash Flow Statement. Since that date, "cash" now only represents cash and cash equivalents recorded as Consolidated Balance Sheet assets.

NOTE 2 SUPPLEMENTARY FINANCIAL INFORMATION

2.1  DATA COMPARABILITY

     At December 31, 2002, Vivendi Universal has applied the option proposed in the paragraph 23100 of the French rules 99-02 and presents the equity in (losses) earnings of businesses which were sold during the year on one line in the consolidated statement of income. This treatment concerns all of Vivendi Universal Publishing excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, which was sold in February 2003; and Comareg, the sale of which is currently pending. Furthermore, in order to present the Group's scope of consolidation as at December 31, 2002, a statement of income illustrating the accounting for Vivendi Environnement by using the equity method from January 1st, 2002 instead of December 31st, 2002, has been shown page 1.

                                                         VIVENDI        SOLD PUBLISHING
                                                     ENVIRONNEMENT(1)    BUSINESSES(2)     TOTAL
                                                     ----------------   ---------------   -------
                                                                (IN MILLIONS OF EUROS)
Revenues...........................................      E30 038            E2 838        E32 876
Operating income...................................        1 911               268          2 179
Financial income...................................         (648)             (116)          (764)
Exceptional items..................................          (76)              (50)          (126)
Net income (loss) at December 31, 2002.............          235                17            252
                                                         =======            ======        =======

---------------

(1) Vivendi Environnement is fully consolidated in the consolidated statement of income actual 2002.

(2) Vivendi Universal publishing activities, excluding: Vivendi Universal Games; publishing activities in Brazil; the consumer press division, which was sold in February 2003; and Comareg, the sale of which is currently pending. These items are presented on the line "equity in (losses) earnings of disposed businesses" in the consolidated statement of income actual 2002.

2.2  2001 AND 2002 PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     2001 and 2002 unaudited pro forma financial information is reported as if the following transactions (described in Note 3) had occurred on January 1, 2001 for the pro forma income statements for the 2001 and 2002 financial years, and at December 31, 2001 for the pro forma balance sheet at that date:

     -  Reduction of participation in Vivendi Environnement.

     - Disposal of all Vivendi Universal publishing activities(1) (activities disposed over 2002), excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division and Comareg.

     - Acquisition of the entertainment assets of USA Networks Inc. (consolidated in the actual financial statements as from May 7, 2002).

     - Acquisition of Maroc Telecom (consolidated in the actual financial statements as from April 1, 2001).

     - Acquisition of MP3 (consolidated in the actual financial statements as from September 1, 2001).

---------------

(1) Houghton Mifflin has been consolidated in the actual financial statements of the Group since July 1, 2001.

     This unaudited pro forma financial information is not necessarily indicative of the results Vivendi Universal would have reported had the transactions described above actually occurred at the dates adopted for preparation of the pro forma financial information. The accompanying pro forma information is not intended to comply with Article 11 of regulation SX.

2.2.1  CONSOLIDATED STATEMENT OF INCOME PRO FORMA 2002 (UNAUDITED)

                                                                    YEAR ENDED DECEMBER 31, 2002
                                                 ------------------------------------------------------------------
                                                            REDUCTION OF    DISPOSAL OF   ACQUISITION
                                                            PARTICIPATION   PUBLISHING        USA        PROFORMA
                                                  ACTUAL        IN VE       ACTIVITIES    NETWORKS(1)   (UNAUDITED)
                                                 --------   -------------   -----------   -----------   -----------
                                                                       (IN MILLIONS OF EUROS)
REVENUES.......................................  E 58 150     E(30 038)(a)     E  --         E 617(h)    E 28 729
Cost of revenues...............................   (40 574)      23 825(a)         --          (340)(h)    (17 089)
Selling, general and administrative expenses...   (12 937)       4 018(a)         --          (117)(h)     (9 036)
Other operating expenses, net..................      (851)         284(a)         --            --(h)        (567)
                                                 --------     --------         -----         -----       --------
OPERATING INCOME...............................     3 788       (1 911)(a)        --           160(h)       2 037
Financial expenses, net........................    (1 333)         713 (a)(d       78(g)       (82)(h)(j)      (624)
Financial provisions...........................    (2 895)         109(a)         --            --(h)      (2 786)
Other income (expense).........................      (514)        (144)(a)        --            --(h)        (658)
                                                 --------     --------         -----         -----       --------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST............................      (954)      (1 233)(a)        78            78(h)      (2 031)
Exceptional items, net.........................     1 049       (1 332)(a)(c)      844(f)       --(h)         561
Income tax (expense) benefit...................    (2 556)         437(a)       (192)(f)        (8)(h)(k)    (2 319)
                                                 --------     --------         -----         -----       --------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST...............    (2 461)      (2 128)(a)       730            70(h)      (3 789)
Equity in (losses) earnings of disposed
  businesses...................................        17           --(a)        (17) (e)       --             --
Equity in (losses) earnings of unconsolidated
  companies....................................      (294)          72 (a)(b       --          (44)(h)(i)      (266)
Goodwill amortization..........................    (1 277)         285(a)         --           (48)(h)     (1 040)
Goodwill impairment............................   (18 442)          --(a)         --            --(h)     (18 442)
                                                 --------     --------         -----         -----       --------
INCOME (LOSS) BEFORE MINORITY INTEREST.........   (22 457)      (1 771)(a)       713           (22)(h)    (23 537)
Minority interest..............................      (844)         270(a)         --             3 (h)(l      (571)
                                                 --------     --------         -----         -----       --------
NET INCOME (LOSS)..............................  E(23 301)      (1 501)          713           (19)      E(24 108)
                                                 ========     ========         =====         =====       ========
EARNINGS (LOSS) PER BASIC SHARE................  E (21.43)                                               E (22.17)
                                                 ========                                                ========

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc. purchased on May 7, 2002.

2.2.2  CONSOLIDATED STATEMENT OF INCOME PRO FORMA 2001 (UNAUDITED)

                                                               YEAR ENDED DECEMBER 31, 2001
                                         -------------------------------------------------------------------------
                                                                                      ACQUISITIONS
                                                     REDUCTION OF     DISPOSAL OF    USA NETWORKS,
                                                     PARTICIPATION    PUBLISHING     MAROC TELECOM      PROFORMA
                                          ACTUAL         IN VE        ACTIVITIES       AND MP3(1)      (UNAUDITED)
                                         --------    -------------    -----------    --------------    -----------
                                                                  (IN MILLIONS OF EUROS)
REVENUES.............................    E 57 360      E (29 094)(a)    E(2 862)(e)     E 2 329(h)      E 27 733
Cost of revenues.....................     (39 526)        23 404(a)       1 309(e)       (1 014)(h)      (15 827)
Selling, general and administrative
  expenses...........................     (13 699)         3 664(a)       1 084(e)         (610)(h)       (9 561)
Other operating expenses, net........        (340)            62(a)          46(e)           --(h)          (232)
                                         --------      ---------        -------         -------         --------
OPERATING INCOME.....................       3 795         (1 964)(a)       (423)(e)       705(h)           2 113
Financial expenses, net..............      (1 455)           826 (a)(d       153 (e)(g       (248)(h)(j)      (724)
Financial provisions.................        (482)            54(a)          18(e)           --(h)          (410)
Other income (expense)...............           9             36(a)          (2)(e)         (17)(h)           26
                                         --------      ---------        -------         -------         --------
INCOME BEFORE EXCEPTIONAL ITEMS,
  INCOME TAXES, GOODWILL
  AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST..................       1 867         (1 048)(a)       (254)(e)         440(h)         1 005
Exceptional items, net...............       2 365            (39)(a)(c)         2(e)         --(h)         2 328
Income tax (expense) benefit.........      (1 579)           462(a)         119(e)          (45)(h)(k)    (1 043)
                                         --------      ---------        -------         -------         --------
INCOME BEFORE GOODWILL AMORTIZATION,
  EQUITY INTEREST AND MINORITY
  INTEREST...........................       2 653           (625)(a)       (133)(e)         395(h)         2 290
Equity in (losses) earnings of
  unconsolidated companies...........        (453)          (209)(a)(b)         4(e)       (144)(h)(i)      (802)
Goodwill amortization................      (1 688)           341(a)          38(e)         (129)(h)       (1 438)
Goodwill impairment..................     (13 515)           996(a)          --(e)           --(h)       (12 519)
                                         --------      ---------        -------         -------         --------
INCOME (LOSS) BEFORE MINORITY
  INTEREST...........................     (13 003)           503(a)         (91)(e)         122(h)       (12 469)
Minority interest....................        (594)          (136)(a)          5(e)          (34)(h)(l)      (759)
                                         --------      ---------        -------         -------         --------
NET INCOME (LOSS)....................    E(13 597)     E     367        E   (86)        E    88         E(13 228)
                                         ========      =========        =======         =======         ========
EARNINGS (LOSS) PER BASIC SHARE......    E (13.53)                                                      E (12.81)
                                         ========                                                       ========

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc., Maroc Telecom and MP3.com

     The unaudited pro forma adjustments for the income statement are as follows:

     - REDUCTION OF PARTICIPATION IN VIVENDI ENVIRONNEMENT

     (a)   Deconsolidate 2002 and 2001 Vivendi Environnement income statements.

     (b) Record 2002 and 2001 equity earnings for Vivendi Environnement, respectively E113 million and E(147) million, at the December 2002 interest rate (20.4%).

     (c) Eliminate capital gains and dilution profit of E1,408 million (net of fees) recorded in 2002 as a result of the reduction of Vivendi Universal's participation in Vivendi Environnement.

     (d) Record the reduction in interest expense, assuming that the E1,479 million proceeds from the disposal of 15.5% of Vivendi Environnement shares received on June 28, 2002 were received at the beginning of 2001, and assuming that they were utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represent only the fraction of the proceeds from the disposals of Vivendi Universal's participation in Vivendi Environnement not allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel. Using the group's average financing cost for 2001 and 2002 (4.0% and 4.1%, respectively), the reduction in interest expense amounts to E30 million in 2002 (prorata temporis) and E60 million in 2001.

     No tax effect has been recorded on adjustments (c) and (d) as described above, since taxes on capital gains realized in France have been offset against tax loss carryforwards within the French tax group.

     - DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING ACTIVITIES

     (e) Deconsolidate 2001 income statement of publishing activities and eliminate equity in earnings of disposed businesses recorded for a net amount of E17 million in 2002.

     (f) Eliminate E844 million of capital losses (net of fees) recorded in 2002 as a result of the disposal of publishing activities.

     (g) Record the reduction in interest expense, assuming that a fraction of the proceeds from the disposal of publishing activities, which occurred in 2002, was received at the beginning of 2001, and assuming that it has been utilized for the purpose of reducing financial debt. The proceeds taken into account for this calculation represents only the fraction of the proceeds from the disposals of Vivendi Universal's publishing activities not allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel. Using the group's average financing cost for 2001 and 2002 (4.0% and 4.1%, respectively), the reduction in interest expense amounts to E78 million in 2002 (prorata temporis) and E94 million in 2001.

     No tax effect has been recorded on adjustments (f) and (g) as described above, since capital losses realized in France have been offset against tax loss carryforwards within the French tax group.

     - ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, OF MAROC TELECOM AND OF MP3.COM

     (h) Consolidate the income statement of the entities detailed below, starting at the beginning of 2001.

        a. Entertainment assets of USA Networks, Inc. (fully consolidated starting May 7 in 2002 actual financial statements and consolidated as an equity investment in 2001 actual financial statements)

        b. Maroc Telecom (consolidated starting April 1, 2001 in actual financial statements)

        c. MP3.com (consolidated starting September 1, 2001 in actual financial statements)

     (i) Eliminate equity earnings in USANi LLC. Until May 7, 2002, Vivendi Universal accounted for its 47.9% interest in USANi LLC as an equity investment, which earnings amounted to E44 million and E144 million, respectively in 2002 and 2001.

     (j) Record the additional interest expense, assuming that the acquisitions -- as described in note (h) -- were completed at the beginning of the financial year. For Maroc Telecom and MP3.com, the interest rate used is the group's average financing cost for 2001 (4.0%), resulting in increased interest expense of E24 million and E7 million, respectively.

        Regarding the entertainment assets of USA Networks, the interest expense has been calculated using the interest rates of the $1.6 billion bridge loan and of the preferred A and B interests (totalling $2.5 billion).

     (k)   Includes tax effect on adjustment (j) as described above.

     (l) Record minority interest, mainly related to USA Interactive and Barry Diller interest in Vivendi Universal Entertainment.

2.2.3  CONSOLIDATED BALANCE SHEET PRO FORMA 2001 (UNAUDITED)

                                                                       DECEMBER 31, 2001
                                             ----------------------------------------------------------------------
                                                         REDUCTION OF     DISPOSAL OF    ACQUISITION
                                                         PARTICIPATION    PUBLISHING         USA         PROFORMA
                                              ACTUAL         IN VE        ACTIVITIES     NETWORKS(1)    (UNAUDITED)
                                             --------    -------------    -----------    -----------    -----------
                                                                     (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net..............................  E 37 617      E (4 875)(a)     E(2 151)(f)    E 9 221 (k)(l   E39 812
Other intangible assets, net...............    23 302        (4 486)(a)      (3 006)(f)      1 771(k)      17 581
Equity investments.........................     9 176          (170)(a)(b)         3(f)     (6 669)(k)(m)     2 340
Tangible and other financial assets........    28 979       (15 514)(a)        (452)(f)(g)     1 247 (k)(m    14 260
                                             --------      --------         -------        -------        -------
TOTAL LONG-TERM ASSETS.....................    99 074       (25 045)         (5 606)         5 570         73 993
                                             --------      --------         -------        -------        -------
Accounts receivable........................    21 094       (11 003)(a)      (1 613)(f)      1 232 (k)(n     9 710
Other current assets.......................    14 109        (3 616)(a)        (789)(f)        253(k)       9 957
Cash and cash equivalents..................     4 725          (998)(a)(c)       694 (f)(h        --(k)     4 421
                                             --------      --------         -------        -------        -------
TOTAL CURRENT ASSETS.......................    39 928       (15 617)         (1 708)         1 485         24 088
                                             --------      --------         -------        -------        -------
TOTAL ASSETS...............................  E139 002      E(40 662)        E(7 314)       E 7 055        E98 081
                                             ========      ========         =======        =======        =======
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Shareholders' equity.......................  E 36 748      E  3 297 (a)(d   E  (844)(f)(i)   E   356 (k)(o   E39 557
Minority interests.........................    10 208        (5 538)(a)         (43)(f)      1 025 (k)(p     5 652
Other long term liabilities................    13 875        (4 700)(a)        (351)(f)        440(k)       9 264
Long-term debt.............................    27 777       (14 539)(a)(e)      (997)(f)(j)     2 848 (k)(q    15 089
                                             --------      --------         -------        -------        -------
                                               88 608       (21 480)         (2 235)         4 669         69 562
                                             --------      --------         -------        -------        -------
Accounts payable...........................    26 414       (12 345)(a)      (1 661)(f)        540(k)      12 948
Deferred taxes.............................     9 977        (1 340)(a)        (279)(f)         --(k)       8 358
Short-term debt............................    14 003        (5 497)(a)      (3 139)(f)      1 846 (k)(q     7 213
                                             --------      --------         -------        -------        -------
TOTAL CURRENT LIABILITIES..................    50 394       (19 182)         (5 079)         2 386         28 519
                                             --------      --------         -------        -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY...................................  E139 002      E(40 662)        E(7 314)       E 7 055        E98 081
                                             ========      ========         =======        =======        =======

---------------

(1) Related to the Entertainment Assets of USA Networks, Inc. purchased on May 7, 2002

     - REDUCTION OF PARTICIPATION IN VIVENDI ENVIRONNEMENT

     (a)   Deconsolidate the balance sheet of Vivendi Environnement.

     (b) Record as an equity investment Vivendi Environnement for an amount of E448 million.

     (c) Record the proceeds resulting from the disposal of 20.4% of Vivendi Environnement shares sold on December 24, 2002, for an amount of E1,856 million. These proceeds have been allocated to the financing of the January 2003 acquisition of British Telecom's 26% participation in Cegetel.

     (d)   Record the proceeds and the associated capital gains.

     (e) Record the proceeds resulting from the disposal of 15.5% of Vivendi Environnement shares sold on June 28, 2002, for an amount of E1,479 million, considering that these proceeds have been allocated to the reduction of Vivendi Universal financial debt.

     - DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING ACTIVITIES

     (f) Deconsolidate the balance sheet of Vivendi Universal publishing activities sold in 2002.

     (g) Record the intercompany transactions between Vivendi Universal and the publishing activities sold in 2002 that were historically eliminated in the consolidated balance sheet of Vivendi Universal.

     (h) Record the proceeds resulting from the disposal of Houghton Mifflin for an amount of E879 million, corresponding to the portion of the proceeds allocated to the financing of the January 2003 acquisition of BT Group's 26% participation in Cegetel.

     (i)    Record the proceeds and the associated capital losses.

     (j) Record the proceeds resulting from the disposal of Houghton Mifflin for an amount of E316 million, corresponding to the portion of the proceeds allocated to the reduction of Vivendi Universal financial debt; record the proceeds resulting from the disposal of other publishing activities sold in 2002.

     - ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS

     (k) Consolidate the balance sheet of the acquired entertainment assets of USA Networks, Inc.

     (l) Record the goodwill resulting from the preliminary purchase price allocation of the acquired entertainment assets of USA Networks, Inc.

     (m)  Includes the following items (see Note 3.2.1)

        a. Eliminate of 282 million shares held by Vivendi Universal and previously consolidated as an equity investment, for an amount of E6,669 million.

        b. Record USA Interactive warrants issued to Vivendi Universal, for a amount of E475 million, net of allowance.

        c. Record 25 million USA Interactive shares acquired from Liberty Media in connection with the acquisition of the entertainment assets of USA Networks, for an amount of E623 million.

     (n) Record the reimbursement premium on Class A and Class B preferred interests, for an amount of E861 million euros.

     (o) Record the value of the 27.6 million treasury shares transferred to Liberty Media, for an amount of E971 million; record the depreciation allowance of USA Interactive warrants, for an amount of E615 million.

     (p) Record USA Interactive and Barry Diller's common interest in VUE of 5.44% and 1.5% respectively.

     (q) Record cash payment to USA Interactive for an amount of E1,846 million; record Class A and Class B preferred interests issued to USA Interactive for a total amount of E2,848 million.

NOTE 3  GOODWILL

3.1  CHANGES IN GOODWILL

                                                                      ACCUMULATED     GOODWILL,
                                                          GOODWILL    AMORTIZATION       NET
                                                          --------    ------------    ---------
                                                                 (IN MILLIONS OF EUROS)
BALANCE AT DECEMBER 31, 2000..........................    E49 054       E (1 921)     E 47 133
Changes in consolidation scope........................      3 541             62         3 603
Amortization..........................................         --         (2 148)       (2 148)
Impairment............................................         --        (12 194)      (12 194)
Foreign currency translation adjustments..............      1 564           (341)        1 223
                                                          -------       --------      --------
BALANCE AT DECEMBER 31, 2001..........................    E54 159       E(16 542)     E 37 617
                                                          =======       ========      ========
Changes in consolidation scope........................      1 705          3 742         5 447
Amortization..........................................         --         (1 277)       (1 277)
Impairment............................................         --        (18 442)      (18 442)
Foreign currency translation adjustments..............     (4 114)           831        (3 283)
                                                          -------       --------      --------
BALANCE AT DECEMBER 31, 2002..........................    E51 750       E(31 688)     E 20 062
                                                          =======       ========      ========

3.2  ACQUISITIONS AND DISPOSITIONS

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS THAT OCCURRED IN 2002:

3.2.1  ACQUISITION OF THE ENTERTAINMENT ASSETS OF USA NETWORKS, INC.

     On May 7, 2002, Vivendi Universal consummated its acquisition of the entertainment assets of USA Interactive (formerly USA Networks, Inc.) with the formation of Vivendi Universal Entertainment LLLP (VUE), a limited liability limited partnership that is 93% owned by non-wholly owned subsidiaries of Vivendi Universal. As part of the transaction, Vivendi Universal and its affiliates surrendered 320.7 million shares of USANi LLC that were previously exchangeable into shares of USA stock. In addition, Vivendi Universal transferred 27.6 million treasury shares to Liberty Media Corporation in exchange for (i) 38.7 million USANi LLC shares (which were among the 320.7 million surrendered) and (ii) 25 million shares of USA common stock, which were retained by Vivendi Universal (see Note 4.3).

     As consideration for the transaction, USA received a $1.62 billion cash distribution from VUE, a 5.44% common interest in VUE and Class A and Class B preferred interests in VUE with initial face values of $750 million and $1.75 billion, respectively. The Class B preferred interests are subject to put/call provisions at any time following the 20-year anniversary of issuance (i.e. May
2022). USA may require Vivendi Universal to purchase the Class B preferred interests, and Vivendi Universal may require USA to sell to it the Class B preferred interests, for a number of USA shares having a market value equal to the accreted face value of the Class B preferred interests at such time, subject to a maximum of 56.6 million USA shares. The parties also agreed to put and call options on USA's common interests. The call may be exercised by Vivendi Universal at any time after the fifth anniversary of the transaction (May 2007) and the put may be exercised by USA at any time after the eighth anniversary of the transaction (May 2010), in either case, at its fair market value, payable at the option of Universal Studio in cash or Vivendi Universal listed common equity securities. For information on the VUE Partnership Agreement, see Note 11.

     In addition, Mr. Diller, USA's chairman and chief executive officer, received a 1.5% common interest in VUE in return for agreeing to specific non-competition provisions for a minimum of 18 months, for informally agreeing to serve as VUE's chairman and chief executive officer and as consideration for his support of this transaction. At any time after the first anniversary of the closing, Mr. Diller may require Universal Studio, Inc. (a subsidiary of Vivendi Universal) to purchase his common interest and at any time after the later of
(a) the second anniversary of the closing and (b) the time Mr. Diller is no longer the VUE chief executive officer, Universal Studio, Inc. may purchase Mr. Diller's common interest. In either case, the purchase price will be equal to the greater of $275 million and the private market value of his common interest, payable at the option of Universal Studio, Inc. in cash or Vivendi Universal listed common equity securities. The fair value of $275 million of Mr. Diller's common interest has been recorded as part of the total purchase consideration at the acquisition date. As part of Vivendi Universal's preliminary purchase price allocation, $15 million has been recorded as the value of Mr. Diller's non-competition arrangement, which is being amortized on a straight-line basis over a period of 18 months. The $275 million minimum value of the common interest is accounted for by Vivendi Universal as a minority interest in VUE. Any increases (for US GAAP purposes, only) in fair value above the minimum put price of the common interest and any subsequent decreases in fair value to the minimum put price of the common interest, are recognized in operations by Vivendi Universal.

     In connection with the transaction, Vivendi Universal received approximately 60.5 million warrants to purchase common stock of USA, with exercise prices ranging from $27.5 to $37.5 per share. The warrants were issued to Vivendi Universal in return for an agreement to enter into certain commercial arrangements with USA. At this time, no commercial arrangement is in place. A portion of the warrants were sold in February 2003 (see Note 16).

     The entertainment assets acquired by Vivendi Universal were USA's television programming, cable networks and film businesses, including USA Films, Studios USA and USA Cable. These assets, combined with the film, television and theme park assets of the Universal Studios Group, formed a new entertainment group, Vivendi Universal Entertainment LLLP, in which Vivendi Universal has a 93% voting interest and a 86% economic interest (due to the minority stake of Matsushita).

     The acquisition cost of the USA entertainment assets amounts to E11,008 million, and was determined with the assistance of an independent third-party valuation firm, and is detailed as follows:

                                                              IN MILLIONS OF
                                                                 EUROS(1)
                                                              --------------
320.7 million USANi LLC shares surrendered(2)...............       7 386
Cash paid to USA Interactive(3).............................       1 774
Class B preferred interests VUE issued to USA
  Interactive(4)............................................       1 918
Premiums on class B preferred shares(5).....................        (529)
Class A preferred interests VUE issued to USA
  Interactive(6)............................................         822
Premiums on class A preferred shares(5).....................        (299)
Common interest of 5,44% in VUE issued to USA
  Interactive(7)............................................         707
Common interest of 1,5% in VUE issued to Barry Diller(7)....         278
USA Interactive warrants issued to Vivendi Universal(8).....      (1 049)
                                                                  ------
PURCHASE PRICE..............................................      11 008
                                                                  ======

---------------

(1) Exchange rate euro/dollar: 0.9125 as of May 7, 2002.

(2) 282 million shares of USANi LLC already held by Vivendi Universal and its affiliates and 38.7 million shares of USANi LLC acquired from Liberty Media. The shares already held were valued at their book value, i.e. E6,415 million. The shares acquired in exchange for Vivendi Universal common shares were valued using the average closing price of Vivendi Universal's common shares 11 days before and after the transaction announcement date of December 16, 2001.

(3) Leveraged partnership distribution of $1.62 billion.

(4) Corresponds to face value of these securities. Their key features are:

    -- 1.4% annual paid-in-kind dividend accreting quarterly,

    -- 3.6% annual cash dividend.

    -- Put/call arrangement exercisable from May 2022,

    -- Redeemed immediately after a put/call in cash in the amount equal to the accreted face value at such time.

(5) Corresponds to the difference between the fair value (calculated based on a 7.5% discount rate) and the reimbursement value of the preferred interests A&B. This difference is assimilated to a premium, which is amortized on a straight-line basis until the maturity date.

(6) Corresponds to face value of these securities. Their key features are:

    -- Maturity: 20 years,

    -- Annual PIK dividend of 5%, accreting quarterly,

    -- Settlement at maturity in cash in the amount equal to accreted face value.

(7) Portion of VUE fair value estimated as of May 7, 2002, including discounts for lack of control and marketability.

(8) The value of the warrants was estimated using the Black-Scholes option pricing model. The key assumptions used are: USA Interactive volatility:
    50%, and risk-free rate: 5.54%.

     With the assistance of an independent third-party valuation firm, Vivendi Universal has performed a preliminary purchase price allocation study in order to allocate the purchase price among assets acquired and the liabilities assumed.

     A final purchase price allocation will be completed by April 2003 and may result in modifications to certain items. The following table shows this preliminary allocation:

                                                              IN MILLIONS OF
                                                                 EUROS(1)
                                                              --------------
Goodwill(2).................................................       9 608
Film costs, trademarks and other intangible assets..........       1 704
Other assets................................................         639
Other liabilities...........................................        (943)
                                                                  ------
PURCHASE PRICE..............................................      11 008
                                                                  ======

---------------

(1) Exchange rate euro/dollar : 0.9125 as of May 7, 2002.

(2) Amortized over a 40-year period, on a straight-line basis.

3.2.2  INCREASED HOLDING IN MULTITHEMATIQUES

     In connection with the sale of its shares in USA Networks, Liberty Media transferred to Vivendi Universal its 27.4% share in the European cable television company, Multithematiques and its current account balances in exchange for 9.7 million Vivendi Universal shares valued at E56.5 per share. The share value is based on the average closing price of Vivendi Universal shares during a reference period before and after December 16, 2001, the date the agreement was announced. Following this acquisition, Canal+ Group holds 63.9% of Multithematiques' share capital. The additional goodwill resulting from Vivendi Universal taking a controlling stake in this company, which had been consolidated until March 31, 2002 using the equity method, amounted to E542 million.

3.2.3  REDUCTION OF HOLDING IN VIVENDI ENVIRONNEMENT

     Following a decision taken by the Board of Directors on June 17, 2002, Vivendi Universal reduced its ownership interest in Vivendi Environnement in three steps. Prior to taking these steps, an agreement was signed with Mrs. Esther Koplowitz by which she agreed not to exercise the call option on Vivendi Environnement's participation in FCC which otherwise would have been exerciseable once Vivendi Universal ownership interest in Vivendi Environnement fell below 50%.

     The first step occurred on June 28, 2002, when 53.8 million Vivendi Environnement shares were sold on the market (approximately 15.5% of share capital before capital increase). The shares were sold by a financial institution which had owned the shares since June 12, 2002 following a repurchase transaction, known in France as a "pension livree", carried out with Vivendi Universal. The sale was made pursuant to a contract signed on June 24, 2002 with the banks which managed this transaction and involved a public offering and a sale to a group of declared investors who agreed to a lock-up commitment until December 21, 2003 (see COB prospectus N(LOGO) 02-801 June 26,
2002). In parallel, in order to make it possible for the financial institution to return the same number of shares to Vivendi Universal at the maturity of the repo on December 27, 2002, Vivendi Universal entered into a forward sale for the same number of shares to this financial institution at the price of the investment. As a result, Vivendi Universal reduced its debt by E1,479 million and held 47.7% of the share capital of Vivendi Environnement.

     In the second step, on August 2, 2002, Vivendi Environnement increased its share capital by E1,529 million, following the issuance of approximately 58 million new shares (14.3% of the capital after the capital increase), subscribed to by a group of investors to whom Vivendi Universal had already sold its preferential subscription rights. Following this second transaction, Vivendi Universal owned 40.8% of Vivendi Environnement's share capital. Following the second transaction, Vivendi Environnement continued to be consolidated according to the full consolidation method in accordance with generally accepted accounting principles in France.

     The third step occurred on December 24, 2002, a month after the amendment to the contract signed on June 24, 2002 was signed with the banks which managed the June transaction and a group of new investors. Under the terms of the amended agreement, Vivendi Universal agreed to sell 82.5 million shares of Vivendi Environnement, representing 20.4 % of Vivendi Environnement's share capital, and the new investors agreed to assume a lock-up on these shares previously agreed to by Vivendi Universal for the remaining term of that commitment, i.e. until December 21, 2003.

     Each of these shares of Vivendi Environnement includes a call option that entitles these investors to acquire additional Vivendi Environnement shares at any time until December 23, 2004 at an exercise price of E26.50 per share. After the exercise of all the call options, Vivendi Universal would no longer hold any shares of Vivendi Environnement. On December 24, 2002, Vivendi Universal received, in exchange for the shares and the call options, E1,856 million. Following this transaction, Vivendi Universal recorded a capital gain of E485 million before tax. The call options on the Vivendi Environnement shares are recorded as deferred items in liabilities for an amount of E173 million.

     Following this disposal, Vivendi Universal holds 82.5 million shares, or 20.4%, of Vivendi Environnement's share capital which is held in an escrow account to cover the call options. This investment is accounted for using the equity method as of December 31, 2002.

     Vivendi Universal recorded a E1,419 million capital gain for these operations in 2002.

3.2.4  DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING'S PROFESSIONAL AND HEALTH
DIVISION

     On April 18, 2002, Vivendi Universal Publishing (VUP) signed a definitive agreement pursuant to which the Cinven, Carlyle and Apax investment funds acquired 100% of the professional and health information divisions. In parallel with this disposal, Vivendi Universal acquired 25% of the capital stock of the acquisition vehicle, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%). The transaction was concluded on July 19, 2002 with Vivendi Universal's sale to the investors of the shares acquired in the leveraged buy out. The transaction reduced profit before tax by E298 million.

3.2.5  SALE OF STAKE IN VIZZAVI EUROPE

     On August 30, 2002, Vivendi Universal sold to Vodafone its 50% share of Vizzavi Europe. As a result, Vivendi Universal received E143 million in cash. As a part of the transaction, Vivendi Universal took over 100% of Vizzavi France. This transaction generated a capital gain of E90 million.

3.2.6  DISPOSITION OF PUBLISHING ACTIVITIES

     The Board of Directors on August 13, 2002, decided to sell the American publisher Houghton Mifflin acquired in 2001. On September 25, 2002, the Board decided that the sale should occur as soon as possible and cover, in addition to Houghton Mifflin, all of Vivendi Universal Publishing's activities.

     These assets, with revenues and employees totaling approximately E2.3 billion and 7000, respectively, were presented to several buyers.

     Following receipt of indicative offers, Vivendi Universal decided to conduct separate sales processes for the European and American businesses. The Board of Directors meeting held on October 22, 2002 approved the disposal of the VUP's European activities to the Lagardere Group, which had made the most competitive offer. This transaction was finalized on December 20, 2002 after the approval of the personnel representative bodies of Vivendi Universal and VUP. The European publishing activities were acquired by Investima 10, a company wholly owned by Natexis Banques Populaires for Lagardere. Investima 10 will transfer the acquired assets to the Lagardere Group as soon as the latter obtains competition law approval to be given by the European Commission. The gross proceeds from the sale amounted to E1,198 million. This transaction has resulted in a gain of E329 million on Vivendi Universal's net income before tax.

     Following this transaction, Vivendi Universal retains its 50% interest in the company that owns Atica and Scipione, the Brazilian publishers.

     Three investors participated in the separate auction to sell the publisher Houghton Mifflin. On December 30, 2002, Vivendi Universal finalized the sale of Houghton Mifflin to a consortium comprising Thomas H. Lee and Bain Capital. The gross proceeds from the sale amounted to $1,660 million. As a result of this transaction, Vivendi Universal recognized a capital loss of E822 million before tax, including a foreign currency translation loss of E236 million.

     THE IMPACTS OF DISPOSITIONS IN 2002 ON THE FINANCIAL DEBT AND THE INCOME BEFORE TAX AND MINORITY INTEREST ARE SUMMARIZED IN NOTES 7.2 AND 10.1.4.

     SOME DISPOSITIONS AGREED TO IN 2002 ARE BEING FINALIZED AT THE CLOSING. THE MAIN TRANSACTIONS ARE THE FOLLOWING:

3.2.7  DISPOSAL OF TELEPIU

     News Corporation and Telecom Italia signed, on October 1, 2002, a definitive agreement with Vivendi Universal and Canal+ Group to acquire Telepiu, the Italian pay-TV business. The stated purchase price was E920 million, consisting of the assumption of up to E450 million in debt and a cash payment of E470 million. However, this cash payment will be adjusted downward by the amount of outstanding accounts payable at closing. A provision of E360 million was recorded to cover the estimated loss. (see Note 6)

     The acquisition, which is subject to regulatory approval, is expected to be completed soon. As part of the acquisition agreement, all litigation between the parties, including Canal+'s litigation against NDS, has been suspended and will be permanently withdrawn when the transaction closes.

3.2.8  DISPOSAL OF CANAL+ TECHNOLOGIES

     Canal+ Group, a Vivendi Universal subsidiary, sold its 89% stake in Canal+ Technologies on September 25, 2002, to Thomson Multimedia for E190 million in cash. This transaction, approved by the respective Boards authorized by the relevant competition authorities was closed on January 31, 2003 on the basis of E190 million in cash, of which E169 million has been collected and the remainder is expected to be paid after any post-closing adjustments. (See Note 16)

3.2.9  DISPOSAL OF VIVENDI UNIVERSAL PUBLISHING'S CONSUMER PRESS DIVISION

     On August 30, 2002 Vivendi Universal and the Socpresse group entered into an agreement to sell the consumer press division of Vivendi Universal Publishing (Groupe Express-Expansion and Groupe l'Etudiant) and Comareg (including Delta Diffusion, which is to join Mediapost). The two transactions are together worth a total cash amount of E330 million. The sale of Consumer Press Division to the Socpresse Group was finalized on February 4, 2003 following the authorization by The Economy and Finance Ministry in January 2003. The amount collected was E200 million. The sale of Comareg to France Antilles is expected to take place at a later time, as it remains subject to the approval of the European Commission. (See Note 16)

     MAIN ACQUISITIONS AND DISPOSITIONS IN 2001 INCLUDED:

3.2.10  PURCHASE OF INTEREST IN MAROC TELECOM

     In the course of the partial privatization of Maroc Telecom, Vivendi Universal was chosen to be a strategic partner in the purchase of an interest in Morocco's national telecommunications operator for approximately E2.4 billion. The transaction was finalized in April 2001, at which time Maroc Telecom began to be consolidated in the accounts of Vivendi Universal, as we obtained control through majority board representation and share voting rights. The following table shows the final allocation of the purchase price:

                                                                  MAROC TELECOM
                                                              (IN MILLIONS OF EUROS)
                                                              ----------------------
Fair value of net assets acquired...........................          E  335
Telecom license(1)..........................................             340
Deferred tax liabilities....................................            (119)
Goodwill recorded as an asset(2)............................           1 862
                                                                      ------
Purchase price..............................................          E2 418
                                                                      ======

---------------

(1) The telecom license is amortized on a straight line basis over 15 years.

(2) The goodwill is amortized on a straight line basis over 40 years.

3.2.11  ACQUISITION OF HOUGHTON MIFFLIN COMPANY

     In July 2001, Vivendi Universal acquired the Houghton Mifflin Company (Houghton Mifflin), a leading US educational publisher, for a total of approximately US$2.2 billion, including assumption of Houghton Mifflin's average net debt of approximately US$500 million. Houghton Mifflin was sold on December 30, 2002.

3.2.12  ACQUISITION OF MP3.COM, INC.

     On August 28, 2001, Vivendi Universal completed its acquisition of MP3.com, Inc. (MP3.com) for approximately US$400 million or US$5 per share in a combined cash and stock transaction.

3.2.13  DISPOSITION OF INTEREST IN FRANCE LOISIRS

     In July 2001, Vivendi Universal sold its interest in France Loisirs to Bertelsmann. Proceeds from the sale approximated E153 million, generating a capital loss of E1 million.

     MAIN ACQUISITIONS AND DISPOSITIONS IN 2000 INCLUDED:

3.2.14  MERGER OF VIVENDI, SEAGRAM AND CANAL PLUS

     On December 8, 2000, Vivendi, Seagram and Canal Plus completed a series of transactions in which the three companies combined to create Vivendi Universal (the "Merger Transactions"). The terms of the Merger Transactions included:

     - Vivendi's combination, through its subsidiaries, with Seagram in accordance with a plan of arrangement under Canadian law, in which holders of Seagram common shares (other than those exercising dissenters' rights) received 0.80 Vivendi Universal American Depositary Shares (ADSs), or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's wholly owned Canadian subsidiary Vivendi Universal Exchangeco (exchangeable shares) and an equal number of related voting rights in Vivendi Universal, for each Seagram common share held;

     - Vivendi Universal's merger with Canal Plus, in which Canal Plus shareholders received two Vivendi Universal ordinary shares for each Canal Plus ordinary share they held and kept their existing shares in Canal Plus, which retained the French premium pay television channel business;

     - Vivendi accounted for the Merger Transactions with Seagram and Canal Plus using the purchase method of accounting for business combinations.

SEAGRAM

     Seagram was acquired for an aggregate cost of E32,565 million, consisting of the issuance of approximately 356.1 million common shares valued at E91.45 per share. The value of the shares issued was determined based on the average market price of Vivendi's common shares over the five day period before and after the final terms of the acquisition were announced, which was on July 4, 2000.

     Allocation of Purchase Price -- At the time of the Merger Transactions, Vivendi Universal recorded each asset acquired and liability assumed at its estimated fair value. This preliminary purchase price study has been reviewed and adjusted when appraisals or other valuation data were obtained within the one-year period from the completion of the Merger Transactions. Subsequent to the recording of the preliminary purchase price allocation, adjustments were made in respect of the value of the investment in USA Networks, deferred taxes, and the completion of a trademark valuation study. The excess of the total consideration paid over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill, which is amortized on a straight-line basis over a 40-year period. Acquired film library, music catalogs, artists' contracts and music publishing assets are amortized over periods ranging from 14 to 20 years. Other intangible assets are amortized over a 40-year period, on a straight-line basis.

     The following table shows the final allocation of the purchase price to the fair values of assets and liabilities recorded, adjusted in order to reflect the changes in fair values of assets and liabilities recorded in the preliminary allocation of the purchase price in December 2000.

                                                                     SEAGRAM
                                                              ----------------------
                                                              (IN MILLIONS OF EUROS)
Accounts receivable, net....................................         E  2,721
Film library, music catalogs, artists' contracts and
  advances..................................................            7,781
Trade names.................................................            1,600
Goodwill....................................................           25,859
Investment in USA Networks..................................            6,940
Spirits and wine assets held for sale.......................            8,693
Other assets................................................            7,383
Accrued expenses and other current liabilities..............           (3,680)
Royalties payable and participations........................           (3,181)
Other non-current liabilities...............................           (2,700)
Minority interest...........................................           (2,275)
Deferred income tax liability...............................           (7,840)
Cash acquired...............................................            1,288
Debt assumed................................................          (10,024)
                                                                     --------
Purchase price..............................................         E 32,565
                                                                     ========

     Disposal of Seagram's Spirits and Wine Business -- In connection with the Merger Transactions, on December 19, 2000, Vivendi Universal entered into an agreement with Diageo and Pernod Ricard to sell its spirits and wine business. The sale closed on December 21, 2001 and Vivendi Universal received approximately US$8.1 billion in cash, an amount that resulted in after-tax proceeds of approximately US$7.7 billion. The spirits and wine business generated revenues of E5 billion and operating income of E0.8 billion in 2001. Prior to its sale, Vivendi Universal accounted for the spirits and wine business as an investment held for sale on the balance sheet, and net income of the spirits and wine business in 2001 effectively reduced goodwill associated with the Seagram acquisition. No gain was recognized upon the ultimate sale of the spirits and wine business.

CANAL PLUS

     Canal Plus was acquired for an aggregate cost of E12,537 million, consisting of the issuance of approximately 130.6 million ordinary shares valued at E94.88 per share, and the cost induced by the conversion of stock options plans of Canal Plus. The value of the shares issued was determined based on the average market price of Vivendi's ordinary shares over the five day period before and after the final terms of the acquisition were announced, which was on June 20, 2000.

     At the time the step acquisition was made, Vivendi Universal recorded each asset acquired and each liability assumed at its estimated fair value. The excess of the total consideration paid for the acquired company over the fair value of the tangible and intangible assets acquired less liabilities assumed was recorded as goodwill. As a result of the acquisition of Canal Plus, Vivendi Universal recorded approximately E12,544 million as goodwill, which is amortized on a straight-line basis over a 40-year period. Prior to the Merger Transactions, Vivendi acquired control of Canal Plus in September 1999, through the acquisition of an additional 15% of the outstanding shares for approximately E1.4 billion. Goodwill of E1,159 million arising in connection with the acquisition was recorded as a reduction of shareholders' equity, as a charge to issue premiums in connection with the capital increases used in part to finance the acquisition. The acquisition increased Vivendi's ownership percentage from 34% at December 31, 1998 to 49% at December 31, 1999.

3.2.15  DISPOSITION OF SITHE

     In December 2000, Vivendi Universal, along with other shareholders of Sithe Energies, Inc. (Sithe), finalized the sale of a 49.9% stake in Sithe to Exelon (Fossil) Holdings Inc. (Exelon) for approximately US$696 million. The net proceeds of the transaction to Vivendi Universal were approximately US$475 million. Following the transaction, Exelon is the controlling shareholder of Sithe; Vivendi Universal retains an interest of approximately 34%. For a period of three years beginning in December 2002, Vivendi Universal can put to Exelon, or Exelon can call from Vivendi Universal, Vivendi Universal's remaining interest. As a result of the transaction, Vivendi Universal ceased to consolidate Sithe's results of operations for accounting purposes effective December 31, 2000. In April 2000, Sithe sold 21 independent power production plants to Reliant Energy Power Generation for E2.13 billion. This transaction generated a capital gain of E415 million.

3.2.16  DISPOSITION OF NON-CORE CONSTRUCTION AND REAL ESTATE BUSINESSES

     In order to facilitate our withdrawal from our non-core construction and real estate businesses, we restructured Compagnie Generale d'Immobilier et de Services (CGIS), our wholly owned real estate subsidiary, into two principal groups of companies: Nexity and Vivendi Valorisation. In July 2000, we sold 100% of Nexity to a group of investors and to Nexity's senior management for E42 million, an amount that approximated book value of these operations. Vivendi Valorisation holds our remaining property assets, which consist primarily of investments arising out of past property development projects. These assets are managed by Nexity pending their sale. In February 2000, we reduced our interest in Vinci (Europe's leading construction company) from 49.3% to 16.9%, receiving in exchange E572 million, which resulted in a capital gain of approximately E374 million. Subsequently, Vinci merged with the construction company, Groupe GTM, which reduced our interest in the combined entity to 8.67%. As a result of these transactions we ceased to consolidate Vinci's results effective July 1, 2000.

3.2.17  TELECOMS AND INTERNET ACQUISITIONS

     Additionally, in January 2000, Vivendi Telecom International (VTI), a wholly owned direct subsidiary of Vivendi Universal, acquired 100% of the outstanding shares of United Telecom International (UTI), a Hungarian telecommunications company for E130 million, including E123 million of goodwill, which is being amortized on a straight line basis over 20 years. In March 2000, Vivendi Universal acquired 100% of I-France for E149 million, including E146 million of goodwill. In April and July 2000, Vivendi Universal acquired 22.4% of Scoot.com PLC for E443 million, including E359 million of goodwill.

3.3  IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS AND FINANCIAL ASSETS

3.3.1  GOODWILL

     In 2001, following the market decline, the annual review of goodwill resulted in a non-cash, non-recurring impairment charge of E12.9 billion (E12.6 billion after E0.3 billion minority interest related to Vivendi Environnement). The charge was comprised of:

     -  E3.1 billion for Universal Music Group

     -  E1.3 billion for Universal Studio Group

     -  E6.0 billion for Canal+

     -  E1.6 billion for international telecoms and internet assets

     - E0.6 billion for Vivendi Environnement (net of E0.3 billion minority interest)

     In view of the deterioration of the economy since December 2001, and the recent decline in value of some media assets, combined with the impact of the increase in the cost of capital, the group has taken the decision to take a provision against goodwill on certain acquisitions of E18.4 billion as at December 31, 2002, including E11 billion registered as of June 30, 2002. This impairment has been calculated using the group's accounting principles for long-term assets. Long-term assets are subject to an exceptional impairment of goodwill if events result in, or show a risk of, an unexpected reduction in the value of the assets. In this situation, their fair value is re-assessed and a provision is made to cover any eventual, significant difference between the book value and the realizable value.

     This exceptional goodwill impairment is broken down as follows:

     -  E5.3 billion for Universal Music Group

     -  E6.5 billion for Vivendi Universal Entertainment

     -  E5.4 billion for Canal+

     -  E1.2 billion for international telecoms and internet assets

     As previously permitted under French GAAP, a portion of the goodwill arising from acquisitions paid for in equity securities was originally recorded as a reduction to shareholders' equity in proportion to the amount of the related purchase price paid in shares. Upon the recommendation of the COB, Vivendi Universal determined the total goodwill impairment based on total goodwill, including the portion originally recorded as a reduction of shareholders' equity, adjusted for theoretical accumulated goodwill amortization recorded since the acquisition. The "theoretical" goodwill impairment for 2002 amounts to E0.7 billion. The impairment charge does not reflect any proportional "theoretical" impairment of goodwill originally recorded as a reduction of shareholders equity. The total amount of goodwill recorded as a reduction of shareholder's equity as at December 31, 2002 is discussed in Note 5.

     This exceptional write-off was calculated as the difference between the net book value of the business units and the fair value we estimated with the assistance of a third party appraiser when necessary. The impacted business units are those for which the deterioration of the economy combined with the impact of the increase in the cost of capital resulted in a risk of a reduction of their value. Standard evaluation methods have allowed us to establish fair values, as described in the next paragraph.

     The fair values of the business units durably owned by the group are assessed at the value in use. Value in use is defined as the value of future economic benefits to be obtained from utilization plus terminal value of the asset. It is calculated from estimated future economic benefits:

     - Generally, the fair value of business units is determined by the analysis of discounted cash flows.

     - If this method is irrelevant for the business unit, other standard criteria are available: comparison to similar listed companies, assessment based on the value attributed to the business units involved in recent transactions, market price for business units quoted at the Stock Exchange.

     - When using these two standard evaluation methods, the fair market value of business units is determined with the assistance of an independent valuation expert appointed by Vivendi Universal.

     The fair values of the business units involved in the asset disposal program, which was approved by the Board of Directors on September 25, 2002, are assessed on the basis of their market value. Market value is defined as the amount that could be obtained at the date of sale for an asset where the transaction is concluded at normal market conditions, net of transactions costs. It generally corresponds to the most recent valuation of the business unit presented to Vivendi Universal's Board of Directors.

     Regarding the discounted cash flow method of analysis, the three factors taken into account were cash flow, discount rate and perpetual growth rate. The source of the cash flow statements used for the analysis were the business plans of the business units concerned available at the time of the analysis, approved by the management and presented to the Board of Directors. The discount rate was based upon an analysis of the average cost of capital of the relevant business units. Their cost of capital and growth rate were determined by taking into account the specific business environment in which each business unit operated, and specifically the maturity of the market and the geographic localization of its operations.

     For information, the principal assumptions by business were:

     - Cegetel Group: evaluation from the transaction with BT Group as of January 22, 2003 (acquisition of 26% interest in Cegetel for E4 billion).

     - Music: analysis of discounted cash flow (discount rate of 9%, versus a range of 8% to 9% at December 31, 2001, growth rate of 4%, versus 4% and 6% at December 31, 2001) or comparison to similar listed companies.

     - VUE: analysis of future discounted cash flow (with the following discount rate and growth rate) and comparison to similar listed companies:

       -- Universal Picture Group: a discount rate of 10%, versus a range of 6%
          to 7% at December 31, 2001, and a growth rate of 3%, versus -1% and 5% at December 31, 2001.

       -- USA Cable: a discount rate of 10%, and a growth rate of 6%.

       -- Universal Parks and Resorts: a discount rate of 8.5%, versus 8% at December 31, 2001, and a growth rate of 3%, versus 3% at December 31, 2001.

     -  Canal+ Group:

       -- Canal+ (Canal+ France, CanalSatellite, Media Overseas,
          Multithematique): analysis of discounted cash flows with a discount rate of 9.1%, versus 9% at December 31, 2001; growth rate between 2% (Canal+ France) and 4.5% (CanalSatellite), versus 3% (Canal+ France) and 4% (CanalSatellite) at December 31, 2001.

       -- Studio Canal: analysis of discounted cash flow (discount rate of 9.2%, growth rate of 2.5% to 3.5%).

       -- Sogecable and Sport Five are valued at the stock market price, after including a liquidity discount for the latter.

       -- Other international assets or under disposal: (including Telepiu, Canal+ Benelux, Canal+ Poland, Canal+ Nordic, Canal+ Technologies and Numericable): latest market value.

     - VU Games: analysis of discounted cash flow (discount rate of 13%; growth rate of 7%) and comparison to similar listed companies.

     - Maroc Telecom: analysis of discounted cash flow (discount rate of 13.1%, versus 11% and 13% at December 31, 2001, and a growth rate of 2.5% to 3.5%, versus 3.5% and 5.5% at December 31, 2001).

     - Other International assets in telecommunications and the internet: latest market value.

     The net impact in changes in goodwill can be summarized as follows:

                                                                                              NET
                             NET BALANCE                                  CHANGES IN       BALANCE AT
                            AT JANUARY 1,                                CONSOLIDATION    DECEMBER 31,
                                2002        AMORTIZATION   IMPAIRMENT   SCOPE AND OTHER       2002
                            -------------   ------------   ----------   ---------------   ------------
                                                      (IN MILLIONS OF EUROS)
Telecoms..................      3 043             (75)         (744)          (474)           1 750
Music.....................     12 763            (355)       (5 300)        (1 629)           5 479
Vivendi Universal
  Entertainment...........      7 472            (250)       (6 500)         7 915            8 637
Groupe Canal+.............      8 002            (189)       (5 436)         1 580            3 957
Holding & Corporate.......     (1 353)             34            --          1 367               48
Internet..................        638            (140)         (462)           (28)               8
Publishing................      2 161             (17)           --         (1 966)             178
Environmental Services....      4 888            (285)           --         (4 603)              --
Other.....................          3              --            --              2                5
                               ------          ------       -------         ------           ------
TOTAL VIVENDI UNIVERSAL...     37 617          (1 277)      (18 442)         2 164           20 062
                               ======          ======       =======         ======           ======

3.3.2  FINANCIAL ASSETS

     Financial provisions of E2.2 billion were recorded in 2002, E1.2 billion of which was reflected by a reduction in asset value and E0.9 billion as a provision. This action was taken to reflect the decline in the market since the beginning of the year and the reevaluation by the Board of Directors of the growth potential of certain listed and unlisted investments. Standard evaluation methods used were, notably:

     - Investments involving recent transactions or those that are currently under discussion have been assessed at the value attributed to them in the respective transaction.

     -  Investments in listed companies have been valued at the market value.

3.3.3  SUMMARY

     The impact of impairment described above can be summarized as follows:

                                     IMPAIRMENT OF       PROVISIONS AND         GOODWILL       TOTAL
                                        ASSETS             ALLOWANCES          IMPAIRMENT    IMPAIRMENT
                                     -------------    ---------------------    ----------    ----------
                                                           (IN MILLION OF EUROS)
Telecoms..........................         (728)(1)            (142)(2)              (744)      (1 614)
Music.............................           --                  --                (5 300)      (5 300)
Vivendi Universal Entertainment...           --                  --                (6 500)      (6 500)
Group Canal+......................           --                (360)(3)            (5 436)      (5 796)
Internet..........................         (120)(4)              --                  (462)        (582)
Other.............................         (393)(5)            (427)(6)                --         (820)
                                        -------               -----            ----------     --------
                                        E(1 241)              E(929)           E  (18 442)    E(20 612)
                                        =======               =====            ==========     ========

---------------

(1) Of which, Elektrim Telekomunikacja represents (E609) million (see Note 4).

(2) Representing international telecom assets (see Note 6).

(3) Representing Telepiu, disposal of which has to be completed (see Note 6).

(4) Representing Softbank Capital Partners (see Note 4).

(5) Of which Dupont (E173) million (see Note 4), provision related to UGC/UGC Cine Cite investments (E220) million (see Note 4).

(6) Of which amortization of the BNP call (E226) million (see Note 6), a provision for Vivendi Universal puts of (E104) million (see Note 6).

NOTE 4  INVESTMENTS

     Vivendi Universal's investments consist of:

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                 2002          2001
                                                               ---------    ----------
                                                               (IN MILLIONS OF EUROS)
Investments accounted for using the equity method...........    E1 903       E 9 176
Other investments
  Investments accounted for using the cost method...........       378         1 150
  Portfolio investments -- securities.......................     1 899         1 814
  Portfolio investments -- other............................     1 861         2 619
                                                                ------       -------
                                                                 4 138         5 583
                                                                ------       -------
                                                                E6 041       E14 759
                                                                ======       =======

4.1  INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

     THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT EQUITY METHOD INVESTMENTS:

                                      OWNERSHIP CONTROL        PROPORTIONATE SHARE OF EQUITY
                                 ---------------------------   -----------------------------
                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                     2002           2001           2002            2001
                                 ------------   ------------   -------------   -------------
                                                   (IN MILLIONS OF EUROS)
Vivendi Environnement(1).......      20.4%            --          E  304          E   --
USANi LLC(2)...................        --           47.9%             --           6 669
UC Development Partners(3).....      50.0%          50.0%            358             364
Sundance Channels(4)...........      49.0%          10.0%            156             185
Universal Studios Florida(3)...      50.0%          50.0%            147             168
Port Aventura..................      37.0%          37.0%             85             101
Universal Studios Japan........      24.0%          24.0%             40              85
UGC(5).........................      58.0%          39.3%             47              83
UGC Cine cite(6)...............      15.6%          15.6%             31              69
SPORTFIVE(7)...................      46.4%          35.6%            294             229
TKP and Cyfra+(8)..............        --             --              --              --
Elektrim Telekomunikacja
  SP(9)........................      49.0%          49.0%             --             521
Telecom Developpement(10)......      49.9%          49.9%            286             281
Xfera Moviles..................      26.2%          26.2%             --              72
Societe Financiere de
  Distribution (SFD)...........      49.0%          49.0%             --             (74)
Vizzavi Europe(11).............        --           50.0%             --            (466)
Other(12)......................        --             --             155             889
                                                                  ------          ------
                                                                  E1 903          E9 176
                                                                  ======          ======

                                  PROPORTIONATE SHARE OF NET INCOME (LOSS)
                                 ------------------------------------------
                                 DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     2002           2001           2000
                                 ------------   ------------   ------------
                                           (IN MILLIONS OF EUROS)
Vivendi Environnement(1).......     E  --          E  --          E  --
USANi LLC(2)...................        44            144             --
UC Development Partners(3).....        (6)           (46)            --
Sundance Channels(4)...........        --             --             --
Universal Studios Florida(3)...         1              5             --
Port Aventura..................         1             (2)            --
Universal Studios Japan........       (30)            25             --
UGC(5).........................       (12)             7             (2)
UGC Cine cite(6)...............        --              1             (3)
SPORTFIVE(7)...................         2             --             --
TKP and Cyfra+(8)..............        --           (122)           (26)
Elektrim Telekomunikacja
  SP(9)........................      (115)           (28)           (31)
Telecom Developpement(10)......         5             12             27
Xfera Moviles..................       (59)           (35)            (6)
Societe Financiere de
  Distribution (SFD)...........        --            (23)           (37)
Vizzavi Europe(11).............       (71)          (193)           (44)
Other(12)......................       (54)          (198)          (184)
                                    -----          -----          -----
                                    E(294)         E(453)         E(306)
                                    =====          =====          =====

---------------

(1) Following the dispositions and dilution occurred in 2002, Vivendi Universal's interest in Vivendi Environnement is accounted for under the equity method from December 31, 2002. (see Note 3) The market value of this participation as of December 31, 2002 amounted to E1 833 million.

(2) Year-on-year change reflects the USA Networks transaction. (see Note 3)

(3) There is no shareholder with the majority voting interest in these companies. Moreover, shareholders exercise substantive participating rights that enable them to veto or block decisions taken by the subsidiary's board. Vivendi Universal consequently consolidates its interest in UCDP and Universal Studio Florida by the equity method.

(4) Vivendi Universal has loans to the Sundance partnership (approximately US$49 million), which can be converted to Sundance Channels shares.

(5) On December 23, 2002, following the exercise by BNP of the put granted by Vivendi Universal in July 1997, Vivendi Universal acquired, for a total consideration of E59.3 million, 5.3 million of UGC shares representing 16% of share capital. Vivendi Universal's 58% interest in UGC does not provide for operational control of the company due to a shareholders' agreement. Accordingly, this investment is still accounted for using the equity method.

(6) Vivendi Universal has a direct interest of 15.6% in UGC Cine Cite and an indirect interest of 49% through its investment in UGC.

(7) New entity created through the merger between the Jean-Claude Darmon Group and Sport+ in 2001.

(8) Consolidated from December 31, 2001.

(9) Please refer to Note 13. Vivendi Universal's share of equity in Elektrim Telekomunikacja was written down to zero further to an impairment test performed on various assets held for sale.

(10) A majority of Telecom Developpement's board is nominated by SNCF. Accordingly, Cegetel Group accounts for this investment by the equity method.

(11) Participation sold to Vodafone on August 30, 2002 (See Note 3).

(12) Other investments consist of various entities accounted for under the equity method whose proportionate share of equity is under E50 million at December 31, 2002.

     The following table provides a reconciliation of the change in equity method investments during the year:

                             PROPORTIONATE     CHANGES IN     PROPORTIONATE                 FOREIGN      PROPORTIONATE
                            SHARE OF EQUITY     SCOPE OF      SHARE OF NET                 CURRENCY     SHARE OF EQUITY
                             DECEMBER 31,     CONSOLIDATION      INCOME       DIVIDENDS   TRANSLATION    DECEMBER 31,
                                 2001            & OTHER         (LOSS)       RECEIVED    ADJUSTMENTS        2002
                            ---------------   -------------   -------------   ---------   -----------   ---------------
                                                              (IN MILLIONS OF EUROS)
Vivendi Environnement.....      E   --           E   304          E  --         E  --        E  --          E  304
USANi LLC.................       6 669            (6 415)            44          (141)        (157)             --
UC Development Partners...         364                59             (6)           --          (59)            358
Sundance Channels(1)......         185                (2)            --            --          (27)            156
Universal Studios
  Florida.................         168                 2              1            --          (24)            147
Port Aventura.............         101                (6)             1            --          (11)             85
Universal Studios Japan...          85                (3)           (30)           --          (12)             40
UGC(2)....................          83               (15)           (12)           (1)          (8)             47
UGC Cine cite(2)..........          69               (26)            --            --          (12)             31
SPORTFIVE(3)..............         229                66              2            (3)          --             294
Elektrim Telekomunikacja
  SP(4)...................         521              (488)          (115)           --           82              --
Telecom Developpement(5)..         281                --              5            --           --             286
Xfera Moviles(6)..........          72               (13)           (59)           --           --              --
Societe Financiere de
  Distribution (SFD)......         (74)               74             --            --           --              --
Vizzavi Europe............        (466)              537            (71)           --           --              --
Other.....................         889              (630)           (54)          (34)         (16)            155
                                ------           -------          -----         -----        -----          ------
                                E9 176           E(6 556)         E(294)        E(179)       E(244)         E1 903
                                ======           =======          =====         =====        =====          ======

---------------

(1) Changes in scope of consolidation reflect the acquisition of 40% interest of Sundance Television and SIFO Two for $4 million.

(2) Provisions recorded as at December 31, 2002, total E220 million, of which E101 million relates to the reduction in shareholding and E119 million to the UGC bonds (see Note 4.4).

(3) Changes in scope of consolidation reflect the acquisition of 10.8% interest of this entity for E122 million. Additional goodwill of E54 million has been recorded.

(4) Provisions recorded as at December 31, 2002, total E609 million, of which E406 million in reduction in shareholding and E203 million to an increase in the bad debt provision (see Note 3 and 10). Moreover goodwill impairment has been recorded for E32 million.

(5) Impairment has been recorded for E206 million at December 31, 2002 (see Note
    3).

(6) Of which E33 million relates to a provision recorded at December 31, 2002 (see Note 3).

     SUMMARIZED FINANCIAL INFORMATION FOR EQUITY METHOD INVESTMENTS IS AS
FOLLOWS:

     Vivendi Environnement was consolidated as an equity method investment at December 31, 2002. In Vivendi Universal's statement of income, Vivendi Environnement was accounted for on a fully consolidated basis until December 31, 2002. Consequently, only balance sheet information relating to this subsidiary is mentioned in the tables below.

     The following summary information relating to companies consolidated by the equity method is derived from unaudited data.

                                                                      DECEMBER 31, 2002
                                     -----------------------------------------------------------------------------------
                                        TELECOM        UNIVERSAL                             ELEKTRIM          OTHERS
                                     DEVELOPPEMENT   STUDIO FLORIDA    UGC    SPORTFIVE   TELEKOMUNIKACJA   EXCLUDING VE
                                     -------------   --------------   -----   ---------   ---------------   ------------
                                                                    (IN MILLION OF EUROS)
REVENUES...........................      1 054             763          527       639            749           3 067
OPERATING INCOME...................         25             (56)          10        31            125            (251)
NET INCOME.........................         15             (53)         (32)        4         (1 063)           (825)
Long-term assets...................        776           2 059          795       580          2 987           4 169
Current assets.....................        324              69          235       464            176           1 897
                                         -----           -----        -----     -----         ------           -----
TOTAL ASSETS.......................      1 100           2 128        1 030     1 044          3 163           6 066
Shareholders' Equity...............        464             748          190       633          1 428             700
Long-term liabilities..............          8             137          246        15                            215
Current liabilities................        562             284          205       387          1 023(1)        2 800
Third Party Financial Long term
 Debt..............................         66             959          389         9            712           2 351
                                         -----           -----        -----     -----         ------           -----
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY............................      1 100           2 128        1 030     1 044          3 163           6 066
                                         =====           =====        =====     =====         ======           =====

                                               DECEMBER 31, 2002
                                     -------------------------------------
                                        TOTAL          VIVENDI
                                     EXCLUDING VE   ENVIRONNEMENT   TOTAL
                                     ------------   -------------   ------
                                             (IN MILLION OF EUROS)
REVENUES...........................      6 799             --        6 799
OPERATING INCOME...................       (116)            --         (116)
NET INCOME.........................     (1 954)            --       (1 954)
Long-term assets...................     11 366         26 568       37 934
Current assets.....................      3 165         15 450       18 615
                                        ------         ------       ------
TOTAL ASSETS.......................     14 531         42 018       56 549
Shareholders' Equity...............      4 163          8 915       13 078
Long-term liabilities..............        621          4 787        5 408
Current liabilities................      5 261         15 403(2)    20 664
Third Party Financial Long term
 Debt..............................      4 486         12 913       17 399
                                        ------         ------       ------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY............................     14 531         42 018       56 549
                                        ======         ======       ======

---------------

(1) Before elimination of Vivendi Universal's loan to Elektrim for E525 million (or E322 million, net of provisions).

(2) Including E3,796 million Short term Financial debt.

                                                                             DECEMBER 31, 2001
                                           --------------------------------------------------------------------------------------
                                              TELECOM        UNIVERSAL                             ELEKTRIM
                                           DEVELOPPEMENT   STUDIO FLORIDA    UGC    SPORTFIVE   TELEKOMUNIKACJA   OTHERS   TOTAL
                                           -------------   --------------   -----   ---------   ---------------   ------   ------
                                                                           (IN MILLIONS OF EUROS)
REVENUES................................       1 089             723          516        --             59        10 956   13 343
OPERATING INCOME........................          24              29           40        --            (26)        2 180    2 247
NET INCOME..............................          11             (93)          14        --            (57)         (645)    (770)
Long-term assets........................         818           2 162        1 003       587          3 027        19 539   27 136
Current assets..........................         435             137          276       455            559         5 093    6 955
                                               -----           -----        -----     -----          -----        ------   ------
TOTAL ASSETS............................       1 253           2 299        1 279     1 042          3 586        24 632   34 091
Shareholders' Equity....................         460             737          283       642          2 699        11 337   16 158
Long-term liabilities...................           2             113          240        35            192         3 434    4 016
Current liabilities.....................         721             290          215       325            535(1)      7 869    9 955
Third Party Financial Long term Debt....          70           1 159          541        40            160         1 992    3 962
                                               -----           -----        -----     -----          -----        ------   ------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY.................................       1 253           2 299        1 279     1 042          3 586        24 632   34 091
                                               =====           =====        =====     =====          =====        ======   ======

---------------

(1) Before elimination of Vivendi Universal's loan to Elektrim for E485 million.

     In 2000, revenue, operating income and net income generated by companies consolidated by the equity method accounted for E2,644, E181 and E(26) million, respectively. The following is balance sheet data for these companies consolidated by the equity method:

     -  Long term assets: E23,202 million,

     -  Current assets: E3,937 million,

     -  Total Assets: E27,139 million,

     -  Shareholders' equity: E13,292 million,

     -  Long-term liabilities: E8,560 million,

     -  Current liabilities: E5,287 million,

     -  Total liabilities and Shareholders' equity: E27,139 million.

4.2  INVESTMENTS ACCOUNTED FOR USING THE COST METHOD

     The following table summarizes information about investments accounted for using the cost method:

                                                         DECEMBER 31, 2002    DECEMBER 31, 2001
                                                         -----------------    ------------------
                                                         INTEREST    COST     INTEREST     COST
                                                         --------    -----    --------    ------
                                                                 (IN MILLIONS OF EUROS)
Sithe Energies Inc.(1).................................      --         --      34.2%        604
Elektrim SA(2).........................................    10.0%        96      10.0%         96
Mauritel...............................................    18.9%        42      18.9%         52
Vodafone Egypt.........................................     7.0%        23       7.0%         23
Other(3)...............................................                672                   872
                                                                     -----                ------
                                                                       833                 1 647
Valuation allowance....................................               (455)                 (497)
                                                                     -----                ------
                                                                     E 378                E1 150
                                                                     =====                ======

---------------

(1) On December 19, 2002, Vivendi Universal sold its remaining interest in Sithe Energies Inc. for E319 million generating a loss of E232 million.

(2) Included in the valuation allowance is a E60 million provision for Elektrim S.A., of which E21 million was recorded in 2002 (see Note 3). In addition to its 10% interest in Elektrim S.A.'s share capital, following a carrying agreement entered in with a third party financial institution, Vivendi Universal is entitled to exercise 5% of Elektrim S.A.'s voting rights. As a result, Vivendi Universal holds 15% of Elektrim S.A.'s voting rights. Furthermore, Vivendi Universal appoints two representatives at the Supervisory Board of Elektrim S.A.

(3) Other investments consist of various entities accounted for under the cost method whose carrying value was under E60 million at December 31, 2002.

4.3 PORTFOLIO INVESTMENTS -- SECURITIES

     The following table summarizes information about portfolio investments -- securities:

                                                                 DECEMBER 31, 2002
                                  -------------------------------------------------------------------------------
                                             FOREIGN                            GROSS        GROSS      ESTIMATED
                                            CURRENCY     VALUATION    NET     UNREALIZED   UNREALIZED     FAIR
                                   COST    TRANSLATION   ALLOWANCE   VALUE      GAINS        LOSSES       VALUE
                                  ------   -----------   ---------   ------   ----------   ----------   ---------
                                                              (IN MILLIONS OF EUROS)
British Sky Broadcasting(1).....  E   --      E  --        E  --     E   --      E --        E  --       E   --
Dupont(2).......................     853        (68)        (173)       612        65           --          677
USA Interactive(3)..............   1 323        (68)          --      1 255       (26)          --        1 229
Softbank Capital Partners(4)....     230         --         (230)        --        --           --           --
Saint-Gobain(5).................      --         --           --         --        --           --           --
Other(6)........................      33         (1)          --         32        --           --           32
                                  ------      -----        -----     ------      ----        -----       ------
                                  E2 439      E(137)       E(403)    E1 899      E 39        E  --       E1 938
                                  ======      =====        =====     ======      ====        =====       ======

                                                                 DECEMBER 31, 2001
                                  -------------------------------------------------------------------------------
                                             FOREIGN                            GROSS        GROSS      ESTIMATED
                                            CURRENCY     VALUATION    NET     UNREALIZED   UNREALIZED     FAIR
                                   COST    TRANSLATION   ALLOWANCE   VALUE      GAINS        LOSSES       VALUE
                                  ------   -----------   ---------   ------   ----------   ----------   ---------
                                                              (IN MILLIONS OF EUROS)
British Sky Broadcasting(1).....  E    1      E  --        E  --     E    1     E  15        E  --       E   16
Dupont..........................     853         50           --        903        --         (106)         797
USA Interactive.................     699         42           --        741       137           --          878
Softbank Capital Partners.......     230         --         (110)       120        --           (7)         113
Saint-Gobain....................      14         --           --         14         7           --           21
Other...........................      44         --           (9)        35        --            2           37
                                  ------      -----        -----     ------     -----        -----       ------
                                  E1 841      E  92        E(119)    E1 814     E 159        E(111)      E1 862
                                  ======      =====        =====     ======     =====        =====       ======

                                                                 DECEMBER 31, 2000
                                  -------------------------------------------------------------------------------
                                             FOREIGN                            GROSS        GROSS      ESTIMATED
                                            CURRENCY     VALUATION    NET     UNREALIZED   UNREALIZED     FAIR
                                   COST    TRANSLATION   ALLOWANCE   VALUE      GAINS        LOSSES       VALUE
                                  ------   -----------   ---------   ------   ----------   ----------   ---------
                                                              (IN MILLIONS OF EUROS)
British Sky Broadcasting........  E1 233     E   --       E   --     E1 233     E4 946       E   --      E6 179
Dupont..........................     853         --           --        853         --           --         853
USA Interactive.................     572         --           --        572         --           --         572
Saint-Gobain....................     124         --           --        124        104           --         228
Facic...........................     181         --           --        181          5           --         186
Eillage.........................      57         --           --         57         --          (17)         40
Other...........................     261         --          (17)       244         21          (76)        189
                                  ------     ------       ------     ------     ------       ------      ------
                                  E3 281     E   --       E  (17)    E3 264     E5 076       E  (93)     E8 247
                                  ======     ======       ======     ======     ======       ======      ======

---------------

(1) In February 2002, these BSkyB shares were sold for cash, which was used in part for the redemption of the Pathe exchangeable bonds, which took place in March 2002 (see Note 7).

(2) Represents 16,444,062 shares with a book value of $713 million. The quoted market price of DuPont as at December 31, 2002 was $42.40 per share. A provision of E173 million was recorded in the accounts at June 30, 2002 in order to bring the book value in line with the market value at this date.

(3) Represents 18,181,308 shares of common stock with a book value of $374 million and 13,430,000 Class B shares with a book value of $276 million, as well as 25,000,000 shares acquired through Liberty Media in Vivendi Universal's acquisition of the entertainment assets of USA Networks (see
    Note 3). The quoted market price for the common stock of USA Interactive, which combines the USA Networks assets not acquired by Vivendi Universal, was $22.92 per share as at December 31, 2002.

(4) A provision of E120 million was recorded in the accounts in 2002.

(5) Sold during the first half of 2002.

(6) Other investments consists of various entities whose cost was under E22 million at December 31, 2002.

4.4  OTHER PORTFOLIO INVESTMENTS

     The following table summarizes information about other portfolio investments:

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                 2002         2001
                                                               ---------    ---------
                                                               (IN MILLIONS OF EUROS)
Long-term loans(1)..........................................    E1 250       E1 586
Other(2)....................................................     1 593        1 231
                                                                ------       ------
                                                                 2 843        2 817
Valuation allowance.........................................      (982)        (198)
                                                                ------       ------
                                                                E1 861       E2 619
                                                                ======       ======

---------------

(1) As of December 31, 2002, comprised of a loan to Elektrim Telekomunikacja (E525 million, provisioned at E203 million, see Note 3), and a loan to Vivendi Environnement related to bonds exchangeable for Vinci shares (E120 million, see Note 7).

(2) As of December 31, 2002, comprised of USA Interactive warrants (E929 million provisioned at E454 million, see Note 3), and UGC bonded debt (E153 million provisioned at E119 million).

4.5  INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

     Investments accounted for using the proportionate consolidation method represent companies in which Vivendi Universal and other shareholders have agreed to exercise joint control over significant financial and operating policies. They exist in Vivendi Environnement only. Due to the deconsolidation of Vivendi Environnement on December 31, 2002, the investments accounted for using the proportionate consolidation method contribute only to consolidated statement of income in 2002.

     Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method in 2000, 2001 and 2002 is as follows:

                                                                      DECEMBER 31,
                                                               --------------------------
                                                                2002      2001      2000
                                                               ------    ------    ------
                                                                 (IN MILLIONS OF EUROS)
Revenues....................................................   E5 570    E4 293    E3 055
Operating income............................................   E  464    E  426    E  354
Net income..................................................   E  204    E  128    E  171

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                 2002      2001       2000
                                                                ------    -------    ------
                                                                  (IN MILLIONS OF EUROS)
Long-term assets............................................        --    E 8 082    E5 276
Current assets..............................................        --      4 694     2 180
                                                                ------    -------    ------
Total assets................................................        --    E12 776    E7 456
                                                                ======    =======    ======
Shareholders' equity........................................        --    E 5 146    E2 095
Minority interest...........................................        --        163       279
Financial debt..............................................        --      2 852     1 830
Reserves and other liabilities..............................        --      4 615     3 252
                                                                ------    -------    ------
Total liabilities and shareholders' equity..................        --    E12 776    E7 456
                                                                ======    =======    ======

NOTE 5  SHAREHOLDERS' EQUITY

5.1  GROUP SHAREHOLDERS' EQUITY

     The number of common shares outstanding was 1,068,558,994 and 1,085,827,519, respectively, as of December 31, 2002, and December 31, 2001. Each common share, with the exception of treasury shares, has one voting right which may be registered upon request by the owner. The number of voting rights outstanding was 1,067,996,619 and 978,216,347, respectively, as at December 31, 2002, and December 31, 2001.

5.1.1  TREASURY SHARES

     As of December 31, 2001, Vivendi Universal and its subsidiaries held 107,386,662 Vivendi Universal shares, representing a gross amount of E6,762 million and 9.9% of share capital with an average cost per share of E63.

     During 2002, Vivendi Universal:

      - bought on the market, between January and April 2002, 6,969,865 shares at an average price of E48.5 per share. These purchases occurred under the terms of the COB prospectus n(LOGO) 00-1737 which authorized Vivendi Universal to go public,

      - sold 55 million shares to two financial institutions on January 7, 2002, at a price of E60 per share,

      - transferred 37.4 million shares in May 2002 to Liberty Media in exchange for equity in USANi, LLC and USA Networks, Inc and the 27% interest in Multithematiques (see Note 3),

      - a further 94,157 shares were sold to employees exercising their stock options,

      - cancelled 20,469,967 shares on December 20, 2002, following the decision by the Board of Directors on August 13, 2002, based on the authorization obtained in General Meeting of Stockholders held on April 24, 2002. The cancellation of these shares previously held in connection with employee stock option plans has reduced the shareholders' equity by E1,191.3 million. In connection with French legal obligations, Vivendi Universal acquired 14.1 million call options on Vivendi Universal shares in order to cover future stock option plans from December 31, 2002.

     At December 31, 2002, Vivendi Universal and its subsidiaries (excluding Vivendi Environnement which is accounted for under the equity method as from December 31, 2002) held 562,375 Vivendi Universal shares, or 0.05% of its share capital, which represents a gross amount of E44 million at an average cost per share of E77.9. The majority of these treasury shares are classified under marketable securities and are held in connection with certain employee stock option plans of the US company MP3. The remaining balance of 84,360 treasury shares was recorded as a reduction of shareholders' equity.

     At December 31, 2002, Vivendi Universal had outstanding convertible bonds and stock options representing approximately 146.3 million common shares, compared with 64.1 million shares as at December 31, 2001.

5.1.2  STRIPPED SHARES

     8.9 million stripped shares have been deducted from shareholders' equity compared with 19.7 million at December 31, 2001. These shares were split to allow for exchange transactions in the context of the Sofiee/ Vivendi/ Seagram merger in December 2000. Bare ownership was transferred to Seagram Canadian shareholders who elected to acquire their Vivendi Universal stock on a deferred basis. The Board of Directors, at its meetings of January 24, 2002, April 24, 2002, June 25, 2002 and August 13, 2002, duly noted the recombination, and approved the cancellation of 203,560, 351,988, 3,450,553 and 6,890,538 shares respectively. At the same time, the Board of Directors noted the creation of the same number of shares as a result of the redemption of Vivendi Universal convertible bonds. Because each share that was divided and then recombined was then cancelled, and because, at the same time, the conversion of each equity note (ORA) resulted in the creation of a new share, these transactions had no effect on the number of shares comprising the share capital.

5.1.3  GOODWILL RECORDED AS A REDUCTION OF SHAREHOLDERS' EQUITY

     Vivendi Universal previously recorded goodwill as a reduction of shareholders' equity pursuant to rules issued by the COB in 1988 that are no longer in effect. This was done in particular, in connection with the mergers with Havas and Pathe in 1998 and 1999, and the acquisition of US Filter and an additional investment in Canal+ in 1999. As of December 31, 2002, goodwill recorded as a reduction of shareholders' equity amounts to E1,983 million after theoretical straight-line amortization, compared with E4,333 million at December 31, 2001, mainly due to the partial disposal of the investment in Vivendi Environnement in 2002. (See Note 3)

     Without adjustments to shareholders' equity, the total write-off of goodwill at December 31, 2002, would have been E202 million (on the basis of straight-line amortization over the normal time period prescribed by the accounting policies of the Group), of which E79 million relates to the current accounting period and after a E279 million reversal related to the disposal. This amount excludes an exceptional, notional write-off of E1.7 billion (of which E0.7 billion relates to the current accounting period and after a E1.3 billion reversal related to the disposal) which would have impacted the initial goodwill amount accounted for under shareholders' equity. This exceptional notional write-off has no impact on the Income Statement (see Note 3). Goodwill recorded as a reduction of shareholders' equity, net of notional aggregate write-off amounts to approximately E256 million and mainly concerns the residual participation held in Vivendi Environnement.

5.2  CHANGES IN MINORITY INTERESTS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                               2002      2001       2000
                                                              -------   -------    -------
                                                                 (IN MILLIONS OF EUROS)
Opening balance.............................................  E10 208   E 9 787    E 4 052
Changes in consolidation scope(1)...........................   (4 229)      411      5 001
TSAR Issue (Redeemable in Vivendi Environnement
  shares)(2)................................................       --       300         --
Minority interest in income of consolidated subsidiaries....      844       594        625
Dividends paid by consolidated subsidiaries.................     (200)     (981)       (80)
Impact of foreign currency fluctuations on minority
  interest..................................................     (798)       97        189
Other changes...............................................     (328)       --         --
                                                              -------   -------    -------
Closing balance.............................................  E 5 497   E10 208    E 9 787
                                                              =======   =======    =======

---------------

(1) These principally relate to the change of consolidation method for Vivendi Environnement (application of the equity method since December 31, 2002) and the acquisition of the entertainment assets of USA Networks (see Note 3).

(2) In December 2001, Vivendi Environnement Financiere de l'Ouest (a holding company held at over 99% by Vivendi Environnement), issued E300 million "Titres Subordonne Remboursable en Actions Prioritaires" (TSAR, or obligated mandatorily redeemable security of subsidiary holding parent debentures) maturing at December 28, 2006. As a result of its nature, the TSAR issue was recorded as a minority interest in the balance sheet.

5.3  OTHER EQUITY: NOTES MANDATORILY REDEEMABLE FOR NEW SHARES OF VIVENDI
UNIVERSAL

     In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of E1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to the bondholders on November 28, 2002, for an amount of E233 million. The bondholders can call for redemption of the bonds in new shares at any time after May 26, 2003, at the minimum redemption rate of 1 - (annual rate of interest x outstanding bond lifetime expressed in years). Only new shares can be used for reimbursement, and the holders would have the same rights as the shareholders if Vivendi Universal goes into receivership. As a consequence, the notes are classified in other equity in pursuance of French GAAP.

NOTE 6  PROVISIONS AND ALLOWANCES

6.1  CHANGES IN PROVISIONS

                                 BALANCE AT        CHANGES IN                                              BALANCE AT
                                DECEMBER 31,     CONSOLIDATION                                            DECEMBER 31,
                                    2001       SCOPE AND OTHER(1)   ADDITIONS   UTILIZATION   REVERSALS       2002
                                ------------   ------------------   ---------   -----------   ---------   ------------
                                                                (IN MILLIONS OF EUROS)
Litigation....................     E  610           E  (395)         E  282       E  (170)      E  (7)       E  320
Warranties and customer
  care........................        311              (299)            142           (75)         (1)           78
Maintenance and repair costs
  accrued in advance..........        273              (215)             92           (96)         (1)           53
Reserves related to fixed
  assets......................        106               (67)              3            --          (4)           38
Valuation allowance on real
  estate......................        527              (109)             24          (104)         (1)          337
Valuation allowance on work in
  progress and losses on long-
  term contracts..............        484              (314)             53          (113)        (41)           69
Closure and post closure
  costs.......................        455              (484)             73           (42)         (1)            1
Pensions......................        652              (364)             50           (92)         (6)          240
Restructuring costs...........        314               (81)            107          (265)        (18)           57
Losses on investments in
  unconsolidated companies....        320              (154)             74          (146)         (7)           87
Exceptional financial
  provisions..................         --                --             929            --          --           929
Other financial provisions....        151                (6)            518           (73)         --           590
Other(2)......................      2 128              (961)            537          (892)        (30)          782
                                   ------           -------          ------       -------       -----        ------
PROVISIONS....................     E6 331           E(3 449)         E2 884       E(2 068)      E(117)       E3 581
                                   ======           =======          ======       =======       =====        ======

---------------

(1) Changes in the consolidation scope are mainly linked with the deconsolidation of Vivendi Environnement accounted for by using the equity method at December 31, 2002.

(2) At December 31, 2001, E630 million related to financial depreciation of public service contract fixed assets of Vivendi Environnement.

6.2  FINANCIAL PROVISIONS

     THE EXCEPTIONAL FINANCIAL PROVISIONS consist mainly of provisions related to the anticipated Telepiu disposal (E360 million), the amortization of call options on Vivendi Universal shares granted by BNP (E226 million), international telecom assets (E142 million) and put options on Vivendi Universal shares (E104 million).

     THE OTHER FINANCIAL PROVISIONS mainly concern the following items:

     -- The evolution of the nature of the interest rate swap portfolio and of the underlying debt structure do not allow this portfolio to qualify for hedge accounting. As a result, a related provision has been recorded for E261 million at December,31, 2002.

     -- Provisions recorded in respect of premium related to bonds exchangeable into Vivendi Environnement, Vinci and BSkyB shares amounted to E137.9 million. These provisions correspond to the premiums due in case of early redemption of the bonds exchangeable into Vivendi Environnement and Vinci shares, in March 2003 and March 2004, respectively, and also cover the premium which is expected to be paid in July 2003 to holders of bonds exchangeable into BSkyB shares. (See Note 11).

NOTE 7  FINANCIAL DEBT

7.1  FINANCIAL DEBT

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------    -------    -------
                                                                 (IN MILLIONS OF EUROS)
Bonds and bank loans.......................................   E 3 516    E15 218    E15 803
BSkyB 0.5%(1)..............................................        --      3 948         --
Vivendi Environnement exchangeable 2%(2)...................     1 809      1 809         --
Vivendi Universal convertible 1.25%(3).....................     1 699      1 699      1 699
Vivendi Environnement convertible 1.5%(4)..................        --      1 535      1 535
BSkyB exchangeable 1%(5)...................................        --      1 440      1 440
VUE "preferred interests" A&B(6)...........................     2 507         --         --
Vinci exchangeable 1%(7)...................................       527        527         --
BSkyB exchangeable 3%(8)...................................        --        117        155
Mediaset SpA 3.5%(9).......................................        --         --         52
Seagram remaining debt(10).................................        98        354      2 491
Capital leases(11).........................................       274        997        629
Subordinated securities(12)................................        25        133        150
                                                              -------    -------    -------
Total long-term debt.......................................   E10 455    E27 777    E23 954
                                                              -------    -------    -------
Bank overdrafts and other short-term borrowings(13)........     9 177     14 003     14 852
Cash and cash equivalents..................................    (7 295)    (4 725)    (3 271)
                                                              -------    -------    -------
TOTAL FINANCIAL DEBT.......................................   E12 337    E37 055    E35 535
                                                              =======    =======    =======

---------------

(1) In October 2001, Vivendi Universal sold approximately 96% of its investment in BSkyB to two QSPEs (Qualifying Special Purpose Entities) and, concurrently, Vivendi Universal entered into a total return swap with the same financial institution that held all of the QSPEs' beneficial interests. Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale. Consequently, the BSkyB shares held by the two QSPEs, in an amount of E1.5 billion, and financing for the acquisition of these shares, were consolidated by Vivendi Universal at December 31, 2001. In December 2001, following issue of 150 million certificates repayable in BSkyB shares at 700 pence per share by the financial institution controlling the QSPEs, Vivendi Universal and this financial institution reduced the nominal amount of the swap by 37%, fixing the value of the 150 million shares and generating a capital gain of E647 million after tax and charges. In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs. Vivendi Universal and the financial institution then terminated the total return swap concerning these shares. This transaction resulted in a reduction of gross debt by E4 billion.

(2) In February 2001, Vivendi Universal issued 32,352,941 bonds exchangeable, at any time after April 17, 2002, for shares in Vivendi Environnement (interest 2%; yield to maturity 3.75%; expiring March 2006; nominal value E55.90, or 30% above the average weighted price of Vivendi Universal shares the previous day). The redemption price of the bonds at maturity will be E61.17. These bonds may be exchanged at any time if the closing price of Vivendi Environnement shares for 20 out of 30 consecutive days equals or exceeds 125% of the anticipated redemption price. These bonds may be redeemed by the bondholder on March 8, 2003 at an exercise unit price of E57.89. As at December 31, 2002, 32,352,941 bonds were outstanding.

(3) In January 1999, Vivendi issued 6,028,363 bonds at a unit par value of E282 earning interest at 1.25%, with a conversion/ exchange option at a rate of one bond for 3,124 existing or new shares. Redemption price is at par. Vivendi Universal can redeem these bonds in full at any time between January 1, 2002 and December 31, 2003, if the average price of Vivendi Universal shares exceeds 115% of the adjusted par value. These bonds will be redeemed in full on January 1, 2004 at par. 6,024,329 bonds were outstanding as at December 31, 2002.

(4) In April 1999, Vivendi Environnement issued 10,516,606 bonds at a unit par value of E271, earning interest at 1.5%, with a conversion/exchange option concerning Vivendi or Vivendi Environnement shares. 5,183,704 bonds were converted to Vivendi Environnement shares in July 2000 when Vivendi Environnement went public. The balance can now only be converted to Vivendi Universal shares, at a rate of one Vivendi Environnement bond to 3.124 shares. Maturity date for the bonds is January 1, 2005, at a redemption price of E288 per bond. In the absence of conversion, exchange or early redemption, the bonds earn interest at a yield to maturity rate of 2.54%. Vivendi Universal may require Vivendi Environnement to exercise its early redemption option if the average price of Vivendi Universal shares over a specified period exceeds 115% of the adjusted bond redemption value. Vivendi Environnement called a general meeting of bondholders on August 20, 2002. By a 64.8% majority, the bondholders voted to waive their rights to the Vivendi Universal guarantee covering this loan, and the liability clause applicable in the event of default by Vivendi Universal, as from September 1, 2002. The nominal interest rate was consequently increased by 0.75%, from 1.5% to 2.25%. As at December 31, 2002, due to Vivendi Environnement's deconsolidation, these bonds are no longer consolidated.

(5) In July 2000, Vivendi issued 59,455,000 bonds exchangeable for BSkyB shares or cash, at a unit par value of E24.22. Following the Vivendi merger, these bonds are now held in the Vivendi Universal balance sheet, earn interest at 1% and mature in three years (2000-2003). The conversion rate is one BSkyB share (with a par value of 50 pence) for one Vivendi Universal bond. Each bond can be exchanged at any time during the term of the loan. The bonds are subject to early redemption in full by Vivendi Universal, at an early redemption price guaranteeing the bondholder a yield to maturity of 1.88%, if the average price of BSkyB shares reaches or exceeds 115% of the bond par value. The bonds mature on July 5, 2003, at which point any bonds outstanding will be redeemed at a unit price of E24.87. All BSkyB shares corresponding to issued bonds were sold in October 2001. The 59,455,000 bonds outstanding as at December 31, 2002 are reported as short-term borrowings.

(6) In May 2002, Vivendi Universal acquired the entertainment assets of USA Networks Inc. Following this transaction, USA Interactive received VUE class A and class B preferred interests, the par value of which was $750 million and $1.75 billion (the latter being exchangeable for 56.6 million common shares in USA Interactive, via put and call options agreed between Vivendi Universal and USA Interactive). These preferred interests mature at 20 years and have the following characteristics (see Note 3):

    -- class A preferred interests: PIK interest at 5% per year,

    -- class B preferred interests: cash interest at 3.6% and PIK interest at 1.4% per year.

(7) In February 2001, Vivendi Universal issued 6,818,695 bonds exchangeable, at any time after April 10, 2001, for Vinci shares, for an amount of E527.4 million. The bonds bear interest at 1%, with 3.75% yield to maturity, and mature on March 1, 2006. The issue price was E77.35, 30% above the previous day closing rates for Vinci shares. This transaction allows Vivendi Universal to complete its disengagement from Vinci, by exchanging its residual interest of 8.2% as at December 31, 2001. These bonds are subject to early redemption by the holders on March 1, 2004 (redemption price E83.97 per bond). Revenue from this loan has been on lent to Vivendi Environnement in the amount of its capital interest in Vinci (1,552,305 shares of the 6,818,695 held by the Group) via a mirror loan of E120 million (see Note 4.4). The residual interest held by Vivendi Universal was placed on the market in 2002. To cover its obligations under the bond, Vivendi Universal concomitantly purchased, for E53 million, 5.3 million Vinci share options at a price of E88.81, corresponding to the bond par value as at March 1, 2006, in the absence of early redemption. As at December 31, 2002, 6,817,684 bonds were outstanding.

(8) During the first half of 2002, Vivendi Universal redeemed the exchangeable bonds held in its balance sheet following the acquisition of Pathe in 1999, for shares in BSkyB. A total of 14,494,819 BSkyB shares were consequently transferred to the bondholders (see Note 4).

(9) In April 1997, Canal+ issued exchangeable bonds in the total amount of E304.9. These bonds bore interest at 3.5%, and matured on April 1, 2002. Each bond was convertible, at the option of the holder, at a rate of one bond for 341.74 shares in Mediaset SPA. These bonds were reported under short-term borrowings as at December 31, 2001.

(10) Following the merger of Vivendi, Canal+ and Seagram, Vivendi Universal reimbursed the majority of the Seagram credit lines in use at the time of the merger during the first quarter of 2001. This amount is made up of several credit lines with terms up to 2023.

(11) Lease contracts and lease contracts including a purchase option in favor of the lessee (French "credit bail" contracts) also include various rental guarantees relating to real-estate defeasance transactions.

(12) Subordinated debt principally comprises $70 million of securities repayable over 15 years issued by Energy USA on January 29, 1991. As at December 31, 2001, the total also included a loan of E244 million to finance a waste water treatment plant in Zaragoza, Spain, underwritten by OTV (a subsidiary of Vivendi Environnement).

(13) Of which at December 31, 2002, bridge loan of Vivendi Universal Entertainment that matures on June 30, 2003 in the amount of $1.6 billion and BSkyB exchangeable bonds which mature in July 2003 for E1,440 million (See (5)).

     Most financing contracts concluded by Vivendi Universal contain customary clauses covering events of default provisions and may also contain financial covenants. These can lead to accelerated redemption of the debt, or renegotiation or even suspension of financing.

7.2  CHANGE IN FINANCIAL DEBT DURING 2002(1)

                                                               CASH     DEBT     NET IMPACT
                                                              ------   -------   ----------
                                                                 (IN MILLIONS OF EUROS)
FINANCIAL NET DEBT AT DECEMBER 31, 2001.....................                      E 37 055
Net cash flow from operating activities.....................  (2 795)               (2 795)
Acquisitions tangible assets net of disposals...............   1 571                 1 571
Dividends paid..............................................   1 120                 1 120
Disposal of 55 million treasury shares......................  (2 856)               (2 856)
Disposal of puts on Vivendi Universal shares................     883                   883
Capital increase............................................     (68)                  (68)
ORA issued by Vivendi Universal in November 2002............    (767)                 (767)
ACQUISITIONS(2)
USA Networks/Multithematiques...............................   1 757     2 538       4 295
Echostar....................................................   1 699                 1 699
10.8% interest in Sportfive.................................     122                   122
Other acquisitions..........................................     179                   179
DISPOSALS(3)
Vivendi Environnement(4)....................................  (3 335)       --      (3 335)
  Disposal of 1st part (15.5%)..............................  (1 479)       --      (1 479)
  Disposal of 2nd part (20.4%)(4)...........................  (1 856)       --      (1 856)
Termination of the BSkyB total return swap..................     (86)   (3 948)     (4 034)
Echostar(5).................................................  (1 037)       --      (1 037)
Houghton Mifflin............................................  (1 195)     (372)     (1 567)
European publishing activities..............................  (1 121)      (17)     (1 138)
BtoB/Health.................................................    (894)      (37)       (931)
Sithe.......................................................    (319)       --        (319)
Vinci shares(6).............................................    (291)       --        (291)
Canal+ Digital (50%)........................................    (264)       --        (264)
Vizzavi Europe (50%)........................................    (143)       --        (143)
Other disposals.............................................    (152)       --        (152)
OTHER (of which change in scope impacts)(7).................      --   (14 890)    (14 890)
                                                              ------   -------    --------
                                                              (7 992)  (16 726)    (24 718)
                                                                                  --------
FINANCIAL NET DEBT AT DECEMBER 31, 2002.....................                      E 12 337
                                                                                  ========

---------------

(1) Flows illustrate the accounting of Vivendi Environnement using the equity method from January 1, 2002.

(2) Includes cash payment to USA Interactive. (see Note 3)

(3) These disposals include current accounts redemption and fees related to operations.

(4) Includes call related to Vivendi Environnement for E173 million. (see Note
    3)

(5) Excluding foreign exchange profit of E37.1 million.

(6) Includes call related to Vinci for E53 million. (see Note 11)

(7) Includes deconsolidation of Vivendi Environnement debt for E15.7 billion as of January 1, 2002.

7.3  LONG-TERM DEBT DETAILED BY CURRENCY(1)

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                (IN MILLIONS OF EUROS)
Euros.......................................................  E 7 146   E18 077   E20 004
US dollars..................................................    2 933     4 443     3 422
Pounds sterling.............................................      288     4 229       180
Other.......................................................       88     1 028       348
                                                              -------   -------   -------
  Total long-term debt......................................  E10 455   E27 777   E23 954
                                                              =======   =======   =======

7.4  LONG-TERM DEBT DETAILED BY MATURITY(1)

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                (IN MILLIONS OF EUROS)
Due between one and two years...............................  E 2 878   E 3 434   E 7 325
Due between two and five years..............................    4 013    14 288    12 712
Due after five years........................................    3 564    10 055     3 917
                                                              -------   -------   -------
  Total long-term debt......................................  E10 455   E27 777   E23 954
                                                              =======   =======   =======

7.5  LONG-TERM DEBT DETAILED BY NATURE OF INTEREST RATE(1)

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2002      2001      2000
                                                              -------   -------   -------
                                                                (IN MILLIONS OF EUROS)
Fixed interest rate.........................................  E 8 925   E18 646   E11 429
Variable interest rate......................................    1 530     9 131    12 525
                                                              -------   -------   -------
  Total long-term debt......................................  E10 455   E27 777   E23 954
                                                              =======   =======   =======

NOTE 8  FINANCIAL INSTRUMENTS

     Vivendi Universal, as the result of its global operating and financing activities, is exposed to changes in interest rates, foreign currency exchange rates and equity markets. These positions may adversely affect its operational and financial earnings. In seeking to minimize the risks and costs associated with such activities, Vivendi Universal follows a centrally administered risk management policy approved by its Board of Directors. As part of this policy, Vivendi Universal uses various derivative financial instruments to manage interest rate, foreign currency exchange rate and equity market risks and their impact on earnings and cash flows. Vivendi Universal generally does not use derivative financial instruments for trading or speculative purposes.

8.1  INTEREST RATE RISK MANAGEMENT

     Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to variable and fixed interest rates and to lower overall borrowing costs. Interest rate risk management instruments used by Vivendi Universal include pay-variable and pay-fixed interest rate swaps and interest rate caps. Pay-variable swaps effectively convert fixed rate debt obligations to LIBOR and EURIBOR. Pay-fixed swaps and interest rate caps convert variable rate debt obligations to fixed rate instruments and are considered to be a financial hedge against changes in future cash flows required for interest payments on variable rate

---------------

(1) Excluding financial instruments which are described in Note 8 debt. The following table summarizes information about Vivendi Universal's interest rate risk management instruments:

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                  2002          2001
                                                                ---------    ----------
                                                                (IN MILLIONS OF EUROS)
Pay-variable interest rate swaps:
  Notional amount of indebtedness...........................     E  626       E 5 868
  Average interest rate paid................................       5.80%         3.36%
  Average interest rate received............................       2.85%         5.01%
  Expiry:
     Due within one year....................................     E  387       E 2 282
     Due between two and five years.........................     E  208       E 1 526
     Due after five years...................................     E   31       E 2 060
Pay-fixed interest rate swaps:
  Notional amount of indebtedness...........................     E8 492       E10 284
  Average interest rate paid................................       4.50%         4.25%
  Average interest rate received............................       2.82%         2.97%
  Expiry:
     Due within one year....................................     E1 818       E 2 766
     Due between two and five years.........................     E4 410       E 3 951
     Due after five years...................................     E2 264       E 3 567
Interest rate caps, floors and collars(1):
  Notional amount of indebtedness...........................     E   --       E 3 392
  Guarantee rate............................................                     4.78%
  Expiry:
     Due within one year....................................     E   --       E   150
     Due between two and five years.........................     E   --       E 1 391
     Due after five years...................................     E   --       E 1 851

---------------

(1) These instruments were sold in 2002.

8.2  FOREIGN CURRENCY RISK MANAGEMENT

     Foreign currency risk management instruments are used by Vivendi Universal to reduce earnings and cash flow volatility associated with changes in foreign currency exchange rates. To protect the value of foreign currency forecasted cash flows, including royalties, licenses, rights purchases and service fees, and the value of existing foreign currency assets and liabilities, Vivendi Universal enters into various instruments, including forward contracts, option contracts and cross-currency swaps, that hedge a portion of its anticipated foreign currency exposures for periods not to exceed two years. The gains and losses on these instruments offset changes in the value of the related exposures. At December 31, 2002, Vivendi Universal had effectively hedged approximately 80% of its estimated foreign currency exposures, primarily related to anticipated cash flows to be remitted over the following year. The principal currencies hedged were the US dollar, Japanese yen, British pound and Canadian dollar. The following table summarizes information about Vivendi Universal's foreign currency risk management instruments:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Forward contracts:
  Notional amount...........................................   E3 360       E1 705
  Sale against the euro.....................................   E3 315       E  640
  Purchase against the euro.................................   E   45       E1 065
  Expiry:
     Due within one year....................................   E3 360       E1 705
Currency swaps:
  Notional amount...........................................   E2 031       E2 710
  Sale against the euro.....................................   E1 437       E1 027
  Purchase against the euro.................................   E  594       E1 683
  Expiry:
     Due within one year....................................   E2 031       E2 447
     Due between two and five years.........................   E   --       E  263

8.3  EQUITY MARKET RISK MANAGEMENT

     Our exposure to equity markets risk relates to our investments in the marketable securities of unconsolidated entities and in debt securities. During 2002 and 2001, Vivendi Universal hedged certain equity-linked debts using specialized indexed swaps. These swaps, with notional amounts totaling E266 million in 2002 versus E377 million in 2001 will progressively expire over eight years.

     Furthermore, a description of the total return swap of AOL Europe is presented in Note 11 Commitments and Contingencies.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              --------    ----------
                                                              (IN MILLIONS OF EUROS)
Equity-linked swaps:
  Notional amount...........................................    E266        E  377
  Expiry:
     Due within one year....................................    E132        E   46
     Due between two and five years.........................    E 11        E  208
     Due after five years...................................    E123        E  123
Total return swaps:
  Notional amount...........................................    E788        E3 511
  Expiry:
     Due within one year....................................    E788        E   --
     Due between two and five years.........................    E --        E3 511

8.4  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 2002, and 2001, Vivendi Universal's financial instruments included cash, cash equivalents, marketable securities, receivables, investments, accounts payable, borrowings, interest rate, foreign currency and equity market risk management contracts. The carrying value of cash, cash equivalents, marketable securities, receivables, accounts payable, short-term borrowings and current portion of long-term debt approximated fair value because of the short-term nature of these instruments. The estimated fair value of other financial instruments, as set forth below, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

                                                    DECEMBER 31, 2002      DECEMBER 31, 2001
                                                   -------------------    -------------------
                                                   CARRYING     FAIR      CARRYING     FAIR
                                                    VALUE       VALUE      VALUE       VALUE
                                                   --------    -------    --------    -------
                                                             (IN MILLIONS OF EUROS)
Investments(1).................................    E 4 138     E 4 138    E 7 398     E 7 503
Long-term debt.................................    E10 455     E10 622    E27 777     E28 128
Foreign currency instruments and interest rate
  agreements:
  Interest rate swaps(2).......................    E    --        (256)   E    --     E   219
  Interest caps................................         --          --         --          44
  Cross currency swaps.........................         --          46         --           4
  Forward exchange contracts(2)................         --         115         --         163
  Puts and calls on marketable securities......         --        (104)        --        (214)
                                                   -------     -------    -------     -------
                                                   E    --     E  (199)   E    --     E   216
                                                   =======     =======    =======     =======

---------------

(1) Comprised of Other Investments (see Note 4) and treasury shares classified in marketable securities, excluding those held for stock option purposes. As of December 31, 2002, due to the provisions recognized, the net carrying value of the investments corresponds to their fair value.

(2) Provisions were recorded on these elements in respect of potential losses at December 31, 2002. (see Note 6)

8.5  CREDIT CONCENTRATIONS AND COUNTER-PARTY RISK

     Vivendi Universal minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although Vivendi Universal's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged. Vivendi Universal's receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which our products are sold, their dispersion across many geographic areas, and the diversification of our portfolio among instruments and issuers.

NOTE 9  INCOME TAXES

     The following tables summarize the sources of pre-tax income and the resulting income tax expense (benefit).

9.1  COMPONENTS OF INCOME TAX EXPENSE (BENEFIT)

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                2002       2001     2000(1)
                                                               -------    ------    -------
                                                                  (IN MILLIONS OF EUROS)
Income tax expense (benefit) applicable to:
  Current
     France.................................................   E   741    E  451    E  383
     US ....................................................       133       223        14
     Other jurisdictions....................................        74       526       381
                                                               -------    ------    ------
                                                                   948     1 200       778
                                                               -------    ------    ------
  Deferred
     France.................................................       940       290       224
     US ....................................................       523        90       (18)
     Other jurisdictions....................................       145        (1)       25
                                                               -------    ------    ------
                                                                 1 608       379       231
                                                               -------    ------    ------
Total income tax expense (benefit)..........................   E 2 556    E1 579    E1 009
                                                               =======    ======    ======

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

9.2  COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Deferred tax assets
  Employee benefits.........................................   E    64      E   142
  Tax credit and net operating loss carryforwards...........     8 383        3 813
  Provisions for risks and liabilities......................       324          542
  Other, net................................................     1 595        1 915
                                                               -------      -------
  Gross deferred tax assets.................................    10 366        6 412
  Deferred tax assets not recorded in the books.............    (8 753)      (2 187)
                                                               -------      -------
Total deferred tax assets...................................     1 613        4 225
                                                               -------      -------
Deferred tax liabilities
  Depreciation..............................................        65          261
  Revaluation of assets.....................................     2 250        2 454
  DuPont share redemption...................................     1 574        1 656
  Spirits and wine sale.....................................     1 711        1 769
  Other, net................................................     2 257        3 837
                                                               -------      -------
Total deferred tax liabilities..............................     7 857        9 977
                                                               -------      -------
Net deferred tax liability..................................   E(6 244)     E(5 752)
                                                               =======      =======

9.3  TAX CARRYFORWARD EXPIRATION CALENDAR

     The utilization of certain tax carry forwards is subject to limitations under income tax laws. The tax carry forwards expire in varying amounts as follows:

                                                                       TAX
                                                                  CARRYFORWARDS
                                                              ----------------------
                                                              (IN MILLIONS OF EUROS)
2003........................................................          E   25
2004........................................................               3
2005........................................................           1 268
2006........................................................             635
2007........................................................           2 160
Thereafter up to 2007.......................................           4 179
Unlimited...................................................             113
                                                                      ------
                                                                      E8 383
                                                                      ======

9.4  EFFECTIVE INCOME TAX RATE

     The reconciliation of the differences between the French statutory tax rate and Vivendi Universal's effective income tax rate is as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----    -----    -----
French statutory rate.......................................   35.4%    36.4%    37.8%
Non deductible goodwill amortization........................  (35.1)   (48.4)     6.1
Long-term capital gains/losses taxed at lower tax rates.....   (2.4)     4.0     (5.7)
Tax losses..................................................  (13.4)    (3.0)     6.0
Other, net..................................................    3.2     (2.8)   (18.3)
                                                              -----    -----    -----
Effective income tax rate...................................  (12.3)%  (13.8)%   25.9%
                                                              =====    =====    =====

     The years ended December 31, 2000 to December 31, 2002 are subject to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that the settlements will not have a material effect on the results of operations, financial position or liquidity of Vivendi Universal.

NOTE 10  ADDITIONAL FINANCIAL STATEMENT INFORMATION

10.1  INCOME STATEMENT DATA

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                2002       2001       2000
                                                               -------    -------    ------
                                                                  (IN MILLIONS OF EUROS)
10.1.1  RESEARCH AND DEVELOPMENT COSTS.....................    E   117    E   237    E  179
10.1.2  PERSONNEL COSTS, INCLUDING EMPLOYEE PROFIT
  SHARING..................................................    E12 147    E11 926    E9 487
10.1.3  FINANCIAL EXPENSES, PROVISIONS AND OTHER

                                                                       DECEMBER 31,
                                                               -----------------------------
                                                                2002       2001       2000
                                                               -------    -------    -------
                                                                  (IN MILLIONS OF EUROS)
Financing expenses(1)......................................    E(1 333)   E(1 455)   E(1 288)
                                                               -------    -------    -------
Financial provisions.......................................     (2 895)      (482)      (196)
                                                               -------    -------    -------
Capital gains on sale of portfolio investments(2)..........        255        143        702
Foreign exchange gains (losses)............................         24         51         (7)
Other(3)...................................................       (793)      (185)        27
                                                               -------    -------    -------
                                                               E  (514)   E     9    E   722
                                                               -------    -------    -------

---------------

(1) The average cost of debt in 2002 was 4.1% excluding Vivendi Environnement. This subsidiary, accounted for using the equity method from December 31, 2002, contributed to financing cost for (E683) million in 2002.

(2) Of which, as at December 31, 2002, disposal of Vinci shares (E153 million), disposals concluded by Vivendi Environnement (E112 million).

(3) As at December 31, 2002, losses relating to put options on Vivendi Universal shares (E589 million).

     The following schedule shows details of financial provisions as at December 31, 2002:

                                                                IN MILLIONS
                                                                 OF EUROS       SEE PARAGRAPH
                                                                -----------    ----------------
Investment in Elektrim Telekomunikacja......................         (609)         sec. 4.1
USA Interactive warrants....................................         (454)         sec. 4.4
Interest rate swaps.........................................         (261)          Note 6
Premiums on call option on Vivendi Universal shares.........         (226)          Note 6
UGC and UGC Cine Cite shares................................         (220)         sec. 4.1
International telecom assets................................         (175)       sec. 4.2 and
                                                                                    Note 6
DuPont shares...............................................         (173)         sec. 4.3
Provision on premiums on bonded debts.......................         (122)          Note 6
Softbank Capital Partners...................................         (120)         sec. 4.3
Put options on Vivendi Universal shares.....................         (104)          Note 6
Other.......................................................         (431)
                                                                  -------
                                                                  E(2 895)
                                                                  =======

10.1.4  EXCEPTIONAL ITEMS, NET

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2002       2001      2000
                                                              -------    ------    ------
                                                                (IN MILLIONS OF EUROS)
Net capital gains and gains on the dilution of our interests
  in other companies(1).....................................  E 1 049    E2 365    E3 772
Other.......................................................       --        --        40
                                                              -------    ------    ------
                                                              E1 049(2)  E2 365    E3 812
                                                              =======    ======    ======

---------------

(1) 2001 consisted mainly of E1 billion from the disposal of 150 million BSkyB shares and E712 million from the disposal of AOL France.

(2) At December 31, 2002, tax and minority interest related to exceptional items amount to E(1 022) and E211 million.

     The following schedule shows details of capital gains and losses and gains relating to the dilution of participations in other companies as of December 31, 2002, before tax:

                                                                IN MILLIONS
                                                                 OF EUROS      SEE PARAGRAPH
                                                                -----------    -------------
Disposal of 250 million of BSkyB shares.....................        1 588      sec. 7.1.1
Disposal of Echostar shares(1)..............................         (674)
Disposals and dilution of Vivendi Environnement.............        1 419      sec. 3.2.3
Disposal of Houghton Mifflin................................         (822)     sec. 3.2.6
Disposal of European publishing activities..................          329      sec. 3.2.6
Reserve related to anticipated Telepiu disposal.............         (360)     sec. 3.2.7
Disposal of business to business and health divisions.......         (298)     sec. 3.2.4
Disposal of Sithe shares....................................         (232)       sec. 4.2
Disposal of Vizzavi Europe..................................           90      sec. 3.2.5
Disposal of Canal Digital(2)................................          172
Other.......................................................         (163)
                                                                  -------
                                                                  E 1 049
                                                                  =======

---------------

(1) On December 18, 2002, Vivendi Universal sold its entire EchoStar equity position, 57.6 million Class A common shares, back to EchoStar. Total net proceeds of the sale were $1.066 billion. Vivendi Universal held these Class A common shares following the conversion of 5.8 million Class D Echostar preferred stock in January 2002 for an amount of $1.5 billion.

(2) Canal+ Group sold its whole participation in Canal Digital to Telenor for an amount of E289 million.

10.1.5  DEPRECIATION AND AMORTIZATION

                                                                      DECEMBER 31,
                                                             -------------------------------
                                                               2002        2001       2000
                                                             --------    --------    -------
                                                                 (IN MILLIONS OF EUROS)
Depreciation of property, plant and equipment............    E  3 223    E  2 578    E 2 105
Goodwill amortization....................................       1 277       1 688        634
Goodwill impairment(1)...................................      18 442      13 515         --
Amortization of other intangible assets..................       1 098       1 253        904
Other non-financial provisions and allowances, excluding
  financial provisions...................................          --          16        395
                                                             --------    --------    -------
                                                             E 24 040    E 19 050    E 4 038
                                                             ========    ========    =======

---------------

(1) See Note 3.3.

10.2  BALANCE SHEET DATA

10.2.1  OTHER INTANGIBLE ASSETS, NET

                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  2002         2001
                                                                ---------    ---------
                                                                (IN MILLIONS OF EUROS)
Audiovisual and music rights................................     E 5 558      E 7 821
Trademarks, market share, editorial resources...............       2 903        7 984
Film costs, net of amortization.............................       3 367        2 587
Editorial & plate costs.....................................          39          118
Telecom licenses............................................         989          680
Deferred charges............................................         542        1 391
Software....................................................         627          703
Fees paid to local authorities..............................          --          568
Other.......................................................         681        1 450
                                                                 -------      -------
                                                                 E14 706      E23 302
                                                                 =======      =======

                                                            OTHER                          OTHER
                                                          INTANGIBLE    ACCUMULATED     INTANGIBLE
                                                            ASSETS      AMORTIZATION    ASSETS, NET
                                                          ----------    ------------    -----------
                                                                   (IN MILLIONS OF EUROS)
Balance at December 31, 2001..........................     E30 128        E(6 826)        E23 302
Additions/allocations.................................         116         (1 189)        E(1 073)
Disposals/reversals...................................        (442)            90         E  (352)
Changes in scope of consolidation and other...........      (5 762)           120         E(5 642)
Foreign currency translation adjustments..............      (1 872)           343         E(1 529)
                                                           -------        -------         -------
Balance at December 31, 2002..........................     E22 168        E(7 462)        E14 706
                                                           =======        =======         =======

10.2.2  PROPERTY PLANT AND EQUIPMENT, NET

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                  2002          2001
                                                                ---------    ----------
                                                                (IN MILLIONS OF EUROS)
Land........................................................     E  859       E 2 199
Buildings...................................................      1 839         3 941
Machinery and equipment.....................................      3 316         9 138
Construction-in-progress....................................        394         1 030
Other.......................................................      1 261         2 823
                                                                 ------       -------
Property, plant and equipment...............................      7 669        19 131
Publicly-owned utility networks.............................         17         4 265
                                                                 ------       -------
Property, plant and equipment, net..........................     E7 686       E23 396
                                                                 ======       =======

                                                            PUBLICLY-                    PROPERTY,
                                               PROPERTY,      OWNED                      PLANT AND
                                               PLANT AND     UTILITY     ACCUMULATED     EQUIPMENT,
                                               EQUIPMENT    NETWORKS     DEPRECIATION       NET
                                               ---------    ---------    ------------    ----------
                                                              (IN MILLIONS OF EUROS)
Balance at December 31, 2001................    E32 031      E6 187        E(14 822)      E23 396
Additions/allocations.......................      3 221         383          (3 308)          296
Disposals/reversals.........................       (800)       (104)             85          (819)
Changes in scope of consolidation and
  other.....................................    (18 921)     (6 436)         10 611       (14 746)
Foreign currency translation adjustments....       (580)         --             139          (441)
                                                -------      ------        --------       -------
Balance at December 31, 2002................    E14 951      E   30        E (7 295)      E 7 686
                                                =======      ======        ========       =======

10.2.3  INVENTORIES AND WORK-IN-PROGRESS

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                 2002         2001
                                                               ---------    ---------
                                                               (IN MILLIONS OF EUROS)
Inventories.................................................    E1 822       E4 090
Valuation allowance.........................................      (512)        (927)
                                                                ------       ------
                                                                E1 310       E3 163
                                                                ======       ======

10.2.4  ACCOUNTS RECEIVABLE

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                  2002          2001
                                                                ---------    ----------
                                                                (IN MILLIONS OF EUROS)
Trade accounts receivable(1)................................     E9 601       E19 994
Allowance for doubtful accounts.............................     (1 492)       (2 274)
Total trade accounts receivable.............................      8 109        17 720
Other(1)(2).................................................      1 783         3 374
                                                                 ------       -------
                                                                 E9 892       E21 094
                                                                 ======       =======

---------------

(1) Due within one year.

(2) Of which as of December 2002, premium on VUE class A & B preferred interests (E734 million amortized for E22 million, see Note 3).

10.2.5  MARKETABLE SECURITIES

                                                                  DECEMBER 31,
                                                                ----------------
                                                                2002      2001
                                                                -----    -------
                                                                (IN MILLIONS OF
                                                                     EUROS)
Treasury shares(1)..........................................    E 38     E1 840
Listed marketable securities(2).............................      10      1 866
Unlisted marketable securities(3)...........................     168        403
Valuation allowance.........................................    (128)      (336)
                                                                ----     ------
                                                                E 88     E3 773
                                                                ====     ======

---------------

(1) 478 015 shares, with an associated provision of E12 million.

(2) The drop in value of listed marketable securities is mostly related to the sale of shares in BSkyB for E1.6 billion (See paragraph 7.1.1) and Vinci for E0.2 billion. These Vinci shares were placed on the market in June 2002 for a total of E344 million of euros, generating a pre-tax capital gain of 153 millions of euros.

(3) Unlisted marketable securities consist principally of shares in investment companies, with an associated provision of E116 million. It is comprised of the following investments:

    - Non-voting shares in an investment company which has enabled investment company Ymer to acquire a 2% interest in Elektrim Telekomunikacja. Please refer to Note 13. The carrying value of this investment is E38 million, net of provision of E66 million.

    - Non-voting shares in an investment company which, by virtue of a carrying agreement entered in with a third party financial institution, entitles Vivendi Universal to exercise 5% of Elektrim SA's voting rights. Please refer to Note 4.2. The carrying value of this investment is E7 million, net of provision of E50 million.

10.2.6  OTHER NON-CURRENT LIABILITIES AND ACCRUED EXPENSES

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Sports rights...............................................   E1 065       E1 440
Medium-term vendor credits..................................       --          847
Royalties payable, participations and commitments...........    1 386          911
Accrued compensation and other benefits.....................      184          402
Accrual for exit activities related to the acquisition of
  Seagram...................................................       56          300
Litigation and contingencies................................       57          528
Contingent price adjustment towards Rondor's previous
  shareholders(1)...........................................      223          134
Other(2)....................................................      923        1 126
                                                               ------       ------
                                                               E3 894       E5 688
                                                               ======       ======

---------------

(1) see Note 11.

(2) As of December 31, 2001, including Vivendi Environnement for E668 million.

10.2.7  ACCOUNTS PAYABLE

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN MILLIONS OF EUROS)
Trade accounts payable and other............................   E11 955      E19 178
Social costs payable........................................     1 318        7 236
                                                               -------      -------
                                                               E13 273(1)   E26 414
                                                               =======      =======

---------------

(1) Due within one year.

10.3  CASH FLOW STATEMENT DATA

10.3.1  SELECTED CONTRIBUTION DATA AS OF DECEMBER 31, 2002

                                                                                      VIVENDI
                                                                        MAROC        UNIVERSAL
                                                         CEGETEL(1)    TELECOM    ENTERTAINMENT(2)
                                                         ----------    -------    ----------------
                                                                  (IN MILLIONS OF EUROS)
Net cash provided by operating activities..............     2 120         770            351
Net cash provided by (or used for) investing
  activities...........................................      (497)       (225)           308
Net cash provided (or used for) by financing
  activities...........................................    (1 056)       (149)          (771)
Effect of foreign currency exchange rate changes.......        --         (18)           (19)
                                                          -------       -----          -----
Change in cash and cash equivalents....................   E   567       E 378          E(131)
                                                          =======       =====          =====
Dividends paid by these subsidiaries to Vivendi
  Universal SA.........................................   E    --       E  19          E  --
                                                          =======       =====          =====

---------------

(1) At the beginning of July 2002, Vivendi Universal reimbursed to Cegetel the loan which was granted in accordance with the optimization of Cegetel financing management. This decision was taken by Vivendi Universal and Cegetel mutual agreement, considering Vivendi Universal cash flow situation at the beginning of July 2002.

(2) has been consolidated since May 7, 2002.

10.3.2  CASH PAYMENTS

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               2002      2001      2000
                                                              ------    ------    ------
                                                                (IN MILLIONS OF EUROS)
Interest paid, net..........................................  E1 333    E1 402    E1 288
Income taxes paid...........................................  E1 252    E  684    E  229

10.4  OTHER DATA

10.4.1  NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               2002     2001     2000
                                                              ------    ----    -------
                                                               (IN MILLIONS OF EUROS)
Purchase of affiliates by issuance of common stock..........  E1 219    E207    E28 809
Issuance of common stock in settlement of note payable(1)...  E   --    E177    E 1 405

---------------

(1) At December 31, 2001 and 2000 only concerned Vivendi Environnement.

10.4.2  AVERAGE NUMBER OF EMPLOYEES (UNAUDITED)

                                                               DECEMBER 31,
                                                              ---------------
                                                              2002      2001
                                                              -----     -----
                                                              (IN THOUSANDS)
  Average number of employees(1)............................   335       321

---------------

(1) Of which 50 818 and 47 570 from companies consolidated by using the proportionate method at December 31, 2002 and 2001.

10.4.3  COMPENSATION FOR EXECUTIVE OFFICERS, SENIOR MANAGERS AND DIRECTORS

i)  Executive Directors

     Executive Directors' remuneration is determined by the Board of Directors after hearing the Human Resources Committee report.

ii)  Senior Managers

     Among Senior Managers heading up the Group's Business Units, the ten highest remunerations (including nine American managers) totalled E55.24 million in 2002.

iii)  Non-Executive Directors

     Each Non-Executive Director receives E50,000 in director's fees per year. This amount is increased by E11,000 for members of the Human Resources Committee and E22,000 for members of the Audit Committee. This amount is doubled for the Chairman of each Committee.

     Directors' fees are paid "prorata temporis" depending on the appointment or resignation date, at the end of each quarter.

     Directors' fees paid in 2002 by Vivendi Universal to non-executive directors amounted to E0.9 million (total payment of E1.1 million of which E0.2 million to Executive Directors).

NOTE 11 COMMITMENTS AND CONTINGENCIES

11.1  PROCEDURES

     Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent liabilities, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:

     - review of minutes of meetings of stockholders, directors, committees of the board, and management committees for matters such as contracts, litigation, and authorization of fixed asset acquisitions or disposals;

     - review with banks items such as guarantees, endorsements and discounted receivables;

     - review with internal and/or external legal counsel pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

     - review tax examiner's reports, notices of assessments and income tax analyses for additional prior year amounts;

     - review with risk management, insurance agents and brokers who provide coverage for unrecorded contingencies;

     -  review related party transactions for guarantees and other commitments;

     -  review all contracts and agreements.

11.2  CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS GIVEN

     Vivendi Universal and its subsidiaries have various contractual obligations and commercial commitments, which have been defined as items for which we are contractually obligated or committed to pay a specified amount at a specific point in time. Certain of these items are required to be recorded as liabilities in our consolidated financial statements, for example long-term debt. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our consolidated financial statements, but are required to be disclosed. The following table summarizes Vivendi Universal's significant contractual obligations and commercial commitments at December 31, 2002:

                                                                  PAYMENTS DUE IN
                                               -----------------------------------------------------
                                                  LESS          BETWEEN         BETWEEN       AFTER
                                      TOTAL    THAN A YEAR   1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                     -------   -----------   -------------   -------------   -------
                                                         (IN MILLIONS OF EUROS)
RECORDED AS LIABILITIES IN THE
  CONSOLIDATED BALANCE SHEET
Long-term debt(1)..................  E10 455     E    --        E2 878          E4 013       E3 564
Bank overdrafts and other
  short-term borrowings............    9 177       9 177            --              --           --
Sports rights(2)...................    1 065         469           331             265           --
Broadcasting rights(3).............      506         214           140             121           31
Creative talent and employment
  agreements(4)....................      250          55            50              60           85
Other(5)...........................      240         223            15               2           --
                                     -------     -------        ------          ------       ------
Total..............................  E21 693     E10 138        E3 414          E4 461       E3 680
                                     =======     =======        ======          ======       ======

                                                                  PAYMENTS DUE IN
                                               -----------------------------------------------------
                                                  LESS          BETWEEN         BETWEEN       AFTER
                                      TOTAL    THAN A YEAR   1 AND 2 YEARS   2 AND 5 YEARS   5 YEARS
                                     -------   -----------   -------------   -------------   -------
                                                         (IN MILLIONS OF EUROS)
OTHER CONTRACTUAL OBLIGATIONS AND
  COMMERCIAL COMMITMENTS
Operating leases(6)................  E 1 868     E   373        E  330          E  655       E  510
Sport rights(2)....................    1 440          --           265           1 175           --
Broadcasting rights(3).............    2 690         834           513           1 056          287
Creative talent and employment
  agreements(4)....................    1 473         823           296             289           65
Real estate defeasance(7)..........      846          --            --              --          846
Other..............................      701         213           121             280           87
                                     -------     -------        ------          ------       ------
Total..............................  E 9 018     E 2 243        E1 525          E3 455       E1 795
                                     =======     =======        ======          ======       ======

---------------

(1) Long-term debt, including capital lease obligations of E274 million, which French GAAP requires to be recognized as long-term debt when the lease contract includes a purchases option, known in France as 'credit bail' (see
    Note 7).

(2) Exclusivity contracts for broadcasting sporting events by Canal+ Group (E1,065 million recorded in other non-current liabilities and E1,440 million shown in other contractual obligations and commercial commitments in connection with the potential acquisition of football rights).

(3) Primarily exclusivity contracts for broadcasting future film productions, acquisitions of program catalogs and leasing of satellite capacity at VUE and Canal+ Group.

(4) Agreements in the normal course of business, which relate to creative talent and employment agreements principally at VUE and UMG.

(5) Principally comprised of Universal Music's liability related to Rondor Music International, E223 million settled in March 2003 (see the discussion below under Contingent Liabilities and Note 10.2.6).

(6) Lease obligations assumed in the normal course of business for rental of buildings and equipment.

(7) Lease obligations related to real estate defeasances. In April 1996, the disposal to Philip Morris Capital Corporation of three office buildings under construction was accompanied by a 30-year lease back agreement effective upon completion of the buildings. Two of the buildings were completed in April 1998 and the third in April 2000. The annual rental expenses approximate E34.4 million. In December 1996, three buildings in Berlin were sold and leased back under ten to thirty year leases at an annual rental expense of approximately E29.6 million. The difference between Vivendi Universal's rental obligation under the leases and the market rent received by Vivendi Universal is provided for when unfavorable.

11.3  CONTINGENCIES

     In addition to contractual obligations and commercial commitments given, Vivendi Universal and its subsidiaries have entered into various guarantees or other agreements pursuant to which they have contingent liabilities not recorded as liabilities on the balance sheet. Contingencies at December 31, 2002 are summarized as follows:

Cegetel Group

- In connection with the August 2001 sale of AOL Europe (AOLE) Category E preferred shares by Canal+ Group and Cegetel Group to LineInvest, Vivendi Universal entered into a total return swap agreement with the latter. LineInvest is a special purpose vehicle in which Vivendi Universal has no ownership interest created in connection with the transaction. Under the terms of the agreement, Cegetel Group and Canal+ Group retained the financial risk on the value of the AOLE preferred shares up to a share of 66% and 34%, respectively, through a mirror total return swap with Vivendi Universal. In December 2002, a portion of the total return swap between Vivendi Universal and LineInvest was transferred directly to Cegetel Group corresponding to its share (notional amount of $541.3 million). As a result, Vivendi Universal continues to guarantee the Canal+ Group commitment (notional amount of $270.7 million). Under the arrangements, Cegetel Group and Vivendi Universal are obligated to repay the notional amounts of the swaps to LineInvest on April 7, 2003 and October 30, 2003, respectively.

    On February 14, 2003, LineInvest received notification from AOL Time Warner (AOLTW) whereby AOLTW will acquire the AOLE preferred shares through the exercise of a call option on April 8, 2003 for an amount of $812 million, payable in either cash or shares of AOLTW common stock or a combination of both. AOLTW must make its election as to cash or shares by April 4, 2003. If AOLTW determines to pay in shares, the number of shares to be delivered will be based on the average closing price of the regular trading session for AOLTW common stock for the fifteen consecutive trading days ending on the second business day preceding April 8, 2003. If payment for the call option is made in cash, the LineInvest payment to Cegetel is due on April 30, 2003 and the payment to Vivendi Universal is due on October 30, 2003. If payment for the call option is made in shares, the date of payment to Cetegel and Vivendi Universal will be the April 30, July 30, October 30, or January 30 following receipt by LineInvest of any proceeds of the sale of the AOLTW shares. In the case of Vivendi Universal, however, the first such payment by LineInvest could not occur until October 30, 2003. In the case of both Vivendi Universal and Cetegel, the final date for payment by LineInvest is October 30, 2006.

    If LineInvest receives AOLTW shares in consideration for the sale of the AOLE preferred shares to AOLTW, such shares will not be freely tradeable in the United States prior to registration with the SEC and are subject to certain other restrictions affecting their resale. Since there can be no assurance as to the precise timing of the sale of the shares by LineInvest or the amount of proceeds it will receive, Vivendi Universal and Cegetel Group retain a contingent liability in respect of the difference between the ultimate sales proceeds of the AOLTW shares and the notional amount due under the total return swaps.

    The asset representing the preferred shares and the liability representing the corresponding debt in LineInvest's financial statements amounts to $812 million.

- The shareholders agreement between Cegetel Groupe and Societe Nationale des Chemins de Fer Francais (SNCF) related to their interest in Telecom Developpement includes exit conditions for both parties in certain specific circumstances at a price still to be determined.

- In connection with the 3G UMTS license granted to SFR by the French government in 2001, we are committed to make future license payments equal to 1% of 3G revenues earned when the service commences, currently expected to be in 2004.

- Cegetel has provided miscellaneous guarantees in connection with operating activities. The total guarantees approximate E40 million, of which the largest is a guarantee made in relation to a credit agreement between Societe Financiere de Distribution, a distribution company in which Cegetel has an equity investment, and Credit Mutuel for approximately E24 million, which expires in July 30, 2006.

Universal Music Group

- In connection with the purchase of Rondor Music International in 2000, there existed a contingent purchase price adjustment based on the market value of Vivendi Universal shares. The contingent price adjustment was triggered in April 2002 when the market value of Vivendi Universal's shares fell below $37.50 for 10 consecutive days and the former shareholders of Rondor requested early settlement. A liability for this adjustment was recorded in the consolidated balance sheet at December 31, 2002 for its estimated amount of E223 million (approximately $230 million). On March 3, 2003 settlement of this liability was made and the former shareholders of Rondor received 8.8 million shares of Vivendi Universal, representing 0.8% of capital stock and cash of US$100.3 million (E92.6 million). (See Note 15, below)

- The initial 5-year term of UMG's 50% joint venture in the Roc-a-fella record label was to end on February 28, 2002. Instead, the term was extended for 3 more years to February 28, 2005. UMG's joint venture partner has a put option in its interest that is exercisable on February 28, 2005, which was valued at E34 million at the time of the extension. At the time of the extension E19 million was paid as both an advance on the option and for a 3-year extension. Based on estimated performance, the potential liability if the put is exercised is between zero and E15 million.

- The original 3 year term of UMG's 50% joint venture in the Murder, Inc. Records label was extended as of February 10, 2002 for an additional 5 years until February 10, 2007. On the date 90 days after expiration or termination of the term, UMG is obligated to purchase its joint venture partner's 50% interest under a formula based on prior performance. It is not possible to predict the future performance of the joint venture, but based on recent performance being constant through the end of the term, the Group estimates the potential obligation at approximately $20 million.

- In connection with UMG's 50% equity investment in pressplay, a joint venture with Sony Music that offers online access to music tracks, UMG is obligated to cover its proportionate share of the amount of shortfall, if any, of operating fees. Under the terms of the joint venture agreement, each of Sony and UMG has agreed to contribute up to $50,000,000. To date, UMG's contributions have amounted to approximately $30,000,000.

Vivendi Universal Entertainment

- In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive, Inc. (USA), USA and Mr. Barry Diller received 5.44% and 1.50%, respectively, of the common interests in Vivendi Universal Entertainment LLLP (VUE), the group formed by combining such assets and those of the Universal Studios Group. Vivendi Universal agreed to certain put arrangements with respect to the common interests in VUE. Beginning on May 7, 2003, Mr. Barry Diller may put his common interests to Universal Studios, Inc. for the greater of their fair market value and $275 million. Beginning on May 7, 2010, USA may put its common interests to Universal Studios, Inc. for their fair market value. In each case, these amounts may, at Universal Studio Inc's election, be paid in cash or in Vivendi Universal shares.

    Under the VUE Partnership Agreement, VUE is subject to a number of covenants for the benefit of the holder of the Class A Preferred Interests in VUE (currently USA), including a cap on indebtedness and a restriction on asset transfers. Certain of the covenants, including those specified above, would cease to apply if an irrevocable letter of credit were issued in an amount equal to the accrued value of such interests at maturity (approximately $2 billion in 2022).

    In addition, Vivendi Universal has agreed to indemnify USA for any "tax detriment" (defined to mean the present value of the loss of USA's tax deferral on the transaction) arising from certain actions taken by VUE prior to May 7, 2017, including selling assets contributed by USA to VUE and repaying the $1.62 billion in debt used to finance the cash distribution made to USA at the closing.

- In connection with VUE's equity investment in Universal City Development Partners (UCDP), a joint venture that operates Universal Orlando's theme parks, Vivendi Universal has two guarantees, each up to $14 million, in favor of Fleet National Bank and Wachovia. Following Vivendi Universal's debt downgrading in June 30, 2002 and in accordance with the terms of the guarantees, cash collateral of $13.5 million was put in place for each guarantee, leaving a total residual guarantee of $1 million. The theme park venture is currently in the process of raising new financing through a $500 million bond offering. The new borrowing will be non-recourse as are the other loans already in place. The new funds will be used to pay various debt instruments, deferred management fees to VUE and improve the parks' liquidity position.

- In connection with VUE's equity investment in Universal City Florida Hotel Venture (UCF-HV), a joint venture that operates Universal Orlando's hotels, Vivendi Universal has a commitment to cover its proportionate share of the operating expense shortfall, if any, of the hotels. The total is capped at $30 million per year, and Vivendi Universal's proportionate share is 25% or $7.5 million. To date, no expense shortfall has occurred and the guarantee has not been called.

- In connection with its equity investment in UCI/CIC (United Cinema International/Cinema International Corporation), a joint venture that operates international movie theatres, VUE has guaranteed lease payments for approximately $154 million (VUE's 50% share). To date, none of these guarantees have ever been called as the joint venture has been able to meet its obligations.

- In connection with its 20% equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30 million. As of December 31, 2002, VUE has contributed $10.5 million and expects to contribute the remaining $19.5 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations.

- VUE has received an unfavorable legal judgment related to ITC Entertainment's "Streetscenes" film property, which it acquired as part of Seagram's acquisition of PolyGram. A surety bond of $27.8 million was issued in October 2001 in connection with this matter and counter-guaranteed by Vivendi Universal. The Court of Appeal reduced compensatory damages to $1.2 million, which VUE has paid. However, punitive damages have not yet been determined as VUE is awaiting new trial court proceedings.

- In 1987, Universal City, Florida entered into an agreement with a creative consultant to supply consulting services for a fee based on its gross revenues. The consultant is also entitled to a fee based on the gross revenues of all gated motion picture and/or television themed attractions owned or operated, in whole or in part, by (or pursuant to a licence from) Universal City, Florida or MCA Inc. (now Universal Studios, Inc.), any of their partners or any of their affiliates ("comparable projects"), other than at Universal City, California. At present, the only theme park which may be a comparable project is VUE's partially owned park in Osaka, Japan. It is possible that comparable projects will be created in the future that would fall under the consulting agreement.

     For 2000, 2001 and 2002, the fees paid by Universal City, Florida for its parks were $14.8 million, $16.6 million and $14.7 million, respectively. Fees with respect to the park in Japan were $13.2 million for 2001 and $10.5 million for 2002. The consultant may also be entitled to participate in certain sales of equity by Universal City, Florida's partners and to participate in certain real estate development activities of Universal City, Florida's partners or their affiliates.

     Although the agreement has no expiration date, starting in June 2010, the consultant has the right under certain circumstances to terminate the periodic payments under the agreement and receive instead one payment equal to the fair market value of the consultant's interest in our parks and all comparable projects that have been open at that time for at least one year. If the parties cannot agree on the fair market value of that interest, it will be determined by a binding appraisal procedure. Universal City, Florida represented under the agreement that the consultant's interest in each of its parks and in any comparable projects will have priority over the interests of all financiers, lenders and others who may have an interest in that park or project. Universal City, Florida's obligations under the agreement are guaranteed by Universal Studios, Inc. and Universal Studios, Inc.'s obligations under that guarantee have in turn been assumed by VUE.

- In 1995, affiliates of VUE granted an executive officer an option (as amended in 2000) to acquire 0.2% of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a 10-year period commencing in 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by Vivendi Universal on December 8, 2000, VUE recorded deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. This deferred compensation is being amortized over the remaining vesting period of the option.

Canal+ Group

- In connection with the acquisition by Sportfive (Sport+ S.A. in 2001) of its three year right to broadcast English Premier League football matches, Vivendi Universal has agreed to provide a guarantee related to the payment of licence fees, which is limited to L200 million and expires July 31, 2004, and of which 50% is counter-guaranteed by the RTL Group.

Maroc Telecom

- In connection with the acquisition of its 35% interest in Maroc Telecom, Vivendi Universal granted a put option to the Kingdom of Morocco related to a further interest in Maroc Telecom equal to 16% of the capital of the company, except that if, prior to September 2003, the Kingdom sells shares to a third party investor, the option is cancelled to the extent of the number of shares so sold. At the end of an appraisal proceeding to determine the exercise price starting from September 1, 2003, the Kingdom of Morocco will be entitled to exercise its put option during a two month period (i.e. in October and November 2003), if no delay in the appraisal process has occurred. If the put option is not exercised during this first period, the option will be extended and the Kingdom of Morocco can decide to start the proceeding again at any time during an 18 month period following the end of the first put option period. The exercise price will be the then fair market value of the shares independently determined by the appraisal procedure, except if the fair market value of the shares were between 85% and 115% of a reference price derived from the purchase price of Vivendi Universal's initial stake, the reference price would be used to determine the exercise price. In addition, Vivendi Universal has agreed to pledge its stake in Maroc Telecom to guarantee the payment of the above put option, if exercised. (see Note 11.5, below).

Vivendi Telecom International

- In connection with the acquisition of its 55% interest in Monaco Telecom, Vivendi Universal granted a put option to the Principality of Monaco, which owns the remaining 45% of Monaco Telecom. The option grants the Societe Nationale de Financement in Monaco the right to sell to Compagnie Monegasque de Communication, a subsidiary of Vivendi Universal, at any time until December 31, 2009, its 45% interest in Monaco Telecom under the following terms. Prior to May 26, 2004, Societe Nationale de Financement can put (i) up to 29% of its interest in Monaco Telecom for approximately E51 million (or the proportionate value of E51 million if less than 29% is sold) and
    (ii) its residual 16% interest at fair value. Between May 26, 2004 and December 31, 2009, Societe Nationale de Financement can put its entire 45% interest at fair value. The option may be exercised in incre-ments but each exercise must be for not less than 10% of the shares. The fair value of Monaco Telecom will be independently determined by an appraisal procedure.

- Monaco Telecom International (MTI), subsidiary of Monaco Telecom has granted guarantees to the Afghan state related to the Telecom Development Company of Afghanistan's (TDCA) performance of its obligations and to the Agha Khan Fund for Economic Development, capped at $2.4 million. In addition, MTI has committed to fund the Afghan Telecom BV Company, the parent of TDCA, up to $10.5 million.

- In connection with its approximate 26% equity stake in the Xfera joint venture, the recipient of a third generation UMTS mobile telecommunications license in Spain, Vivendi Universal entered into a E920 million surety contract related to performance guarantees granted to the Spanish government (notably capital expenditures related to the roll-out of the network and the coverage of the territory), which Vivendi Universal expects to be reduced to approximately E146 million following publication of the ruling of the Spanish constitutional court in March 2003. These guarantees could be called upon up to the amount of corresponding Xfera commitments only upon commencement of the UMTS project. Given the very low likelihood of the roll-out of the network, negotiations have commenced between the parties to terminate these guarantees.

     The arrangements, with several vendors, were entered into to potentially finance amounts payable for network equipment up to a total amount of E1.0 billion. At the same time, a pledge of Xfera shares was provided to equipment vendors in connection with their financing contracts.

     Separately, Vivendi Universal has granted a counter guarantee in an amount of E48 million to a group of banks which have guaranteed the Spanish government in respect of the UMTS frequency spectrum.

     The Xfera Shareholders' Agreement dated January 12, 2002, contains a provision which gives the founding shareholders (including VTI) the possibility to acquire the shares held by Vodafone in Xfera in certain defined circumstances. Vodafone claims that such provision amounts to a call option (for an amount of E7.2 million which would be increased up to E13.6 million taking into account Xfera equity capital increases, determined through an appraisal procedure, representing 3.3% of Xfera's capital). If Vodafone's claims were accepted following the ongoing arbitration proceeding, Vivendi Universal would have to take on an additional commitment equal to approximately E90 million.

Corporate and Other

- In connection with the Seagram merger, Vivendi Universal entered into a Shareholders' Governance Agreement with members of the Bronfman family, pursuant to which Vivendi Universal agreed, among other things, not to dispose of Seagram shares in a taxable transaction and not to dispose of substantially all of the assets acquired by Vivendi Universal from Seagram in a transaction that would trigger the Gain Recognition Agreement (GRA) entered into by the Bronfmans and result in recognition of taxable gain to them. Under the applicable US income tax regulations, to comply with the foregoing, Vivendi Universal must retain at least 30% of the gross assets or at least 10% of the net assets (values are determined as of December 8, 2000) until the end of the five year period ending on December 31, 2005. At the present time, Vivendi Universal is in compliance with this provision.

- On December 20, 2002, Vivendi Universal and Vivendi Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Vivendi Environnement's capital stock. Pursuant to this agreement, some of the guarantee and counter-guarantee agreements originally established between the two companies in June 2000 were modified as follows:

     -- Certain recurring expenses involving network renewal costs in the water and energy businesses were originally to be reimbursed by Vivendi Universal up to an initial limit of E15.2 million a year indexed over a period of 12 years. This limit has now been raised to E30.4 million indexed starting in the year 2000. The additional amount potentially due above the E15.2 million initial limit will, however, be payable only from January 2005 and bear interest at the legal rate. If the aggregate amount of replacement costs borne by Vivendi Environnement were to exceed the initial limit of E228.6 million, this excess would be covered by Vivendi Universal up to a maximum amount of E76.2 million.

     -- Vivendi Environnement's right to claim reimbursement of exceptional expenses, provided by the June 2000 agreement, has been removed.

     -- Certain matters relating to the implementation process of the counter guarantee agreement dated June 20, 2000 pursuant to which Vivendi Environnement will indemnify Vivendi Universal for any costs, losses or expenses in connection with the subsidiary guarantees have been detailed.

     -- It has been agreed that the current Vivendi Universal interest in the company Aguas Argentinas will be retained by Vivendi Universal. Guarantees related to this company, which made up an amount of approximately $50 million have been retained by Vivendi Universal above a first tranche of $5 million assumed by Vivendi Environnement.

     -- Vivendi Universal has retained stakes in certain operating companies in the water sector (notably Genova Acque E25 million; Societe des Eaux et de l'Electricite du Nord E6.5 million; and VNAC preferred shares $10.2 million) for reasons relating to the transferability of the concession; these will be sold as soon as practicable and at the latest on December 31, 2004.

     Separately, at December 31, 2002, Vivendi Universal continued to guarantee commitments made by Vivendi Environnement subsidiaries for a total amount of approximately E250 million, including: E122 million related to a perpetual loan issued by OTV, E58 million related to performance guarantees given to local authorities (Council of the shire of Noosa, Adelaide, Sydney) and E41 million of guarantees granted to financial institutions lending funds to US operating subsidiaries of Vivendi Water. In addition, comfort letters were outstanding in favor of Vivendi Environnement subsidiaries for a total amount of approximately E20 million. All these commitments are being progressively transferred to Vivendi Environnement and have been counter-guaranteed by the latter.

- In connection with Vivendi Universal's December 2002 disposal of 82.5 million shares of Vivendi Environnement shares to a group of investors, a call option was granted on the remaining 20.4% of Vivendi Environnement (82.5 million shares) at a strike price equal to E26.5. This option can be exercised at any time until December 23, 2004. If it were to be exercised, it would provide Vivendi Universal with E2.2 billion of net cash proceeds. The remaining 82.5 million shares have been deposited in an escrow account (compte-sequestre) and have been pledged in favour of new investors as well as banks participating in the new E1 billion Dual Currency Revolving Facility, the E300 million CDC IXIS Credit Facility and the existing facilities. Under an arrangement entered into in connection with the December 2002 disposal, Vivendi Universal has committed to pay an indemnity equal to E3 per call option to new investors in the event that the guarantees related to the new E1 billion Dual Currency Revolving Credit Facility are called or a default of payment occurs under specified significant credit facilities or bond issues.

- In connection with the sale of puts on its shares, Vivendi Universal had a remaining commitment, as at December 31, 2002, to buy 3.1 million shares at an exercise price of E50.50 during the first quarter of 2003. These puts were exercised in January and February 2003.

- A group of shareholders, which holds 19.7% of the shares of UGC, has a put option to sell these shares to Vivendi Universal. This option may be exercised at any time until December 31, 2007. The value of UGC these shares covered by the put (currently estimated at E70 million) would be determined on the basis of a contractual formula by an appraiser mutually designated by the two parties.

- At December 31, 2002, three different bonds issued by Vivendi Universal are outstanding which are exchangeable into shares of Vivendi Environnement, Vinci and BSkyB, respectively. The terms of these bonds include early redemption features which allow the holders to require redemption of the outstanding bonds by Vivendi Universal prior to their due dates at a premium over the principal amount. Premiums potentially due to bondholders amounted to E287.3 million, of which E17.8 million would be cross-charged to Vivendi Environnement under the terms of a contract associated with the issuance of the bonds. Given the reduced probability of exchange by the holders of bonds exchangeable into Vivendi Environnement and Vinci shares, the Group decided to provision the premiums due in case of early redemption of these two bonds in March 2003 and March 2004, respectively. At December 31, 2002, accumulated provisions and allowances amounted to E137.9 million and also include a provision for the premium which is payable in July 2003 to holders of bonds exchangeable for BSkyB shares. In March 2003, a premium amounting to E63.1 million was paid to Vivendi Environnement bondholders who exercised their right of early redemption. If holders of Vinci Exchangeable bonds do not exercise their right of early redemption, there remains a premium payable at maturity in March 2006 amounting to E27.6 million.

- Vivendi Universal has counter-guaranteed US financial institutions which have issued surety bonds in favour of Vivendi Universal operating companies for an amount of $47.5 million.

- The two interest rate and indices swap agreement contracts entered into by Vivendi Universal with GenRE in 1997 were terminated in December 2002. While Vivendi Universal has retained certain indemnification obligations to GenRe regarding the structure of these transactions, the company believes that the likelihood that these obligations could materialize is remote.

- Various other miscellaneous guarantees which individually range from E43,000 to E48 million and together total approximately E274 million. In addition, subsidiaries grant guarantees, including in relation to vendor financing, in the ordinary course of business, and Vivendi Universal grants guarantees to financial institutions for its subsidiaries in their pursuit of their operational activity. In the case of vendor guarantees issued in 2002 and prior, to the best of our knowledge we have received no material claims to date.

Assets sold

- On December 21, 2001, Vivendi Universal completed the sale of its spirits and wine business to Diageo plc and Pernod Ricard S.A. Under the Stock and Asset Purchase Agreement relating to that sale, Vivendi Universal made certain indemnifications to the purchasers including, among others, an indemnity for breaches of representations and warranties to a maximum of US $1 billion; however, any individual claim for breach of representation and warranty must exceed $10 million to qualify for indemnification and the purchasers would only receive indemnification for any such qualified claims which exceed $81.5 million in the aggregate. Vivendi Universal's obligation to indemnify the purchasers with respect to substantially all of these representations and warranties expire on June 21, 2003 as to any claim not made prior to such date. To date we have not received any claims and have no knowledge of any pending claims.

- The sale agreement relating to the sale of Vivendi Universal Publishing's business-to-business and health divisions to Cinven carries a price adjustment clause reliant on the accounts of June 30, 2002 and a guarantee clause, valid until December 31, 2004, related to liabilities up to E500 million per division.

- In connection with the sale of VUP's European publishing activities to Investima 10, except with respect to claims for indemnification with respect to tax matters, the purchaser shall only be indemnified for claims which exceed in the aggregate E15 million and then only to the extent of such excess. In no event shall the aggregate indemnification to be paid by seller exceed 20% of the adjusted Share Purchase Price (i.e. E240 million), other than with respect to tax matters and losses based upon a breach of representations or warranties with respect to capitalization, authorization, consents and approvals, non-contravention and transfers of real estate since December 31, 2001. Additionally VUP and VU specifically indemnify the purchaser for losses based upon (a) a breach of representations or warranties with respect to the Ivry Distribution Centre, (b) claims under guaran-tees including in respect to shares, equity interests, or real estate previously sold, (c) property disposals mentioned in the contract, (d) dormant or in liquidation subsidiaries not related to the sold activities when they were active, (e) deferred purchase price obligations, (f) liabilities not related to the purchased business, (g) clauses of "retour a meilleure fortune", (h) VUP transferred employee profit sharing scheme, (i) the purchased assets to VUP (other than company stock)", (j) assistance by employees in preparation of the consolidated financial statements of Vivendi Universal for 2002 and the first quarter of 2003, and (k) certain losses of Larousse-Bordas. With respect to clauses (b) and (f) only, the purchaser shall only be indemnified for claims which exceed in the aggregate E500,000 and then only to the extent of such excess.

- Vivendi Universal has jointly granted with Vivendi Communications North America (VCNA) a guarantee to Versailles Corporation, the vehicle which acquired Houghton Mifflin. In the event of a breach of representations and warranties, except in respect of tax matters or title to shares, no indemnification shall be made unless and until the aggregate amount of losses sustained by the purchaser exceeds $20 million in which event the seller will be required to pay only the amount of losses in excess of $20 million. In no event shall the aggregate indemnification exceed 10% of the Purchase price (i.e. $166 million), except with respect to due organization or title to shares. In the event of a claim for breach of representations and warranties other than in respect of title to shares, the amount of losses from such claim covered by the indemnification will have to be (or reasonably be expected to be) at least $1 million.

- As part of the sale of the 50% stake held by Vivendi Net UK Ltd in Vizzavi Limited and Vizzavi Europe Holding BV to Vodafone, in August 2002, Vivendi Universal has granted certain standard guarantees to Vodafone up to its 50% share.

- In connection with the sale of Sithe 49.9% to Exelon in December 2000, Vivendi Universal has granted guarantees on its own representations and those of Sithe. The claims other than those made in relation to foreign subsidiaries are capped at E480 million. In addition, they can be made if they exceed $15 million, except if they are related to foreign subsidiaries and the disposal of some electrical stations to Reliant in February 2000. Some of these guarantees will expire December 18, 2005. The sale of the remaining stake, excluding Asian subsidiaries occurred in December 2002, to Apollo has been covered by a guarantee valid until December 18, 2004.

- As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for $40 million and one for $110 million for the benefit of several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees have completed the one issued by Sig 35, Vivendi Universal's subsidiary, to SAS Nexim 1-6 in connection with guarantee contracts dated June 28, 2002. It is effective during 5 years, from June 28, 2002, except litigations (valid until the end of proceedings), tax, custom, and social liabilities subject to a statute of limitation plus 3 months and the decennial guarantee applicable to real property works.

- In connection with the sale of hotels to the consortium ABC in 1999, Vivendi Universal delivered a commercialization guarantee effective until December 2004, capped at 80% of the value of each hotel, and guarantees related to social and tax liabilities subject to a statute of limitation.

- In connection with the sale of the La Defense to Unibail in 1999, Vivendi Universal granted certain guarantees related to the ownership of real estate assets, administrative authorizations, pre-emption rights and the validity of the share capital of companies are still effective as well as tax and social ones.

     The following chart summarizes information related to the specific contingent liabilities discussed above:

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
Disposal of AOL Europe preferred         $812 million market risk on AOL share      2003
  shares                                 put
Telecom Developpement buy/sell           Price to be determined                      --
  agreement with SNCF
3G UMTS license                          1% revenue earned when service             2021
                                         commences (expected to be in 2004)
Miscellaneous guarantees granted by      E40 million                              2003/2012
  Cegetel
Rondor contingent purchase price         E223 million                              Settled
Put option on Roc-a-fella record label   0 to E15 million                           2005
  joint venture
Put option on Murder Inc. records        0 to $20 million                           2007
Guarantee for operating shortfall of     0 to $20 million                            --
  Pressplay joint venture
Put option on VUE
-- 1.5% of common interest in VUE to     Greater of fair market value and $275       --
  Barry Diller from May 7, 2003          million
-- 5.4% of common interest in VUE to     At fair value                               --
  USA Interactive from May 2010
Two guarantees in connection with        Residual guarantee of $1 million            --
  VUE's equity investment in UCDP
Guarantee for operating shortfall of     $7.5 million                                --
  Universal City Florida Hotel Venture
Guarantee of lease payments in           0 to $154 million                           --
  connection with UCI/CIC equity
  investment
Capital contributions in connection      $19.5 million                               --
  with equity investment in MovieLink
Surety bond related to ITC               $27.8 million                               --
  Entertainment's "Streetscenes" film
  property
Agreement with creative consultant
-- consulting services                   Fee based on gross revenues                 --
-- additional fee                        Based on gross revenues of themed           --
                                         attractions at certain parks
-- right of termination                  Fair market value, starting in 2010         --
Executive officer option to acquire      Approximately $24.9 million                2005
  0.2% of VUE shares, vests over a 10
  year period starting in 1995
Guarantee provided to English Premier    L200 million, 50% of which is              2004
  League football                        counterguaranteed by the RTL Group
Put option equal to 16% of Maroc         At fair market value                       2005
  Telecom
Grant of a put option of 45% of Monaco
  Telecom

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
-- until May 25, 2004                    0 to 29% for a proportionate of 0 to       2004
                                         51 million euros and the residual 16%
                                         interest at fair value
-- between May 26, 2004 and December     45% interest at fair value or in           2009
  31, 2009                               increments but each exercise must be
                                         not for less than 10%.
-- Guarantees to Afghan state re:        Capped at $2.4 million                      --
  performance of obligations of
  Telecom Development Company of
  Afghanistan and to the Agha Khan
  Fund for Economic Development
-- Commitment to fund Afghan Telecom     Up to $10.5 million                         --
  BV Company
Bank guarantee Xfera                     Approximately E146 million                  --
Bank guarantee provided to Spanish       E48 million                                 --
  authorities related to the UMTS
  license frequent spectrum fee re:
  Xfera
"Call option" of the Xfera stake held    Subject to arbitration proceedings          --
  by Vodafone
Shareholders' governance agreement                                                  2005
  with members of the Bronfman family
Disposal of Interest in Vivendi
  Environnement
-- Reimbursement of replacement costs    E30.4 million indexed starting in the       --
                                         year 2000 payable from January 2005
                                         subject to legal interest rate
                                         If total amount paid by VE exceeds          --
                                         E228.6 million excess would be covered
                                         by VU up to an amount of E76.2
                                         million.
-- Guarantees re: Aguas Argentinas       Approximately $50 million with first        --
                                         $5 million assumed by VE
-- Other guarantees re: commitments      Approximately E250 million                  --
  made by VE subsidiaries
-- Comfort letters issued in favor of    Approximately E20 million                   --
  VE subsidiaries
Indemnity to VE share call option        E3 per call option (approximately E250     2004
  holders                                million)
Sale of put options on own shares in     3.1 million shares at an exercise         Settled
  2003                                   price of E50.50
Put option on 19.7% of capital stake     Currently estimated at E70 million         2007
  in UGC
Debt premiums potentially due to         E27.6 million                              2006
  holders of bonds exchangeable into
  VE and Vinci shares
Counter-guarantee on surety bonds        $47.5 million                               --
Pledges and guarantees related to real   E274 million                             2002/2020
  estate operations
Sale of Seagram's spirits and wine       0 to $1 billion                            2003
  assets

     TRANSACTIONS AND GUARANTEES                         AMOUNT                    EXPIRY
     ---------------------------                         ------                    ------
Sale of VUP's B2B and Health divisions   Price adjustment clause and guarantee      2004
                                         clause related to liabilities up to
                                         E500 million per division
Sale of VUP's European publishing        Guarantees capped at E240 million           --
  activities
Sale of Houghton Mifflin                 Losses in excess of $20 million not to      --
                                         exceed $166 million
Sale of 50% stake in Vizzavi             Certain standard guarantees up to its       --
                                         50% share
Sale of Sithe                            Guarantees capped at E480 million        2004/2005
Guarantees on sale of land and           Guarantees capped at E150 million          2017
  buildings businesses
Sale of hotels to the consortium ABC     Commercialization guarantee kept at        2004
                                         80% of the value of each hotel

11.4  CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS RECEIVED

     In 2001, commitments received were E1,618 million, principally comprised of Vivendi Environnement. Due to the deconsolidation of Vivendi Environnement which is now accounted for using the equity method, commitments received were E204 million in 2002.

11.5  COLLATERAL AND PLEDGES

     The principal pledges and collateral issued by the Group on its assets are as follows:

     -- collateral issued by Vivendi Universal Entertainment in favor of banking institutions having provided the bridging loan of $1.6 billion, maturing at June 30, 2003, or under certain conditions at December 30, 2003;

     -- first rank collateral issued to borrowers in connection with the E1 billion loan, maturing at December 31, 2004. The same collateral was issued to CDC-IXIS for the E300 million line of credit, maturing at March 31, 2004;

     -- first rank pledge for 20% of the residual equity interest held by Vivendi Universal in Vivendi Environnement, in favor of the holders of share options allocated on December 20, 2002, and exercisable up to December 23, 2004 (see 3.2.3 above);

     -- second rank collateral after that issued in connection with the E1 billion loan and the E300 million loan, and that issued to holders of call options on Vivendi Environnement shares, allocated in connection with the syndicated lines of credit of E3 billion and E850 million set up, respectively, in March 2002 and March 1999 to Societe Generale in connection with two loans of E490 million in the aggregate, and Bayerische Landesbank and LineInvest Limited, in connection with financing of the purchase of AOL Europe preferred shares or to an amount equal to one-third of the total amount of the transaction (i.e. about E270 million) (see 11.2 above);

     -- pledge on assets of Hungarian telephone companies in favor of the syndicate of banks participating in the financing (approximately E300 million).

     -- collateral on the assets of Universal Music in the United Kingdom, issued to lenders in connection with financing up to an amount of L 136 million set up on December 31, 2002 for a period of five years;

     -- payment of deposits to an amount of E27 million in favor of Fleet
        National Bank and Wachovia in connection with its financing of Universal City Development Partners (UCDP) (see 11.2 above);

     -- pledge on Xfera shares in favor of equipment suppliers in connection with their financing contract (see 11.2 above);

     -- other collateral issued, to an amount of approximately E70 million.

     Furthermore, Vivendi Universals plans to pledge shares it holds in Maroc Telecom to the Kingdom of Morocco to secure its obligations under the put option issued by the Kingdom in respect of a 16% of the share capital of Maroc Telecom (see 11.2 above).

11.6  LITIGATION

     Vivendi Universal is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, as determined by the courts of the applicable jurisdiction, based on the facts known to us and after consultation with counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations.

Investigations by the French C.O.B., the S.E.C. and the U.S. Attorney

     The French Commission des Operations de Bourse ("C.O.B.") has commenced an investigation into certain of Vivendi Universal's financial statements. The investigation began in July 2002, and is being led by the C.O.B.'s Inspection Services division. Vivendi Universal has provided the Inspection Services division with documents it has requested, and has made certain employees available for interviews. Vivendi Universal is cooperating fully with the Inspection Services division in its investigation, which is continuing.

     The U.S. Securities and Exchange Commission ("S.E.C.") and the Office of the US Attorney for the Southern District of New York have also commenced separate investigations into the accuracy of Vivendi Universal's financial statements and various public statements relating thereto from approximately October 2000 to July 2002. Vivendi Universal is actively cooperating with both investigations. It has produced documents for both the S.E.C. and the Office of the US Attorney, and has made certain directors and employees available for depositions and interviews. Those investigations are both continuing. Those investigations could also result in the filing of civil claims or criminal charges in the United States against Vivendi Universal.

     Vivendi Universal, together with Messrs. Messier and Hannezo (its former CEO and CFO, respectively) are defendants in a consolidated securities class action filed in the United States District Court for the Southern District of New York, In re Vivendi Universal, S.A. Securities Litigation (Master File No. 02 CV 5571 (HB)). The consolidated class action complaint, filed January 7, 2003, alleges violations of the Securities Act of 1933 (concerning allegedly false and materially misleading statements or omissions in the registration and proxy statements issued in October 2000) and of the Securities Exchange Act of 1934 (concerning allegedly false and materially misleading statements or omissions in certain public statements, including financial statements, between October 30, 2000, and August 14, 2002). Vivendi Universal, as well as Messrs. Messier and Hannezo, have each filed separate motions to dismiss the consolidated class action complaint on the grounds that it is not legally sufficient. A decision on those motions by the Court is not expected before late June 2003.

     It is not possible at this early stage of the litigation and investigation to predict the outcome and duration with any certainty or to quantify any potential damages; the impact of this litigation and investigation on Vivendi Universal could be material if Vivendi Universal were not to prevail in a final, non-appealable determination of such litigation and investigation. In the opinion of Vivendi Universal, the plaintiffs' claims lack merit, and Vivendi Universal intends to defend against such claims vigorously.

Partnership Agreement Between Vivendi Universal and USA Interactive

     In connection with Vivendi Universal's acquisition of the entertainment assets of USA Interactive, (USAi) there is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership Agreement.

     USAi has advised Vivendi Universal that it believes VUE is obligated, pursuant to the Partnership Agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of VUE allocated to USAi's preferred interests for such taxable year. Although USAi has stated that the actual amounts of cash distributions that it believes are payable with respect to taxable income allocated to the preferred interests would depend on several factors, it has estimated that those cash distributions could have a present value to USAi of up to approximately $620 million.

     Vivendi Universal believes that USAi's position is without merit and has so advised USAi. Additionally, VUE has informed USAi that it does not intend to make such distributions for the taxable year ended December 31, 2002. To date the disagreement remains unresolved.

Arbitration Proceedings between Elektrim S.A. and Deutsche Telekom

     Vivendi Universal and Elektrim S.A. ("Elektrim") created a holding company, Elektrim Telekomunikacja Sp. zo.o ("Elektrim Telekomunikacja"), owned 30% by VU and 70% by Elektrim. Elektrim agreed to contribute to Elektrim Telekomunikacja its 34.1% direct interest in Polska Telefonia Cyfrowa Sp. zo.o ("PTC") plus an additional 13.9% interest to be acquired from PTC's minority shareholders. Before such contributions were made, Vivendi Universal and Elektrim signed a Second Agreement in December 1999 pursuant to which Vivendi Universal increased its ownership in Elektrim Telekomunikacja to 49% and Elektrim contributed its 48% direct interest in PTC, as well as its 100% shareholding in the Bresnan Company, to Elektrim Telekomunikacja.

     In October 1999, Dete Mobil Deutsche Telekom Mobil Net GmbH ("DT") commenced arbitration proceedings in Vienna ("the first arbitration") alleging that the acquisition by Elektrim on August 26, 1999, of PTC shares from four minority shareholders in PTC violated certain pre-emption rights held by DT in respect of 3.126% of the PTC shares acquired by Elektrim.

     DT has sought a declaration that the acquisition of PTC shares by Elektrim on August 26, 1999 breached DT's pre-emptive rights set forth in the PTC shareholders' agreement and was therefore ineffective, an order requiring 3.126% of the PTC shares acquired by Elektrim to be transferred to DT at fair market value and an order for certain damages. The first arbitration took place in November 2001 with subsequent hearings in March and May 2002. Although the first arbitration proceedings have been completed, the arbitrators have not yet announced their decision.

     In December 2000, DT commenced a second arbitration proceeding against Elektrim and Elektrim Telekomunikacja. DT alleged that the transfer by Elektrim of its 48% interest in PTC's share capital to Elektrim Telekomunikacja in December 1999 breached the PTC shareholders' agreement and the governing documents of PTC. In this arbitration proceeding, DT sought either a declaration that the transfer of the PTC shares by Elektrim to Elektrim Telekomunikacja in December 1999 was ineffective and that the shares remained owned by Elektrim or an order requiring the transfer of all of the PTC shares currently held by Elektrim Telekomunikacja to Elektrim. A declaration that Elektrim had violated the PTC shareholders agreement would allow DT to exercise a call option under the PTC shareholders' agreement to purchase at net book value the PTC shares contributed by Elektrim to Elektrim Telekomunikacja. A hearing relating to this arbitration took place in February 2003 and a further hearing is planned for September or October 2003. No indication has been given as to when the arbitration decision in either arbitration will be given.

     Pursuant to the Third Amended and Restated Investment Agreement dated September 3, 2001, between Vivendi Universal and Elektrim, Vivendi Universal may be liable for the first $100 million of damages and liable for 50% of any damages in excess of $100 million awarded to DT against Elektrim.

Transfer of Broadcasting Rights for Premier League Football Matches to Canal Plus and Kiosque

     On December 14, 2002, the board of the French Professional Football League agreed to grant the broadcasting rights for premier league football matches for the 2004-2007 season, to Canal Plus and Kiosque. By order dated January 23, 2003, the French Competition Board stayed the growth of such rights until such time as the Board is able to issue a decision on the merits of the growth. On February 6, 2003, Canal Plus and Kiosque sought to have the Court of Appeal in Paris cancel or amend the Board's order. On February 16, 2003, the Court of Appeal proposed that the parties enter into a legal mediation procedure and the parties agreed to do so. The Court of Appeal appointed two mediators on February 25, 2003. In the event that the parties fail to reach an agreement before April 2003, the matter will be decided by the Court of Appeal.

11.7  ENVIRONMENTAL MATTERS

     Vivendi Universal's operations are subject to evolving and increasingly stringent environmental regulations. Vivendi Universal's operations are covered by insurance policies. At December 31, 2002, there were no significant environmental losses.

NOTE 12  SEGMENT INFORMATION

12.1  GEOGRAPHIC DATA

     The following table presents by geographic area revenues for 2002, 2001 and 2000 and long-lived assets for 2002 and 2001.

                                                           YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------
                                                    2002
                                               ILLUSTRATION VE
                                                EQUITY METHOD      2002
                                                 (UNAUDITED)      ACTUAL      2001      2000(1)
                                               ---------------    -------    -------    -------
                                                            (IN MILLIONS OF EUROS)
REVENUES
France.....................................        E11 707        E26 391    E24 285    E20 933
United Kingdom.............................          1 404          3 765      4 170      2 992
Rest of Europe.............................          3 882         11 327     10 456      7 421
United States of America...................          7 586         10 810     12 654      7 009
Rest of World..............................          3 533          5 857      5 795      3 225
                                                   -------        -------    -------    -------
                                                   E28 112        E58 150    E57 360    E41 580
                                                   =======        =======    =======    =======

                                                                    DECEMBER 31,
                                                               ----------------------
                                                                 2002         2001
                                                               ---------    ---------
                                                               (IN MILLIONS OF EUROS)
LONG-LIVED ASSETS
France......................................................    E15 356      E26 402
United Kingdom..............................................        960        2 781
Rest of Europe..............................................      3 127       10 770
United States of America....................................     17 477       53 522
Rest of World...............................................     11 575        5 599
                                                                -------      -------
                                                                E48 495      E99 074
                                                                =======      =======

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

12.2  BUSINESS SEGMENT DATA

     Each reportable segment is a business unit that offers different products and services that are marketed through different channels. Segments are managed separately because of their unique customers, technology, and marketing and distribution requirements. As at December 31, 2002, main segments are the following: Cegetel Group, Music, Vivendi Universal Entertainment, Canal+ Group, Maroc Telecom and Vivendi Universal Games. (See each segment's scope of consolidation in Note 13). Management evaluates the performance of its segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

INCOME STATEMENT

                                                                                         VIVENDI     HOLDING    PUBLISHING
                                  CEGETEL                      CANAL+        MAROC      UNIVERSAL       &       EXCLUDING
                                   GROUP    MUSIC     VUE     GROUP(2)    TELECOM(3)      GAMES     CORPORATE     GAMES
                                  -------   ------   ------   ---------   -----------   ---------   ---------   ----------
                                                                   (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Revenues........................   7 067     6 276    6 270     4 833        1 487         794          --           663
Operating expenses exc.
 depreciation...................  (4 738)   (5 315)  (5 073)   (4 609)        (701)       (623)       (483)         (638)
Depreciation and amortization...    (865)     (450)    (258)     (490)        (272)       (109)        (57)          (24)
Other...........................     (15)       45     (123)      (59)         (46)          1        (125)            1
                                  ------    ------   ------    ------        -----        ----        ----        ------
Operating income (loss).........   1 449       556      816      (325)         468          63        (665)            2
                                  ======    ======   ======    ======        =====        ====        ====        ======
DECEMBER 31, 2001
Revenues........................   6 384     6 560    4 938     4 563        1 013         657          --         3 629
Operating expenses exc.
 depreciation...................  (4 679)   (5 402)  (4 285)   (4 379)        (473)       (525)       (261)       (2 944)
Depreciation and amortization...    (777)     (439)    (353)     (403)        (153)        (75)        (65)         (194)
Other...........................      --        --       --      (155)          --         (39)         --           (30)
                                  ------    ------   ------    ------        -----        ----        ----        ------
Operating income (loss).........     928       719      300      (374)         387          18        (326)          461
                                  ======    ======   ======    ======        =====        ====        ====        ======
DECEMBER 31, 2000(1)
Revenues........................   5 129       495      194     4 054           --         572          --         2 968
Operating expenses exc.
 depreciation...................  (4 039)     (401)    (198)   (3 524)          --        (511)       (137)       (2 536)
Depreciation and amortization...    (612)       (8)      (9)     (628)          --         (64)        (58)          (84)
Other...........................     (25)       --       --      (243)          --         (38)        (17)         (135)
                                  ------    ------   ------    ------        -----        ----        ----        ------
Operating income (loss).........     453        86      (13)     (341)          --         (41)       (212)          213
                                  ======    ======   ======    ======        =====        ====        ====        ======

                                     VTI
                                  EXCLUDING                       ENVIRONMENTAL     TOTAL
                                    MAROC                           SERVICES       VIVENDI
                                   TELECOM    INTERNET   OTHER       (4) (5)      UNIVERSAL
                                  ---------   --------   ------   -------------   ---------
                                                   (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Revenues........................     461         174         87      30 038        58 150
Operating expenses exc.
 depreciation...................    (331)       (301)      (134)
Depreciation and amortization...     (83)        (41)       (20)
Other...........................      (3)        (64)      (232)
                                    ----        ----     ------      ------        ------
Operating income (loss).........      44        (232)      (299)      1 911         3 788
                                    ====        ====     ======      ======        ======
DECEMBER 31, 2001
Revenues........................     242         129        151      29 094        57 360
Operating expenses exc.
 depreciation...................    (180)       (338)      (178)
Depreciation and amortization...     (48)        (44)        (7)
Other...........................       1         (37)        27
                                    ----        ----     ------      ------        ------
Operating income (loss).........      15        (290)        (7)      1 964         3 795
                                    ====        ====     ======      ======        ======
DECEMBER 31, 2000(1)
Revenues........................     141          48      1 685      26 294        41 580
Operating expenses exc.
 depreciation...................    (100)       (231)    (1 345)
Depreciation and amortization...     (33)        (11)       (82)
Other...........................       3          (1)        15
                                    ----        ----     ------      ------        ------
Operating income (loss).........      11        (195)       273       1 589         1 823
                                    ====        ====     ======      ======        ======

BALANCE SHEET AND CASH FLOW STATEMENT

                                                                                        VIVENDI     HOLDING    PUBLISHING
                                   CEGETEL                      CANAL+      MAROC      UNIVERSAL       &       EXCLUDING
                                    GROUP    MUSIC     VUE     GROUP(2)   TELECOM(3)     GAMES     CORPORATE     GAMES
                                   -------   ------   ------   --------   ----------   ---------   ---------   ----------
                                                                   (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Goodwill.........................     919     5 479    8 637     3 957        793           74          48         104
Other intangible assets..........   1 205     4 218    5 480     2 895        333          303          64          96
Investments accounted for using
 the equity method...............     316        31      859       320         --           --         382          (5)
Total assets.....................   7 190    12 581   21 302    11 158      3 509        1 002       9 081         710
                                    -----    ------   ------    ------      -----        -----      ------       -----
Capital expenditures.............     595        92      167       443        257           15          17           9
                                    =====    ======   ======    ======      =====        =====      ======       =====
DECEMBER 31, 2001
Goodwill.........................   1 420    12 763    7 472     8 002      1 332          104      (1 353)      2 057
Other intangible assets..........   1 123     5 926    4 602     4 035          5          418          91       2 534
Investments accounted for using
 the equity method...............     311        30    7 717       271         --           --         132         (13)
Total assets.....................   7 757    21 907   25 267    17 269      3 569        1 209       9 881       6 200
                                    -----    ------   ------    ------      -----        -----      ------       -----
Capital expenditures.............   1 202       133      217       339        223           84           6         109
                                    =====    ======   ======    ======      =====        =====      ======       =====

                                      VTI
                                   EXCLUDING                                         TOTAL
                                     MAROC                        ENVIRONMENTAL     VIVENDI
                                    TELECOM    INTERNET   OTHER   SERVICES(4)(5)   UNIVERSAL
                                   ---------   --------   -----   --------------   ---------
                                                    (IN MILLIONS OF EUROS)
DECEMBER 31, 2002
Goodwill.........................       38          8         5           --         20 062
Other intangible assets..........       91         17         4           --         14 706
Investments accounted for using
 the equity method...............       --         --        --           --          1 903
Total assets.....................    1 444        138     1 218           --         69 333
                                     -----       ----     -----       ------        -------
Capital expenditures.............     1 15         13         6        2 405          4 134
                                     =====       ====     =====       ======        =======
DECEMBER 31, 2001
Goodwill.........................      291        638         3        4 888         37 617
Other intangible assets..........       97         37         7        4 427         23 302
Investments accounted for using
 the equity method...............      588       (465)       --          605          9 176
Total assets.....................    1 434        825     1 792       41 892        139 002
                                     -----       ----     -----       ------        -------
Capital expenditures.............      109         20        17        2 879          5 338
                                     =====       ====     =====       ======        =======

---------------

(1) Reflects changes in accounting policies and financial statement presentation adopted in 2001.

(2) In the 2000 and 2001 published financial statements, Canal+ recorded the amortization of film costs and allowances related to debtors in depreciation and amortization. As of January 1, 2002, and reclassified in the comparable period for 2001, the amortization of film costs and allowances related to debtors were recorded as operating expenses before depreciation and amortization. This reclassification has no impact on operating income.

(3) Company consolidated since April 1, 2001.

(4) Includes Vivendi Environnement accounted for by using the equity method since December 31, 2002.

(5) The results published by Vivendi Environnement may differ from those presented by Vivendi Universal where non-material, inter-segment transactions impact the financial contribution brought by Vivendi Environnement to the accounts of Vivendi Universal. Furthermore, the definition of operating profit used by Vivendi Universal differs from the EBIT figure published by Vivendi Environnement, as the latter does not include restructuring charges (E56.5 million as at December 31, 2002).

NOTE 13  SIGNIFICANT SUBSIDIARIES

                                                   2002                                           2001
                               --------------------------------------------   --------------------------------------------
                                ACCOUNTING    OWNERSHIP       OWNERSHIP        ACCOUNTING    OWNERSHIP       OWNERSHIP
                                  METHOD       CONTROL        INTEREST           METHOD       CONTROL        INTEREST
                               ------------   ---------   -----------------   ------------   ---------   -----------------
CEGETEL/SFR
Groupe Cegetel(1)............  Consolidated       59%       44%               Consolidated       59%       44%
  Cegetel....................  Consolidated       80%                 90%     Consolidated       80%                 90%
  Societe Francaise du
    Radiotelephone
    (S.F.R.).................  Consolidated       80%                 80%     Consolidated       80%                 80%
  Telecom Developpement(2)...  Equity             50%                 50%     Equity             50%                 50%
MUSIC
Centenary Holding N.V........  Consolidated       92%       92%               Consolidated       92%       92%
  Universal Music (UK)
    Holdings Ltd.............  Consolidated      100%                100%     Consolidated      100%                100%
  Universal Holding GmbH.....  Consolidated      100%                100%     Consolidated      100%                100%
  Universal Music K.K........  Consolidated      100%                100%     Consolidated      100%                100%
  Universal Music S.A.
    France...................  Consolidated      100%                100%     Consolidated      100%                100%
Universal Studios, Inc.......  Consolidated       92%       92%               Consolidated       92%       92%
  Polygram Holding, Inc......  Consolidated      100%                100%     Consolidated      100%                100%
  Interscope Records.........  Consolidated      100%                100%     Consolidated      100%                100%
  Def Jam Records, Inc.......  Consolidated      100%                100%     Consolidated      100%                100%
VIVENDI UNIVERSAL
  ENTERTAINMENT
Universal Pictures
  International B.V..........  Consolidated       92%       92%               Consolidated       92%       92%
Universal Studios Inc........  Consolidated       92%       92%               Consolidated       92%       92%
  Universal City Studios
    LLLP(3)..................            --       --                  --      Consolidated      100%                100%
  USANi LLC(3)...............            --       --                  --      Equity             49%                 49%
  Vivendi Universal
    Entertainment LLLP(3)....  Consolidated       93%                 86%               --       --                  --
GROUPE CANAL+
Groupe Canal S.A.............  Consolidated      100%      100%               Consolidated      100%      100%
  Canal Plus(4)..............  Consolidated       49%                 49%     Consolidated       49%                 49%
  CanalSatellite.............  Consolidated       67%                 67%     Consolidated       67%                 67%
  StudioCanal................  Consolidated      100%                100%     Consolidated      100%                100%
  Multithematiques...........  Consolidated       64%                 64%     Equity             27%                 27%
MAROC TELECOM(5).............  Consolidated       51%                 35%     Consolidated       51%                 35%
VIVENDI UNIVERSAL GAMES......  Consolidated       99%                 99%     Consolidated       99%                 99%
HOLDING & CORPORATE..........  Consolidated      100%                100%     Consolidated      100%                100%
  Societe d'Investissements
    pour la Telephonie
    (SIT)(6).................  Consolidated      100%      100%                         --       --        --
  UGC(7).....................  Equity             58%       58%               Equity             39%       39%
VIVENDI TELECOM
  INTERNATIONAL..............  Consolidated      100%      100%               Consolidated      100%      100%
  Vivendi Telecom Hungary....  Consolidated      100%                100%     Consolidated      100%                100%
  Kencell....................  Consolidated       60%                 60%     Consolidated       60%                 60%
  Monaco Telecom.............  Consolidated       55%                 55%     Consolidated       55%                 55%
  Elektrim
    Telekomunikacja(8).......  Equity             49%                 49%     Equity             49%                 49%
  Xfera......................  Equity             26%                 26%     Equity             26%                 26%

                                                   2002                                           2001
                               --------------------------------------------   --------------------------------------------
                                ACCOUNTING    OWNERSHIP       OWNERSHIP        ACCOUNTING    OWNERSHIP       OWNERSHIP
                                  METHOD       CONTROL        INTEREST           METHOD       CONTROL        INTEREST
                               ------------   ---------   -----------------   ------------   ---------   -----------------
PUBLISHING ACTIVITIES EXCL.
  VU GAMES
Vivendi Universal
  Publishing.................  Consolidated      100%      100%               Consolidated      100%      100%
  Groupe Expansion...........  Consolidated      100%                100%     Consolidated      100%                100%
  Comareg....................  Consolidated      100%                100%     Consolidated      100%                100%
  Atica......................  Consolidated       98%                 49%     Consolidated       98%                 49%
  Houghton Mifflin
    Company(9)...............            --       --                  --      Consolidated      100%                100%
  Editions Robert
    Laffont(9)...............            --       --                  --      Consolidated      100%                100%
  Promotec(9)................            --       --                  --      Consolidated      100%                100%
  Larousse-Bordas(9).........            --       --                  --      Consolidated      100%                100%
VIVENDI UNIVERSAL NET
Vivendi Universal Net........  Consolidated      100%      100%               Consolidated      100%      100%
  i-France...................  Consolidated      100%                100%     Consolidated      100%                100%
  Scoot Europe...............  Consolidated      100%                100%     Consolidated      100%                100%
  Ad-2-One...................  Consolidated      100%                100%     Consolidated      100%                100%
  CanalNumedia...............  Consolidated      100%                100%     Consolidated      100%                100%
  Vizzavi Europe(9)..........            --       --                  --      Equity             50%                 50%
Vivendi Universal Net U.S.A.
  Group, Inc.................  Consolidated      100%      100%               Consolidated      100%      100%
  MP3.com, Inc...............  Consolidated      100%                100%     Consolidated      100%                100%
  Emusic.com, Inc............  Consolidated      100%                100%     Consolidated      100%                100%
  Flipside, Inc./Uproar,
    Inc......................  Consolidated      100%                100%     Consolidated       83%                 83%
VIVENDI ENVIRONNEMENT(10)....  Equity             20%       20%               Consolidated       63%       63%

---------------

(1) Vivendi Universal consolidates Cegetel because following a shareholders' agreement, Vivendi Universal has the management control of the company, has majority control over the Board of Directors and appoints the Chairman, has majority control over the shareholders' general assembly, and because no other shareholder or shareholder group is in a position to exercise substantive participating rights which would allow them to veto or block decisions taken by Vivendi Universal. Vivendi controls 59% + 1 voting right of Cegetel voting rights, 9% of which directly, and 50% + 1 voting right indirectly, via the Transtel company, in which Vivendi Universal owns a 70% controlling interest. Vivendi Universal and Cegetel consolidate SFR, because following a shareholders' agreement, Vivendi Universal has the management control of the company, has majority control over the Board of Directors and appoints the Chairman, has majority control over the shareholders' general assembly (Cegetel holds 80% of SFR) and because no other shareholder or shareholder group is in a position to exercise substantive participating rights which would allow them to veto or block decisions taken by Vivendi Universal.

(2) Telecom Developpement's board is by majority nominated by SNCF, thus Cegetel Group accounted this investment for by equity method.

(3) See Note 3 Acquisition of the entertainment assets of USA Networks.

(4) Consolidated because, through a shareholders' agreement, Vivendi Universal has a majority of the shareholder voting rights and no other shareholder or groups of shareholders exercise substantive participating rights, which would allow them to veto or block decisions taken by Vivendi Universal.

(5) Vivendi Universal owns a 35% interest in Maroc Telecom, and the Kingdom of Morocco holds the remaining 65%. Vivendi Universal consolidates Maroc Telecom because under company by-laws and shareholders' agreements, Vivendi Universal has majority control over its Supervisory Board and Management Board. Under shareholder's agreements, Vivendi Universal appoints 3 of the 5 members of the Management Board, appoints the Chairman of the Management Board, exercises 51% of all voting rights at shareholders' general assemblies, and this grants it, under the majority rules set forth in the company's by-laws, control over the shareholders' general assembly, as well as over the Supervisory and Management Boards of Maroc Telecom. Should Vivendi Universal not acquire the shares that would give it the majority of Maroc Telecom's share capital, the 16% voting rights granted to Vivendi Universal through shareholder's agreements would expire on September 1, 2005, unless the Kingdom of Morocco exercises its put option (please refer to Note 11) requiring Vivendi Universal to acquire an additional 16% interest in Maroc Telecom's share capital prior to that date.

(6) Special purpose vehicle which became in January 2003 the legal owner of a 26% stake Cegetel. (See Note 15)

(7) Due to a shareholders' agreement, Vivendi Universal does not have the operational control of this company. Thus, this investment is still accounted for using the equity method.

(8) Since December 1999, Vivendi Universal has held a 49% interest in Elektrim Telekomunikacja, with Elektrim SA holding the remaining 51% until September 3, 2001. An agreement concerning the shareholding and management of Elektrim Telekomunikacja was signed by Vivendi Universal and Elektrim on September 3, 2001. This agreement had no impact on Vivendi Universal's ownership or control interest in Elektrim Telekomunikacja, which is unchanged at 49%. Investment company Ymer has since acquired a 2% equity interest in Elektrim Telekomunikacja from Elektrim. Ymer is a company independent from Vivendi Universal, which does not own it nor control it, directly or indirectly. Vivendi Universal has purchased non-voting shares in an investment company which enabled Ymer to make its acquisition. Vivendi Universal is by no means committed to acquire the shares owned by Ymer. Similarly, Ymer has neither a right or obligation to sell those shares to Vivendi Universal and is free to sell them to a third-party at any time. The value of Vivendi Universal's original investment in the investment company has since varied according to the fair value of the assets held by Ymer. Agreements between Vivendi Universal and Elektrim retain Vivendi Universal's pre-existing rights. Vivendi Universal, Elektrim SA and Ymer have 3, 3 and 1 representatives on the Elektrim Telekomunikacja Supervisory Board, respectively, and 2, 2 and 2 representatives on the Management Board, respectively, all of whom are appointed independently by Vivendi Universal, Elektrim, and Ymer. Vivendi Universal consequently consolidates its interest in Elektrim Telekomunikacja according to the equity method. Finally, as announced at the close of Vivendi Universal's Board meeting held September 25, 2002, Vivendi Universal is currently negotiating the disposal of this interest.

(9) Sold in 2002. (See Note 3)

(10) Variation due to disposals and dilution. (See Note 3)

NOTE 14  RELATED PARTY TRANSACTIONS

14.1  RELATED COMPANIES

     During 2002, main companies related to Vivendi Universal are its subsidiaries accounted for by using the equity method, e.g. Vivendi Environnement (accounted by the equity method as at December 31, 2002), Elektrim Telecomunikacja and Telecom Development. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed below:

                                                               DECEMBER 31,
                                                                   2002
                                                              ---------------
                                                              (IN MILLIONS OF
                                                                  EUROS)
ASSETS
  Other investments(1)......................................       E 559
  Accounts receivable.......................................         154
  Short-term loans receivable...............................         257
LIABILITIES
  Accounts payable..........................................         116
  Short term borrowings.....................................           9
PROFIT AND LOSS ACCOUNT
  Revenues..................................................         414
  Operating expenses........................................        (919)
  Financial income..........................................          62
  Financial expenses........................................         (14)
                                                                   -----
                                                                   E(457)
                                                                   =====

---------------

     (1) of which E525 million advance granted to Elektrim Telekomunikacja and provisioned for E203 million.

     IN 2002, THE MAIN RELATED COMPANY TRANSACTIONS ARE THE FOLLOWING:

VIVENDI ENVIRONNEMENT

VIVENDI UNIVERSAL AND VIVENDI ENVIRONNEMENT

     On December 20, Vivendi Universal and Vivendi Environnement entered into an agreement in order to finalize the separation of the two companies, following Vivendi Universal's disposal of 20.4% of Vivendi Environnement's capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 have been modified. This agreement is described in Note 11.

VINCI BONDS

     Vivendi Environnement took part indirectly in the issuance of the Vivendi Universal bonds exercisable into Vinci shares or in cash. Vivendi Universal lent to Vivendi Environnement E120 million against

1,552,305 shares of Vinci held by Vivendi Environnement through Dalkia France. The terms of the loan are similar to those of the bond issued by Vivendi
Universal: a fixed rate of 1% per annum and maturing on March 1, 2006 (see Note
4.4 and Note 7).

CEGETEL GROUP

TELECOM DEVELOPPEMENT

     Telecom Developpement (TD) owned by Cegetel Group (49.9%) and Societe Nationale des Chemins de Fer Francais (SNCF) (50.1%), the leading French railway company is linked by a commercial agreement with Cegetel Group. It gives TD the exclusive right to carry Cegetel Group's long distance calls.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE)

     VUE has equity investments in certain companies that operate theme parks for which it provides operational management services and pay television channels for which it licenses film product. VUE earns management fees for operating the theme parks and license fees for the licensing of its film product. VUE includes management and license fees in revenues and eliminates intercompany profit. During the years ended December 31, 2002 and 2001, VUE included approximately $68.7 million and $84.0 million of these fees in revenues. In addition, VUE has deferred recognition of management fees earned of $51.1 million through December 31, 2002 as collection is not reasonably assured. When the uncertainties regarding collectibility are resolved, VUE could recognize revenues up to the deferred amount or the portion considered collectible.

14.2  RELATED PARTIES

     IN 2002 AND 2001, THE MAIN RELATED PARTY TRANSACTIONS ARE THE FOLLOWING:

TRANSACTIONS WITH USA INTERACTIVE

     Prior to May 7, 2002, VUE has various arrangements with USA under which VUE earns fees and incurs costs. These arrangements are summarized below:

     VUE provides certain support services to USA under a Transition Services agreement. These services include use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. VUE earned $3.2 million and $8.5 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for providing these services.

     VUE and USA have an International Television Distribution Agreement under which all programming owned or controlled by USA outside of the United States is distributed by VUE. VUE earns a 10% distribution fee for these services. VUE and USA also have a Domestic Television Distribution Agreement under which USA distributes certain of VUE's programming in the United States. Additionally, VUE licenses certain television programming to USA to be aired on its cable channels. VUE earned $9.7 million and $42.9 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for providing these services. VUE incurred $.5 million and $2.9 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     Under an agreement covering approximately 50 of VUE's films, USA earns a distribution fee for the distribution of these films in the United States. USA is responsible for the collection and remitting the net amount, after its fee, to VUE, except for amounts applied against the advance of fees initially given to VUE. An affiliate of VUE provides certain fulfillment services on behalf of USA in the United States and Canadian home video markets. Beginning January 1, 2002, VUE replaced the affiliate in providing these services. VUE incurred $6.8 million and $17.0 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     VUE has several other arrangements with USA for the purchase of advertising time and the licensing of certain properties for merchandising. VUE incurred $.5 million and $3.4 million during the period from January 1, 2002 to May 6, 2002 and the year ended December 31, 2001, respectively, for receiving these services.

     VUE had receivables of $61.5 million and payables $159.4 million at December 31, 2001 with USA.

EDGAR BRONFMAN, JR.'S EMPLOYMENT ARRANGEMENT

     Pursuant to an employment agreement with Vivendi Universal US Holding Co. ("Vivendi Universal US"), dated September 25, 2002 (the "Agreement"), Edgar Bronfman, Jr. currently serves as an executive employee and an advisor to the Chief Executive Officer of Vivendi Universal US in connection with the US entertainment businesses of Vivendi Universal US and its US affiliates.

     Subject to the provisions of the Agreement regarding earlier termination of Mr. Bronfman's employment, the term of his employment under the Agreement commenced on September 25, 2002 and will continue through December 31, 2004. During the term of his employment under the Agreement, Mr. Bronfman is required to devote a substantial time commitment to the performance of his duties under the Agreement, but he is not precluded or prohibited from securing one or more additional part-time employment or consulting positions. Mr. Bronfman's annual salary under the Agreement is $1,000,000.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal US for "Cause" or by Mr. Bronfman without "Good Reason" (as those terms are defined under the Agreement), or by reason of Mr. Bronfman's death or disability, Mr. Bronfman or Mr. Bronfman's estate, as the case may be, will be entitled to receive his accrued salary and benefits under the Agreement through the date of termination.

     If Mr. Bronfman's employment under the Agreement is terminated by Vivendi Universal US without Cause (other than by reason of death or disability) or by Mr. Bronfman for Good Reason, Mr. Bronfman will also be entitled to receive his accrued salary and benefits under the Agreement through the date of termination, plus a lump-sum payment equal to the total amount of salary that Mr. Bronfman would have received had his employment under the Agreement continued through December 31, 2004.

     In the event that Mr. Bronfman is subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended, Mr. Bronfman is entitled to receive an additional payment such that he will receive the same net after-tax benefit as if no excise tax were imposed. In addition, Vivendi Universal US will reimburse Mr. Bronfman for all legal fees and related expenses incurred in connection with, or arising out of, any dispute in respect of severance following termination of his employment other than for Cause or for Good Reason.

     The Agreement also provides that Vivendi Universal US will indemnify Mr. Bronfman to the fullest extent permitted by applicable law against damages in connection with his status or performance of duties as an officer of Vivendi Universal US and will maintain and cover Mr. Bronfman under customary and appropriate directors and officers liability insurance during the term of his employment and throughout the period of any applicable statute of limitations.

CANAL+: NEGOTIATION OF "CLUB EUROPE" MATCH TV RIGHTS VIA JEAN-CLAUDE DARMON
GROUP

     A contract was signed with the Jean-Claude Darmon Group, which acts as intermediary between the "Club Europe" member clubs and Canal+, in 1999. The clubs accorded a priority option to Canal+ for acquisition of TV rights for all matches for all seasons from 2000/2001 to 2005/2006. The amount of this option is due to the Jean-Claude Darmon Group and represents a total of E252 million, plus an option on derivative rights to an initial amount of E23 million. As at December 31, 2002, a total of E165 million was outstanding for payment under the terms of this contract. This amount has been accrued in full in the Canal+ financial statements. In February 2003, the priority option related to French competition was terminated, whereas some options on derivative rights are still underway (E23 million recognized in reserve and allowances).

PURCHASE OF VIVENDI UNIVERSAL SHARES FROM THE BRONFMAN FAMILY

     Vivendi Universal purchased 15,400,000 American Depositary Shares (ADS), representing Vivendi Universal shares held by various members of the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 3.5% discount. Additionally, Vivendi Universal also purchased 1,500,000 ADS representing Vivendi Universal shares owned by various entities controlled by the Bronfman family, at a price equal to the average share price on the Paris stock market on May 29, 2001, with a 0.9% discount.

NOTE 15  MANAGEMENT'S LIQUIDITY STRATEGY

     Vivendi Universal was formed through the merger of Vivendi S.A. (Vivendi), the Seagram Company Ltd. and Canal Plus S.A. in December 2000. From its origins as a water company, Vivendi expanded its business rapidly in the 1990s and transformed itself into a media, communications and environmental services company. It continued to expand through acquisitions, notably through the acquisition of the entertainment assets of USA Networks in May 2002.

     Following a period of significant acquisition-led growth until May 2002, the associated increase in leverage led to heightened concerns during the first half of 2002 over the validity of Vivendi Universal's strategy and, eventually, to the appointment of a new management team. Concerns over Vivendi Universal's strategy and financial flexibility led Moody's to cut Vivendi Universal's senior debt rating on July 1, 2002 from Baa3 to Ba1, with the credit remaining on negative credit watch, Standard & Poor's followed suit the next day, with a one-notch downgrade to BBB- with a negative outlook. The July downgrades had an immediate impact on Vivendi Universal's short-term liquidity. In particular Vivendi Universal lost, to a significant extent, access to the capital markets, and most importantly to the commercial paper market, historically its main source of funding for working capital needs.

     The new management team addressed Vivendi Universal's immediate liquidity concerns by securing, on July 10, 2002, a E1.0 billion multi-currency term loan facility, which was repaid in December 2002. This was done with a view to putting in place a longer-term solution once the new management had had the opportunity to better assess the medium term situation. Following their review, new management revised the previous managements' cash-flow projections for the period from July 2002 to December 2004 and wrote-off E11 billion in acquisition-related goodwill while adding E3.4 billion in financial provisions. This resulted in a E12.3 billion net loss in the first half of 2002, which was publicly announced on August 14, 2002. At the same time, Vivendi Universal announced a commitment to reduce debt by divesting assets. Corporate credit ratings were subsequently cut to Ba2 by Moody'sand BB by Standard & Poor's. Outstanding bonds at the Vivendi Universal level were downgraded a further two notches to B1 by Moody's and to B+ by Standard & Poor's in anticipation of the bonds subordination resulting from the expected creation of security and bank lending at the group subsidiary level. On October 30, 2002, Moody's downgraded Vivendi Universal's senior implied rating to Ba3, leaving the senior unsecured ratings unchanged at B1, under review for possible downgrade.

     During the second half of 2002, Vivendi Universal asset sales for total consideration of approximately E6.7 billion, including the assumption by the acquirors of the assets of approximately E0.5 billion in debt. At December 31, 2002, Vivendi Universal's net debt was E12.3 billion compared with E37.1 billion at December 31, 2001, excluding Vivendi Environnement, which was deconsolidated from Vivendi Universal's balance sheet on December 31, 2002 following the disposal of Vivendi Universal's interest therein, net debt fell by approximately E9.0 billion.

     Under the terms of the current outstanding debt, Vivendi Universal and the subsidiaries part of the cash pooling system have principal repayment obligations totalling approximately E4.5 billion due in 2003 (assuming that the $1.62 billion VUE bridge facility is refinanced) and approximately E3.5 billion due in the first quarter of 2004 (including our E850 million syndicated credit facility).

     Vivendi Universal is engaged in the following financing transactions:

     -  The offering of E1.0 billion Senior Notes due 2010; and

     - The concurrent establishment of a dual currency E2.5 billion 3-year Senior Secured Credit Facility (the "New Credit Facility"), consisting of two tranches as follows:

       -- Tranche A: E1.5 billion revolving facility; and

       -- Tranche B: E1.0 billion term loan facility.

     These refinancing transactions will increase funds available to Vivendi Universal's by approximately E0.9 billion upon completion and, extend scheduled maturity of E2.5 billion of debt through December 31, 2004.

     Concurrently, VUE is refinancing its $1.62 billion bridge facility.

     To meet its payment obligations in 2003 and the first quarter of 2004, Vivendi Universal is substantially dependent upon the receipt of proceeds from asset disposals or new financings. Vivendi Universal has announced a plan to dispose of E7 billion of assets in 2003. By March 15, 2003, it had closed approximately E700 million of these asset sales and has entered into agreements to sell another E1.2 billion of assets in the future, subject to regulatory and other approvals. Vivendi Universal believes that the improvement in its liquidity position following the receipt of proceeds from the Notes and the $2.5 billion credit facility will improve its ability to successfully consummate its E7 billion asset disposal plan in 2003.

     The current facilities contain negative covenants, which place restrictions on, among other things, the incurrence of debt, the incurrence of financial guarantees, the payment of distributions in respect of capital stock, investments, mergers and acquisitions, asset disposals, intercompany loans and liens, sale and loan bank transactions and require us to meet various financial ratios. Pursuant to the facilities, each obligor must ensure that in any three-month period, the aggregate amount of net cash available plus the aggregate undrawn amount under the facilities is more than E100 million. The facilities require Vivendi Universal to maintain various financial ratios, including:

     -  maximum ratios of net financial debt to cash EBITDA;

     -  minimum ratios of cash EBITDA to net financing costs; and

     -  maximum total gross financial debt.

     The facilities place certain limitations on the ability of Vivendi Universal and certain of its subsidiaries other than VUE and its subsidiaries to make loans or advances to, and to borrow or receive advances from, VUE and its subsidiaries.

NOTE 16  SUBSEQUENT EVENTS

16.1  ACQUISITION OF AN ADDITIONAL INVESTMENT INTEREST IN CEGETEL

     Vivendi Universal's Board of Directors has unanimously decided on December 3, 2002, to exercise its pre-emptive rights on BT Group's 26% interest in Cegetel Group, in order to obtain a 70% interest in the French telecommunications operator. In January 2003, Vivendi Universal purchased BT Group's 26% interest in Cegetel Group for E4 billion.

     The acquisition of this participation from BT Group was realized through the SIT (Societe d'Investissements pour la Telephonie), as follows:

     a. Societe d'Investissements pour la Telephonie, owned, controlled and consolidated by Vivendi Universal, became the legal owner of the 26% shareholding at an acquisition cost of E4 billion.

     b. SIT was financed by E2.7 billion paid in cash by Vivendi Universal and by a non-recourse loan of E1.3 billion which matures in 2010. Debt service of this loan, which was established on January 23, 2003, will be provided through dividends paid in respect of its 26% shareholding in Cegetel Group.

     As a result, Cegetel will continue to be consolidated by Vivendi Universal, with a 70% interest (the 26% shareholding acquired from BT Group in addition to our historical 44% interest). The goodwill recognized as a result of this transaction is expected to amount to approximately E3 billion and will be amortized on a straight-line basis over 40 years.

     The non-recourse E1.3 billion loan will be integrated in Vivendi Universal Financial Statements from January 2003 due to the consolidation of SIT.

     Due to this transaction, the capital structure of Cegetel Group is as follows:

                               BEFORE PREEMPTION

                           [CEGETEL GROUP STRUCTURE]

16.2  DISPOSAL OF CANAL+ TECHNOLOGIES

     The sale of Vivendi Universal's 89% stake in Canal+ Technologies to Thomson was closed on January 31, 2003 on the basis of E190 million in cash, of which E90 million was collected in 2002, E79 million was collected in 2003 and the remainder is expected to be collected after any post-closing adjustments. (See
Note 3).

16.3  DISPOSAL OF CONSUMER PRESS DIVISION

     The sale of Consumer Press Division (Groupe Express-Expansion- Groupe l'Etudiant) to the Socpresse Group was finalized on February 4, 2003 (see Note
3) following the authorization by The

Economy and finance Ministry in January 2003. The amount collected was E200 million. The sale of Comareg to France Antilles is expected to take place at a later time, as approval for the transaction has to be given by the Monopolies Commission.

16.4  MR. BERTRAND MEHEUT'S APPOINTMENT

     Mr. Bertrand Meheut was nominated as Member and President of Canal+ Group's Executive Board, in replacement of Mr. Xavier Couture, who resigned at the Supervisory board's session of February 7, 2003.

16.5  PARTIAL DISPOSAL OF USA INTERACTIVE WARRANTS

     In February 2003, Vivendi Universal sold 32.19 million warrants of USA Interactive to a financial institution. These warrants were initially acquired in connection with the acquisition of the entertainment assets of USA Networks (see Note 3). Pursuant to this transaction, Vivendi Universal received $276 million, net of fees.

16.6  CASH SETTLEMENT OF VIVENDI ENVIRONNEMENT EXCHANGEABLE NOTES

     Pursuant to the put by investors in March 2003, Vivendi Universal reimbursed Vivendi Environnement exchangeable notes issued in February 2001 for a total consideration of E1.8 billion.

16.7  RESTRUCTURING PROJECT OF CANAL+ GROUP

     In March 2003, Canal+ Group announced an employee reduction as part of its overall restructuring plan. The program calls for a reduction of 305 positions, mainly administration and technical support personnel. In addition, 138 positions in certain support functions will be outsourced.

16.8  CLOSING OF CONTRACTUAL GUARANTEES TO FORMER RONDOR SHAREHOLDERS

     Vivendi Universal Canada Inc. ("VU Canada"), a company in the Vivendi Universal group, announced on March 11, 2003, that it had satisfied its contractual guarantee made on August 1, 2000, to the former shareholders of the Californian company, Rondor Music International, Inc. ("Rondor") (see Note 11). The former Rondor shareholders received 8.844 million shares, representing 0.8% of capital stock and the remainder in cash of US$100.3 million (E92.6 million).

     Rondor's shareholders had been paid in Seagram shares when Rondor was acquired by The Seagram Company Ltd., which became VU Canada after the Seagram-Vivendi-Canal+ merger. The payment was accompanied with a contractual guarantee on the value of the shares given to the former shareholders of Rondor. At the time of the Seagram-Vivendi-Canal+ merger, these Seagram shares were converted into Vivendi Universal ADSs, and the contractual guarantee became applicable to the Vivendi Universal ADSs held by the former Rondor shareholders.

     The contractual guarantee provided, among other things, that if the price of Vivendi Universal ADSs dropped below a certain threshold ($37.5 per ADS), VU Canada would pay the former Rondor shareholders a makeup payment for ADSs sold by them during a specified period of time equal to the difference between U.S.$82.7875 per ADS and their sale proceeds. In April and May 2002, all Vivendi Universal ADSs then owned by these shareholders were sold and VU Canada became obligated to pay the makeup payment to them in March 2003. Under the terms of the original agreements, the difference was to be paid in full or in part in Vivendi Universal shares.

16.9  RESIGNATION OF CHIEF EXECUTIVE OFFICER OF VUE

     On March 19, 2003, Mr. Barry Diller in full agreement with Vivendi Universal, announced his resignation from his temporary position as chief executive officer of VUE. Mr. Diller had been serving in such capacity since the formation of VUE in May 2002 and was not party to an employment agreement.

Jean Rene Fourtou has assumed the role of chief executive officer of VUE and is working with the existing management team. Mr. Diller's resignation has no effect on the rights and obligations of Vivendi Universal, VUE, USA or Mr. Diller under the VUE Partnership Agreement. The termination date for USA's and Mr. Diller's noncompetition agreements with VUE is now November 7, 2003, Mr. Dillers's put on his common stock remains exercisable beginning on May 7, 2003, and Universal's call option on Mr. Diller's common interest in VUE is exercisable beginning on May 7, 2004.

NOTE 17  SUPPLEMENTAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC REGULATIONS

     The following information has been prepared to present supplemental disclosures required under US GAAP and Securities Exchange Commission (SEC) regulations applicable to Vivendi Universal.

17.1 SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY VIVENDI UNIVERSAL AND U.S. GAAP

     Vivendi Universal has prepared its consolidated financial statements in accordance with French GAAP at December 31, 2002, as discussed in Note 1. French GAAP differs in certain respects from US GAAP, the principal differences of which, as they relate to Vivendi Universal, are as follows:

NEW U.S. ACCOUNTING POLICIES APPLIED BY THE GROUP FROM JANUARY 1, 2002

     In July and August 2001, the FASB (Financial Accounting Standards Board) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations (SFAS 141), SFAS No. 142 Goodwill and Other Intangible Assets (SFAS
142) and SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144). SFAS 141 is effective for any business combination completed after June 30, 2001, and SFAS 142 and 144 are effective for fiscal years beginning after December 15, 2001. These statements are described below.

BUSINESS COMBINATIONS AND GOODWILL

     As permitted under French GAAP prior to December 31, 1999, goodwill could be recorded as a reduction of shareholders' equity when the acquisition was paid for with equity securities, whereas under US GAAP goodwill is always recognized as an asset. Additionally, under French GAAP, certain acquisitions, notably Havas and Pathe, were accounted for as mergers. Under this method, goodwill is computed as the difference between the consideration paid and the net historical book value acquired.

     Under US GAAP applied until June 30, 2001, the Havas and Pathe acquisitions did not meet the criteria for pooling and, therefore, were accounted for as purchase business combinations. Accordingly, goodwill was computed as the excess of consideration paid over the fair value of assets acquired and liabilities assumed. The reconciliation impact is that French GAAP potentially results in a lower net asset value being assigned to acquisitions, which results in higher gains on the sales of businesses as compared to US GAAP. Additionally, the amortization of goodwill charged to earnings is lower under French GAAP than under US GAAP.

     SFAS 141 requires the use of the purchase method of accounting for all business combinations completed after June 30, 2001, forbidding the use of "pooling of interests", and further clarifies the criteria to recognize intangible assets separately from goodwill. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, while in some instances previously recognized intangibles will be included as part of goodwill.

     Additionally, for fiscal years beginning after December 15, 2001, SFAS 142 requires that companies stop amortizing goodwill and certain other intangible assets with indefinite useful lives, including such assets recorded in past business combinations. Instead, goodwill and other indefinite-lived intangible assets will be subject to a annual review for impairment (or more frequently if impairment indicators arise). A two-step impairment test is used. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. An impairment that is required to be recognized when adopting SFAS 142 will be reflected as the cumulative effect of a change in accounting principle.

     Vivendi Universal adopted SFAS 142 effective January 1, 2002, and in accordance with its provisions ceased amortizing goodwill (including goodwill included in the carrying value of certain investments accounted for under the equity method of accounting) and other indefinite-lived intangible assets. Additionally, upon adoption of SFAS 142, Vivendi Universal recorded a non-recurring, non-cash impairment charge of approximately E17 billion to reduce the carrying value of its goodwill to its implied fair value. The charge, which is non operational in nature, was recorded as a cumulative effect of a change in accounting principle.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

     As required under both French and US GAAP, Vivendi Universal reviews the carrying value of long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever facts, events or changes in circumstances, both internally and externally, indicate that the carrying amount may not be recoverable.

     Under French GAAP, the impairment is measured by comparing the net book value with the current value of the asset where the current value depends on the underlying nature of its market value or value in use. The value in use is generally determined on the basis of discounted cash flows. (See sec. 1.2.18)

     Under US GAAP, until December 31, 2001 measurement of any impairment was based on the provisions of SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). SFAS 121 required that an impairment loss be recognized whenever the sum of the undiscounted future cash flows estimated to be generated from the use and ultimate disposal of an asset were less than the net carrying value of the asset.

     From January 1, 2002, SFAS 144 replaces SFAS 121 and while it supersedes APB Opinion 30, Reporting the Results of operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, under SFAS 144, discontinued operations are recorded at the lower of their carrying amount or fair value less cost to sell, and future operating losses are no longer recognized before they occur. Under SFAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

     SFAS 144 has been applied since January 1, 2002 and the adoption of SFAS 144 had no material impact on the group's results of operations or on its financial position.

INTANGIBLE ASSETS

     Under French GAAP, certain types of advertising costs are capitalized and amortized over their useful lives. Business trademarks acquired in a purchase business combination are not required to be amortized. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed upon first broadcast or showing of the film. Under US GAAP, advertising costs are charged to expense in the period they are incurred. Trademarks acquired are amortized over their estimated useful life. The costs of television and station rights relating to theatrical movies and other long-term programming are expensed over the estimated number of times the film or program is broadcast.

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

DERIVATIVE FINANCIAL INSTRUMENTS

     Under French GAAP, the criteria for hedge accounting for derivative financial instruments does not require documentation of specific designation to the hedged item, or the documentation of ongoing effectiveness of the hedge relationship. Derivative financial instruments that meet hedge criteria under French GAAP are not recorded on the consolidated balance sheet. The impact of the derivative financial instruments on the statement of income is recorded upon settlement or the payment or receipt of cash, but potential loss, if any, is accrued against the financial income.

     Vivendi Universal adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. Upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) were recognized in the balance sheet at their fair values. Changes in the fair value of derivative instruments are recorded each period in current earnings or accumulated other comprehensive income, depending on whether the derivative is used to hedge fair value or cash flow exposures. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offset to the changes in fair value of related hedged assets, liabilities or firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings at the same time the hedged transaction is recognized in earnings. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The ineffective portion of a hedging derivative's change in fair value is reported in earnings. Derivatives that are executed for risk management purposes but not designated as hedges under SFAS 133 are recorded at their fair value and the change in fair value is recognized in current earnings.

     The financing activities of Vivendi Universal necessarily involve the management of various market risks, including those related to changes in interest rates or currency exchange rates. Management uses derivative financial instruments to mitigate or eliminate certain of those risks. However, significant part of those derivative instruments do not qualify as hedge derivatives under the strict hedge criteria of SFAS 133. Since derivative instruments that do not qualify for hedge accounting are marked to their fair market value on the balance sheet, and their changes in fair value is recognized in earnings, this may induce volatility in earnings for the effect of this new standard.

EMPLOYEE BENEFIT PLANS

     Under French GAAP, since January 1998 Vivendi Universal has recorded its pension obligations, covering all eligible employees, using the projected unit credit method. Under US GAAP, the projected unit credit method was required to be applied beginning January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average remaining service period of the population that was covered under the plan at that date. No minimum liability adjustment is recognized in French GAAP, whereas under US GAAP, a minimum pension liability is required to be recognized when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any prepaid pension cost.

     Under French GAAP, some postretirement benefits other than pensions are recorded as expense when amounts are paid. Under US GAAP, an obligation for amounts to be paid under postretirement plans other than pensions must be recognized. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the average remaining service period of employees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

STOCK BASED COMPENSATION

     Under French GAAP, in case of the issuance of new shares, shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options. In the other cases, treasury shares held to fulfill obligations under stock options granted are recorded as marketable securities and are carried at the lower of their historical cost or their fair value or the strike price of the stock-options hedged. Vivendi Universal recognizes any resulting holding gain in the period that the shares are sold to the plan. Vivendi Universal shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. In accordance with French GAAP, Vivendi Universal has not recorded compensation expense on stock-based plans with a discounted strike price up to 20% from the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors.

     Under US GAAP plans that sell or grant common shares or stock options to employees are qualified as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a stock purchase plan is deemed to be compensatory, compensation arising from such plan is measured based on the intrinsic value of the shares sold or options granted to employees. If a stock option plan is deemed to be compensatory, the compensation expense is calculated as the difference between the fair value of the stock at the grant date and the strike price. Compensation expense for compensatory stock based compensation plans is generally recognized over the vesting period.

     Vivendi Universal accounts for its stock compensation arrangement under the intrinsic value method in accordance with Accounting Principles Board (APB) opinion No 25, accounting for stock issued to employees, and FASB interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. The company has adopted the disclosure -- only provisions of FASB Statement No 123, accounting for stock based compensation. If Vivendi Universal had elected to recognize compensation expense for the granting of options under stock options plans based on the fair value of the grant date consistent with the methodology prescribed by Statement No 123, net income (loss) and net income (loss) per share would have been reported at the following pro forma amounts.

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                2002      2001      2000
                                                              --------   -------   ------
                                                                (IN MILLIONS OF EUROS)
US GAAP net income
  As reported...............................................  E(44 447)  E(1 172)  E1 908
  Pro forma.................................................  E(44 903)  E(1 653)  E1 850
  Basic -- as reported......................................  E (40.89)  E (1.19)  E 3.24
  Basic -- pro forma........................................  E (41.31)  E (1.69)  E 3.14
  Diluted -- as reported....................................  E (40.89)  E (1.19)  E 3.03
  Diluted -- pro forma......................................  E (41.31)  E (1.69)  E 2.94

INVESTMENTS IN DEBT AND EQUITY SECURITIES

     Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized. Under US GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows: debt securities that Vivendi Universal has the intention and ability to hold to maturity are carried at cost and classified as "held-to-maturity"; debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings; all other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as

"available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity, net of deferred income taxes.

TREASURY SHARES

     Under French GAAP, treasury shares are recorded as a reduction of shareholders' equity except when the shares have been acquired to stabilize the market price or in connection with stock options granted to employees, in which case they are recorded as marketable securities. Gains or losses on the disposal of treasury shares recorded as marketable securities are recorded in current period earnings. Under US GAAP, treasury shares are recorded as a reduction of shareholders' equity. Gains or losses on the disposal of treasury shares are recognized as an adjustment to shareholders' equity.

PRINCIPLES OF CONSOLIDATION

Use of the Proportionate Consolidation Method

     As discussed in Note 1, under French GAAP, investments in jointly controlled companies, where Vivendi Universal and outside shareholders have agreed to exercise joint control over significant financial and operational policies are accounted for using the proportionate consolidation method. Under US GAAP, these investments would be consolidated or accounted for using the equity method depending on the percentage of voting interest held. Summarized financial information for investments accounted for using the proportionate consolidation method is provided in Note 4. This difference in accounting policy has no effect on either net income or shareholders' equity.

NEW US ACCOUNTING PRONOUNCEMENTS TO BE APPLIED BY THE GROUP FROM JANUARY 1, 2003

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Vivendi Universal does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

     In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements N(LOGO) 4, 44 and 64, Amendment of FASB Statement N(LOGO) 13, and Technical Corrections (SFAS 145). SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Vivendi Universal does not anticipate that adoption of SFAS 145 will have a material impact on its results of operations or its financial position.

     In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) that nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs, including some employee termination benefits, would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when a company commits to a restructuring plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Vivendi Universal does not anticipate that adoption of SFAS 146 will have a material impact on its results of operations or its financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure (SFAS 148). SFAS 148 addresses financial accounting and reporting for recording expenses for the fair value of stock options. It amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. The annual disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Vivendi Universal is currently assessing what the impact of FIN 46 will be on its financial statements.

17.2  SPECIFIC TRANSACTIONS OCCURRED IN 2002 AND 2001

17.2.1  GOODWILL IMPAIRMENT CHARGE

French GAAP

     At December 31, 2001, following the market decline, particularly in the Internet, media and telecommunications industries, our annual review resulted in a non-cash, non-recurring goodwill impairment charge of E12.9 billion (E12.6 billion after E0.3 billion minority interest concerning Vivendi Environnement). In light of deteriorating economic conditions since this date and the impact of higher financing cost for the company, management has recorded a complementary impairment charge of approximately E18.4 billion as at December 31,2002.

US GAAP

     According to SFAS 121, no impairment was indicated as of December 31, 2001 and, accordingly, the goodwill impairment charge accounted for under French GAAP was reversed on December 31, 2001. Upon the adoption of SFAS 142, Vivendi Universal recorded on December 31, 2002, an impairment charge of E38.3 billion.

17.2.2  DISPOSAL OF INVESTMENT IN BSKYB

The transaction

     In October 2001, Vivendi Universal sold approximately 96% (400.6 million shares) of its investment in BSkyB to two British companies for proceeds of approximately E4 billion. This transaction was entered into in order to comply with requirements imposed by the European Commission in October 2000, whereby approval of the Merger Transactions was conditional on the disposal of the investment in BSkyB before the end of 2002. Additionally, the sale relieved the overhang which weighed on the BSkyB share price by allowing for the placement of the shares on the market over an extended period of time. The sale also resulted in the irrevocable and definitive loss of all voting rights attached to the BSkyB shares, which cannot, under any circumstances, revert back to Vivendi Universal. BSkyB Holding, a Vivendi Universal subsidiary, also irrevocably lost the directorship held in its name.

     The two British companies were financed by the issuance of bonds exchangeable into BSkyB shares. The bonds, which mature in October 2005, were sold to a financial institution to which the BSkyB shares were pledged. Concurrently, Vivendi Universal and the same financial institution entered into a total return swap agreement with a nominal value of L2.5 billion or 629 pence per share (sale price of 616 pence per share plus 13 pence per share for financing the exchangeable bond). The total return swap agreement results in Vivendi Universal retaining the financial risk or benefit associated with

BSkyB's market value until no later than October 2005. At inception, the swap had a notional amount of L2.5 billion and a nil fair market value. The swap features a resetting mechanism at the end of each calendar quarter or each trigger date (any date on which the BSkyB share price varies by more than 10% since the preceding quarter-end or previous trigger date). In the event the BSkyB share price falls below 629 pence per share, Vivendi Universal will pay the difference to the financial institution at the end of each calendar quarter or immediately if the share price falls by more than 10%. In the event the BSkyB share price increases above 629 pence per share, the difference is posted to a deferred account until the swap agreement matures. Additionally, at the end of each calendar quarter Vivendi Universal incurs interest at Libor +0.60% on the nominal value of the swap. The European Commission designated an independent expert to verify the legality of the transaction. Based on his findings, the European Commission concluded that the transaction was compliant with requirements imposed in October 2000. On behalf of the European Commission, the independent expert has continued to monitor Vivendi Universal's commitments related to the transaction until its conclusion.

     In December 2001, the financial institution issued share certificates exchangeable into 150 million BSkyB shares, representing 37% of the shares held by the British companies. At the same time, Vivendi Universal and the financial institution agreed to reduce the nominal value of the total return swap by the same proportion (37%). This definitively established the value of the 150 million BSkyB shares at 700 pence per share, including a block discount of 11% (higher than a standard discount due to the characteristics of the financial instrument placed on the market).

     In May 2002, the financial institution sold the remaining 250 million BSkyB shares held by the QSPEs, and concurrently, Vivendi Universal and the financial institution terminated the total rate of return swap on those shares, which were settled at approximately 670 pence per share, before Vivendi Universal's payment of related costs.

French GAAP

     Under French GAAP, the disposal of the investment in BSkyB was not recognized as a sale in 2001 because, although the beneficial interests of the two British companies are held by the financial institution, Vivendi Universal remains a shareholder of the two companies and retains the financial exposure relative to their assets through the total return swap agreement. Accordingly, an asset representing the BSkyB shares held by the British companies (E1,547 million) and a liability representing the borrowings (E3,948 million) used to acquire them are recorded in Vivendi Universal's consolidated financial statements. However, the December 2001 capital gain before tax of E1.1 billion was recognized as definitive due to the reduction in the nominal value of the total return swap in connection with the issuance of 150 million exchangeable shares certificates.

     In May 2002, as a result of the termination of the total rate of return swap on those shares, Vivendi Universal recognized a pre-tax gain of approximately E1.6 billion, net of expenses, and was able to reduce gross debt by approximately E4 billion.

US GAAP

     Under US GAAP, the disposal of the BSkyB shares to the two British companies was recognized as a sale as defined by SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125, as the British companies met all the criteria of Qualified Special Purpose Entities (QSPE). Consequently, a E1.3 billion pre-tax capital gain was recognized in 2001. The total return swap was accounted for a derivative instrument under SFAS 133, at fair value with changes in fair value recognized in current period earnings. It was recognized as income in the amount of E523 million at December 31, 2001.

     As a result of the termination of the total return swap in May 2002, Vivendi Universal recognized a pre tax loss of E523 million.

17.2.3  ACCOUNTING FOR VIVENDI ENVIRONNEMENT

French GAAP

     Under French GAAP, Vivendi Universal consolidated its investment in Vivendi Environnement until December 31, 2002, when Vivendi Universal reduced its ownership interest in Vivendi Environnement from 41% down to 20.4%. Until that date, Vivendi Universal held more than 40% of Vivendi Environnement outstanding shares and no other shareholder held, directly or indirectly, a greater proportion of Vivendi Environnement's voting rights than Vivendi Universal.

US GAAP

     Under US GAAP, Vivendi Universal accounted for its investment in Vivendi Environnement following the equity method since July 1, 2002, when Vivendi Universal reduced its ownership interest in Vivendi Environnement from 63% down to 41%.

     This difference between French GAAP and US GAAP has no impact on reconciliation of shareholders' equity, net income and comprehensive income to US GAAP.

17.2.4  AMORTIZATION OF ACQUIRED FILM COST

French GAAP

     Under French GAAP, Vivendi Universal estimated the fair value of films acquired in the context of the Seagram Transaction in accordance with the normalized margin method.

US GAAP

     Under US GAAP, FAS 142, which became effective in 2002, recommends that the fair value of films acquired in the context of a business combination should be based on the discounted cash flow methodology rather than any other methodology.

     This difference between French GAAP and US GAAP has no impact on 2002 reconciliation of shareholders' equity, net income and comprehensive income to US GAAP.

17.3 RECONCILIATION OF SHAREHOLDERS' EQUITY, NET INCOME AND COMPREHENSIVE INCOME TO US GAAP

17.3.1  RECONCILIATION OF SHAREHOLDERS' EQUITY TO US GAAP

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               2002       2001       2000
                                                              -------    -------    -------
                                                                 (IN MILLIONS OF EUROS)
Shareholders' equity as reported in the Consolidated
  Statement of Shareholders' Equity.......................    E14 020    E36 748    E56 675
  Adjustments to conform to US GAAP:
  Business combinations and goodwill......................      8 171      8 158      8 783
  Goodwill impairment charge..............................     (8 861)    12 626         --
  Impairment of long-lived assets(1)......................         23        (90)       (88)
  Intangible assets.......................................       (462)      (427)      (329)
  Financial instruments...................................     (1 241)    (1 492)       823
  Disposal of investment in BSkyB.........................     (1 307)       774         --
  Employee benefit plans..................................       (196)        --        (23)
  Other...................................................       (208)      (127)       192
Tax effect on adjustments.................................      1 281       (268)    (1 304)
                                                              -------    -------    -------
                                                               11 220     55 902     64 729
                                                              -------    -------    -------
Fees associated with BSkyB swap, after tax................         --        (37)        --
                                                              -------    -------    -------
                                                               11 220     55 865     64 729
Puts on vivendi Universal's own shares....................       (155)    (1 597)        --
                                                              -------    -------    -------
US GAAP shareholders' equity..............................    E11 065    E54 268    E64 729
                                                              =======    =======    =======

---------------

(1) Those provisions relate to real estate assets.

17.3.2  RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE TO US GAAP

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002        2001       2000
                                                              --------    --------    ------
                                                                  (IN MILLIONS OF EUROS)
Net income as reported in the Consolidated Statement of
  Income....................................................  E(23 301)   E(13 597)   E2 299
Adjustments to conform to US GAAP:
  Business combination and goodwill.........................        32        (333)     (263)
  Goodwill impairment charge................................    (4 425)     12 626        --
  Impairment of long-lived assets...........................       113          (1)      (23)
  Intangible assets.........................................       (23)        (62)     (106)
  Financial instruments.....................................       869         377       105
  Disposal of investment in BSkyB...........................    (2 025)        774        --
  Employee benefit plans....................................       (72)        (33)     (108)
  Other.....................................................       (83)       (290)      (46)
Tax effect on adjustments...................................     1 530        (557)       50
                                                              --------    --------    ------
                                                               (27 385)     (1 096)    1 908
                                                              ========    ========    ======
Fees associated with BSkyB swap, after tax..................        --         (37)       --
                                                              --------    --------    ------
US GAAP net income (loss), before cumulative effect of
  change in accounting principle, after tax.................  E(27 385)   E (1 133)   E1 908
                                                              ========    ========    ======
Cumulative effect of change in accounting principle, after
  tax(1)....................................................   (17 062)        (39)       --
                                                              --------    --------    ------
US GAAP net income (loss)...................................  E(44 447)   E (1 172)   E1 908

---------------

(1)  Adoption of FAS 142 in 2002 and FAS 133 in 2001

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 2002        2001
                                                              ----------   ---------
                                                              (IN MILLIONS OF EUROS,
                                                                 EXCEPT PER SHARE
                                                                     AMOUNT)
Net income -- basic.........................................   E(44 447)    E(1 172)
Dilutive effect of
  Shares issuable on conversion of debt.....................         33          27
                                                               --------     -------
Net income diluted..........................................   E(44 414)    E(1 145)
                                                               ========     =======
Weighted average number of shares outstanding -- basic
  (millions)................................................    1 086.9       980.9
Dilutive effect of
  Shares issuable on conversion of debt.....................      114.2        34.6
  Shares issuable on exercise of dilution options...........        3.0         4.0
  Shares attributable to stock purchase plans...............        1.1         4.4
  Shares applicable to warrants.............................        0.0         1.1
  Shares applicable to put options sold.....................       19.9         7.2
                                                               --------     -------
Weighted average number of shares outstanding -- diluted
  (millions)................................................    1 225.1     1 032.2
                                                               ========     =======
Earning per share -- basic..................................   E (40.89)    E (1.19)
Earning per share -- diluted................................   E (40.89)    E (1.19)
Earning per share before cumulative effect of change in
  accounting principles, after tax-basis....................   E (25.19)    E (1.16)
Earnings per share before cumulative effect of change in
  accounting principles after tax and dilution..............   E (25.19)    E (1.16)

GOODWILL AND OTHER INTANGIBLE ASSETS: ADOPTION OF STATEMENT 142

                                                                   YEARS ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                 2002         2001         2000
                                                              ----------    ---------    --------
                                                               (IN MILLIONS OF EUROS, EXCEPT PER
                                                                         SHARE AMOUNT)
Reported US GAAP net income.................................   E(44 447)     E(1 172)     E1 908
Add back Goodwill amortization..............................         --        1 706         699
                                                               --------      -------      ------
Adjusted US GAAP net income.................................   E(44 447)     E   534      E2 607
  Basic earnings per share..................................   E (40.89)     E  0.54      E 4.43
  Diluted earnings per share................................   E (40.89)     E  0.54      E 4.13

17.3.3  STATEMENT OF COMPREHENSIVE INCOME (LOSS)

     Under US GAAP, the following information would be presented within the Consolidated Financial Statements as either a separate statement or as a component within the Consolidated Statement of Shareholders' Equity:

                                                                YEARS ENDED DECEMBER 31,
                                                             -------------------------------
                                                               2002       2001        2000
                                                             --------    -------    --------
                                                                 (IN MILLIONS OF EUROS)
US GAAP net income.........................................  E(44 447)   E(1 135)   E  1 908
Other comprehensive income, net of tax:....................        --
  Foreign currency translation adjustments.................    (3 615)     1 470        (700)
  Unrealized gains (losses) on equity securities...........      (560)    (3 438)      3 158
  Unrealized gains on cash flow hedges.....................        --         13          --
  Minimum pension liabilities adjustment...................       (19)      (164)         (5)
                                                             --------    -------    --------
US GAAP comprehensive income...............................  E(48 641)   E(3 254)   E  4 361
                                                             ========    =======    ========

17.4  EMPLOYEE BENEFIT PLANS

     In accordance with the laws and practices of each country in which we operate, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions and other post-retirement benefits to eligible employees, as discussed in Note 1. Disclosures in accordance with SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, are presented below.

     The following tables pertain to Vivendi Universal's defined benefit and post-retirement plans principally in the US, the UK, Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending December 31, 2001 and 2002:

                                                                               POSTRETIREMENT
                                                           PENSION BENEFITS       BENEFITS
                                                           ----------------    --------------
                                                            2002      2001     2002     2001
                                                           ------    ------    -----    -----
                                                                 (IN MILLIONS OF EUROS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year..................  E2 712    E2 137    E274      187
Service cost.............................................      54       106       2        1
Interest cost............................................     109       146      17       16
Plan participants' contributions.........................       2         8      --       --
Business combinations....................................      19       568      --       53
Disposals................................................  (1 088)     (242)    (65)      (1)
Curtailments.............................................      (2)       (9)     --       (7)
Settlements..............................................    (118)       --      --       --
Plan modifications.......................................      54        --      --       --
Transfers................................................      64        --      --       --
Actuarial loss, net......................................     109        20      38       34
Benefits paid............................................    (139)      (80)    (16)     (12)
Special termination benefits.............................       4         2      --       --
Other (foreign currency transaction).....................    (200)       56     (31)       3
                                                           ------    ------    ----     ----
Benefit obligation at end of year........................  E1 580    E2 712    E219     E274
                                                           ======    ======    ====     ====
PROJECTED BENEFIT OBLIGATION AT END OF THE YEAR
US companies.............................................     826     1 108     201      257
French companies.........................................      79     1 017      --       --
Other....................................................     675       587      18       17
                                                           ------    ------    ----     ----
                                                           E1 580    E2 712    E219     E274
                                                           ======    ======    ====     ====

                                                                             POSTRETIREMENT
                                                         PENSION BENEFITS       BENEFITS
                                                         ----------------    --------------
                                                          2002      2001     2002     2001
                                                         ------    ------    -----    -----
CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year.........   2 049     2 036       --       --
Actual return on plan assets...........................     (85)     (265)      --       --
Employers' contributions...............................      96        44       16       12
Plan participants' contributions.......................       2         8       --       --
Business combinations..................................      14       551       --       --
Disposals..............................................    (980)     (315)      --       --
Settlements............................................    (118)       --       --       --
Transfers..............................................      75        --       --       --
Benefits paid..........................................    (138)      (64)     (16)     (12)
Other (foreign currency translation)...................    (107)       54       --       --
                                                         ------    ------    -----    -----
Fair value of plan assets at end of year...............  E  808    E2 049    E  --    E  --
                                                         ======    ======    =====    =====

                                                                             POSTRETIREMENT
                                                         PENSION BENEFITS       BENEFITS
                                                         ----------------    --------------
                                                          2002      2001     2002     2001
                                                         ------    ------    -----    -----
FAIR VALUE OF PLAN ASSETS AT END OF YEAR
US companies...........................................     369       714       --       --
French companies.......................................      25       942       --       --
Other..................................................     414       393       --       --
                                                         ------    ------    -----    -----
                                                         E  808    E2 049    E  --    E  --
                                                         ======    ======    =====    =====
FUNDED STATUS
Underfunded obligation.................................    (772)     (663)    (219)    (274)
Unrecognized actuarial (gain) loss.....................     424       480       54       37
Unrecognized prior service benefit.....................      39       (70)      (4)      (4)
Unrecognized net transition asset......................      --       (16)      --       --
Write-off of prepaid on multi-employer scheme
  overtime(1)..........................................      --       (38)      --       --
                                                         ------    ------    -----    -----
US GAAP net accrued liability..........................  E (309)   E (307)   E(169)   E(241)
                                                         ======    ======    =====    =====

---------------

(1) Prepaid arising from multi-employer plans overtime (activities under lease contract) are written off since it is unlikely that they will be recoverable through future contribution holidays.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E1,462 million, E1,383 million and E660 million, respectively, as of December 31, 2002 and E1,864 million, E1,654 million and E1,008 million, respectively, as of December 31, 2001. These amounts are shown in detail in the table below:

                                                                  2002         2001
                                                                ---------    ---------
                                                                (IN MILLIONS OF EUROS)
US COMPANIES
  Accumulated benefit obligation............................     E  799       E  984
  Projected Benefit Obligation..............................     E  825       E1 108
  Plan Assets at Fair value.................................     E  368       E  714
--------------------------------------------------------------------------------------
UK COMPANIES
  Accumulated benefit obligation............................     E  310       E  216
  Projected Benefit Obligation..............................     E  336       E  236
  Plan Assets at Fair value.................................     E  243       E  208
--------------------------------------------------------------------------------------
FRENCH COMPANIES
  Accumulated benefit obligation............................     E   56       E  262
  Projected Benefit Obligation..............................     E   69       E  318
  Plan Assets at Fair value.................................     E   10       E   67
--------------------------------------------------------------------------------------
OTHER COMPANIES
  Accumulated benefit obligation............................     E  218       E  192
  Projected Benefit Obligation..............................     E  232       E  202
  Plan Assets at Fair value.................................     E   39       E   19
--------------------------------------------------------------------------------------
TOTAL
  Accumulated benefit obligation............................     E1 383       E1 654
  Projected Benefit Obligation..............................     E1 462       E1 864
  Plan Assets at Fair value.................................     E  660       E1 008
--------------------------------------------------------------------------------------

     Amounts recognized in the balance sheet at December 31 consist of:

                                                                               POSTRETIREMENT
                                                           PENSION BENEFITS       BENEFITS
                                                           ----------------    --------------
                                                            2002      2001     2002     2001
                                                           ------    ------    -----    -----
                                                                 (IN MILLIONS OF EUROS)
Prepaid benefit cost...................................    E  73     E 240     E  --    E  --
Accrued benefit liability..............................     (778)     (810)     (169)    (241)
                                                           -----     -----     -----    -----
US GAAP net accrued liability..........................    E(705)    E(570)    E(169)   E(241)
Minimum liability adjustment(1)........................      396       263        --       --
                                                           -----     -----     -----    -----
US GAAP net accrued liability recognized...............    E(309)    E(307)    E(169)   E(241)
                                                           =====     =====     =====    =====

---------------

(1) US GAAP requires the recognition of a liability when the accumulated benefit obligation exceeds the fair value of plan assets by an amount in excess of any accrued or prepaid pension cost reported. The additional liability is offset by an intangible asset, up to the amount of any unamortized prior service cost and the excess, if any, is recorded as a reduction of shareholder's equity, net of tax. US GAAP does not permit the recognition of an asset if the fair value of the plan assets exceeds the accumulated benefit obligation.

     Net accruals in the accompanying consolidated balance sheet can be compared with the balances determined under US GAAP as follows:

                                                                               POSTRETIREMENT
                                                           PENSION BENEFITS       BENEFITS
                                                           ----------------    --------------
                                                            2002      2001     2002     2001
                                                           ------    ------    -----    -----
                                                                 (IN MILLIONS OF EUROS)
US GAAP net accrued liability............................  E(705)    E(570)    E(169)   E(241)
Excess funding of plans recognized in income only when
  paid back to Vivendi Universal.........................     (1)       (2)       --       --
Impacts of transition obligation, prior service costs and
  actuarial gains recognized with a different timing
  under local regulations................................     --       (74)       --       (1)
Minimum liability adjustment.............................    396       263        --       --
                                                           -----     -----     -----    -----
French GAAP net accrued liability in consolidated
  financial statements...................................  E(310)    E(383)    E(169)   E(242)
                                                           =====     =====     =====    =====
Accrued..................................................  E(383)    E(623)    E(169)   E(242)
Prepaid..................................................  E  73     E 240     E  --    E  --

     Net periodic pension cost and other post-retirement benefit costs under US GAAP for the years ended December 31 2000, 2001 and 2002 include the following components:

                                                  PENSION BENEFITS       POST-RETIREMENT BENEFITS
                                                --------------------    --------------------------
                                                2002    2001    2000     2002      2001      2000
                                                ----    ----    ----    ------    ------    ------
                                                              (IN MILLIONS OF EUROS)
Service cost..................................  E 54    E106      56     E 2       E 1       E--
Expected interest cost........................   109     146      66      17        16         1
Expected return on plan assets................   (83)   (171)    (91)     --        --        --
Amortization of prior service costs...........     4      (8)     (9)     (1)       (1)       --
Amortization of actuarial gains...............    32       7     (12)      1        --        --
Amortization of transition asset..............    --      (5)     (2)     --        --        --
Curtailments/settlements......................    85      (3)     (1)     --        (7)       --
Write-off of prepaid on multi-employer scheme
  overtime....................................     3       7      22      --        --        --
                                                ----    ----    ----     ---       ---       ---
US GAAP net benefit cost......................  E204    E 79    E 31     E19       E 9       E 1
                                                ====    ====    ====     ===       ===       ===

     Annual cost under French GAAP was E198 million and E31 million for the years ended December 31, 2002 and 2001, respectively. The difference between these amounts and the annual cost under US GAAP primarily results from the amortization of the initial transition liability and of actuarial gains and losses. In addition, certain companies do not recognize the excess funding.

     The weighted-average rates and assumptions utilized in accounting for these plans for the years ended December 31 2001 and 2002 were:

                                                                  PENSION       POST-RETIREMENT
                                                                  BENEFITS          BENEFITS
                                                                ------------    ----------------
                                                                2002    2001     2002      2001
                                                                ----    ----    ------    ------
                                                                     (IN MILLIONS OF EUROS)
Discount rate...............................................     5,7%    6,3%     6,0%      6,9%
Expected return on plan assets..............................     7,2%    7,4%     N/A       6,0%
Rate of compensation increase...............................     3,5%    4,3%     3,7%      3,0%
Expected residual active life (in years)....................    12,5    14,5     16,1      13,0

     Expected long-term rates of return for the plan assets have been determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. Vivendi Universal mainly has plan assets in the US, the UK and Canada. In these three countries the expected long-term rates of return for plan assets were respectively 9% as of December 31, 2002 and 10% as of December 31, 2001 for the US plans, 6.25% as of December 31, 2002 and 6.75% as of December 31, 2001 for the UK plans and 5% as of December 31, 2002 and 5.75% as of December 31, 2001 for the Canadian plans.

     For post-retirement benefit measurement purposes, Vivendi Universal assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 10% and 12% in the pre-age 65 and post-age 65 categories, respectively in 2002 to 5.5% and 5.5%, pre-age 65 and post-age 65, respectively by 2010. In 2002, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by E12 million and the pre-tax expense by E1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by almost E11 million and the pre-tax expense by E1 million.

     Retirement costs of multi-employer plans in France consist of defined contributions determined in accordance with the French law. Defined contributions for the French businesses retained at the end of

2002 amounted to E73 million in 2002 compared to E67 million in 2001 for those same businesses and were expensed during the year in which they were incurred.

17.5  STOCK BASED COMPENSATION

17.5.1  EMPLOYEE STOCK OPTION PLANS

     Since its creation through the Merger Transactions on December 8, 2000, Vivendi Universal has adopted several stock options plans under which options may be granted to employees to purchase Vivendi Universal common shares at not less than the fair market value of the shares on the date of the grant. For the most common plans, one third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date, the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.

     For one exceptional performance-related plan, the "out-performance" plan granted on December 8, 2000, outstanding options vest after six years, but can be accelerated after three years based upon the performance of Vivendi Universal common stock versus a composite of the MSCI and Stoxx Media Indices. Under all plans, outstanding options expire eight years from the date of the grant. Under both French and US GAAP, no compensation expense has been recorded in connection with these plans.

     Prior to the Merger Transactions, both Vivendi and Canal+ Group had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of the grants. At Vivendi, the strike prices were discounted 12.5% to 20% below the fair market value of the shares on the dates of the grants, at Canal+ Group, the discounts were between 0% and 10%. Under these plans, outstanding options vest over a 3 to 5 year period from the date of the grant, become exercisable over a 3 to 5 year period from the date of the grant and expire 7 to 10 years from the date of the grant. On December 8, 2000, outstanding options under the Canal+ Group options plans were converted to or replaced by Vivendi Universal stock options plans. On this date, the plans were modified so that the options vest in the same way than the new options of the most common plans of Vivendi Universal, described above. Under French GAAP, no compensation expense has been recorded in connection with these stock options plans. Under US GAAP the compensation cost recorded in connection with these plans was E(17.8) million and E29.9 million for the years ended December 31, 2002 and 2001.

     At the end of June 2002, Vivendi Environnement was no longer considered as a subsidiary of Vivendi Universal under US GAAP, which implied a change of status of its employees, who are thus no longer considered as employees of Vivendi Universal. Some of these employees were granted stock-options of Vivendi Universal during the past three years and part of these options were not vested at that date. Since no specific clause was included in the rules of the stock options plans that foresees the terms of a change of status of the grantees, the stock options were neither cancelled nor modified and vest in the same way than before the change of status.

     Therefore, the compensation cost for stock options plans on Vivendi Universal shares held by Vivendi Environnement employees has to be remeasured using the fair value method, until these options are definitively vested. The compensation cost recorded in connection with these stock options plans for the year ended December 31, 2002 is non significant before the change in status and E0.7 million after the change in status.

     In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock-options plans. The most important companies are USA Networks, MP3.com and StudioCanal. Under both French and US GAAP, the fair value of the stock options was recorded in addition to the purchase price; however some compensation cost will be recognized under US GAAP for the unvested portion of these options until they are vested to the grantees. The compensation cost recorded in connection with these plans was E20.9 million and nil for the years ended December 31, 2002 and 2001.

     Transactions involving the combined stock options of Vivendi Universal and CANAL+ are summarized as follows:

                                                                                  EXERCISE PRICE
                                                                STOCK OPTIONS    OF STOCK OPTIONS
                                                                 OUTSTANDING       OUTSTANDING
                                                                -------------    ----------------
BALANCE, DECEMBER 31, 1999..................................     25 902 867           E46,2
Granted.....................................................     15 131 761           E85,7
Exercised...................................................     (2 329 062)          E17,3
Cancelled...................................................       (126 216)          E19,2
                                                                 ----------           -----
BALANCE, DECEMBER 31, 2000..................................     38 579 350           E67,0
Granted.....................................................      8 827 226           E48,9
Exercised...................................................     (1 630 306)          E36,8
Cancelled...................................................       (180 315)          E24,4
                                                                 ----------           -----
BALANCE, DECEMBER 31, 2001..................................     45 595 955           E61,0
Granted.....................................................      3 186 392           E19,2
Adjusted....................................................      1 435 325           E60,8
Exercised...................................................       (176 510)          E20,2
Cancelled...................................................     (1 325 335)          E56,9
                                                                 ----------           -----
BALANCE, DECEMBER 31, 2002..................................     48 715 827           E58,5
                                                                 ==========           =====

     On December 8, 2000, 39,999,747 Seagram stock options were converted into 32,061,549 Vivendi Universal stock options on ADS's. Under both French and US GAAP, no compensation expense has been recorded in connection with the Seagram stock options plans. Transactions involving the stock options on ADSs are summarized as follows:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                               EXERCISE PRICE
                                                                ADS OPTIONS    OF ADS OPTIONS
                                                                OUTSTANDING     OUTSTANDING
                                                                -----------    --------------
BALANCE, DECEMBER 8, 2000...................................    32 061 549         $54,1
Granted.....................................................     6 878 697         $67,9
Exercised...................................................      (116 257)        $45,7
Cancelled...................................................       (29 941)        $56,1
                                                                ----------         -----
BALANCE, DECEMBER 31, 2000..................................    38 794 048         $56,6
Granted.....................................................     7 626 536         $55,9
Exercised...................................................    (3 520 575)        $45,4
Cancelled...................................................    (1 204 118)        $72,9
                                                                ----------         -----
BALANCE, DECEMBER 31, 2001..................................    41 695 891         $56,9
Granted.....................................................    10 096 389         $26,5
Adjusted....................................................     1 128 744         $49,6
Exercised...................................................    (1 212 832)        $34,8
Cancelled...................................................    (3 246 871)        $63,7
                                                                ----------         -----
BALANCE, DECEMBER 31, 2002..................................    48 461 321         $49,0
                                                                ==========         =====

     The following table summarizes information concerning currently outstanding and vested stock options and options on ADSs:

                                                             WEIGHTED
                                                              AVERAGE
                                              WEIGHTED       REMAINING                    WEIGHTED
                               NUMBER         AVERAGE       CONTRACTUAL     NUMBER        AVERAGE
RANGE OF EXERCISE PRICES     OUTSTANDING   EXERCISE PRICE      LIFE         VESTED     EXERCISE PRICE
------------------------     -----------   --------------   -----------   ----------   --------------
Stock options in euros
Under E20..................   4 871 516        E 15.8          4.63        2 420 516       E 19.6
E20 - E30..................   1 815 018        E 25.5          1.38        1 815 018       E 25.5
E30 - E40..................   2 582 226        E 34.1          3.45        2 091 776       E 33.4
E40 - E50..................  12 358 814        E 47.5          5.41        6 788 798       E 48.0
E50 - E60..................     883 291        E 56.2          6.70          233 877       E 57.6
E60 - E70..................   5 452 883        E 62.3          4.52        5 451 505       E 62.3
E70 - E80..................  14 918 511        E 74.3          5.32       11 829 602       E 73.8
E80 and more...............   5 833 568        E 94.6          5.65        3 850 155       E 94.6
                             ----------        ------          ----       ----------       ------
                             48 715 827        E 58.5          5.00       34 481 247       E 60.3
                             ==========        ======          ====       ==========       ======
Stock options on ADS's in US dollars
Under $20..................   4 261 870        $ 15.8          7.79        2 418 557       $ 16.6
$20 - $30..................   3 327 980        $ 23.7          7.96        2 838 375       $ 23.2
$30 - $40..................   5 147 935        $ 35.2          2.40        4 617 155       $ 35.3
$40 - $50..................  17 423 065        $ 44.1          5.43       10 428 106       $ 44.5
$50 - $60..................   3 457 511        $ 57.6          5.73        3 243 688       $ 58.0
$60 - $70..................   7 486 958        $ 65.7          5.86        5 649 250       $ 65.9
$70 - $80..................   7 125 806        $ 73.8          7.02        7 125 806       $ 73.8
Over $80...................     230 196        $268.7          6.95          230 196       $268.7
                             ----------        ------          ----       ----------       ------
                             48 461 321        $ 49.0          5.82       36 551 133       $ 51.5
                             ==========        ======          ====       ==========       ======

     At December 31, 2002, 34 481 247 stock options and 36 551 133 stock options on ADS's were exercisable at weighted average exercise prices of E60.3 and US$51.5, respectively. The options outstanding at December 31, 2002 expire in various years through 2010.

     The fair value of Vivendi Universal options grants is estimated on the date of grant using the Binomial Option Pricing Model with the following assumptions for the grants:

                                                                 DECEMBER 31,
                                                              ------------------
                                                              2002   2001   2000
                                                              ----   ----   ----
Expected life (years).......................................   5.5    6.3    7.9
Interest rate...............................................   5.0%   4.9%   4.8%
Volatility..................................................  60.0%  35.0%  35.0%
Dividend yield..............................................     0%     1%     1%

     In addition to the Vivendi Universal corporate plans described above, several consolidated subsidiaries maintained stock-based plans for their employees which are denominated in the subsidiary's stock. However, these plans are insignificant.

     Under US GAAP, the total compensation cost recorded in connection with employee stock options plans was E4 million at December 31, 2002.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               2002    2001    2000
                                                              ------   -----   -----
                                                              (IN MILLIONS OF EUROS)
Vivendi Universal and Canal+ Group's plan prior to the
  merger of December 8, 2000................................  (17.8)   29.9     8.6
Vivendi Environment's plan..................................    0.7     1.0     1.3

17.5.2  EMPLOYEE STOCK PURCHASE PLANS

     Vivendi Universal maintains savings plans that allow substantially all full time non-US employees of Vivendi Universal and its subsidiaries to purchase shares of Vivendi Universal. The shares are sold to employees at a 15% discount from the lower of the average market price of Vivendi Universal shares over the last 20 business days prior to the date of authorization by the Board of Directors and the market price on the date of authorization by the Board of Directors. Shares purchased by employees under these plans are subject to certain restrictions over their sale or transfer. The compensation cost recorded in connection with these plans was E4.4 million, E1 million and E86 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

     Vivendi Universal maintains a leveraged stock purchase plan named Pegasus, which is available exclusively to the employees of non-French subsidiaries. At the end of a five-year period, the employees are given assurance that they will receive the maximum amount of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal is hedged through a trustee based in Jersey by Societe Generale. The compensation cost recorded in connection with Pegasus was E59.6 million and E17 million and E10 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

     Shares sold to employee stock purchase plans are as follows:

                                                                     DECEMBER 31,
                                                           ---------------------------------
                                                             2002        2001        2000
                                                           ---------   ---------   ---------
Number of shares.........................................  2 402 142   2 604 670   8 937 889
Proceeds on sales (in millions of euros).................         25         133         555
Average cost if treasury stock sales (in euros)..........         10          51          62

     Under US GAAP, the total compensation cost recorded in connection with employee stock purchase plans was E64 million, E18 million and E96 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

17.6  RESTRUCTURING COSTS

     Under US GAAP, the requirements for recording a reserve for restructuring include the development of a formal plan, specific identification of operations and activities to be restructured, approval and commitment of management and notification to the employees to be terminated. Additionally, restructuring reserves may only be recorded if the related costs are not associated with or do not benefit continuing activities of Vivendi Universal and if the plan is expected to be largely completed within one year of initiation and no significant changes to the plan are likely. The reconciliation between the French and US GAAP provision for restructuring is as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2002     2001
                                                              ------   -------
                                                              (IN MILLIONS OF
                                                                   EUROS)
French GAAP provision for restructuring:
  Reorganization and restructuring costs(1).................   E 57     E 314
  Accrual for exit activities related to Seagram
     acquisition(2).........................................     56       300
  Other(3)..................................................     --        18
                                                               ----     -----
                                                                113       632
  Adjustments to conform to US GAAP(4)......................     --      (157)
                                                               ----     -----
  US GAAP provision for restructuring.......................   E113     E 475
                                                               ====     =====

---------------

(1) Recorded in provisions and allowances in the consolidated balance sheet (see
    Note 6).

(2) Recorded in other non-current liabilities and accrued expenses in the consolidated balance sheet (see Note 10).

(3) Relates to Vivendi Universal Publishing's interactive games operations. Recorded in accounts payable in the consolidated balance sheet.

(4) As of December 31, 2001 primarily relates to accruals and reorganization costs at Vivendi Environnement, which qualify as restructuring costs under French GAAP but not under US GAAP (E120 million at December 31, 2001). Certain of the accruals qualified as probable and estimable liabilities under SFAS No. 5, Accounting for Contingencies, thus the adjustment is only a reclassification with no impact on net income or shareholders' equity. Other accruals, recorded in prior years, did not comply with the provisions of Issues Task Force (EITF) 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and as such their reversal resulted in a net income/ shareholders' equity adjustment.

     In connection with the Merger Transactions and the integration of several other significant acquisitions, as discussed in Note 3, Vivendi Universal's management developed and committed to a variety of formal restructuring programs that were communicated to employees. The restructuring programs impacted several business segments and primarily related to the consolidation of facilities and related reductions in employee headcount. Costs incurred, include amounts associated with employee termination and early retirement programs, asset divestitures and costs associated with lease and other contract terminations. These plans are generally completed within one year of initiation.

     In addition to restructuring programs initiated by Vivendi Universal, certain of the acquired businesses had initiated and were executing their own restructuring programs at the time of acquisition. Vivendi Universal evaluated these programs at the time of acquisition to determine whether they were consistent with the integration strategy. If consistent, restructuring reserves were established through purchase accounting and are reflected as "Changes in scope of consolidation and purchase accounting adjustments" in the following summary of reserves for restructuring:

                                                                                            HOLDING,                      TOTAL
                                                                                           CORPORATE       VIVENDI       VIVENDI
                                    MUSIC   PUBLISHING   TV & FILM   TELECOMS   INTERNET   & NON-CORE   ENVIRONNEMENT   UNIVERSAL
                                    -----   ----------   ---------   --------   --------   ----------   -------------   ---------
                                                                        (EN MILLIONS D'EUROS)
EMPLOYEE TERMINATION RESERVES
Balance at December 31, 1999......  E  --      E 27        E --        E --       E --        E 43          E 52          E 122
  Changes in scope of
    consolidation and purchase
    accounting adjustments........     --        (4)         --          --         --         (39)           --            (43)
  Additions charged to income.....     --        64          --          --         --          --            --             64
  Utilization.....................     --       (10)         --          --         --          (3)          (17)           (30)
  Reversals.......................     --        (4)         --          --         --          --            --             (4)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2000......     --        73          --          --         --           1            35            109
Acquisition of Seagram............      5        --          --          --         --         118            --            123
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2000......      5        73          --          --         --         119            35            232
  Changes in scope of
    consolidation.................     --        --          --          --         --          --            --             --
    and purchase accounting
      adjustments.................     --        (5)         --          --         --          --            24             19
  Additions charged to income.....     --        42          --          --         19          --            18             79
  Utilization.....................     (5)      (65)         --          --        (12)        (49)          (35)          (166)
  Reversals.......................     --        (2)         --          --         --          --            --             (2)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2001......  E  --      E 43        E --        E --       E  7        E 70          E 42          E 162
                                    =====      ====        ====        ====       ====        ====          ====          =====
  Changes in scope of
    consolidation and purchase
    accounting adjustments........     --        11          --          --         (1)         --           (28)           (18)
  Additions charged to income.....     --         4          --          --         56          --            21             81
  Utilization.....................     --       (44)         --          --        (33)        (70)          (35)          (182)
  Reversals.......................     --       (10)         --          --         (7)         --            --            (17)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2002......  E  --      E  4        E --        E --       E 22        E --          E --          E  26
                                    =====      ====        ====        ====       ====        ====          ====          =====
OTHER RESTRUCTURING RESERVES
Balance at December 31, 1999......  E  --      E  5        E --        E 19       E --        E --          E 75          E  99
  Changes in scope of
    consolidation and purchase
    accounting adjustments........     --        --          20           5         --          --            17             42
  Additions charged to income.....     --        12          --          --         --          --            --             12
  Utilization.....................     --        (3)         --         (11)        --          --           (43)           (57)
  Reversals.......................     --        (1)         --          (4)        --          --            --             (5)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2000......     --        13          20           9         --          --            49             91
Acquisition of Seagram............    140        --          51          --         --          86            --            277
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2000......    140        13          71           9         --          86            49            368
  Changes in scope of
    consolidation.................     --        --          --          --         --          --            --             --
    and purchase accounting
      adjustments.................     --         4         (20)         --         --          --             2            (14)
  Additions charged to income.....     --        33          24          --         18          --             9             84
  Utilization.....................    (23)      (22)        (31)         (9)       (11)         --           (24)          (120)
  Reversals.......................     --        (5)         --          --         --          --            --             (5)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2001......    117        23          44          --          7          86            36            313
  Changes in scope of
    consolidation.................     --        --          --          --         --          --            --             --
    and purchase accounting
      adjustments.................     --        (8)         79          --          2          --           (34)            39
  Additions charged to income.....     --        --          (8)         --         18          --            20             30
  Utilization.....................   (117)       (9)        (54)         --         (8)        (26)          (21)          (235)
  Reversals.......................     --        (3)        (48)         --         (8)         --            (1)           (60)
                                    -----      ----        ----        ----       ----        ----          ----          -----
Balance at December 31, 2002......  E  --      E  3        E 13        E --       E 11        E 60          E --          E  87
                                    =====      ====        ====        ====       ====        ====          ====          =====
TOTAL RESTRUCTURING RESERVES
  Balance at December 31, 2002....  E  --      E  7        E 13        E --       E 33        E 60          E --          E 113
                                    -----      ----        ----        ----       ----        ----          ----          -----

Seagram Acquisition

     In connection with the acquisition and integration of Seagram, Vivendi Universal management developed a formal exit activity plan that was committed to by management and communicated to employees at the time the merger was consummated. The E400 million accrual for exit activities consists principally of relocation and severance costs, facility elimination costs, including leasehold termination payments and incremental facility closure costs and contract terminations, related to the acquired companies. In 2002 and 2001, cash payments made on the settlement of exit activities approximated E244 million.

Music

     Employee termination reserves of E5 million and other restructuring reserves of E140 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2001, all of the employee termination reserves and E23 million of the other restructuring reserves had been utilized. In 2002, the remaining part of the latter has been utilized.

Publishing

     Prior to their acquisitions in 1998 by Vivendi Universal, Havas and Grupo Anaya had initiated and were executing their own restructuring programs, primarily focused on headcount reduction. Vivendi Universal evaluated these programs and determined they were consistent with their integration strategy and thus E48 million of employee termination reserves were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". Concurrent with the acquisitions, Vivendi Universal determined that certain sales and administrative offices were redundant. This resulted in the establishment of E11 million in termination reserves related to approximately 240 employees of Grupo Anaya (12 management employees and 228 sales and administrative employees) and E5 million in termination reserves to reduce the administrative headcount at Havas. In addition to the reserves for acquired companies, E10 million of restructuring reserves were established related to historical subsidiaries. During 1998, E35 million of the reserves discussed above were utilized and E1 million were reversed, resulting in a E38 million employee termination reserve at December 31, 1998.

     In connection with the acquisition of Medi-Media in 1999, E15 million of employee termination reserves and E7 million of other restructuring reserves related to the closure and disposal of several operating facilities were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". As part of the integration, a restructuring plan was implemented to terminate approximately 40 employees. In addition to reserves established due to changes in the scope of consolidation, E18 million of additional employee termination reserves were charged to income in 1999, E1 million of employee termination reserves were reversed and E45 million of reserves were utilized, including E43 million of employee termination reserves and E2 million of other restructuring reserves.

     During 2000, several divisions within the Publishing business initiated restructuring plans. The games division implemented a down sizing plan, reorganization of shared services and a reallocation of business. These plans resulted in the accrual of E24 million of employee termination reserves for approximately 570 employees and E6 million of other restructuring reserves. The education division implemented several restructuring plans, including the downsizing of the French structure, the reorganization of the supply chain in Brazil and Spain and the closure of a site in Belgium. These plans generated restructuring reserves totaling E22 million, including E18 million allocated to the termination of approximately 210 employees. The information division implemented a reorganization of its back office department, primarily through mutualization and reallocation of services. Restructuring reserves for this plan totaled E14 million, resulting in the termination of approximately 220 employees. The services department decided to close down a logistic site, resulting in an employee termination reserve of E7 million for 117 employees and other facility closure reserves of E1 million. Headquarters also initiated a restructuring plan that will lead to the termination of 17 employees. The reserve for this plan totaled E2 million.

     During 2001, changes in the scope of consolidation and purchase accounting adjustments at VUP reduced reserves for restructuring by E1 million, primarily due to the disposal of France Loisirs. Additional restructuring reserves of E8 million at Grupo Anaya were recorded due to a change in local legislation, which increased employee termination costs. Under this plan, 37 employees were terminated in 2001 at a cost of E3 million. At the games division restructuring programs related to logistic reorganization and centralization of shared services continued throughout the year, resulting in the termination of 887 employees for E18 million and the utilization of other restructuring reserves for E27 million. Additional reserves of E33 million were recorded for the closure and downsizing of two studios, including E13 million for the termination of 337 employees. At the education division, approximately 100 employees were terminated in 2001 related to the downsizing of corporate functions and reorganization of logistics in France, Belgium, Brazil and the US for E12 million. Additional reserves of E15 million were recorded in order to complete the plan. At the information division restructuring reserves of E6 million were utilized in connection with the centralization of Comareg's headquarters in Lyon. Additional reserves of E10 million were recorded for a new plan initiated for the merger of the consumer press titles. The restructuring program for the centralization of shared services at the B2B division was abandoned generating a E6 million reversal of reserves. The services division have implemented a new plan to close a logistic site at a cost of E8 million, E5 million of which relate to employee termination reserves for 63 employees. The health division completed the closure of its London headquarters and other administrative reorganization plans, utilizing E21 million in employee termination and other restructuring reserves.

     During 2002, most of Vivendi Universal Publishing assets were sold. The remaining provision for restructuring are mainly related to Games (E3 million) and the Express-Expansion group which was sold in February 2003 (E2 million).

TV & Film

     Other restructuring reserves of E51 million were established as part of the accrual for exit activities related to the Seagram acquisition discussed above, of which E22 million had been utilized by December 31, 2001. The remaining part of the latter has been utilized in 2002. Additional other restructuring reserves of E24 million were established in 2001 by Canal+ Horizons, a subsidiary of Canal+ Group. Of the total, approximately E9 million related to their withdrawal from Maghreb and the Middle East (primarily contract termination fees), of which E1 million had been utilized by December 31, 2001. The remaining E15 million related to antenna restructuring, of which E8 million in contract termination fees were paid to American Studios in 2001. The E20 million restructuring reserve related to the operations of Canal+ Group, which was established as a result of the Merger Transactions in 2001, was reclassified to operating liabilities. As at the beginning of 2002, following purchase of Wizja TV platform to UPC, Canal+ Group's stake in TKP increased which led to change the consolidation method from Equity Method to Full integration. This change was responsible for scope entry in the restructuring provision amounting to E92.9 million in the consolidated balance-sheet corresponding to the restructuring of this new platform. The decrease of the provision during 2002 amounted to E70.1 million. The currency translation adjustment amounted to E13.4 million. It reduced therefore the global provision at end of December 2002 to E9.4 million. By the end of the period this provision can be detailed as follows: closing of the British subsidiary amount to E2.6 million, change of subscribers cards and loading new software to Wizja decoders to make them ready to work on one encryption system (E2.5 million), administrative issues: down-sizing of offices (E2.3 million), technical issues amount to E1.7 million and correspond to secure encryption systems and set up software for interactive services.

Telecoms

     In December 1997, SFR decided to discontinue mobile telephone service operations utilizing analog technology. In connection with this decision, a reserve of approximately E59 million was established related to the phasing out of the subscriber base and associated technology. The program was essentially completed by December 31, 2000. The remaining reserves of E9 million related to other technological changes accrued during previous years, all of which were utilized in 2001.

Internet

     As the result of the general dotcom slowdown, Vivendi Universal's Internet business has made significant changes to its business strategy. In 2001, this resulted in restructuring programs involving employee reduction and other costs associated with the reorganization and reallocation of business. In the US, Flipside finalized a restructuring plan in connection with the acquisition of Uproar. The total costs of the plan amount to approximately E15 million, comprised of E9 million in severance and employee termination costs and E6 million in facility exits costs, including assets writedowns, lease terminations and other exit costs. Additionally, the consolidation of all US Web properties into a single entity called Vivendi Universal Net USA has resulted in a restructuring plan in 2001. Costs associated with this plan are expected to total E4 million, 95% of which relate to facility and other exit costs. In Europe, restructuring of education and entertainment activities, horizontal portals and support and services activities are expected to cost E18 million, of which employee termination costs account for E10 million and other restructuring costs for E8 million.

     Further to Group refocusing strategy implemented in the mid-2002, the restructuring process started in 2001 has been accelerated with a comprehensive plan to either reclassify certain units into other group divisions, or to dispose off others or to shut down those with no foreseeable earning potential. The Net loss for year was therefore impacted by this restructuring program including employee termination, and other exit costs for a total amount of E59,2 million.

     In Europe, Scoot's was shut down and this resulted in an E16,7 million cost on the year including both employee termination costs and other exit costs such as contract's termination with various suppliers. Vivendi Universal Net holding incorporated a E16,8 million provision as of December,31st connected with the holding closing process and the risk or costs with other subsidiaries foreseeable close down.

     In the US, Get Music was shut down and long term liabilities related to lease agreements were reserved for a total amount of E8,4 million. Vivendi Universal Net USA holding company was downsized resulting in E9,3 million severance payments to employees.

Holding, Corporate & Non-Core

     Employee termination reserves of E118 million and other restructuring reserves of E86 million were established as part of the accrual for exit activities related to the Seagram acquisition as discussed above. At December 31, 2002, the total of the employee termination reserves and E30 million of the other restructuring reserves had been utilized.

     Vivendi Universal's withdrawal from its non-core businesses, primarily construction and real estate, has been an ongoing process over the past few years. All of the restructuring reserves related to non-core businesses consist of severance and employee termination costs related to headcount reductions. During 1996, 1997 and 1998, employee termination reserves totaling E174 million were recorded in connection with the termination of 5,611 employees in construction operations (936 management employees and 4,675 construction employees) and reserves of E11 million were recorded in connection with real estate operations. During the same period, E132 million of the reserves for construction operations were utilized and 4,263 employees were terminated (801 management employees and 3,462 construction employees). The remaining 1,348 employees, for whom there was a reserve of E42 million at December 31, 1998, were terminated in 1999. Utilization of the real estate operations reserve was E1 million during the period, leaving a balance of E10 million at December 31, 1998.

     During 1999, as a result of a general decline in the demand for construction in markets serviced by its German subsidiaries, Vivendi Universal established a new restructuring plan. Additionally, Vivendi Universal implemented restructuring plans in its civil engineering entities to adapt them to new technology, including digital technology related to electrical contracting. These plans resulted in the accrual of a E44 million reserve in connection with the termination of 1,460 employees in construction operations (277 management employees and 1,183 workers), of which E9 million was utilized during the year and 288 employees terminated (49 management employees and 239 construction employees). Also during 1999, additional reserves of E6 million were recorded for real estate operations, E6 million were utilized and a reduction of E2 million was recorded due to changes in the scope of consolidation.

     During 2000, the employee termination reserves related to non-core construction and real estate businesses were reduced to E1 million primarily due to the disposal of Vinci. These were utilized in 2001.

Environmental Services

     Over the past few years, our former Environmental Services business has engaged in several plans to restructure its activities, particularly to rationalize its regional organization. The E13 million employee termination reserve at December 31, 1998, primarily related to a restructuring plan, implemented during 1997, to rationalize the energy division formed through the merger of Compagnie Generale de Chauffe and EsysMontenay. This plan resulted in a workforce reduction of 1,271 employees, approximately 10% of which were executives and was completed in 2000. The E25 million other restructuring reserve at December 31, 1998, primarily comprised of lease termination costs and other costs to exit facilities related to a three-year restructuring plan associated with the water businesses in France. This plan, also implemented during 1997, resulted in the closure of approximately 20 regional agencies and 200 local units and was completed in 2000.

     Concurrently with the acquisition of US Filter in April 1999, our Environmental Services business designed and implemented a restructuring plan to streamline its manufacturing and production base, redesign its distribution network, improve its efficiency and enhance its competitiveness. The restructuring plan focused on two primary activities: (i) the combination of certain US Filter operating groups outside the United States with OTV and (ii) the combination and restructuring of the remaining US Filter entities, primarily in North America, with the operations of PSG, a subsidiary of Aqua Alliance. These restructuring plans identified certain manufacturing facilities, distribution sites, sales and administration offices and related assets that became redundant or non-strategic upon consummation of the transaction. The original costs associated with these plans totaled E109 million. Of the total, E63 million related to the combination with OTV, consisting of E45 million in severance and employee termination costs and E18 million in facility exit costs. The remaining E46 million related to the North American combination, consisting of E9 million in severance and employee termination costs and E37 million in facility exit costs. Facility exit costs include lease termination costs, relocation costs and other exit costs. These costs are reflected in "Changes in scope of consolidation and purchase accounting adjustments' in 1999 and were included in the purchase price allocation for US Filter.

     The combination of US Filter International with OTV, to create Vivendi Water Systems, was achieved through several restructuring plans, the most significant of which was in Benelux. This plan involved the closure or sale of three facilities and the significant down-sizing of a fourth and will result in the severance of 221 employees (including 23 executive employees) for a total amount of E29 million. This plan is expected to extend until the beginning of 2002 due to significant legal constraints requiring long termination periods. No employee had been terminated as of December 31, 2000. During 2001, 17 employees (including 8 executives) were terminated for a total cost of approximately E13 million. Facility exit costs associated with this plan originally amounted to E2 million, however, additional reserves of E7 million were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in "Changes in scope of consolidation and purchase accounting adjustments" and had no impact on net income for the period. During 2001, E1 million of these reserves were utilized.

     Plans related to the other locations involved severance costs of E16 million in connection with the termination of approximately 147 employees and E16 million in facility exit costs. During 1999, employee termination costs of E10 million were utilized in the termination of 81 employees and facility exit costs of E10 million were utilized. During 2000, employee termination costs of E4 million were utilized in the termination of 36 employees and the remaining E6 million of facility exit costs were also utilized. The remaining employees' termination reserve of E2 million was utilized in 2001 with the termination of 5 senior executives included in a total of approximately 30 terminated employees.

     In the North American restructuring plan, the E9 million in severance and employee termination costs related to a reduction in the combined workforce of 443 employees (66 management employees, 111 administrative employees, 234 manufacturing employees and 32 sales employees). The E37 million of facility exit costs, consisted of lease termination costs of E20 million and other related charges of E17 million (primarily pension termination accruals). The restructuring plan involved the closure of four manufacturing facilities in US Filter's water and wastewater group. Within US Filter's consumer group, the plan identified the closure of one manufacturing facility, one distribution facility and numerous company-owned dealerships. In addition, the plan identified two additional manufacturing sites and several distribution centers for the remaining US Filter operating groups. During 1999, E12 million of reserves were utilized, including E2 million in severance payments in connection with the termination of approximately 141 employees. Also in 1999, E13 million of preexisting PSG accruals were added to the North American restructuring plan. They are reflected in "Additions charged to income" as they were recorded by PSG in their 1999 statement of income. To complete the North American restructuring plan, additional reserves of E11 million, including E4 million of lease termination costs and E7 million of other related charges, were recorded in 2000 as adjustments to the cost of US Filter International. They are reflected in "Changes in scope of consolidation and purchase accounting adjustments" and had no impact on net income for the period. All additions through "Changes in scope of consolidation and purchase accounting adjustments" in 2000 result from the revision of the calculation of liabilities recorded as of December 31, 1999, which was performed in the first quarter of 2000. No new actions were identified that would result in additional liabilities. During 2000, E17 million of reserves were utilized, including E6 million in severance payments in connection with the termination of approximately 250 employees, leaving E41 million unutilized at December 31, 2000. In 2001, E23 million of reserves were utilized, including the remaining E1 million in severance payments in connection with the termination of 52 employees. As of December 31, 2001, E18 million of the original reserves remained, consisting primarily of lease terminations with extended payment terms and pension termination benefits that will be paid to participants upon settlement of the related plans. Additionally, due to the continued decline in North America, US Filter initiated a new restructuring program in 2001 to reduce headcount and consolidate its manufacturing capacity. Under this program, restructuring reserves of E18 million were established in connection with the termination of 696 employees, including 264 professionals. During 2001, E4 million of the reserves were utilized and 142 employees were terminated. Five surface preparation regional headquarters have been combined into two service centers and five manufactory facilities and an after-market facility have been closed. Also in response to the business conditions certain regeneration plants were identified for closure and the company exited the copper etchant recovery business. At December 31, 2001, E14 million of the new reserves remained unutilized.

     In connection with the acquisitions of Apa Nova Bucuresti and the ex-services division of EDF in 2001, restructuring reserves were established through purchase accounting and were reflected as "Changes in scope of consolidation and purchase accounting adjustments". As part of the integration of Apa Nova Bucuresti, a restructuring plan was implemented to terminate approximately 1,700 employees, of which 85 were professionals. Employee termination reserves of E19 million were established, primarily related to severance, of which E12 million was utilized in connection with the termination of

1,200 employees in 2001. As part of the integration of the ex-services division of EDF with their existing operations, Dalkia implemented a restructuring plan to terminate 80 employees, of which 42 were professionals. Employee termination reserves of approximately E5 million were established, none of which was unutilized in 2001.

     In addition to these plans related to acquired companies, our Environmental Services business implemented less significant restructuring measures in its historical subsidiaries. In 2001, Onyx, as part of a program to reduce their overhead costs, implemented a reorganization of their IT (information technology) services. Restructuring reserves of approximately E7 million were established, including E1 million in severance payments, none of which was utilized in 2001. In 1999, an E11 million reserve, consisting of E6 million in connection with the closing of Aqua Alliance's headquarters and E5 million in connection with the consolidation of facilities in subsidiaries of OTV was recorded. The reserve, which was related to lease terminations and asset disposals, was utilized in 2000.

     Following the disposals which occurred in the 2002 financial year, Vivendi Universal is accounted for using the equity method as at December 31, 2002. Thus, at that date, restructuring reserves recorded by this subsidiary have been deconsolidated.

                          SUPPLEMENTARY FINANCIAL DATA

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

     On June 28, 2002, the Company reduced its participation in Vivendi Environnement to 48%. Accordingly, under US GAAP, the Company then began to account for its investment in Vivendi Environnement using the equity method of accounting. The accompanying unaudited condensed pro forma consolidated statement of income has been prepared on the basis that this reduction in participation occurred January 1, 2002 and the equity method of accounting was used for all of 2002. The unaudited condensed pro forma consolidated statement of income is not necessarily indicative of the actual results of operations which would have occurred had the reduction in participation occurred on that date, nor is it necessarily indicative of future operating results.

                                                         YEAR ENDED DECEMBER 31, 2002
                                                   -----------------------------------------
                                                                REDUCTION OF
                                                              PARTICIPATION IN    PRO FORMA
                                                    ACTUAL           VE          (UNAUDITED)
                                                   --------   ----------------   -----------
                                                            (IN MILLIONS OF EUROS)
REVENUES.........................................  E 58 150       E(30 038)       E 28 112
Cost of revenues.................................   (40 574)        23 825         (16 749)
Selling, general and administrative expenses.....   (12 937)         4 018          (8 919)
Other operating expenses, net....................      (851)           284            (567)
                                                   --------       --------        --------
OPERATING INCOME.................................     3 788         (1 911)          1 877
Financial expenses, net..........................    (1 333)           683            (650)
Financial provisions.............................    (2 895)           109          (2 786)
Other income (expense)...........................      (514)          (144)           (658)
                                                   --------       --------        --------
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES,
  GOODWILL AMORTIZATION, EQUITY INTEREST AND
  MINORITY INTEREST..............................      (954)        (1 263)         (2 217)
Exceptional items, net...........................     1 049             76           1 125
Income tax (expense) benefit.....................    (2 556)           437          (2 119)
                                                   --------       --------        --------
INCOME BEFORE GOODWILL AMORTIZATION, EQUITY
  INTEREST AND MINORITY INTEREST.................    (2 461)          (750)         (3 211)
Equity in (losses) earnings of disposed
  businesses.....................................        17             --              17
Equity in (losses) earnings of unconsolidated
  companies......................................      (294)           195             (99)
Goodwill amortization............................    (1 277)           285            (992)
Goodwill impairment..............................   (18 442)            --         (18 442)
                                                   --------       --------        --------
INCOME(LOSS) BEFORE MINORITY INTEREST............   (22 457)          (270)        (22 727)
Minority interest................................      (844)           270            (574)
                                                   --------       --------        --------
NET INCOME(LOSS).................................  E(23 301)      E     --        E(23 301)
                                                   ========       ========        ========
EARNINGS(LOSS) PER BASIC SHARE...................  E (21.43)                      E (21.43)
                                                   ========       ========        ========
ADJUSTMENTS TO CONFORM TO US GAAP:
  Cumulative effect of change in accounting
     principles, after tax(1)....................  E(17 062)         1 522         (15 540)
  Business combination and goodwill..............        32            (68)            (36)
  Goodwill impairment charge.....................    (4 425)            --          (4 425)
  Impairment of long-lived assets................       113             --             113
  Intangible assets..............................       (23)            18              (5)
  Financial instruments..........................       869            (15)            854
  Disposal of investment in BSkyB................    (2 025)            --          (2 025)
  Employee benefit plans.........................       (72)             2             (70)
  Other..........................................       (83)            32             (51)
Tax effect on adjustments........................     1 530            (21)          1 509
Adjustments to conform to US GAAP relative to
  VE.............................................        --         (1 470)         (1 470)
                                                   --------       --------        --------
US GAAP NET INCOME (LOSS)........................  E(44 447)            --         (44 447)
                                                   ========       ========        ========

                                       S-2